CITIGROUP 2003 ANNUAL REPORT















100 countries





$104 billion of capital
(and trust preferred securities)

6 continents









275,000 employees

who we are




citibank



we are an economic enterprise with...

- a relentless focus on growth, aiming to increase earnings by double digits on average.
- a global orientation, but with deep local roots in every market where we operate.
- a highly diversified base of earnings that enables us to prosper under difficult market conditions.
- capital employed in higher-margin businesses, each one of which is capable of profitable growth on a stand-alone basis.
- financial strength protected by financial discipline, enabling us to take risks commensurate with rewards to capture attractive opportunities.
- a close watch on our overhead costs, but with a willingness to invest prudently in our infrastructure—we spend money like it's our own.
- a focus on technological innovation, seamlessly delivering value to our customers across multiple platforms.

we value a workplace where...

- bureaucracy is discouraged, entrepreneurial thinking is fostered, and decision making is streamlined by an "open-door" management style.
- diversity is embraced, particularly in light of our globality.
- employees think and act like owners because they ARE owners.
- mistakes are admitted and addressed before they become real problems.
- people are promoted on their merits rather than on their tenure, and rewarded for their performance within the context of what they can personally control or influence.
- people treat each other with mutual respect and dignity.
- people truly feel that, no matter how large we grow, each and every one of us can make a difference.

we value people who...

- take the company personally. They care about each other, the quality of our products and services, and above all, their value to our customers and shareholders.
- are committed to a strong work ethic and are constantly striving to excel in serving our customers.
- are more interested in teamwork than in internal politics.
- lead by example, giving credit to others for success and assuming personal responsibility for failure.
- have a sense of urgency and excitement, demonstrate candor, insight, and creativity, and thrive in an environment of change, challenge, and competition.
- are top performers and are committed to excellence in whatever they do.

we aspire to be known as...

- a company with the highest standards of moral and ethical conduct—working to earn client trust, day in and day out. Our word is our bond.
- the leader in global financial services, with market leadership in every one of our major product lines, and one of the great companies in the world.
- a company where the best people want to work, and the first choice of where customers want to do business.
- customer centered, providing unparalleled levels of service as a means of protecting and building our business franchise over time.
- an organization people can trust—doing what we say and reporting results with accuracy and objectivity.
- a company dedicated to community service, taking a leadership role in every local community around the world in which we operate, and making a positive difference in the communities where we live and work.

citigroup at a glance

Citigroup has unique strengths that set it apart from the competition and enable the company to grow even during difficult economic conditions.

RECORD RESULTS—continued focus on growth.

	2003	2002
Net Income	$17.9 billion	$15.3 billion
Assets	$1.3 trillion	$1.1 trillion
Return on Common Equity	19.8%	18.6%
Stockholders' Equity[1]	$104.1 billion	$92.9 billion

[1] and Trust Preferred Securities

Net Income	2003	2002
Global Consumer Group	$9.6 billion	$8.3 billion
Global Corporate & Investment Banking Group	$5.4 billion	$3.2 billion
Global Investment Management	$1.7 billion	$1.5 billion
Smith Barney (Private Client Services)	$0.8 billion	$0.8 billion

DIVERSIFICATION OF INCOME—highly diversified base of earnings that enables Citigroup to thrive in difficult market conditions.



55%
31%
10%
4%

% By Product*	
Global Consumer Group	55%
Global Corporate & Investment Banking Group	31%
Global Investment Management	10%
Smith Barney (Private Client Services)	4%



64%
10%
4%
8%
4%
10%

% By Region *	
North America	64%
Asia	10%
Japan	4%
Mexico	8%
EMEA	10%
Latin America	4%

*excludes Proprietary Investment Activities and Corporate/Other

EXPENSE DISCIPLINE—we spend money like it's our own.

Revenue and Operating Expense Growth



9%
5%
6%
2%
REVENUE
EXPENSE
REVENUE
EXPENSE
2003
2002

CAPITAL STRENGTH—Citigroup's equity strength[1] of *$104.1 billion is a key to our ratings.*

	Moody's	S&P	Fitch
Citigroup	Aa1	AA-	AA+
Citibank	Aa1	AA	AA+
Citigroup Global Markets Holdings Inc.	Aa1	AA-	AA+
Travelers Insurance Company	Aa1	AA	AA+

Ratings as of 12/31/03

[1] and Trust Preferred Securities

UNPARALLELED DISTRIBUTION—largest distribution capacity of any financial services firm in the world; we serve 200 million customer accounts and do business in more than 100 countries through multiple channels:

citibank Banamex SMITH BARNEY citigroup Travelers Life & Annuity A member of citigroup

citifinancial PRIMERICA A member of citigroup citistreet A State Street and Citigroup Company citi citigroup private bank

 

Dear Shareholders,

We were honored to assume the leadership of Citigroup in October 2003. In one sense, this is a mark of continuity: Both of us have been senior members of Sandy Weill's management team since 1986. But in another sense, this is a mark of change: Many of the opportunities and the challenges before us are different from those we faced before.

Today, Citigroup is the largest, most profitable financial services company in the world, with shareholders' equity and trust preferred securities of $104 billion and a return on equity consistently in the range of 20 percent. And in just five years since the Travelers/Citicorp merger, we have accomplished that hardest of tasks, where many others have failed: the integration of large, complex businesses, each with its own important legacies and traditions, into a wholly new entity, with a new culture.

We have enjoyed helping to build the business over the past 18 years and we approach the future with enthusiasm, embracing both the opportunities and the challenges of a new chapter in our company's nearly 200-year history.

2003 OVERVIEW

We begin from a position of strength: 2003 was a very good year. We strengthened our leading global positions in most of our nine key product lines (see the back of this report). Indeed, six of the nine generated double-digit growth in 2003.

As for our core businesses, the Global Consumer Group continued to perform exceptionally well, with a 17 percent earnings increase over 2002; the Global Corporate & Investment Banking Group effected a strong comeback with an 18 percent increase in net income (excluding legal charges taken in 2002); Global Investment Management contributed significantly, with net income up 11 percent; and in a very challenging environment, Smith Barney's net income was down three percent.

At the regional level, the strength of our global platform was evidenced by Citigroup International's 18 percent income growth, which reflects positive results in our Asia Pacific, Europe, Middle East & Africa, and Latin America regions. Our focus on investing in those countries with the greatest potential for growth is bearing fruit. We also strengthened our risk management structure across the regions where we do business, limiting our exposure to political and economic vulnerabilities while continuing to grow our franchise.

Here are just a few of the year's highlights:

- We strengthened our leadership in Cards by acquiring the Sears Credit Card and Financial Products business, bringing together our Cards franchise with the retailing expertise of Sears and its 32 million accounts. The acquisition made Citigroup the leading private-label card issuer in the U.S. In addition, we launched our partnership with Home Depot to provide consumer and commercial credit card accounts to its customers.
- We continued our integration of Golden State Bancorp into the Citigroup family, expanding our presence in California and Nevada, and giving us greater access to the Hispanic market, the largest minority group in the U.S.
- Our Private Banking business marked its fifth consecutive record year, while our Global Corporate & Investment Banking Group maintained its number one position in Global Debt and Equity Underwriting for the ninth consecutive quarter.
- We received a record $15.5 billion in revenue from our cross-marketing initiatives, and made significant progress in the sale of investment and insurance products to our Wealth Management customers through Citibank, Smith Barney, the Citigroup Private Bank, Banamex, Primerica, and CitiStreet.





■ We increased our quarterly dividend by 75 percent in July, and again by 14 percent in January 2004.

■ We were named the world's best Internet bank and the world's best corporate/institutional Internet bank for the second consecutive year by *Global Finance* magazine.

At the same time, there are areas where, despite our best efforts in 2003, we have more work to do:

■ In our Global Corporate & Investment Banking Group, we scrutinized our Equities business strategy in light of certain industry trends, including margin compression, technology-driven execution, and overnight block trading. We launched several initiatives to take greater advantage of our large capital base, our global distribution capacity, and our talent—all core strengths.

■ Our Consumer Finance business is working to adapt to changing economic landscapes in the many countries where it now has a presence, while continuing to enhance its products and services to best serve its customers.

In both cases, we expect substantial improvement in 2004.

GROWTH STRATEGY

Our growth over the years has been extraordinary. Despite this empirical record, we are sometimes asked: Can you still grow? Are you too big to grow? Are you dependent on "big deals" for too much of your growth?

Our answer is unequivocal: We see significant opportunities for growth, and we are personally committed to Citigroup's legacy as a high-growth company. We see many ways to achieve this goal, including:

Market share The market for financial services is highly fragmented across many firms. This means that Citigroup's share within individual markets is sometimes low. Because of our unique platform, we have more opportunities to expand our franchise organically—by bringing our best-in-class products and services to these markets and growing our market share—than any other company in our industry.

Cross-marketing In addition to growing our share in markets throughout the world, we have the ability to grow organically through cross-marketing. We have consistently demonstrated the ability to cross-market quality products and services to both our consumer and corporate customers. Because of the unique breadth of our product set, we have more opportunities to grow through cross-marketing than any other company in our industry.

Acquisition When the right strategic acquisition opportunities become available, opportunities that fill unique product or geographic gaps, we will grow by acquisition. For example, our January 2004 acquisition of Washington Mutual's consumer finance business enabled us to solidify our position as the leading community-based lender in the U.S. and expand our presence in the important Southwest and Southeast regions. Because of our unique history of successfully completing business combinations, we have more opportunity to grow by strategic acquisition than any other company in our industry.

Of course, as we grow, our competitors are not standing still. We've built the industry model and are not surprised that others seek to emulate it. We expect consolidation in financial services to continue, and we are well-positioned as a consolidator.

SANDY WEILL

While the credit for Citigroup's success must go to the countless employees who yesterday and today have done such an outstanding job serving our customers, one individual's contribution stands out. Sandy Weill's genius has been in seeing value where others did not, whether in franchises not highly valued or in the potential for growth, and from looking at businesses differently and then exerting his enormous personal drive for success. The results under his leadership have been extraordinary—perhaps the most sustained record of growth in global business over those years.

While Sandy has retired as Chief Executive Officer, he has agreed to continue as a Director and as Chairman of the Board until 2006. We are very grateful for his continued contribution to the success of our great company.

CUSTOMER-DRIVEN

The breadth of Citigroup's products and geographic presence contributes significantly to our success, but it is not the only critical factor. We lead the industry because we are customer-driven. Great brands make promises to customers and deliver on them. No matter how large our company, or how complicated the product and distribution mix, we constantly seek to better serve our customers. In that respect, 2003 was one of our finest years. Here are a few examples:

Citibank Access Account Our Consumer business created the Citibank Access Account, a U.S. product that features "checkless" checking, no minimum balances, and access to a wide range of other products. The account makes it much easier for people who might not otherwise have access to financial services to begin participating in the banking system and become part of the economic mainstream.

Dual Coverage Our Global Corporate and Investment Banking business strengthened its client service capabilities by refining and streamlining our unique "dual coverage" model, where teams of investment and corporate bankers focus on all levels of the client organization—from the CEO to the Assistant Treasurer—as a way to gain a greater and more in-depth understanding of their needs and how best to serve them.

Dividend Strategy Portfolio Global Investment Management developed the Dividend Strategy Portfolio, a private account designed to help investors participate in the potential long-term benefits of dividend-paying stocks.

Integrated Investment Services Smith Barney introduced Integrated Investment Services, an enhanced investment platform that enables our clients to consolidate seamlessly their managed accounts, mutual funds, and exchange-traded funds, giving them a comprehensive single picture of their personal investments.

Russian Credit Card As people in Russia continue to seek more financial services, our subsidiary, Citibank ZAO, launched Citibank's first Russian credit card, with terms that provide this burgeoning market with greater flexibility in paying for purchases while making shopping and traveling a more affordable and safer experience.

Cuenta Perfiles In Mexico, our Banamex business introduced *Cuenta Perfiles*, or the Profile Account, a new product that is revolutionizing the concept of accounts in the Mexican banking system. The account—which can function as a savings or debit account and offers different combinations of products and services—gives customers complete flexibility to design the product according to their own needs and lifestyles.

CitiDirect Online Banking We introduced a major upgrade to CitiDirect Online Banking, our corporate web-based banking service, which offers complete payment, receivables, and trade capabilities in the emerging markets. The service is now available in 90 countries and was named "Best of the Web" for 2003 by Forbes.com in the financial services category.

OUR BUSINESS PRACTICES

Importantly, in 2003 we continued our thorough re-examination of the way we do business, with an eye toward developing standards that are not merely "common industry practice" or "letter of the law" but the best practices in a given area. We need to be clear about this subject: Because of our size and scope, because of the benefits of our position of business leadership, we are held to a higher standard. We accept this responsibility.

We created Business Practice committees in each of our core businesses to foster a candid exchange of information and to reinforce the most important discipline across our company: to always act in a way that earns the trust of our customers and the respect of our regulators. This is a permanent effort, a process now embedded in our businesses and our culture so that Citigroup is always reaching to set the very highest standards.

THE COMMUNITY

One of the important reasons that we are successful is because we do good things for the communities we serve. Housing is a critical need, and in 2003 we announced our commitment to provide $200 billion in affordable housing to low- and moderate-income, minority and underserved families in the U.S. by the end of the decade.

We were proud once again to be named to the Dow Jones Sustainability World Index and the FTSE 4 Good Index, which recognize companies that are leaders in setting standards in sustainable growth and in demonstrating superior environmental, social, and economic performance. We also took a leadership role in creating and adopting the Equator Principles, a voluntary set of guidelines for managing social and environmental issues related to the financing of development projects, and in January 2004 we extended those principles to create what the Rainforest Action Network termed "the strongest environmental policies yet of any private financial institution in the world."

In addition, Citigroup businesses and the Citigroup Foundation teamed up in 2003 to invest more than $11 million to support Financial Education programs. This is part of a long-term commitment to help people improve the quality of their lives by providing them with the information they need to make sound financial decisions. We are now planning a major new multi-year initiative that will capitalize on Citigroup's global presence to make Financial Education more broadly available throughout the world.

OUR PEOPLE

The photographs in this annual report feature our employees, and for good reason: They are the secret of Citigroup's success. Our philosophy of managing Citigroup and our employees is simple. We value people who have passion in their business lives, who are intent on winning, and who maintain the highest professional standards. We value performance standards where excellence is expected. We value a culture of accountability.

We are also proud to have a corporate culture that encourages diversity. Citigroup has formed employee networks open to all employees, including the African Heritage Network, the Pride Network, the Women's Network, the Working Parents Network, the Hispanic Network, and a multicultural network. We believe these networks, with chapters in the U.S. and Europe, demonstrate our commitment to creating an inclusive work environment where diversity is embraced and valued.

In 2003, we established a new office to coordinate the company's volunteer activities globally. Our employees responded as we have come to expect, with an outpouring of activity in their communities.

One of our most popular volunteer activities is Habitat for Humanity International and in 2003—in addition to our work on many Habitat builds—we contributed more than $2 million to support Habitat projects internationally as well as the U.S. "Citigroup Builds Communities" program.

THE FUTURE

While much has been accomplished, our focus is on the future. Enormous opportunities await us. We have by far the broadest product set and geographical scope in our industry but our market share in many places is small. Growing our market share, especially internationally, is a key focus. We have by far the strongest balance sheet in our industry but we have some businesses that are smaller and do not meet our goal of being an industry leader. Growing these businesses or reallocating that capital is a key focus. We have by far the best, most recognized brand name in our industry but our reputation has sometimes been tarnished. Growing and sustaining our reputation for excellence and probity is a key focus.

Our goal is simple: to be, on a continuing basis and by a wide margin, the most profitable, most respected financial services company in the world. We are confident of our future, proud of our employees, and energized by our belief that Citigroup's future is brighter than even its storied past.

Chuck Prince   Bob Willumstad





Dear Shareholders,

From my days as a young broker working the phones on Wall Street for my weekly paycheck, to the boardroom of the largest financial services company in the world, I never anticipated just how incredible the journey would be.

Along the way, I've experienced success many times over and endured setbacks. Through it all, I've never looked back or stopped thinking about the possibilities inherent in the financial services industry—to provide access to capital for millions of people, be a positive force in the world's communities and, at the same time, reward employees and shareholders for their commitment to, and belief in, the enterprise.

I believe Citigroup is the financial company that best embodies these attributes.

Since the Travelers/Citicorp merger in October 1998, Citigroup has accomplished what some viewed as impossible. Not only have we become the most successful financial company in the world, we have done so by bridging the vast cultural, technological, and other hurdles that have historically plagued large mergers, and by building a unified company with a clear strategic focus and common set of values. Today, we are the most exciting and dynamic financial enterprise in the world, working together to deliver on the promise we made to our customers in 1998.

I have been asked on several occasions what aspect of Citigroup's success has given me the greatest sense of accomplishment. Is it our diversified business model, which allows us to thrive in a changing environment? Is it our reach in more than 100 countries, or that we serve more customers with more products and services than any competitor? Or is it the value brought to shareholders—an investment in Commercial Credit at the end of 1986 had risen 2,858 percent at the end of 2003, far outdistancing the S&P 500's return for the same period, while the annual dividend rose nearly 7,000 percent.

I'm proud of all these achievements, which have positioned Citigroup well for the future. But what makes me proudest is the family of employees who have been on the journey with me every step of the way. Their resiliency and determination in the face of significant change and uncertainty is remarkable.

In October 2003, I turned over the reins of Citigroup to my longtime partners, Chuck Prince and Bob Willumstad. They have been with me since the days of Commercial Credit and are responsible for so much of our success. Chuck and Bob are leaders with the energy and drive that will propel Citigroup to even greater success in the coming years.

I will remain as chairman until early 2006, and I expect to contribute to our growth by building relationships with customers and government officials and helping to develop strategy. Along with Joan, my wife and best friend of nearly 50 years, I will also devote more of my days to philanthropic activities and my family.

It has been an extraordinary journey. Let me close with profound thanks to our shareholders, who have kept the faith through good times and bad; to our clients, who have demanded the best and made us a great organization; and to our board of directors, who have provided leadership and support in every circumstance. My special gratitude to retiring board member Arthur Zankel, whose sound judgment I have relied upon for many years. He has been instrumental in the growth and success of Citigroup.

Most of all, my thanks to our employees, who have worked hard and even sacrificed to ensure the success of our common enterprise. No traveler has ever had better companions. I hope you have enjoyed the journey as much as I have, and I know that in the years ahead, you will take this company to even greater heights than any of us ever imagined.

Sincerely,



Sandy Weill





Dear Shareholders,

Citigroup represented a vision and a new model when it was announced in April 1998, and there were many questions about whether it would work. I think the evidence since then strongly suggests that this model can provide substantial benefit to customers, employees, and stockholders, and that the management challenges—while formidable, as they are for any organization—can be met.

I also think that this model is particularly well-suited to meeting the needs of today's global economy. Size and strength are required to withstand the vicissitudes of its markets—which are massive, act rapidly, and are integrated across the globe—and its conditions. Moreover, clients need institutions that can provide a broad range of services in practically any location throughout the world, and often benefit from the integrated provision of multiple products. This broad product and global capability requires immense investment.

Emerging market and developing countries pose a special set of challenges. A strong, sound, effective, and creative financial system is at the center of any successful market-based economy, to promote and intermediate savings and to allocate those savings to the best and highest investment purposes, but many developing and emerging market countries do not yet have fully adequate banking and capital markets systems. Private sector international financial institutions can contribute greatly to meeting these needs, provided those countries have sound regulatory structures and adhere to international norms with respect to the rule of law and sanctity of contracts. There are also many needs that are requisite for a market-based economy to work but that markets themselves will not fulfill—an adequate universal education system, for example, as well as a decent health care system and social safety net. Building this kind of infrastructure will require foreign assistance as well as sound emerging-market country policy, and the international business community should support both.

All of this is to say that there is an immense need in the global economy for institutions with Citigroup's business model and strength, and that in turn creates great opportunities for Citigroup, its employees, and its shareholders.

Realizing those opportunities requires that we meet many difficult managerial challenges, such as maintaining strong client focus, attracting and motivating exceptional people in all areas, preserving an atmosphere of entrepreneurialism, remaining strategically dynamic, making decisions expeditiously, and inculcating a culture of mutual support.

I believe that Citigroup is well-positioned up and down the organization to meet these challenges. Of course, like any organization, Citigroup is a work in progress, and our challenges have to be met anew every day. Moreover, the future holds in store not only good times but also difficult times in economies and markets—as has always been the case—and that will magnify the challenge for a company that is a mainstay of the global financial system.

For me, personally, Citigroup has provided a remarkable opportunity to participate at the heart of the global economy and financial markets, and I believe strongly in the ability of this institution to meet its challenges in the years ahead, to play a major role in the global economy, and to provide great benefits to its customers as well as great opportunities for its employees and shareholders.

Sincerely,

Robert E. Rubin

$1.264 trillion
in assets







200 million
customer accounts







world's largest
provider of credit cards












citi

global consumer group

By almost any measure, Citigroup's Global Consumer Group (GCG) is the world's most comprehensive provider of financial solutions, offering some 200 million customer accounts the right balance of products, innovative technology, personalized service, and brand names they can trust to enable them to reach their financial goals.

If the GCG were a standalone company, it would be among the 10 most profitable companies in the world.

The reasons for this extraordinary level of success include our broad product array and distribution capacity, as well as our acquisition and integration expertise and leading brand names. But more than anything else, the GCG's success is rooted in the fact that our employees spend every day listening to our customers to ensure we meet their needs and expectations.

The fact is, we have an enormous responsibility: We help people fulfill their dreams by enabling them to reach their financial goals. We provide products and services that enable customers to buy a home, send their children to college, start their own business, or plan their retirement. To achieve that, we focus very effectively on particular consumer segments, such as the U.S. Hispanic market, for which we are developing products and services geared to suit customer needs.

Our approach to our customers is working. Overall in 2003, the GCG registered 17 percent growth in net income over 2002.

RECORD INCOME IN RETAIL BANKING

In 2003, North America Retail Banking (including Citibank, CitiCapital, the Consumer Asset Division, Primerica, and Mexico) achieved record profits, with a 39 percent rise in net income over 2002.

Much of our success is due to our ability to provide innovative gateways to financial services, making it easier for people to manage their money. For example, Citibank Global Transfers, launched in 2003, provides an inexpensive and safe way for customers to send money to family and friends overseas. The Citibank Access Account, also created in 2003, enables thousands of U.S. consumers who previously did not participate in the banking system to open accounts featuring a range of low-cost and easy-to-use financial services. Women & Co. continues to expand, bringing new customers to Citigroup and deepening existing relationships.

As for learning about customers, Citipro, our financial-needs analysis program, allows people to gain a clear picture of their financial situation and enables us to offer them the right products tailored to their needs. Citibank Online, which has received number one ratings from *Forbes* and Gómez Inc., has been a powerful mechanism for customer acquisition and retention.

While the GCG continues to grow organically, it also leverages opportunities through strategic acquisitions. One example is California's Golden State Bancorp, which was integrated into the group, greatly expanding our presence in California and Nevada.

The Consumer Asset Division significantly increased net income, as CitiMortgage maximized opportunities surrounding the refinancing boom as well as the acquisition of Golden State Bancorp. CitiMortgage also announced an unprecedented commitment to make $200 billion available for affordable housing in the U.S. before the end of the decade.

Primerica achieved a major milestone when it topped the $500 billion mark in life insurance policies in force, which places it among the industry's leaders. The business continued its European expansion with the launch of CitiSolutions in the U.K.

CitiCapital, our global finance and leasing business, was combined with our Commercial Markets Group and is now positioned to leverage the products and services of these businesses and implement strategies to expand its platform.

Retail banking continued to grow internationally. In Mexico, our highly successful Banamex business introduced *Cuenta Perfiles*, or the Profile Account. The account functions as a savings or debit account, depending on the customer's needs and lifestyle. In addition, Banamex launched the Tricolor card, making it easier and less expensive for residents of Mexico to receive funds from family members across borders via a Banamex ATM, as opposed to a formal bank account.

Retail Banking reported strong gains in other key markets, such as Brazil, India, Poland, and Russia. Citibank Chile successfully implemented new branding, while in Colombia, the payment portal www.mispagosladia.com surpassed its one-millionth payment.

CitiGold Wealth Management Banking in Asia continues to lead the region. We expanded our CitiGold online offering to Hong Kong, Singapore, and Taiwan, and Citibank became the first foreign bank to offer Dual Currency Deposits to retail customers in China. Citibank Japan introduced a new U.S. dollar cash card to benefit Japanese travelers and expatriates abroad and also continued its organic growth by expanding its domestic branch network.

Building on the success of Citibank's Wealth Management program in Asia, Citibank launched Wealth Management in eight countries in Europe, the Middle East, and Africa. Citibank also expanded its offerings to affluent customers in Germany with new investment centers and financial planning software.

GROWING OUR GLOBAL CARDS BUSINESS

Citigroup is the world's largest provider of card products, with more than 145 million open bankcard, private label, and charge card accounts. In North America, Citi Cards is the leading provider of credit card products in the industry. The business continued its success with a 16 percent net income increase over 2002 through a combination of innovative product offerings, strong customer support, and intelligent acquisitions.

In 2003, Citi became the U.S. leader in the private-label card sector through the acquisition of Sears' Credit Card and Financial Products business and entered into a long-term alliance to offer card products to Sears customers. We also launched an important strategic partnership with Home Depot and further enhanced our position in the co-brand oil business with the Shell partnership. In addition, Citi launched the groundbreaking and well-received Citi Identity Theft Solutions service to assist victims of identity theft, complementing our emphasis on fraud prevention and detection.

Our international cards business serves some 15 million accounts in more than 40 countries. In 2003, we were the first international bank to offer credit cards in Russia. Citigroup also launched the Ultima card for high-net-worth customers in Singapore and Citibank World Privileges, our unique global privilege program, in Asia.

Finally, Citibank and Shanghai Pudong Development Bank launched their first credit card in China, bringing international credit card services to mainland Chinese consumers. The new card is the first issued in China with foreign bank management and technology, and the first where customers can settle in local currency and U.S. dollars.

CONTINUED LEADERSHIP IN CONSUMER FINANCE

Citigroup's consumer finance business is the world's leader with some 3,200 branches. The business launched operations in Brazil, Romania, and Slovakia, bringing our global presence to 24 countries. In addition, we acquired Washington Mutual's consumer finance business early in 2004, which significantly expanded our distribution capabilities in the Southwest and Southeast regions of the U.S.

At the heart of the business is a time-tested community-based lending model, a key reason why more than 90 percent of our CitiFinancial customers in North America say they would recommend the product line to a neighbor. We are proud to make loans to firefighters, teachers, nurses, and other working people to help them fulfill their aspirations while also helping to build and revitalize communities.

As an industry leader, we continue to play a key role in setting the standards by which the consumer finance industry conducts business, aiming to strike the right balance between providing access to credit for those who need it most, and establishing consumer protections that are among the best in the industry.

CUSTOMERS FIRST

The success of the GCG and its many businesses is built on a foundation of satisfied customers, thriving communities, and the group's 140,000 talented employees. By continuing to listen to our customers, and developing and providing products and services to meet their needs, we hope and expect to continue delivering record-setting results.




Citicorp Investment Services
a member NASD/SIPC, and an affiliate of Citibank


global leader in consumer finance




citi
ienes cuenta bancaria?
s estabas esperando
sí de fácil.



global corporate & investment banking group

No other company serving the capital markets offers the geographic reach, local presence, product scope, expertise, and high standards that define Citigroup.

Our Global Corporate & Investment Banking Group (GCIB) is a leading force in the world's markets. We provide more industry-leading solutions to more clients in more countries than any of our competitors.

IT'S ABOUT CLIENTS

This focus on our clients' needs helped the group achieve an increase of 18.3 percent in net income in 2003 (excluding the impact of the 2002 charge for regulatory and legal reserves) along with a five percent increase in revenue.

At the same time, we improved the way we manage client relationships and emerged better equipped to realize our group's main objectives: to be number one in every product category in which we do business, and to be recognized by our clients as their best source of objective expert advice and execution capability.

As we retained our leadership position in the league tables in 2003—achieving once again the number one ranking in global combined debt and equity underwriting—we renewed our determination to deliver the unprecedented capabilities of Citigroup: a global product platform, local expertise doing business in more than 100 countries, and business standards that lead our industry.

In 2003, we reorganized our banking groups to serve our clients better, achieving internal efficiencies along the way. We also reinvigorated our organization's commitment to our core values of excellence, partnership, and ethics. We are proud of what we achieved—and the opportunities we will realize over time—by assuring that our business practices continue to be consistent with our values.

INDUSTRY-LEADING BUSINESS PRACTICES

The GCIB focused considerable time and effort to ensure that our organization's policies and practices reflected our commitment to transparency and high standards.

These efforts included the implementation of our structured finance policy, which sets an industry standard for client transparency. Under the policy, Citigroup executes material financing transactions not otherwise accounted for as debt only if the client agrees to disclose the net effect of the transaction in its financial statements.

We trained our staff in the policy and it is now woven into the approval process of every applicable transaction we execute worldwide. We also implemented policies throughout our organization that will ensure appropriate controls over the allocation of shares from initial public offerings.

A BETTER CLIENT COVERAGE MODEL

One of our goals has been to make the organization more accessible for clients while effectively using the power and benefits of our platform and expertise. We aligned our sector coverage, for example, so that clients could benefit from consistency across our product offerings, creating efficiencies in the process and honing our client management framework.

This is our team coverage approach. To improve our offering, we enhanced this model to allow Citigroup to work closely with each function in a client's organization—from the Assistant Treasurer to the CEO and the Board of Directors. We supplemented this framework with disciplined account planning to better align resources toward opportunities and client needs.

An important aspect of our realignment involved a greater focus on our Global Transaction Services (GTS) business, which offers cash management, trade finance, and securities services to corporations, financial institutions, and governments globally. With the acquisition of Forum Financial Group in late 2003, we offer fund services to investment advisers as well.

The industry-leading, award-winning GTS solution set, already tapped by 95 percent of companies in the Fortune 500, has strong potential to grow. By realigning our coverage model we ensured that the people best able to offer the GTS product suite were developing, selling, and delivering these capabilities. We are now seeing the results, with an increase in client liability balances to $108 billion and $6.4 trillion in assets under custody, record levels for both. This achievement underscores the tremendous success of GTS in 2003, where profits grew 38 percent.

POSITIONED FOR THE FUTURE

In 2003, we took steps to further embed accountability for our growth strategy and results in our management structure. For example, with a single new leader in our Equities business, we are leveraging more effectively our large capital base, our global distribution capability, and our talent.

All of these resources came into play when the Dutch government asked us to bid competitively on €1.8 billion of stock it was selling in the state telephone company, KPN. We bought the stock and successfully distributed it to clients around the world. The transaction underscored our capacity to provide sound advice, our willingness to commit significant capital, and our ability to tap our global distribution channels to benefit our clients.

In our dominant fixed-income business, which underwrote more debt than any competitor, we addressed areas where ample opportunity remains for us to grow. For example, we created a stronger platform for our derivatives activities, an area where we can expand and grow market share. We focused on creating a leadership role in new high-growth markets and began expanding our services to the rapidly growing hedge fund community, including prime brokerage services.

We also launched a new effort to coordinate our restructuring activities across Citigroup, enabling our advisory, principal investments, and corporate banking franchises to provide the best possible advice and service to our clients.

We consolidated GCIB management in Europe, Africa, and the Middle East, creating a regional structure, EMEA. This reorganization follows the significant success we have experienced in Western Europe, where every year over the last four years we increased revenues on average by nine percent and net income by 15 percent. Since our acquisition of Schroders' investment banking franchise more than three years ago, our people have made tremendous strides, catapulting our European ranking in combined debt and equity underwriting from 11th place in 1999 to first place in 2003.

In Asia, the GCIB delivered strong business results despite difficult market conditions related to the SARS epidemic. Fixed income, equities, and investment banking performed well, with equities and equity-linked products delivering a standout year—Citigroup ended 2003 with the highest market share in the region and the most deals completed.

RESULTS

We are proud to have participated in a number of the most significant award-winning transactions of 2003. More important, we are also proud to have provided sound solutions to our clients.

In China, we completed 2003's largest IPO, China Life Insurance Company Limited, and in Hong Kong, we brought to market an important corporate bond offering for Hutchison Whampoa, the largest such offering ever made in Asia. We will continue to invest in the Asian marketplace to empower our employees and further improve how we serve our clients.

In Europe, we advised Vivendi, a French concern, on its sale of Vivendi Universal to General Electric. Both *Investment Dealers' Digest* and *Institutional Investor* named the transaction "Deal of the Year."

In Latin America, Citigroup was a lead arranger on the largest syndicated loan ever signed in the region, a $2.33 billion refinancing for Energis-Endesa, which won *Latin Finance* magazine's award for Syndicated Loan of the Year.

In the U.S., Citigroup helped AES Corporation avert a liquidity crisis by structuring a creative and innovative solution, including the extension of $1.6 billion of near-term bank maturities simultaneously with an exchange offer of $500 million of maturing bonds. Shortly thereafter, Citigroup sole-lead-managed a $1.8 billion senior secured notes offering, which won *IFR* magazine's coveted U.S. High-Yield Bond of the Year award. Our solution repositioned AES, enabling it to regain access to the capital markets while helping to reopen the high-yield market to power issuers in 2003.

Citigroup also acted as adviser to Blackstone, Apollo and GS Capital Partners in their $4.2 billion acquisition of Nalco Company, a world leader in water treatment and process improvement applications, from its French parent, Suez. Citigroup also led $3.45 billion of financing that helped these clients complete the largest leveraged buyout in 2003. Citigroup underwrote and arranged $1.85 billion of senior secured credit facilities, and underwrote and distributed $1.6 billion of high-yield bond financing, of which $1.1 billion was denominated in dollars and the balance in euros.

OUR PEOPLE

In many ways, the challenges of 2002 influenced how we shaped the business in 2003. Over the past six years, a series of mergers and acquisitions formed a GCIB of vastly different cultures and approaches to managing the business. Today, thanks to a determined effort by senior management and our employees around the world, the GCIB is an integral part of the Citigroup family, with a common culture and unified business approach. This has allowed us to meet a number of organizational challenges and emerge stronger and better-equipped to achieve our full potential.

Our goals in 2003 were to strengthen our compliance and transaction review practices, and tailor our organization to better serve our clients. Not only did we achieve both, we grew our business, deepened our relationships with stakeholders, and continued to provide innovative and lasting solutions to clients globally.

We thank in particular our clients for their confidence in our ability to provide them with impartial advice and quality products and services. We are proud of the efforts of our people, and we enter 2004 with renewed confidence in our ability to provide sustained value to our clients, our employees, our communities, and the markets.











global investment management

We are a leading wealth adviser, money manager, and insurer, with thousands of employees helping individual investors, their families, and their advisers achieve appropriate long-term financial goals. We also enable governments, corporations, and institutions to contribute to economic growth, create jobs, and provide employee retirement plans.

CITIGROUP PRIVATE BANK

The year 2003 marked the Citigroup Private Bank's (CPB's) fifth consecutive year of record earnings. Amid volatile global markets and challenging economic conditions, the CPB posted a 19 percent increase in net income from 2002 and saw client business volumes rise by 15 percent. Since 1999, the CPB has achieved compound annual growth in revenue of 13 percent and net income of 19 percent.

The CPB continues to realize substantial revenue from capital market execution, traditional asset management, alternative asset management (including co-investment), trust, custody, lending, and banking services. In varying degrees, and across different product areas, our regions—the U.S., Asia Pacific and the Middle East, Latin America, Japan, and Europe—have demonstrated increased revenue growth.

This growth was built on a strong foundation. Citigroup offers many of the world's wealthiest families the confidence of knowing that their private bank has a legacy and history in their regions, as well as the power to ride out changing economic conditions while bringing them top-tier financial engineering tools.

The CPB's continuing record performance can be attributed to the integrated client solutions and innovative products we offer clients, as well as the ability to leverage the power of Citigroup, which enables the CPB to offer institutional-level capabilities and execution.

Our business model is unmatched in the industry. It is capable of providing a wide range of products to clients through an open architecture that draws upon external resources, as well as the vast resources of Citigroup's businesses. This diversity of products, revenue streams, and geographies brings additional balance to this long-established business, creating an ideal environment for steady growth.

ASSET MANAGEMENT

Asset Management ended the year with $521 billion in assets under management, an increase of 13 percent from 2002. Net income of $394 million was down 11 percent compared with 2002, reflecting the impact of 2003 losses of $81 million from the Retirement Services business in Argentina and the loss on the sale of the El Salvador business, reduced fee revenues due to changes in product mix, and revenue-sharing agreements with internal distributors, which were partially offset by the impact of cumulative net flows and lower expenses.

Citigroup Asset Management's (CAM's) U.S. Retail and High-Net-Worth business grew assets under management in 2003 to $182 billion, capturing nearly $7 billion in long-term net flows. CAM raised $3.2 billion in the U.S. third-party and variable annuity sub-advisory business in which we manage assets for outside parties.

CAM's performance in 2003 across a range of investment disciplines was strong. At the end of 2003, we earned four- and five-star ratings from Morningstar, a leading independent fund-rating agency, for 32 Smith Barney and Salomon Brothers funds, comprising 57 percent of total assets under management in CAM rated funds in the U.S.

In the CAM Institutional business, long-term net flows in 2003 were $9 billion, and total assets under management increased to $183 billion. Results reflected continued strength in fixed-income products around the world, including sub-advising the largest mutual fund in Japan.

Banamex businesses hold leading positions in Mexico, with a combined market share of 22 percent and $18 billion in assets under management. Banamex Afore provides investment management services to more than 5.6 million participants.

CitiStreet, a 50/50 joint venture of Citigroup and State Street and one of the largest global benefits delivery firms, performed well in a difficult environment. CitiStreet serves more than eight million U.S. benefit plan participants with $189 billion in assets and more than 800,000 international participants with $4 billion in assets.

LIFE INSURANCE & ANNUITIES

Life Insurance & Annuities (LI&A) generated record double-digit volume growth across all product lines and significantly reduced investment losses, which enabled net income to increase 22 percent to $751 million. These strong results overcame lower investment yields.

In 2003, U.S. Travelers Life & Annuity (TL&A) individual annuity account balances grew 19 percent, to $34 billion, and group annuity account balances grew 13 percent, to $25 billion. Life insurance had a record-setting year as policyholder account balances increased 25 percent, to $5 billion. Net life written premiums reached a record level of $1.09 billion.

TL&A continued to leverage Citigroup's unique distribution platform while adding both life insurance and annuity selling relationships with five major firms totaling more than 100,000 registered representatives. It also maintained its industry-low expense ratio, and was the only top-25 U.S. life insurer to be upgraded by a major credit rating agency in 2003.

LI&A continued to make significant gains in developing its International Insurance Manufacturing (IIM) business, Citigroup's non-U.S. life insurance and annuities platform. In 2003, IIM annuity volumes increased 202 percent to $5.16 billion while life volumes increased 36 percent to $453 million.

The Japanese joint venture with Mitsui Sumitomo Insurance, which commenced in late 2002, achieved $2.64 billion in variable annuity sales in 2003 through 23 distribution channels, with 20,170 licensed salespeople. IIM's Seguros Banamex, the number one bancassurance player in Mexico, introduced the country's first variable universal life product and registered $165 million in sales. All four IIM start-up operations (Japan, Brazil, Poland, and Hong Kong) launched in 2002 were profitable in the second half of 2003.

THE DEVELOPED WORLD GROWS OLDER

Our businesses are well-positioned for the major demographic event facing all developed countries over the next decade and a half—the "baby boom" generation reaching retirement age. As millions of affluent pre-retirees face the prospect of living far longer into their retirement years than any generation in history, they also face the challenge of having the financial resources to take advantage of their increased longevity. Our people, products, and global presence will help ensure that our clients' financial resources will meet their expectations throughout their later years.



smith barney

In a crowded marketplace, Smith Barney (Private Client Services) remained successfully focused on its role as the trusted adviser to clients and its position as a market leader in 2003.

Established as an independent Citigroup business unit in the last quarter of 2002, Smith Barney made great strides in 2003 in the Private Client and Equity Research businesses.

Critical to the success we enjoyed was our single-minded commitment to placing the needs and interests of our clients first, all of whom are investors. Our financial results speak to the success of this commitment, as does the strength of our business platform, the powerful support we derive as a member of the Citigroup family of businesses, and our thousands of talented employees.

Smith Barney's pretax profit margin reached an industry-leading 25 percent in the fourth quarter of 2003, the highest level in three years, and 22 percent for the full year. Revenue per Financial Consultant (FC) reached $508,000 in the fourth quarter, and net flows were $28 billion for the year—as we topped $1 trillion in client assets.

Moreover, in an environment of regulatory change, we have not been content merely to meet minimum legal requirements. Our employees are working to manage the business to the highest standards. This ethic, along with Citigroup's financial strength, is helping us navigate industry-wide changes and market conditions, and we are becoming a stronger company as a result.

PRIVATE CLIENT GROUP

The Private Client Group—Smith Barney's wealth management and financial planning business—continued its strong performance in 2003 by placing more emphasis on client service in wealth management and on a team-based approach. Clients have reacted positively to the increased depth and breadth of service that a team of FCs can offer, and this will continue to be a key area of focus.

The year 2003 also marked the 30th anniversary of the Consulting Group—Smith Barney's investment management consulting business—and senior management celebrated by ringing the closing bell at the New York Stock Exchange. As the pioneer and leader in this business, Smith Barney's reputation was strengthened with the launch of Integrated Investment Services, an industry-leading enhanced platform that enables clients to seamlessly consolidate separately managed accounts, mutual funds, and exchange-traded funds.

We were pleased to receive several important recognitions in 2003 for our efforts to better serve our clients, including High-Net-Worth Platform Provider of the Year from *Institutional Investor's Private Asset Management* magazine for the second year in a row and Gómez Scorecard's number one Full-Service Brokerage Site for Smith Barney Access, our interactive website for individual investors.

ENHANCING OUR EQUITY RESEARCH

Surveys show that the vast majority of clients view research quality as a key differentiator in choosing their financial services provider. In 2003, Smith Barney made significant research enhancements: We strengthened our stock-picking performance; improved the quality of our product; simplified our rating system; and implemented global standards ensuring product consistency around the world.

Believing firmly in the value of investment insights for our clients—at a time when some are questioning the value of research—Smith Barney continued to invest in its research quality. Client reaction to these changes was gratifying, as demonstrated by net inflows and record hits to our online research offering through the Smith Barney Access website.

Around the world, our Equity Research teams raised the research performance bar and are striving to deliver the best possible research to our individual and institutional investors alike.

WHO WE ARE

In 2003, Smith Barney launched a U.S. advertising campaign focused on one of our key competitive advantages—the talent and experience of our Financial Consultants. Hence the campaign's tagline: "This is who we are. This is how we earn it."

The campaign, which will continue in 2004, emphasizes the value our FCs bring to our clients—"Only 1 in 7 people who apply to be a Financial Consultant makes the cut," noted one ad; and a second stated, "Smith Barney Financial Consultants have an average of 15 years in the financial industry."

The ads were designed to heighten the profile of the Private Client Group while emphasizing that our FCs develop and manage the strongest relationships in the industry and are the standard to which the competition aspires. Research has shown that the campaign has been successful in building brand awareness for Smith Barney.

THE ROAD AHEAD

We recognize that the strength of our platform and our commitment to service are paramount to client satisfaction. We will focus on providing the highest quality and greatest variety of products and services to our clients to meet their financial goals. We also recognize that continued industry leadership cannot be taken for granted, and we will continue to innovate as we move the business forward in the years ahead.



citigroup international

Citigroup International serves people and institutions in more than 100 countries, working in partnership with the company's product organizations.

In 2003, we focused on four strategic imperatives: to extend and deepen our relationships with customers; to invest at an accelerated pace in those markets that offer us the best growth potential; to put in place an integrated global risk process that supports growth while reducing the volatility of recent years; and to establish a management team that leads the industry.

We made substantial progress on all four fronts, and the results were outstanding. Last year, we generated net income growth of 18 percent, to $4.9 billion, and served 54 million customer accounts around the world. (The financial results in this section provide a geographic view of Citigroup's operations outside North America and are reflected in the results of the four global product groups.)

Our countries are organized by region —Asia Pacific; Europe, Middle East & Africa (EMEA); Japan; and Latin America. Citigroup has a long history in each of these regions—more than 100 years in a number of countries. The markets we serve account for 85 percent of the world's population and 65 percent of its GDP, but less than 35 percent of Citigroup's revenues. They represent an enormous growth opportunity, and one where we enjoy a strategic advantage over many of our competitors.

Our international commitment is underscored by our involvement in and support of local communities. Through the Citigroup Foundation and hundreds of individual country programs, Citigroup vigorously supports a variety of nonprofit organizations, particularly in the areas of financial education, general education, microfinance, and community development.

VIEW BY REGION

Asia Pacific In 2003, record net income in the dynamic growth region of Asia Pacific was $1.8 billion, up 14 percent, with increases in all our major product areas. Consumer growth was driven by new wealth management initiatives and expanding credit card activities. Early last year we established a strategic alliance with the Shanghai Pudong Development Bank, which led to the issuance of the first dual-currency credit card in China in cooperation with Citibank in February 2004. The Global Corporate & Investment Banking Group (GCIB) continued to gain market share with new products, expansion of its customer base, and landmark deals such as the underwriting of China Life Insurance Company Limited's $3 billion IPO.

EMEA We merged our operations in Western, Central and Eastern Europe, the Middle East, and Africa to create the EMEA region. EMEA's record earnings of $1.8 billion were up 10 percent in 2003—driven by increased sales and substantial cost reductions—and we see opportunities for further growth. The GCIB had strong market share gains, ranking number one in the region in debt and equity underwriting. Retail banking is our largest consumer business, with a particularly strong presence in Germany. While the launch of our credit card in Russia was one of the highlights of 2003, we also continue to expand our consumer offerings in Poland, Italy, and Spain.

Japan Citigroup is well-positioned to benefit from the strengthening economy in Japan, where net income was $742 million in 2003, down from $1.1 billion the previous year, reflecting an industry downturn in consumer finance. We are Japan's leading foreign corporate bank and consumer bank, and one of the largest consumer finance firms. Nikko Citigroup, our groundbreaking investment banking joint venture, remains one of Japan's top equity underwriters and it was Japan's top M&A adviser in 2003, advising on the Japan Telecom and Resona transactions.

Latin America Citigroup's Latin American operations returned to profitability in 2003 with $645 million in net income. Citigroup has been a leader for 90 years in Latin America, a region that is once again attracting investment. We successfully repositioned our business and expect to build predictable and sustainable earnings. In Brazil, we launched a consumer finance business, targeting the large retail credit market, and opened nine branches in São Paulo. Citigroup concluded the first-ever Venezuela domestic liability management transaction, completed Costa Rica's first international syndication, and acted as dealer-manager and global coordinator of the landmark $5.3 billion bond swap for Uruguay.

VIEW BY BUSINESS

Consumer Group Citigroup International's consumer operations had net income of $2.3 billion in 2003, 24 percent of the global consumer business. Citigroup is steadily penetrating consumer markets around the world, and considerable opportunities lie ahead. In 2003, Citigroup introduced wealth management programs in many countries in Asia, Eastern Europe, and the Gulf. In large and growing markets such as India, Brazil, China, and Russia, we are well-positioned to build market share across the spectrum of consumer products.

Global Corporate & Investment Banking Group Citigroup International's corporate and investment banking operations generated $2.5 billion in net income, almost half the company's corporate and investment banking total. We serve the full range of corporate and institutional customers—from large multinationals to local corporations, financial institutions, and the public sector. In every region, we hold leading positions in debt and equity underwriting, advisory services, derivatives, foreign exchange, transaction services, loans, and sales and trading.

Global Investment Management Our investment management operations produced $109 million in net income from private banking, asset management, and international insurance. These businesses offer considerable opportunity in the international markets, which are less mature with respect to those products. In 2003, Citigroup introduced investment funds in several markets, and a service that enables resident Indians to invest in rated bonds issued by overseas companies, a market first. In Japan, our Private Bank and joint venture with Mitsui Sumitomo Insurance are fast-growing market leaders.

The Citigroup International strategy is built on growth. We intend to strengthen our leadership position by focusing on our customers and those markets that offer the highest growth.



global community

Each year, the Citigroup Foundation and our businesses provide hundreds of thousands of people around the world with access to financial resources to help them improve their lives and strengthen their communities.

In 2003, Citigroup's combined philanthropic giving from the Citigroup Foundation and our businesses was $88.8 million. While our support is widespread, much of it was focused on four key areas: financial education, general education, microfinance, and lending and investing in low- and moderate-income communities.

We were very proud once again to be affirmed as a component of the Dow Jones Sustainability World Index for 2004. The index recognizes companies in the top 10 percent in terms of environmental, social, and economic performance. We were also named to the FTSE4Good Index for having met specific criteria related to environmental sustainability, corporate citizenship, shareholder returns, and support of human rights.

ACCESS TO FINANCIAL RESOURCES

Citigroup is aware that in many developing countries, microfinance is the only means for people to provide for their families and improve their lives and their communities. For nearly 40 years, we have been a pioneer and funder of microfinance programs. These programs provide access to financial resources for tens of thousands of the world's poorest people, so they can lift themselves up from poverty and contribute to the economic well-being of their communities. In the last five years alone, the Citigroup Foundation has awarded $17 million in grants to 178 microfinance organizations in some 50 countries.

Our support continues. In 2003, the Foundation awarded a $250,000 grant to help fund the United Nations' activities during its designated International Year of Microcredit 2005. In addition, in partnership with the Grameen Foundation, we are sponsoring new training programs for microfinance institution managers across China.

BUSINESSES MAKING A DIFFERENCE

Finding opportunities for our businesses to give back to their communities is a value that is deeply embedded in Citigroup's culture. Examples from 2003 include:

- We underwrote 158 environmentally beneficial projects in the U.S., totaling more than $8.3 billion, including facilities for pollution control, water and sewer projects, recycling, and solid waste disposal.
- We served as lead-manager on a 10-year, $200 million bond financing that was the debut issue for the Central American Bank for Economic Integration, which provides critically needed funds to finance environmentally friendly economic growth.
- We provided $19 billion in the first year of our 10-year, $120 billion commitment to lend and invest in underserved communities in California and Nevada.
- We announced a new commitment to make $200 billion available for affordable mortgages in the U.S. through 2010.

SUPPORTING FINANCIAL EDUCATION

Citigroup provides opportunities for people to realize their financial dreams by helping them develop the skills to manage their personal finances. In 2003, we invested more than $11 million in Financial Education programs. Responding to community concerns, we strengthened our commitment by announcing a new Financial Education curriculum, a package of lessons and appendix of resources available in English and Spanish. Citigroup is working with selected community groups to ensure the curriculum is widely available and effectively used. Plans also are underway to roll out the program internationally.

Also in Financial Education, more than 20,000 students in the U.S. and London are attending Academies of Finance, a program of the National Academy Foundation (NAF), founded and chaired by Citigroup Chairman Sandy Weill and designed to help students prepare for careers in financial services. In 2003, we supported the NAF with $2.6 million in grants.

Another of our global partners in Financial Education is Junior Achievement, whose partnership with Citigroup spans 26 years. Since 1999, we have contributed more than $5 million to support Junior Achievement programs on four continents and in some 30 countries, bringing the world of business and finance to life for millions of students.

EDUCATING THE NEXT GENERATION

Because knowledge is critical for individuals and societies to realize their full potential, we strongly support education and career development. We want to strengthen the quality of teaching, improve student achievement, and increase access to higher educational opportunities. The Citigroup Success Fund, an award-winning program, is one example of our efforts. This program provides grants to educators to develop innovative, easily replicable grassroots programs aimed at improving student achievement. In 2003, we provided close to $1 million in grants to support Success Funds in 20 U.S. markets and five Asian countries.

ADOPTING ENHANCED ENVIRONMENTAL POLICIES

Protecting the environment is good business practice. Citigroup took a leadership role and partnered with a group of financial institutions from several countries to develop and adopt the Equator Principles.

The Equator Principles are based on policies and guidelines of the World Bank and International Finance Corporation for managing social and environmental issues related to the financing of development projects. We are now implementing these principles, which include training our staff. Moreover, we recently announced the adoption of a comprehensive environmental policy, which we developed with input from many of our stakeholders. Our policy sets new standards for the financial industry related to endangered ecosystems, illegal logging, ecologically sustainable development, and climate change.

Citigroup also adopted a new environmental and social risk policy for our Global Corporate & Investment Banking Group in 2003 and began implementing a program to invest in sustainable forestry and renewable energy.

ENCOURAGING EMPLOYEE VOLUNTEERISM

In 2003, Citigroup made a major commitment to volunteerism by creating an internal office to coordinate our employees' volunteer activities. Citigroup employees responded with enthusiasm, many of them giving more than 100 hours of community service in the course of the year.

We also strengthened our U.S. employee volunteer program with Habitat for Humanity International in 42 cities. Grants in 2003 totaled nearly $2.8 million. Our employees in Bolivia, Canada, Dominican Republic, Egypt, Hungary, Jordan, Kenya, Korea, Lebanon, Nigeria, Poland, South Africa, Tanzania, Thailand, Turkey, Uganda, the U.K., and Zambia, among others, participated in local builds.

While we are proud of our efforts to make communities better, we realize there is more to do and remain committed to playing an even more significant role in the years ahead.











world's most
profitable financial
services company




SIPC

more than 150 environmentally beneficial projects underwritten in the U.S., totaling $8.3 billion







recognition

In 2003, Citigroup was again recognized by independent organizations, the media, and investors as the best in the industry. Following is a sampling of this recognition:

ADWEEK
Best Campaign: Citi Identity Theft Solutions (Best Spots of 2003)

ASIAMONEY
Cash Management and Trade Finance House of the Year—Japan

Best Equities House: Nikko Salomon Smith Barney

Best Cash Management Bank in Asia

Top Local Cash Management Bank in Australia, Indonesia, Korea, Malaysia, Taiwan, and Thailand

THE ASSET
Best Bank/Commercial Bank/Investment Bank in Asia

Best Foreign Exchange Bank in Asia

Best Equity Deal

Best Investment-Grade Bond

THE BANKER
#1 in Best Overall Service in Latin America, North America

BANKING TECHNOLOGY
Highly Commended: Best Use of IT in Wholesale Banking

CAPITAL MAGAZINE (HONG KONG)
Best Private Bank

CARTA CAPITAL MAGAZINE (BRAZIL)
#1 Foreign Banks Category

DALBAR
Travelers Life & Annuity Awarded the DALBAR Seal of Excellence for its Variable Life and Variable Annuity Quarterly Statements

EUROMONEY
#1 in Underwriting, Trading, Advisory, Transaction Processing, Internet

Best Debt House

Best Cash Management

Best Project Finance

Best Bank in Asia

Best Bank in Central & Eastern Europe

Best Bank for International Cash Management

World's Best Bank for Cash Management & Payments

EUROMONEY TECHNOLOGY
Best Bank in Electronic Cash Management

FINANCE ASIA
Best Bank/Best Commercial Bank

Best Equity House

Deal of the Year

Best Equity Deal

Best IPO

Best Privatization

Best Overall Bond Deal

Best Investment-Grade Bond Deal

Best Foreign Commercial Bank in Australia, Hong Kong, Japan, the Philippines, Singapore, and Taiwan

FORBES.COM
Forbes Favorite in Online Banking (citi.com), Best of the Web, Winter 2003

Forbes B2B Favorite in Financial Services (CitiDirect Online Banking), Best of the Web, Fall 2003

FORTUNE
Ranked First in America's Most Admired Companies of 2004 by Industry

GLOBAL FINANCE
Best Global Corporate Bank

World's Best Trade Finance Bank

Best Global Foreign Exchange Bank

World's Best Bank for Cash Management

Best Emerging Markets Bank—Global

Best Foreign Exchange Bank in Middle East & Africa

World's Best Internet Bank and World's Best Corporate and Institutional Internet Bank

Best Corporate/Institutional Internet Bank in Latin America, Middle East & Africa, Central & Eastern Europe

Best Corporate/Institutional Internet Bank in Argentina, Australia, Bolivia, China, Colombia, Costa Rica, Guatemala, Kenya, Mexico, the Netherlands, and Poland

Best Online Cash Management Bank in Central & Eastern Europe

Best Bank for Liquidity and Working Capital Management in Latin America

Best Bank for Cross-Border Pooling and Netting in Asia and Latin America

GLOBAL INVESTOR
Best Service in Emerging Markets—Research

Best Service in Emerging Markets—Trading

Best Global Custodian in Asia

Best Regional Custodian in Latin America

Best Overall Clearing Bank

GÓMEZ INC.
Citibank Online Ranked #1

Smith Barney Access: #1 Full-Service Brokerage Website for 3rd Consecutive (semiannual) Review

Citi Cards Site Ranked #1 for 4th Consecutive Period

INVESTMENT DEALERS' DIGEST
Five Deal of the Year Awards

INSTITUTIONAL INVESTOR
#1 Derivatives Dealer

#1 Global Custodian

INSTITUTIONAL INVESTOR'S PRIVATE ASSET MANAGEMENT
High-Net-Worth Platform of the Year

INTERNATIONAL FINANCING REVIEW
Global Loan House of the Year

Global Securitisation House

U.S. Dollar Bond House

Eurodollar Bond House

Euroyen/Global Yen Bond House (Nikko)

European Equity House

Supranational/Sovereign Agency Bond House

Asia Pacific Loan House

Asia Pacific Equity-Linked House

Latin America Loan House

MERGERS AND ACQUISITIONS ADVISER
Financial Services Middle Market Deal of the Year

LATIN FINANCE
Five Deals of the Year for 2003

MONEY
Two Smith Barney Mutual Funds Named among the Best 100 Funds 2003

TECHNOLOGY MANAGERS FORUM
Best Practice Award B2B Category for CitiDirect® Online Banking

TREASURY MANAGEMENT INTERNATIONAL
Best Global Cash Management Bank

Best Bank in e-Commerce

Best Cash Management Bank in North America

TREASURY AND RISK MANAGEMENT
Best International Cash Management Bank

U.S. DEPARTMENT OF EDUCATION
First "Exceptional Performer" Designation: Student Loan Corporation

WORKING MOTHER
100 Best Companies for Working Mothers

the nine key product lines of Citigroup

Citigroup focuses on nine distinct product lines operating within four of our five business groups—Global Consumer Group, Global Corporate & Investment Banking Group, Global Investment Management, and Smith Barney. Our fifth business group, Citigroup International, manages the operations of these same businesses outside of North America from a geographic, not a product, perspective. *For a breakdown of our revenues by region, see page 3.*

Below you will find financial results for each of the nine product lines—net income and a key indicator of the health of that business—along with some highlights.

GLOBAL CONSUMER GROUP

CARDS

Net Income ($B)


1.6
2.2
2.5
3.1
3.6
1999 2000 2001 2002 2003

End of Period Managed Receivables ($B)


97
115
123
132
164
1999 2000 2001 2002 2003

HIGHLIGHTS

- Acquired the Sears Credit Card and Financial Products business and integrated the Home Depot portfolio, making us the leading private-label card provider in the U.S.
- Became the first international bank in Russia to launch credit cards to consumers
- Launched Citi Identity Theft Solutions in the U.S., a groundbreaking program to help customers whose identities have been stolen

CONSUMER FINANCE

Net Income ($B)


1.2
1.4
1.9
2.2
1.9
1999 2000 2001 2002 2003

Average Loans ($B)


53.7
62.3
71.4
82.0
90.7
1999 2000 2001 2002 2003

HIGHLIGHTS

- Launched CitiFinancial in Brazil, Romania, and Slovakia, bringing our global presence to 24 countries
- Provided seven million loans to consumers around the world to help meet their financial needs
- Acquired (in 2004) Washington Mutual's consumer finance business, solidifying our position as a leading community-based lender in the U.S.

RETAIL BANKING

Net Income ($B)


1.8
1.6
2.4
3.0
4.2
1999 2000 2001 2002 2003

Global Retail Banking ($B)


Deposits
Loans
117
75
123
82
146
119
208
132
240
159
1999 2000 2001 2002 2003

HIGHLIGHTS

- Launched Citigold Wealth Management in eight countries: United Arab Emirates, Poland, Turkey, Hungary, Czech Republic, Egypt, Russia, and France
- Announced a $200 billion commitment to provide affordable housing to low- and moderate-income, minority, and underserved families in the U.S. through the decade's end
- *Launched the Banamex Tricolor card, making it easier and more affordable for people in Mexico to receive funds from their loved ones in the U.S.*

SMITH BARNEY

PRIVATE CLIENT SERVICES

Net Income ($B)


1.0
1.2
0.9
0.8
0.8
1999 2000 2001 2002 2003

Total Client Assets ($B)


965
977
977
891
1,058
1999 2000 2001 2002 2003

HIGHLIGHTS

- Surpassed $1 trillion in client assets
- Revenue per Financial Consultant reached $508,000 in the fourth quarter
- Led the industry with the highest reported quarterly profit margin—25% in the fourth quarter, or 22% for the full year

CAPITAL MARKETS & BANKING

Net Income ($B)


3.1
3.8
3.9
4.0
4.6
1999 2000 2001 2002 2003

Global Underwriting Debt & Equity Market Share (%)


10
10.9
12.1
10.3
10.2
1999 2000 2001 2002 2003

HIGHLIGHTS

- Advised on four of the world's eight largest M&A transactions
- Co-led the US$3 billion initial public offering for China Life Insurance Company Limited, the world's largest IPO in 2003
- Helped clients raise more than $500 billion in proceeds in debt issuance around the world, almost $150 billion more than our nearest competitor

TRANSACTION SERVICES

Net Income ($B)


0.2
0.5
0.4
0.6
0.8
1999 2000 2001 2002 2003

Assets Under Custody (End of Period in $Tr)


3.8
4.1
4.8
5.1
6.4
1999 2000 2001 2002 2003

HIGHLIGHTS

- Acquired the Forum Financial Group, a top-rated provider of fund administration services and transfer agency capabilities in the U.S., Europe, and Bermuda
- Rated number one Global Custodian by *Institutional Investor*
- Settled more than one million transactions in international trade related to the movement of goods

LIFE INSURANCE & ANNUITIES

Net Income ($B)


0.7
0.8
0.9
0.6
0.8
1999 2000 2001 2002 2003

Business Volumes ($B)


Travelers Life & Annuity
International Insurance Manufacturing
50
55
61
61
71
2
2
2
3
7
1999 2000 2001 2002 2003

HIGHLIGHTS

- Expanded U.S. individual annuity distribution with the addition of three new nonproprietary channels
- Registered a record year in U.S. sales of retail life insurance products
- Became a leader in Variable Annuity deposits in Japan through a joint venture with Mitsui Sumitomo Insurance

CITIGROUP PRIVATE BANK

Net Income ($B)


0.3
0.3
0.4
0.5
0.6
1999 2000 2001 2002 2003

Client Business Volumes ($B)


140
153
159
170
195
1999 2000 2001 2002 2003

HIGHLIGHTS

- Marked the fifth consecutive year of record earnings
- Launched the Whole-Net-Worth Asset Allocation program to clients globally for optimum allocation of liquid and illiquid asset classes
- Introduced Meaningful Assets, a unique global, donor-advised fund accepting both liquid and hard asset donations

ASSET MANAGEMENT

Net Income ($B)


0.2
0.2
0.3
0.4
0.4
1999 2000 2001 2002 2003

Assets Under Management ($B)


377
410
440
463
521
1999 2000 2001 2002 2003

HIGHLIGHTS

- Received four- and five-star ratings from Morningstar for 32 Smith Barney and Salomon Brothers funds, comprising 57 percent of assets under management in CAM rated funds in the U.S.
- Successfully launched two new closed-end funds, reflecting continued demand for products from our U.S. fixed-income team
- Net flows of $12.3 billion driven by strong flows across U.S. Retail, Institutional, and Private Banking clients

FINANCIAL INFORMATION

Citigroup Inc. (Citigroup and, together with its subsidiaries, the Company) is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers with some 200 million customer accounts doing business in more than 100 countries. Citigroup was incorporated in 1988 under the laws of the State of Delaware.

The Company's activities are conducted through the Global Consumer, Global Corporate and Investment Bank (GCIB), Private Client Services, Global Investment Management (GIM) and Proprietary Investment Activities business segments.

The Company has completed certain strategic business acquisitions during the past three years, details of which can be found in Note 2 to the Consolidated Financial Statements.

The Company is a bank holding company within the meaning of the U.S. Bank Holding Company Act of 1956 registered with, and subject to examination by, the Board of Governors of the Federal Reserve System (FRB). Certain of the Company's subsidiaries are subject to supervision and examination by their respective federal and state authorities. Additional information on the Company's regulation and supervision can be found within the Regulation and Supervision section beginning on page 157.

At December 31, 2003, the Company had approximately 134,000 full-time and 6,000 part-time employees in the United States and approximately 119,000 full-time employees outside the United States.

The periodic reports of Citicorp, Citigroup Global Markets Holdings Inc., The Student Loan Corporation (STU), The Travelers Insurance Company (TIC) and Travelers Life and Annuity Company (TLAC), subsidiaries of the Company that make filings pursuant to the Securities Exchange Act of 1934, as amended (the Exchange Act), provide additional business and financial information concerning those companies and their consolidated subsidiaries.

The principal executive offices of the Company are located at 399 Park Avenue, New York, New York 10043, telephone number 212 559 1000. Additional information about Citigroup is available on the Company's website at www.citigroup.com. Citigroup's annual report on Form 10-K, its quarterly reports on Form 10-Q and its current reports on Form 8-K and all amendments to these reports are available free of charge through the Company's website by clicking on the "Investor Relations" page and selecting "SEC Filings." The Securities and Exchange Commission (SEC) website contains reports, proxy and information statements, and other information regarding the Company at www.sec.gov.

GLOBAL CONSUMER

Global Consumer delivers a wide array of banking, lending, insurance and investment services through a network of local branches, offices and electronic delivery systems, including ATMs, Automated Lending Machines (ALMs) and the World Wide Web. The Global Consumer businesses serve individual consumers as well as small businesses. Global Consumer includes *Cards*, *Consumer Finance* and *Retail Banking*.

Cards provides MasterCard, VISA and private label credit and charge cards. North America Cards includes the operations of Citi Cards, the Company's primary brand in North America, and Mexico Cards. International Cards provides credit and charge cards to customers in Europe, the Middle East and Africa (EMEA), Japan, Asia and Latin America.

Consumer Finance provides community-based lending services through branch networks, regional sales offices and cross-selling initiatives with other Citigroup businesses. The business of CitiFinancial is included in North America Consumer Finance. As of December 31, 2003, North America Consumer Finance maintained 2,328 offices, including 2,082 CitiFinancial offices in the U.S. and Canada, while International Consumer Finance maintained 875 offices, including 552 in Japan. *Consumer Finance* offers real-estate-secured loans, unsecured and partially secured personal loans, auto loans and loans to finance consumer-goods purchases. In addition, CitiFinancial, through certain subsidiaries and third parties, makes available various credit-related and other insurance products to its U.S. customers.

Retail Banking provides banking, lending, investment and insurance services to customers through retail branches and electronic delivery systems. In North America, *Retail Banking* includes the operations of Citibanking North America, Consumer Assets, CitiCapital, Primerica Financial Services (Primerica), and Mexico Retail Banking. Citibanking North America delivers banking, lending, investment and insurance services through 779 branches in the U.S. and Puerto Rico and through Citibank Online, an Internet banking site on the World Wide Web. The Consumer Assets business originates and services mortgages and student loans for customers across the U.S. The CitiCapital business provides leasing and equipment financing products to small- and middle-market businesses. The business operations of Primerica involve the sale, mainly in North America, of life insurance and other products manufactured by its affiliates, including Smith Barney mutual funds, CitiFinancial mortgages and personal loans and the products of our *Life Insurance and Annuities* business. The Primerica sales force is composed of over 100,000 independent representatives. Mexico Retail Banking consists of the branch banking operations of Banamex. International Retail Banking provides full-service banking and investment services in EMEA, Japan, Asia, and Latin America. The Commercial Markets Group is included in *Retail Banking* and consists of the operations of CitiCapital, as well as middle-market lending operations in North America and the international regions.

GLOBAL CORPORATE AND INVESTMENT BANK

Global Corporate and Investment Bank (GCIB) provides corporations, governments, institutions and investors in approximately 100 countries with a broad range of financial products and services. GCIB includes *Capital Markets and Banking*, *Transaction Services* and Other Corporate.

Capital Markets and Banking offers a wide array of investment and commercial banking services and products, including investment banking, debt and equity trading, institutional brokerage, advisory services, foreign exchange, structured products, derivatives, and lending.

Transaction Services is composed of Cash Management, Trade Services and Global Securities Services (GSS). Cash Management and Trade Services provide comprehensive cash management and trade finance for corporations and financial institutions worldwide. GSS provides custody services to investors such as insurance companies and pension funds, clearing services to intermediaries such as broker/dealers and depository and agency/trust services to multinational corporations and governments globally.

PRIVATE CLIENT SERVICES

Private Client Services provides investment advice, financial planning and brokerage services to affluent individuals, small and mid-size companies, non-profits and large corporations primarily through a network of more than 12,200 Smith Barney Financial Consultants in more than 500 offices worldwide. In addition, Private Client Services provides independent client-focused research to individuals and institutions around the world.

A significant portion of Private Client Services revenue is generated from fees earned by managing client assets as well as commissions earned as a broker for its clients in the purchase and sale of securities. Additionally, Private Client Services generates net interest revenue by financing customers' securities transactions and other borrowing needs through security-based lending. Private Client Services also receives commissions and other sales and service revenues through the sale of proprietary and third-party mutual funds. As part of Private Client Services, Global Equity Research produces equity research to serve both institutional and individual investor clients. The majority of expenses for Global Equity Research are allocated to the Global Equities business within GCIB and Private Client Services businesses.

GLOBAL INVESTMENT MANAGEMENT

Global Investment Management (GIM) offers a broad range of life insurance, annuity, asset management and personalized wealth management products and services distributed to institutional, high-net-worth and retail clients. Global Investment Management includes *Life Insurance and Annuities*, *Private Bank* and *Asset Management*.

Life Insurance and Annuities comprises Travelers Life and Annuity (TLA) and International Insurance Manufacturing (IIM). TLA offers individual annuity, group annuity, individual life insurance and Corporate Owned Life Insurance (COLI) products. The individual products include fixed and variable deferred annuities, payout annuities, and term, universal, and variable life insurance. These products are primarily distributed through CitiStreet Retirement Services (CitiStreet), Smith Barney, Primerica, Citibank and affiliates, and a nationwide network of independent agents and the outside broker/dealer channel. The COLI products are variable universal life products distributed through independent specialty brokers. The group products include institutional pensions, including guaranteed investment contracts (GICs), payout annuities, group annuities sold to employer-sponsored retirement and savings plans, structured settlements and funding agreements. IIM provides annuities, credit, life, health, disability and other insurance products internationally, leveraging the existing distribution channels of the *Consumer Finance*, *Retail Banking* and *Asset Management* (retirement services) businesses. IIM has operations in Mexico, Asia, EMEA, Latin America and Japan. TLA and IIM include the realized investment gains/(losses) from sales on certain insurance-related investments.

Private Bank provides personalized wealth management services for high-net-worth clients through 126 offices in 37 countries and territories, generating fee and interest income from investment funds management, client trading activity, trust and fiduciary services, custody services, and traditional banking and lending activities. Through its Private Bankers and Product Specialists, *Private Bank* leverages its extensive experience with clients' needs and its access to Citigroup to provide clients with comprehensive investment and banking services.

Asset Management includes Citigroup Asset Management, Citigroup Alternative Investments Institutional business, Banamex asset management and retirement services businesses and Citigroup's other retirement services businesses in North America and Latin America. These businesses offer institutional, high-net-worth and retail clients a broad range of investment alternatives from investment centers located around the world. Products and services offered include mutual funds, closed-end funds, separately managed accounts, unit investment trusts, alternative investments (including hedge funds, private equity and credit structures), variable annuities through affiliated and third-party insurance companies, and pension administration services.

PROPRIETARY INVESTMENT ACTIVITIES

Proprietary Investment Activities is comprised of Citigroup's proprietary Private Equity investments and Other Investment Activities which includes Citigroup's proprietary investments in hedge funds and real estate investments, investments in countries that refinanced debt under the 1989 Brady Plan or plans of a similar nature, ownership of Travelers Property Casualty Corp. shares and Citigroup's Alternative Investments (CAI) business, for which the net profits on products distributed through Citigroup's *Asset Management*, Private Client Services and *Private Bank* businesses are reflected in the respective distributor's income statement through net revenues.

CORPORATE/OTHER

Corporate/Other includes net corporate treasury results, corporate expenses, certain intersegment eliminations, the results of discontinued operations, the cumulative effect of accounting changes and taxes not allocated to the individual businesses.

INTERNATIONAL

Citigroup International (whose operations are fully reflected in the product disclosures above) serves 54 million customer accounts in approximately 100 countries, working in partnership with the Company's product organizations.

Citigroup International is organized by region —Asia, EMEA, Japan, and Latin America. Citigroup has a long history in each of these regions, including more than 100 years in a number of countries. The markets we serve account for 85% of the world's population and 65% of its GDP.

In Asia in 2003, consumer growth was driven by new wealth management initiatives and expanding credit card activities. In large and growing markets like India and China, we are well-positioned to build market share across the spectrum of consumer products. In January 2003, we established a strategic alliance with the Shanghai Pudong Development Bank, which led in February 2004 to the issuance of a dual currency credit card in China, in cooperation with Citibank. The GCIB continued to gain market share with new products, expansion of our customer base, and significant deals such as the underwriting of China Life's $3 billion Initial Public Offering.

EMEA's earnings were driven by increased sales and substantial cost reduction. The GCIB had strong market share gains, ranking number one in the region in debt and equity underwriting. *Retail Banking* is our largest consumer business, with a strong presence particularly in Germany. A highlight was the launch of our credit card in Russia, and we continue to expand our consumer offerings in Poland, Italy and Spain. Citigroup also introduced wealth management programs in countries in Eastern Europe and the Middle East.

Citigroup is Japan's number one foreign corporate bank and consumer bank, and one of the largest consumer finance firms. Nikko Citigroup, our investment banking joint venture, was one of Japan's top equity underwriters and in 2003, was the top mergers and acquisitions advisor in Japan, advising on the Japan Telecom and Resona transactions. Our *Private Bank* and joint venture with Mitsui Sumitomo Insurance are fast-growing market leaders.

Citigroup's Latin America operations returned to profitability in 2003. Citigroup has been a leader for 90 years in Latin America, a region that is once again attracting investment. We implemented a successful repositioning of our business in the region that is expected to achieve positive results by aligning investment with the greatest opportunities for returns. In Brazil, we launched a consumer finance business targeting the large retail credit market and opened nine branches in São Paulo. Citigroup concluded the first-ever Venezuela domestic liability management transaction, completed Costa Rica's first international syndication, and acted as deal manager and global coordinator of the landmark $5.3 billion bond swap for Uruguay.

In millions of dollars, except per share amounts	**2003**	2002	2001	2000	1999
Revenues, net of interest expense (1)	**$ 77,442**	$ 71,308	$ 67,367	$ 63,572	$ 54,809
Operating expenses	**39,168**	37,298	36,528	35,809	31,049
Benefits, claims and credit losses (1)	**11,941**	13,473	10,320	8,466	7,513
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	**26,333**	20,537	20,519	19,297	16,247
Income taxes	**8,195**	6,998	7,203	7,027	6,027
Minority interest, after-tax	**285**	91	87	39	27
Income from continuing operations	**17,853**	13,448	13,229	12,231	10,193
Income from discontinued operations (2)	**—**	1,875	1,055	1,288	1,177
Cumulative effect of accounting changes (3)	**—**	(47)	(158)	—	(127)
Net Income	**$ 17,853**	$ 15,276	$ 14,126	$ 13,519	$ 11,243
Earnings per share (4)					
Basic earnings per share:					
Income from continuing operations	**$ 3.49**	$ 2.63	$ 2.61	$ 2.43	$ 2.02
Net income	**3.49**	2.99	2.79	2.69	2.23
Diluted earnings per share:					
Income from continuing operations	**3.42**	2.59	2.55	2.37	1.96
Net income	**3.42**	2.94	2.72	2.62	2.17
Dividends declared per common share (4)	**$ 1.10**	$ 0.70	$ 0.60	$ 0.52	$ 0.41
At December 31					
Total assets (5)	**$1,264,032**	$1,097,590	$1,051,850	$902,610	$795,984
Total deposits	**474,015**	430,895	374,525	300,586	261,573
Long-term debt	**162,702**	126,927	121,631	111,778	88,481
Mandatorily redeemable securities of subsidiary trusts	**6,057**	6,152	7,125	4,920	4,920
Common stockholders' equity	**96,889**	85,318	79,722	64,461	56,395
Total stockholders' equity	**98,014**	86,718	81,247	66,206	58,290
Ratio of earnings to fixed charges and preferred stock dividends	**2.47x**	1.94x	1.63x	1.52x	1.55x
Return on average common stockholders' equity (6)	**19.8%**	18.6%	19.7%	22.4%	21.5%
Common stockholders' equity to assets	**7.67%**	7.77%	7.58%	7.14%	7.08%
Total stockholders' equity to assets	**7.75%**	7.90%	7.72%	7.33%	7.32%

(1) Revenues, net of interest expense, and benefits, claims, and credit losses in the table above are disclosed on an owned basis (under Generally Accepted Accounting Principles (GAAP)). If this table were prepared on a managed basis, which includes certain effects of securitization activities, including receivables held for securitization and receivables sold with servicing retained, there would be no impact to net income, but revenues, net of interest expense, and benefits, claims, and credit losses would each have been increased by $4.750 billion, $4.123 billion, $3.568 billion, $2.459 billion and $2.707 billion in 2003, 2002, 2001, 2000 and 1999, respectively. Although a managed basis presentation is not in conformity with GAAP, the Company believes it provides a representation of performance and key indicators of the credit card business that is consistent with the way management reviews operating performance and allocates resources. Furthermore, investors utilize information about the credit quality of the entire managed portfolio as the results of both the held and securitized portfolios impact the overall performance of the *Cards* business. See the discussion of the *Cards* business on page 52.

(2) On August 20, 2002, Citigroup completed the distribution to its stockholders of a majority portion of its remaining ownership interest in Travelers Property Casualty Corp. (TPC). Following the distribution, Citigroup began accounting for TPC as discontinued operations. See Note 3 to the Consolidated Financial Statements.

(3) Accounting changes of ($47) million in 2002 resulted from the adoption of the remaining provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). Accounting changes of ($42) million and ($116) million in 2001 resulted from the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), and the adoption of Emerging Issues Task Force (EITF) Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" (EITF 99-20), respectively. Accounting changes of ($135) million, $23 million and ($15) million in 1999 resulted from the adoption of Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments," the adoption of SOP 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk," and the adoption of SOP 98-5, "Reporting on the Costs of Start-Up Activities," respectively. See Note 1 to the Consolidated Financial Statements.

(4) All amounts have been adjusted to reflect stock splits.

(5) Reclassified to conform to the current period's presentation.

(6) The return on average common stockholders' equity is calculated using net income after deducting preferred stock dividends.

2003 IN SUMMARY

Citigroup Performance

The benefits of size, diversity and franchise strength were demonstrated in 2003 when the Company reported net income of $17.85 billion, a record for Citigroup.

Net income from continuing operations of $17.85 billion was up 33% from the prior year. The prior year's results included a $1.3 billion after-tax charge related to the establishment of reserves for regulatory settlements and related civil litigation. Excluding this charge from the prior year, net income from continuing operations was up 21%. Income was diversified by both product and region, as shown in the charts below. Revenues increased 9% from 2002, reaching $77.4 billion, outpacing expense growth of 5%. The majority of this growth was organic, largely as a result of continued momentum with clients in an improved market environment. During 2003, the Company completed the acquisition of the Sears Credit Card and Financial Products business, The Home Depot private label card portfolios, and Forum Financial. In January 2004, the Company closed on the acquisition of the consumer finance business of Washington Mutual. Additionally, the Company completed certain targeted dispositions of smaller businesses that were not part of its long-term core strategy.

Income from Continuing Operations
In billions of dollars



$10.19
$12.23
$13.23
$13.45
$17.85
1999
2000
2001
2002
2003

2003 Income from Continuing Operations by Segment*



Private Client Services 4%
Global Investment Management 10%
Global Consumer 55%
Global Corporate & Investment Bank 31%

*Excludes Proprietary Investment Activities ($230 million) and Corporate/Other ($114 million)

2003 Income from Continuing Operations by Region*



Latin America 4%
Asia 10%
Japan 4%
EMEA 10%
North America 64%
Mexico 8%

*Excludes Proprietary Investment Activities ($230 million) and Corporate/Other ($114 million)

Revenue growth in the year was driven by strong growth in North America Cards, Domestic and International Retail Banking, European Capital Markets and Banking, and Private Banking. Stronger equity markets led to higher Proprietary Investment Activities results, in contrast to last year's loss in this segment. Citigroup has maintained the number-one rank in global debt and equity underwriting for nine consecutive quarters.

An overall improvement in the credit quality of the corporate lending portfolio reduced corporate credit costs by $1.6 billion from the prior year. Consumer credit trends remained relatively stable, despite continued weakness in Germany and in the *Consumer Finance* business in Japan.

Operating expenses increased 11% from the previous year, excluding the 2002 fourth quarter charge related to the establishment of reserves for regulatory settlement and related civil litigation. Including this charge, expense growth increased 5%. A portion of the expense growth was related to future investment—building technology, expanding the branch network, product development and testing, and increased advertising and marketing costs. Expense growth also reflected costs to reposition and streamline operations in various countries in Latin America and in Japan. The remaining expense growth reflects increased employee costs, primarily related to pensions and stock compensation. Options were expensed for the first time in 2003, for options granted in 2003.

Net Revenue and Operating Expense
In billions of dollars



Net revenue
Operating expense
$54.8
$63.6
$67.4
$71.3
$77.4
$31.0
$35.8
$36.5
$37.3
$39.2
1999
2000
2001
2002
2003

The effective tax rate decreased 296 basis points to 31.1% for the year, reflecting the increase in indefinite reinvestment of earnings in various foreign jurisdictions as well as the release of reserves related to tax settlements and changes in estimates.

Customer balances showed strong growth. Transaction Services assets under custody increased 25%, *Cards* managed receivables increased 24%, Private Client assets increased 20%, *Travelers Life and Annuities* group and individual annuities balances increased 16%, *Private Bank* client volumes increased 15%, Assets under Management by the *Asset Management* group increased 13%, *Retail Banking* deposits increased 10%, *Consumer Finance* loans increased 8% while Corporate loans decreased 11%.

Total Deposits
In billions of dollars



$262
$301
$375
$431
$474
1999
2000
2001
2002
2003

Citigroup's equity capital base and trust preferred securities grew to over $104 billion despite distributing $5.8 billion in dividends to shareholders, and spending $2.4 billion on share repurchases. Stockholders' equity increased by $11.3 billion during 2003.

The Company's Board of Directors increased the quarterly common dividend twice during 2003 and again in January 2004 by a total of 122% to 40 cents per quarter.

Total Capital (Tier 1 and Tier 2)
In billions of dollars



Tier 1 and Tier 2
Tier 1
$65.9
$73.0
$75.8
$78.3
$90.3
$51.6
$54.5
$58.4
$59.0
$66.9
1999
2000
2001
2002
2003

The financial services industry has been adversely affected in recent years by a series of highly publicized corporate financial scandals, bankruptcies, and regulatory and law enforcement investigations. In combination, these matters have raised questions about the quality of corporate financial reporting and the effectiveness of corporate governance. Investor confidence has been eroded. In response, Congress passed the Sarbanes-Oxley Act of 2002; the SEC, NASD and NYSE promulgated sweeping regulations and corporate governance reforms; federal and state regulators and law enforcement agencies stepped up their enforcement activities; and plaintiffs filed numerous lawsuits and other legal proceedings seeking significant damages from financial institutions alleged to have had any connection to the bankruptcies, investigations and scandals referred to above. In response, Citigroup has initiated a wide-ranging set of reforms and revised business practices, including revised compliance and business practice programs and procedures with respect to research, structured finance transactions, and IPO allocations, among others. The Company has created Business Practices Committees in each area of the Company's business to review the appropriateness of business transactions and practices—not only from a risk management standpoint, but also from an ethical and reputational standpoint. The Business Practices Committee oversees these committees from the corporate level. The Company instituted these changes in an effort to ensure that it conducts its business in compliance not only with all applicable laws and regulations, but also with the highest ethical standards.

In 2003, Charles Prince succeeded Sanford Weill as Chief Executive Officer (CEO), thus completing the Company's CEO succession plan. Mr. Weill will remain Chairman of the Board of Directors until 2006. Robert Willumstad added the title of Chief Operating Officer (COO) to his title of President.

Diluted Earnings Per Share—Income from Continuing Operations



$1.96
$2.37
$2.55
$2.59
$3.42
1999
2000
2001
2002
2003

Return on Common Equity



21.5%
22.4%
19.7%
18.6%
19.8%
1999
2000
2001
2002
2003

Outlook for 2004

Citigroup enters 2004 well-positioned for continued growth with leading market positions, global scale, well-respected brand names, a strong distribution network and the largest capital base of all financial institutions. The investment spending in 2003, coupled with increased customer balances, positions the Company for growth in 2004. However, Citigroup's results are closely tied to the external economic environment. Weakness in global economies, credit deterioration and the continued threat of terrorism are examples of downside risk that could impact future earnings. The consumer business is sensitive to changes in unemployment, bankruptcy and consumer confidence levels. In the consumer business, Citigroup intends to leverage the newly-formed alliances with Sears and The Home Depot. The Company is targeting expansion of its *Cards* and *Retail Banking* businesses, particularly in India and China. In the Global Corporate and Investment Bank, management is focused on exploiting the opportunities in global equities, mergers and acquisitions advisory services and derivatives. The Private Client Services business expects improving market conditions to increase transaction volumes and assets under management. Equity research coverage will be expanded in targeted sectors. The *Life Insurance and Annuities* and *Asset Management* businesses are well-positioned to benefit from the growth in the aging population. Customers are becoming more focused on the need to accumulate adequate savings for retirement, to protect these savings and to plan for the transfer of wealth to the next generation. Competition in *Life Insurance and Annuities* and *Asset Management* continues to intensify and revenues are sensitive to overall equity and fixed income market conditions. These two businesses remain exposed to downside risk in Argentina's economy and government actions. Opportunities exist for improved share gains in *Private Bank*, particularly in Asia.

A detailed review and outlook for each of our businesses is included in the discussions that follow.

Certain of the statements above are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 98.

EVENTS IN 2003

Acquisition of Sears' Credit Card and Financial Products Business

On November 3, 2003, Citigroup acquired the Sears' Credit Card and Financial Products business (Sears), the 8th largest portfolio in the U.S. $28.6 billion of gross receivables were acquired for a 10% premium of $2.9 billion and annual performance payments over the next ten years based on new accounts, retail sales volume and financial product sales. $5.8 billion of intangible assets and goodwill have been recorded as a result of this transaction. In addition, the companies signed a multi-year marketing and servicing agreement across a range of each company's businesses, products and services. The results of Sears are included in the Consolidated Financial Statements from November 2003 forward.

Acquisition of The Home Depot's Private-Label Portfolio

In July 2003, Citigroup completed the acquisition of The Home Depot private-label portfolio (Home Depot), which added $6 billion in receivables and 12 million accounts. The results of Home Depot are included from July 2003 forward.

Common Stock Dividend Increase and Dividend Reinvestment Plan

On July 14, 2003, the Company's Board of Directors approved a 75% increase in the quarterly dividend on the Company's common stock to 35 cents a share from 20 cents a share. On January 20, 2004, the Company increased its quarterly dividend by 14% by declaring a 40 cent dividend on its common stock. The increases in the quarterly dividend are part of an effort to reallocate capital to dividends and reduce share repurchases. Additionally, the Company's Board of Directors approved a Dividend Reinvestment Plan (the Plan) for holders of Citigroup common stock. Registered holders of Citigroup common stock may elect to participate in the Plan and have some or all of their dividends reinvested in Citigroup common stock.

Settlement of Certain Legal and Regulatory Matters

On July 28, 2003, Citigroup entered into final settlement agreements with the Securities and Exchange Commission (SEC), the Office of the Comptroller of the Currency (OCC), the Federal Reserve Bank of New York (FED), and the Manhattan District Attorney's Office that resolve on a civil basis their investigations into Citigroup's structured finance work for Enron. The Company also announced that its settlement agreement with the SEC concludes that agency's investigation into certain Citigroup work for Dynegy. The agreements were reached by Citigroup (and, in the case of the agreement with the OCC, Citibank, N.A.) without admitting or denying any wrongdoing or liability, and the agreements do not establish wrongdoing or liability for the purpose of civil litigation or any other proceeding. Citigroup has paid from previously established reserves an aggregate amount of $145.5 million in connection with these settlements.

On April 28, 2003, Salomon Smith Barney Inc., now named Citigroup Global Markets Inc. (CGMI), announced final agreements with the SEC, the National Association of Securities Dealers (NASD), the New York Stock Exchange (NYSE) and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all of their outstanding investigations into its research and IPO allocation and distribution practices (the Research Settlement). CGMI reached these final settlement agreements without admitting or denying any wrongdoing or liability. The Research Settlement does not establish wrongdoing or liability for purposes of any other proceeding. Citigroup has paid from previously established reserves an aggregate amount of $300 million and committed to spend an additional $75 million to provide independent third-party research at no charge to clients in connection with these settlements.

Impact from Argentina's Economic Changes

During 2003, the GCIB and Global Consumer franchises in Argentina began to emerge from the economic crisis, while the Global Investment Management franchise endured another challenging year.

The Government began to permit loan restructurings and loan repayments resulting in minimal cost of credit for the GCIB for the year. As a result of an improving consumer credit environment, the Global Consumer allowance for credit losses was reduced by $100 million in the third quarter. On the negative side, the Company wrote-off $127 million of its government-issued compensation notes against previously established reserves. This write-off was triggered by, among other things, the government's disallowance of compensation for pesification of certain credit card and overdraft loans. While the notes were adjusted, the disallowance is still being negotiated. The initial payment of approximately $57 million due under the compensation notes was received in August 2003, and the second payment of approximately $59 million was received when due in February 2004. The Company also recognized a $13 million impairment charge on its government Patriotic Bonds. Payments required under bank deposit Amparos (judicial orders requiring previously dollar-denominated deposits that had been re-denominated at government rates to be immediately repaid at market exchange rates) were down significantly from 2002 and losses recorded in 2003, net of the $40 million reserve release, were $2 million.

The Global Investment Management businesses in Argentina recorded pretax charges of $208 million in 2003. These charges were comprised of: $124 million in write-downs resulting from the mandatory exchange of Argentine Government Promissory Notes (GPNs) for Argentine government bonds denominated in U.S. dollars; a $44 million write-off of impaired Deferred Acquisition Costs reflecting changes in underlying cash flow estimates for the business; $20 million of losses related to the restructuring of voluntary customer annuity liability balances; and $20 million of losses related to a premium deficiency in the death and disability insurance business.

The restructuring of customer annuity liabilities was approved by the Argentine Ministry of Insurance on July 3, 2003. An insurance subsidiary of the Company offered the plan to its voluntary annuity holders. The election period expired on January 31, 2004, at which time 70% of the voluntary annuity customers elected to participate. During the fourth quarter, the Company contributed $55 million of new capital to its Argentine Global Investment Management companies, primarily to fund the voluntary annuity restructuring plan.

As the economic situation, as well as legal and regulatory issues, in Argentina remain fluid, we continue to work with the government and our customers and continue to monitor conditions closely. In particular, we are watching the potential impact that government actions may have on our pension and insurance businesses. Other items we continue to monitor include the realizability of government obligations such as the compensation instruments held by the Corporate and Consumer businesses and the government obligations held by the insurance subsidiaries, the potential for re-dollarization of pension annuities and further debt restructurings, and the liquidity and capital needs of the pension and insurance subsidiaries. Additional costs to the Company will depend on future actions by the Argentine government and the Company. Additional losses may be incurred.

The Company believes it has a sound basis to bring a claim, as a result of various actions of the Argentine government. A recovery on such a claim could serve to reduce the economic loss of the Company in Argentina.

The above paragraphs contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 98.

EVENTS IN 2002

Impact from Argentina's Economic Changes

Throughout 2002, Argentina experienced significant political and economic changes including severe recessionary conditions, high inflation and political uncertainty. The government of Argentina implemented substantial economic changes, including abandoning the country's fixed U.S. dollar-to-peso exchange rate and asymmetrically redenominating substantially all of the banking industry's loans, deposits (which were also restricted) and other assets and liabilities previously denominated in U.S. dollars into pesos at different rates. As a result of the impact of these government actions, the Company changed its functional currency in Argentina from the U.S. dollar to the Argentine peso. Additionally, the government issued certain compensation instruments to financial institutions to compensate them in part for losses incurred as a result of the redenomination events. The government also announced a 180-day moratorium against creditors filing foreclosures or bankruptcy proceedings against borrowers. Later in the year, the government modified the terms of certain of their Patriotic Bonds, making them less valuable. The government actions, combined with the severe recessionary economic situation and the devaluation of the peso, adversely impacted Citigroup's business in Argentina.

During 2002, Citigroup recorded a total of $1.704 billion in net pretax charges, as follows: $1,018 million in net provisions for credit losses; $284 million in investment write-downs; $232 million in losses relating to Amparos (representing judicial orders requiring previously dollar-denominated deposits and insurance contracts that had been redenominated at government rates to be immediately repaid at market exchange rates); $98 million of write-downs of Patriotic Bonds; a $42 million restructuring charge; and a $30 million net charge for currency redenomination and other foreign currency items that includes a benefit from compensation instruments issued in 2002.

In addition, the impact of the devaluation of the peso during 2002 produced foreign currency translation losses that reduced Citigroup's equity by $595 million, net of tax.

Discontinued Operations

Travelers Property Casualty Corp. (TPC) (an indirect wholly owned subsidiary of Citigroup on December 31, 2001) sold 231 million shares of its class A common stock representing approximately 23.1% of its outstanding equity securities in an initial public offering (the IPO) on March 27, 2002. In 2002, Citigroup recognized an after-tax gain of $1.158 billion as a result of the IPO. In connection with the IPO, Citigroup entered into an agreement with TPC that provides that, in any fiscal year in which TPC records asbestos-related income statement charges in excess of $150 million, net of any reinsurance, Citigroup will pay to TPC the amount of any such excess up to a cumulative aggregate of $520 million after-tax. A portion of the gross IPO gain was deferred to offset any payments arising in connection with this agreement. During 2002 and 2003, $159 million and $361 million, respectively, were paid pursuant to this agreement.

On August 20, 2002, Citigroup completed the distribution to its stockholders of a majority portion of its remaining ownership interest in TPC (the distribution). This non-cash distribution was tax-free to Citigroup, its stockholders and TPC. The distribution was treated as a dividend to stockholders for accounting purposes that reduced Citigroup's Additional Paid-In Capital by approximately $7.0 billion. Following the distribution, Citigroup remains a holder of approximately 9.9% of TPC's outstanding equity securities, which are carried at fair value in the Proprietary Investment Activities segment and classified as available-for-sale within Investments on the Consolidated Balance Sheet.

Following the August 20, 2002 distribution, the results of TPC were reported by the Company separately as discontinued operations. TPC represented the primary vehicle by which Citigroup engaged in the property and casualty insurance business.

Charge for Regulatory and Legal Matters

During the 2002 fourth quarter, the Company recorded a $1.3 billion after-tax charge ($0.25 per diluted share) related to the establishment of reserves for regulatory settlements and related civil litigation.

Acquisition of Golden State Bancorp

On November 6, 2002, Citigroup completed its acquisition of 100% of Golden State Bancorp (GSB) in a transaction in which Citigroup paid approximately $2.3 billion in cash and issued 79.5 million Citigroup common shares. The total transaction value of approximately $5.8 billion was based on the average price of Citigroup shares, as adjusted for the effect of the TPC distribution, for the two trading days before and after May 21, 2002, the date the terms of the acquisition were agreed to and announced. The results of GSB are included from November 2002 forward.

Sale of 399 Park Avenue

During 2002, the Company sold its 399 Park Avenue, New York City headquarters building. The Company is currently the lessee of approximately 40% of the building with terms averaging 15 years. The sale for $1.06 billion resulted in a pretax gain of $830 million, with $527 million ($323 million after-tax) recognized in 2002 representing the gain on the portion of the building the Company does not occupy, and the remainder to be recognized over the term of Citigroup's lease agreements. During 2003, the Company recognized $20 million ($12 million after-tax) of the deferred portion of the gain.

EVENTS IN 2001

Impact from Argentina's Political and Economic Changes

The Company recognized charges in the 2001 fourth quarter of $235 million (pretax) related to write-downs of Argentine credit exposures and $235 million (pretax) in losses related to the foreign exchange revaluation of the consumer loan portfolio as a result of the political and economic changes in Argentina.

Impact from Enron

As a result of the financial deterioration and eventual bankruptcy of Enron Corporation in 2001, Citigroup's results were reduced by $228 million (pretax) as a result of the write-down of Enron-related credit exposure and trading positions, and the impairment of Enron-related investments.

September 11th Events

The September 11, 2001 terrorist attack financially impacted the Company in several areas. Revenues were reduced due to the disruption to Citigroup's businesses. Additional expenses incurred as a result of the attack resulted in after-tax losses of approximately $200 million. The Company also experienced significant property loss, for which it was insured. The Company initially recorded insurance recoveries up to the net book value of the assets written off. During 2002, additional insurance recoveries were recorded when realized. Reductions in equity values during the 2001 third quarter were further impacted by the September 11th attack, which reduced Citigroup's Investment Activities results in the 2001 third quarter. Additionally, after-tax losses related to insurance claims (net of reinsurance impact) totaled $502 million, the bulk of which related to the property and casualty insurance operations of TPC and is reflected as discontinued operations.

Acquisition of Banamex

In August 2001, Citicorp, an indirect wholly owned subsidiary of Citigroup, completed its acquisition of Grupo Financiero Banamex-Accival (Banamex), a leading Mexican financial institution, for approximately $12.5 billion in cash and Citigroup stock. Citicorp completed the acquisition by settling transactions that were conducted on the Mexican Stock Exchange. Those transactions comprised both the acquisition of Banamex shares tendered in response to Citicorp's offer to acquire all of Banamex's outstanding shares and the simultaneous sale of 126,705,281 Citigroup shares to the tendering Banamex shareholders. On September 24, 2001, Citicorp became the holder of 100% of the issued and outstanding ordinary shares of Banamex following a share redemption by Banamex. The results of Banamex are included from August 2001 forward.

The Notes to the Consolidated Financial Statements contain a summary of Citigroup's significant accounting policies, including a discussion of recently issued accounting pronouncements. Certain of these policies as well as estimates made by management are considered to be important to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgments and estimates, some of which may relate to matters that are inherently uncertain. Additional information about these policies can be found in Note 1 to the Consolidated Financial Statements. Management has discussed each of these significant accounting policies and the related estimates with the Audit and Risk Management Committee of the Board of Directors.

Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 98.

Valuations of Financial Instruments

Investments and trading account assets and liabilities, held by the Global Corporate and Investment Bank and Proprietary Investment Activities segments, include fixed maturity and equity securities, derivatives, investments in private equity and other financial instruments. Citigroup carries its investments and trading account assets and liabilities at fair value if they are considered to be available-for-sale or trading securities. For a substantial majority of the Company's investments and trading account assets and liabilities, fair values are determined based upon quoted prices or validated models with externally verifiable model inputs. Changes in values of available-for-sale securities are recognized in a component of stockholders' equity net of taxes, unless the value is impaired and the impairment is not considered to be temporary. Impairment losses that are not considered temporary are recognized in earnings. The Company conducts regular reviews to assess whether other-than-temporary impairment exists. Changing economic conditions, global, regional, or related to specific issuers or industries, could adversely affect these values. Changes in the fair values of trading account assets and liabilities are recognized in earnings. Private equity subsidiaries also carry their investments at fair value with changes in value recognized in earnings.

If available, quoted market prices provide the best indication of fair value. If quoted market prices are not available for fixed maturity securities, equity securities, derivatives or commodities, the Company discounts the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. Alternatively, matrix or model pricing may be used to determine an appropriate fair value. It is Citigroup's policy that all models used to produce valuations for the published financial statements be validated by qualified personnel independent from those who created the models. The determination of market or fair value considers various factors, including time value and volatility factors, underlying options, warrants and derivatives; price activity for equivalent synthetic instruments; counterparty credit quality; the potential impact on market prices or fair value of liquidating the Company's positions in an orderly manner over a reasonable period of time under current market conditions; and derivative transaction maintenance costs during the period. For derivative transactions, trading profit at inception is recognized when the fair value of that derivative is obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The Company defers trade-date gains or losses on derivative transactions where the fair value is not determined based upon observable market transactions and market data. The deferral is recognized in income when the market data become observable or over the life of the transaction. Changes in assumptions could affect the fair values of investments and trading account assets and liabilities.

For our available-for-sale and trading portfolios amounting to assets of $414.5 billion and $320.9 billion and liabilities of $121.9 billion and $91.4 billion at December 31, 2003 and 2002, respectively, fair values were determined in the following ways: externally verified via comparison to quoted market prices or third-party broker quotations; by using models that were validated by qualified personnel independent of the area that created the model and inputs that were verified by comparison to third-party broker quotations or other third-party sources; or by using alternative procedures such as comparison to comparable securities and/or subsequent liquidation prices. At December 31, 2003 and 2002, respectively, approximately 96.5% and 98% of the available-for-sale and trading portfolios' gross assets and liabilities are considered verified and approximately 3.5% and 2% are considered unverified. Of the unverified assets, at December 31, 2003 and 2002, respectively, approximately 66% and 60% consist of cash products, where independent quotes were not available and/or alternative procedures were not feasible, and 34% and 40% consist of derivative products where either the model was not validated and/or the inputs were not verified due to the lack of appropriate market quotations. Such values are actively reviewed by management.

In determining the fair values of our securities portfolios, management also reviews the length of time trading positions have been held to identify aged inventory. During 2003, the monthly average aged inventory designated as available-for-immediate-sale was approximately $5.4 billion compared with $4.3 billion in 2002. Inventory positions that are both aged and whose values are unverified amounted to less than $2.1 billion and $2.1 billion at December 31, 2003 and 2002, respectively. The fair value of aged inventory is actively monitored and, where appropriate, is discounted to reflect the implied illiquidity for positions that have been available-for-immediate-sale for longer than 90 days. At December 31, 2003 and 2002, such valuation adjustments amounted to $68 million and $56 million, respectively.

Citigroup's private equity subsidiaries include subsidiaries registered as Small Business Investment Companies and other subsidiaries that engage exclusively in venture capital activities. Investments held by private equity subsidiaries related to the Company's venture capital activities amounted to $4.4 billion and $4.7 billion at December 31, 2003 and 2002, respectively. For investments in publicly traded securities held by private equity subsidiaries amounting to 5 positions with a fair value of approximately $0.9 billion and 13 positions with a fair value of approximately $0.9 billion at December 31, 2003 and 2002, respectively, fair value is based upon quoted market prices. These publicly traded securities include thinly traded securities, large block holdings, restricted shares or other special situations, and the quoted market price is adjusted to produce an estimate of the attainable fair value for the securities. To determine the amount of the adjustment, the Company uses a model that is based on option theory. The model is validated periodically by an independent valuation consulting firm. Such adjustments ranged from 10% to 50% of the investments' quoted prices in 2003 and from 5% to 30% in 2002. For investments that are not publicly traded that are held by private equity subsidiaries amounting to approximately $3.5 billion and $3.8 billion at December 31, 2003 and 2002, respectively, estimates of fair value are made periodically by management based upon relevant third-party arm's length transactions, current and subsequent financings and comparisons to similar companies for which quoted market prices are available. Independent consultants may be used to provide valuations periodically for certain investments that are not publicly traded, or the valuations may be done internally. Internal valuations are reviewed by personnel independent of the investing entity.

See the discussion of trading account assets and liabilities and investments in Summary of Significant Accounting Policies in Note 1 to the Consolidated Financial Statements. For additional information regarding the sensitivity of these instruments, see "Market Risk Management Process" on page 81.

Allowance for Credit Losses

The allowance for credit losses represents management's estimate of probable losses inherent in the lending portfolio. This evaluation process is subject to numerous estimates and judgments. The frequency of default, risk ratings, and the loss recovery rates, among other things, are considered in making this evaluation, as are the size and diversity of individual large credits. Changes in these estimates could have a direct impact on the credit costs in any quarter and could result in a change in the allowance. At December 31, 2003 and 2002, respectively, the total allowance for credit losses, which includes reserves for letters of credit and unfunded commitments, totaled $4.155 billion and $4.647 billion for the corporate loan portfolio and $9.088 billion and $7.021 billion for the consumer portfolio. Attribution of the allowance is made for analytic purposes only, and the entire allowance of $13.243 billion and $11.668 billion at December 31, 2003 and 2002, respectively, is available to absorb probable credit losses inherent in the portfolio, including letters of credit and unfunded commitments.

During 2003, corporate cash-basis loans decreased $576 million from $3.995 billion to $3.419 billion, and net credit losses decreased from $1.551 billion in 2002 to $1.211 billion, reflecting overall improvement in the credit quality of the portfolio as well as reduced exposure in the energy and telecommunications industries. Management expects the 2004 loss experience for the corporate portfolio to be improved from that of 2003.

Consumer net credit losses, excluding CitiCapital, increased from $6.797 billion in 2002 to $7.096 billion in 2003. Consumer loans on which accrual of interest has been suspended, excluding Commercial Markets, increased from $4.607 billion to $4.735 billion. The consumer allowance, excluding CitiCapital, rose from $6.410 billion to $8.530 billion from December 31, 2002 to December 31, 2003, including $2.1 billion associated with the acquisition of Sears. The level of the consumer allowance was impacted by increased bankruptcies in Germany and in the *Consumer Finance* portfolio in Japan. Consumer credit loss rates are expected to rise due to the addition of the Sears and Home Depot portfolios. Excluding the impact of Sears and Home Depot, management expects that 2004 consumer credit loss rates will be comparable to 2003.

In the corporate loan portfolio, larger-balance, non-homogeneous exposures representing significant individual credit exposures are evaluated based upon the borrower's overall financial condition, resources and payment record; the prospects for support from any financially responsible guarantors; and, if appropriate, the realizable value of any collateral. Reserves are established based upon an estimate of probable losses for individual larger-balance, non-homogeneous loans deemed impaired, a statistical model of expected losses on the performing portfolio, as well as management's detailed knowledge of the portfolio and current conditions. When reserves for individual loans that are deemed to be impaired are established, consideration is given to all available evidence, including, as appropriate, the present value of expected future cash flows discounted at the loan's contractual effective rate, the secondary market value of the loan, and the fair value of collateral less disposal costs.

The allowance for credit losses attributed to the corporate portfolio is established through a process that begins with statistical estimates of probable losses inherent in the portfolio. These estimates are based upon: (1) Citigroup's internal system of credit risk ratings, which are analogous to the risk ratings of the major rating agencies; (2) the corporate portfolio database; and (3) historical default and loss data, including rating agency information regarding default rates from 1983 to 2002 and internal data, dating to the early 1970s, on severity of losses in the event of default. This statistical process generates an estimate for losses inherent in the portfolio as well as a one-standard-deviation confidence interval around the estimate.

The statistical estimate for losses inherent in the portfolio is based on historical average default rates and historical average write-off rates. The width of the confidence interval reflects the historical fluctuation of default rates over the credit cycle, the historical variability of loss severity among defaulted loans, and the degree to which there are large obligor concentrations in the global portfolio.

The statistical estimate of losses inherent in the portfolio may then be adjusted, both for management's estimate of probable losses on specific exposures, as well as for other considerations, such as environmental factors and trends in portfolio indicators, including cash-basis loans, historical and forecasted write-offs, and portfolio concentrations. In addition, management considers the current business strategy and credit process, including credit limit setting and compliance, credit approvals, loan underwriting criteria and loan workout procedures.

For December 31, 2003, the statistical estimate for inherent losses in the total corporate portfolio was $2.820 billion, with a standard deviation of $646 million, compared with $3.434 billion and $785 million at December 31, 2002. This analysis included all corporate loans, commitments and unfunded letters of credit. Management then identified those exposures for which name-specific loss estimates were required, and replaced the statistical estimate of losses with management's estimate of losses. Management made adjustments for other considerations, including portfolio trends and economic indicators. As a result of these adjustments, at December 31, 2003, the allowance for credit losses attributable to the corporate portfolio was set at $4.155 billion compared with $4.647 billion in 2002, which includes the reserve for unfunded commitments and letters of credit of $600 million in 2003 and $567 million in 2002 that is included in other liabilities on the balance sheet.

CitiCapital's allowance is established based upon an estimate of probable losses inherent in the portfolio for individual loans and leases deemed impaired, and the application of annualized weighted average credit loss ratio to the remaining portfolio. The annualized weighted average credit loss ratio reflects both historical and projected losses. Additional reserves are established to provide for imprecision caused by the use of estimated loss data.

At December 31, 2003, the CitiCapital allowance totaled $558 million, down from $611 million in 2002. The allowance was composed of $58 million and $40 million as of December 31, 2003 and 2002, respectively, of reserves on impaired loans, $420 million and $511 million provided for probable credit losses in the performing portfolio, and $80 million and $60 million reflecting imprecision caused by the use of historical data and projected loss data. The reserve was $53 million lower than a year ago due to the smaller portfolio balance at December 31, 2003. The December 31, 2003 and 2002 reserves for probable credit losses reflect 1.95% and 1.87% annualized weighted average loss ratios on the performing portfolio, respectively. A 0.50% change in the weighted average loss ratio would increase or decrease the December 31, 2003 allowance by $109 million, whereas a 0.50% change would have increased or decreased the allowance by $137 million at December 31, 2002.

Each portfolio of smaller-balance, homogeneous loans, including consumer mortgage, installment, revolving credit, and most other consumer loans, primarily in the Global Consumer segment, is collectively evaluated for impairment in order to provide an allowance sufficient to cover all loans that have shown evidence of impairment as of the balance sheet date. The foundation for assessing the adequacy of the allowance for credit losses for consumer loans is a statistical methodology that estimates the losses inherent in the portfolio at the balance sheet date based on historical delinquency flow rates, charge-off statistics, and loss severity. The statistical methodology is applied separately for each individual product within each different geographic region in which the product is offered.

Under this statistical method, the portfolio of loans is aged and separated into groups based upon the aging of the loan balances (current, 1 to 29 days past due, 30 to 59 days past due, etc.). The statistical methodology results in a base calculation of inherent losses in the loan portfolio for each business within the Global Consumer segment. Management evaluates the adequacy of the allowance for credit losses for each business relative to a range around its base calculation. In general, each business must maintain an allowance for credit losses that is within the specified range. However, management also considers the following factors in evaluating the adequacy of the allowance for credit losses: economic trends, competitive factors, seasonality, portfolio acquisitions, solicitation of new loans, changes in lending policies and procedures, geographical, product, and other environmental factors, changes in bankruptcy laws, and evolving regulatory standards.

Citigroup has well-established credit loss recognition criteria for its various consumer loan products. These credit loss recognition criteria are based on contractual delinquency status, consistently applied from period to period and in compliance with FFIEC guidelines (excluding recent acquisitions for which we obtained temporary waivers), including bankruptcy loss recognition. The allowance for credit losses is replenished through a charge to the provision for credit losses for all net credit losses incurred during the relevant accounting period and adjusted to reflect current economic trends and the results of the statistical methodology. The provision for credit losses is highly dependent on both bankruptcy loss recognition and the time it takes for loans to move through the delinquency buckets and eventually to write-off (flow rates). An increase in the Company's share of bankruptcy losses would generally result in a corresponding increase in the provision for credit losses. For example, a 10% increase in the Company's portion of bankruptcy losses would generally result in a similar increase in the provision for credit losses. In addition, an acceleration of flow rates would also result in a corresponding increase to the provision for credit losses. The precise impact that an acceleration of flow rates would have on the provision for credit losses would depend upon the product and geography mix that comprises the flow rate acceleration.

The evaluation of the total allowance includes an assessment of the ability of borrowers with foreign currency obligations to obtain the foreign currency necessary for orderly debt servicing.

See the discussions of "Consumer Credit Risk" and "Corporate Credit Risk" on pages 75 and 78, respectively, for additional information.

Securitizations

Securitization is a process by which a legal entity issues certain securities to investors, which securities pay a return based on the principal and interest cash flows from a pool of loans or other financial assets. Citigroup securitizes credit card receivables, mortgages, and other loans that it originated and/or purchased and certain other financial assets. After securitization of credit card receivables, the Company continues to maintain account relationships with customers. Citigroup also assists its clients in securitizing the clients' financial assets and packages and securitizes financial assets purchased in the financial markets. Citigroup may provide administrative, asset management, underwriting, liquidity facilities and/or other services to the resulting securitization entities, and may continue to service the financial assets sold to the securitization entity.

There are two key accounting determinations that must be made relating to securitizations. In the case where Citigroup originated or previously owned the financial assets transferred to the securitization entity, a decision must be made as to whether that transfer would be considered a sale under generally accepted accounting principles, resulting in the transferred assets being removed from the Company's Consolidated Balance Sheet with a gain or loss recognized. Alternatively, the transfer would be considered a financing, resulting in recognition of a liability in the Company's Consolidated Balance Sheet. The second key determination to be made is whether the securitization entity must be consolidated by the Company and be included in the Company's Consolidated Financial Statements or whether the entity is sufficiently independent that it does not need to be consolidated.

If the securitization entity's activities are sufficiently restricted to meet certain accounting requirements to be considered a qualifying special-purpose entity (QSPE), the securitization entity is not consolidated by the seller of the transferred assets. In January 2003, the Financial Accounting Standards Board (FASB) issued a new interpretation on consolidation accounting that was adopted by the Company on July 1, 2003. Under this interpretation, FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), if securitization entities other than QSPEs meet the definition of a variable interest entity (VIE), the Company must evaluate whether it is the primary beneficiary of the entity and, if so, must consolidate it. The entity would be considered a VIE if it requires additional subordinated financial support or if the equity investors lack certain characteristics of a controlling financial interest. In December 2003, FASB issued a revised version of FIN 46-R, which the Company will adopt in the first quarter of 2004. This revised interpretation may change certain of the consolidation determinations reached under FIN 46. Most of the Company's securitization transactions meet the existing criteria for sale accounting and non-consolidation.

The Company participates in securitization transactions, structured investment vehicles, and other investment funds with its own and with clients' assets totaling $1,158.7 billion at December 31, 2003 and $928.4 billion at December 31, 2002.

Global Consumer primarily uses QSPEs to conduct its securitization activities, including credit card receivables, mortgage loans, student loans and auto loans. Securitizations completed by Global Consumer are for the Company's own account. QSPEs are qualifying special-purpose entities established in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," (SFAS 140). The Company is the transferor of assets to these QSPEs and, accordingly, does not consolidate these QSPEs. At December 31, 2003 and 2002, respectively, Global Consumer was involved with special-purpose entities (SPEs) with assets of $251.3 billion and $252.2 billion, including QSPEs with assets of $226.4 billion and $248.2 billion.

GCIB's securitization activities are conducted on behalf of the Company's clients and to generate revenues for services provided to the SPEs. GCIB uses SPEs to securitize mortgage-backed securities and clients' trade receivables, to create investment opportunities for clients through collateralized debt obligations (CDOs), and to meet other client needs through structured financing and leasing transactions. All the mortgage-backed securities transactions use QSPEs, as do certain CDOs and structured financing transactions. At December 31, 2003 and 2002, respectively, GCIB was involved with SPEs with assets of $614.9 billion and $384.4 billion, including QSPEs with assets amounting to $427.5 billion and $249.7 billion.

Global Investment Management uses SPEs to create investment opportunities for clients through mutual and money market funds, unit investment trusts, and hedge funds substantially all of which were not consolidated by the Company at December 31, 2003 and 2002. At December 31, 2003 and 2002, respectively, Global Investment Management was involved with SPEs with assets of $236.1 billion and $226.6 billion.

Proprietary Investment Activities invests in various funds as part of its activities on behalf of the Company and also uses SPEs in creating investment opportunities and alternative investment structures. At December 31, 2003 and 2002, respectively, Proprietary Investment Activities was involved with SPEs with assets of $56.4 billion and $65.2 billion.

VIEs with total assets of approximately $36.9 billion and $22.6 billion were consolidated at December 31, 2003 and 2002, respectively. Additional information on the Company's securitization activities and VIEs can be found in "Off-Balance Sheet Arrangements" on page 95 and in Note 12 to the Consolidated Financial Statements.

Argentina

The carrying value of assets and exposures to loss related to the Company's operations in Argentina represents management's estimates based on current economic, legal and political conditions. While these conditions continue to be closely monitored, they remain fluid, and future actions by the Argentine government or further deterioration of its economy could result in changes to those estimates.

The carrying values of certain assets, including the compensation note, government-guaranteed promissory notes (GPNs) and government Patriotic Bonds, are based on management's estimates of default, recovery rates and any collateral features. These instruments continue to be monitored and have been written down to represent management's estimate of their collectibility, which could change as economic conditions in Argentina either stabilize or worsen.

At December 31, 2003, the carrying values of the compensation notes, GPNs, and Patriotic Bonds were $233 million, $107 million, and $47 million, respectively.

Management continues to monitor the potential impact that government actions may have on the Company's pension and insurance businesses in Argentina. These actions may include redollarization of certain liabilities and forced exchanges of customer assets. At the present time, the potential impact of such actions cannot be determined and additional losses may be incurred in the future.

Legal Reserves

The Company is subject to legal, regulatory and other proceedings and claims arising from conduct in the ordinary course of business. These proceedings include actions brought against the Company in its various roles, including acting as a lender, underwriter, broker-dealer or investment advisor. Reserves are established for legal and regulatory claims based upon the probability and estimability of losses and to fairly present, in conjunction with the disclosures of these matters in the Company's financial statements and SEC filings, management's view of the Company's exposure. The Company reviews outstanding claims with internal as well as external counsel to assess probability and estimates of loss. The risk of loss is reassessed as new information becomes available and reserves are adjusted, as appropriate. The actual cost of resolving a claim may be substantially higher than the amount of the recorded reserve. See Note 29 to the Consolidated Financial Statements and the discussion of "Legal Proceedings" beginning on page 160.

ACCOUNTING CHANGES AND FUTURE APPLICATION OF ACCOUNTING STANDARDS

See Note 1 to the Consolidated Financial Statements for a discussion of Accounting Changes and the Future Application of Accounting Standards.

Pension expense was $101 million and $24 million for the U.S. plans and $158 million and $133 million for the foreign plans for the years ended December 31, 2003 and 2002, respectively. The Company contributed $500 million in cash to its U.S. pension plans and $279 million in cash to its foreign pension plans during 2003, and $500 million of Citigroup common stock to its U.S. pension plans and $695 million in cash to its foreign plans during 2002. Citigroup common stock comprised 6.45% and 7.87% of the U.S. plans' assets at December 31, 2003 and 2002, respectively. Subsequent to December 31, 2003, the Citigroup Pension Plan sold approximately $500 million of Citigroup common stock. All U.S.-qualified plans and the funded foreign plans are generally funded to the amounts of accumulated benefit obligations. Net pension expense for the year ended December 31, 2004 for the U.S. plans is expected to increase by approximately $145 million as a result of the amortization of unrecognized net actuarial losses, reflecting our use of the calculated value of assets, which is an averaging process that recognizes changes in the fair values of assets over a period of three years, lower discount rates, and a change to the 1994 mortality table. As the foreign pension plans all use the fair value of plan assets, their pension expense will be directly affected by the actual performance of the plans' assets. This paragraph contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 98.

Expected Rate of Return

Citigroup determines its assumptions for the expected rate of return on plan assets for its U.S. plans using a "building block" approach, which focuses on ranges of anticipated rates of return for each asset class. A weighted range of nominal rates is then determined based on target allocations to each asset class. Citigroup considers the expected rate of return to be a longer-term assessment of return expectations and does not anticipate changing this assumption annually unless there are significant changes in economic conditions. This contrasts with the selection of the discount rate, future compensation increase rate, and certain other assumptions, which are reconsidered annually in accordance with generally accepted accounting principles. The expected rate of return was 8.0% at December 31, 2003 and 2002, reflecting the performance of the equity markets. The expected rate of return was changed from 9.5% to 8.0% in September 2002 when plan assets were revalued in connection with the TPC spin-off. This change had the effect of increasing 2002 net pension expense by $45 million for the year ended December 31, 2002.

In calculating pension expense for the U.S. plans and in determining the expected rate of return, the Company uses the calculated value of assets. The plans' assets were allocated 54% to equities, 26% to fixed income, and 20% to real estate and other investments at December 31, 2003, and 58% to equities, 26% to fixed income, and 16% to real estate and other investments at December 31, 2002. The year-end allocations are within the plans' target ranges. For the year ended December 31, 2003, if the expected rate of return had been increased by 1%, net pension expense for the U.S. plans would have decreased by $88 million, and if the expected rate of return had been decreased by 1%, net pension expense would have increased by $88 million. For the year ended December 31, 2002, if the expected rate of return had been increased by 1%, net pension expense for the U.S. plans would have decreased by $85 million, and if the expected rate of return had been decreased by 1%, net pension expense would have increased by $85 million.

A similar approach has been taken in selecting the expected rates of return for Citigroup's foreign plans. The expected rate of return for each plan is based upon its expected asset allocation. Market performance over a number of earlier years is evaluated covering a wide range of economic conditions to determine whether there are sound reasons for projecting forward any past trends. The expected rates of return for the foreign plans ranged from 3.25% to 10.5% for 2003 compared with a range of 3.0% to 12.0% in 2002. The wide variation in these rates is a result of differing asset allocations in the plans as well as varying local economic conditions. For example, in certain countries, local law requires that all pension plan assets must be invested in fixed income investments, or in government funds, or in local country securities. Asset allocations for the foreign plans ranged from 100% fixed income investments to a combination of 91% equities and 9% fixed income and other investments at December 31, 2003, compared with an asset allocation range from 100% fixed income investments to a combination of 75% equities and 25% fixed income and other investments at December 31, 2002. For the year ended December 31, 2003, if the expected rate of return had been increased by 1%, net pension expense for the foreign plans would have decreased by $24 million; if the expected rate of return had been decreased by 1%, net pension expense would have increased by $24 million. For the year ended December 31, 2002, if the expected rate of return had been increased by 1%, net pension expense for the foreign plans would have decreased by $21 million; if the expected rate of return had been decreased by 1%, net pension expense would have increased by $21 million.

Discount Rate

The discount rate for the U.S. pension and postretirement plans is selected by reference to the Moody's Aa Long-Term Corporate Bond Yield. At December 31, 2003, the Moody's Aa Long-Term Corporate Bond Yield was 6.01% and the discount rate for both the pension and postretirement plans was set at 6.25%, while at December 31, 2002, the Moody's Aa Long-Term Corporate Bond Yield was 6.52% and the discount rate was set at 6.75%. For the year ended December 31, 2003, if the discount rate had been increased by 1%, net pension expense for the U.S. plans would have decreased by $52 million, and if the discount rate had been decreased by 1%, net pension expense would have increased by $120 million. For the year ended December 31, 2002, if the discount rate had been increased by 1%, net pension expense for the U.S. plans would have decreased by $5.0 million, and if the discount rate had been decreased by 1%, net pension expense would have increased by $70 million.

The discount rates for the foreign pension and postretirement plans are selected by reference to high-quality corporate bond rates in countries that have developed corporate bond markets. However, where developed corporate bond markets do not exist, the discount rates are selected by reference to local government bond rates with a premium added to reflect the additional risk for corporate bonds. At December 31, 2003, the discount rates for the foreign plans ranged from 2.0% to 10.0% compared with a range of 2.25% to 12.0% at December 31, 2002. For the year ended December 31, 2003, if the discount rates had been increased by 1%, net pension expense for the foreign plans would have decreased by $43 million; if the discount rates had been decreased by 1%, net pension expense would have increased by $53 million. For the year ended December 31, 2002, if the discount rates had been increased by 1%, net pension expense for the foreign plans would have decreased by $41 million; if the discount rates had been decreased by 1%, net pension expense would have increased by $46 million.

The following tables show the net income (loss) for Citigroup's businesses both on a product view and on a regional view:

CITIGROUP NET INCOME – PRODUCT VIEW

In millions of dollars	**2003**	2002(1)	2001(1)
Global Consumer			
Cards	**$ 3,631**	$ 3,081	$ 2,523
Consumer Finance	**1,928**	2,199	1,905
Retail Banking	**4,176**	3,031	2,444
Other	**(87)**	(59)	(59)
Total Global Consumer	**9,648**	8,252	6,813
Global Corporate and Investment Bank			
Capital Markets and Banking	**4,632**	3,995	3,917
Transaction Services	**770**	558	440
Other (2)	**(15)**	(1,394)	35
Total Global Corporate and Investment Bank	**5,387**	3,159	4,392
Private Client Services	**778**	799	877
Global Investment Management			
Life Insurance and Annuities	**751**	617	871
Private Bank	**551**	463	370
Asset Management	**394**	443	296
Total Global Investment Management	**1,696**	1,523	1,537
Proprietary Investment Activities	**230**	(229)	225
Corporate/Other	**114**	(56)	(615)
Income from Continuing Operations	**17,853**	13,448	13,229
Income from Discontinued Operations (3)	**—**	1,875	1,055
Cumulative Effect of Accounting Changes (4)	**—**	(47)	(158)
Total Net Income	**$17,853**	$15,276	$14,126

(1) Reclassified to conform to the 2003 presentation. See Note 4 to the Consolidated Financial Statements for assets by segment.
(2) 2002 includes a $1.3 billion after-tax charge related to the establishment of reserves for regulatory settlements and related civil litigation.
(3) On August 20, 2002, Citigroup completed the distribution to its stockholders of a majority portion of its remaining ownership interest in TPC. Following the distribution, Citigroup began accounting for TPC as discontinued operations. See Note 3 to the Consolidated Financial Statements.
(4) Accounting changes in 2002 of ($47) million include the adoption of the remaining provisions of SFAS 142. Accounting changes in 2001 of ($42) million and ($116) million include the adoption of SFAS 133 and EITF issue 99-20, respectively. See Note 1 to the Consolidated Financial Statements.

CITIGROUP NET INCOME – REGIONAL VIEW

In millions of dollars	**2003**	2002(1)	2001(1)
North America (excluding Mexico)			
Consumer	**$ 6,613**	$ 5,500	$ 4,692
Corporate (2)	**2,456**	974	1,933
Private Client Services	**778**	799	877
Investment Management	**1,303**	1,085	1,251
Total North America	**11,150**	8,358	8,753
Mexico (3)			
Consumer	**737**	521	(13)
Corporate	**431**	450	238
Investment Management	**284**	235	74
Total Mexico	**1,452**	1,206	299
Europe, Middle East and Africa (EMEA)			
Consumer	**749**	708	466
Corporate	**998**	857	933
Investment Management	**6**	22	36
Total EMEA	**1,753**	1,587	1,435
Japan			
Consumer	**521**	950	965
Corporate	**132**	96	96
Investment Management	**89**	56	33
Total Japan	**742**	1,102	1,094
Asia (excluding Japan)			
Consumer	**837**	718	641
Corporate	**767**	722	662
Investment Management	**163**	107	81
Total Asia	**1,767**	1,547	1,384
Latin America			
Consumer	**191**	(145)	62
Corporate	**603**	60	530
Investment Management	**(149)**	18	62
Total Latin America	**645**	(67)	654
Proprietary Investment Activities	**230**	(229)	225
Corporate/Other	**114**	(56)	(615)
Income from Continuing Operations	**17,853**	13,448	13,229
Income from Discontinued Operations (4)	**—**	1,875	1,055
Cumulative Effect of Accounting Changes (5)	**—**	(47)	(158)
Total Net Income	**$17,853**	$15,276	$14,126

(1) Reclassified to conform to the 2003 presentation.
(2) 2002 includes a $1.3 billion after-tax charge related to the establishment of reserves for regulatory settlements and related civil litigation.
(3) Mexico's results include the operations of Banamex from August 2001 forward.
(4) See Note 3 to the Consolidated Financial Statements.
(5) See Note 1 to the Consolidated Financial Statements.

SELECTED REVENUE AND EXPENSE ITEMS

Net interest revenue was $39.8 billion in 2003, up $2.1 billion or 6% from 2002, which was up $5.0 billion or 15% from 2001, reflecting the positive impact of a changing rate environment, business volume growth in most markets through organic growth combined with the impact of acquisitions during the year.

Total commissions, asset management and administration fees, and other fee revenues of $22.0 billion were up $1.6 billion or 8% in 2003, primarily reflecting improved global equity markets and continued strong investment banking results. Insurance premiums of $3.7 billion in 2003 were up 10% from year-ago levels and down $40 million in 2002 compared to 2001. The 2003 increase primarily represents higher business volumes and an increase in pension closeout sales compared to the prior year.

Principal transactions revenues of $5.1 billion increased $607 million or 13% from 2002, primarily reflecting higher fixed income trading results resulting from the low interest rate environment, partially offset by losses on credit derivatives resulting from tighter credit spreads. Realized gains/(losses) from sales of investments of $510 million in 2003 were up $995 million from 2002, which was down from $237 million from 2001. The increase from 2002 largely resulted from the absence of prior-year impairments relating to investments in the telecommunications and energy sectors. Other revenue of $6.3 billion in 2003 increased $533 million from 2002, which was up $1.3 billion from 2001. The 2003 increase primarily reflected higher securitization gains and activities and stronger Private Equity results. The 2002 increase includes the gain on the sale of 399 Park Avenue in the third quarter.

Operating Expenses

Operating expenses grew $1.9 billion or 5% to $39.2 billion in 2003, and increased $770 million or 2% from 2001 to 2002. Expense growth during 2003 included investments made relating to acquisitions during the year, increased spending on sales force, marketing and advertising and new business initiatives to support organic growth, higher pension and insurance expense, the cost of expensing options and higher deferred acquisition costs. The increase in 2002 included the charge for the establishment of reserves for regulatory settlements and related civil litigation, which was partially offset by lower compensation and benefits, expense rationalization initiatives, and a benefit of $610 million from the absence of goodwill and other indefinite-lived intangible asset amortizations.

Benefits, Claims, and Credit Losses

Benefits, claims, and credit losses were $11.9 billion, $13.5 billion and $10.3 billion in 2003, 2002 and 2001, respectively. The 2003 charge was down $1.5 billion from 2002, which was up $3.2 billion from 2001. Policyholder benefits and claims in 2003 increased $417 million or 12% from 2002, primarily as a result of one group pension close-out contract in *Life Insurance and Annuities*. The 2002 charge was down $42 million from 2001. The provision for credit losses decreased $1.9 billion or 19% from 2002 to $8.0 billion in 2003, reflecting improved credit quality in both consumer and corporate businesses partially offset by the impact of acquisitions. There was a $3.2 billion increase from 2002 to 2001 due to deteriorating credit quality in the corporate portfolio, increased bankruptcy filings, and deteriorating credit quality in selected consumer portions of the portfolios in Japan, Hong Kong and Argentina.

Global Consumer provisions for benefits, claims, and credit losses of $8.0 billion in 2003 were down $421 million or 5% from 2002, reflecting decreases in *Cards* and *Retail Banking*, partially offset by increases in *Consumer Finance*. Total net credit losses (excluding Commercial Markets) were $7.093 billion and the related loss ratio was 2.38% in 2003, as compared to $6.740 billion and 2.67% in 2002 and $5.334 billion and 2.36% in 2001. The consumer loan delinquency ratio (90 days or more past due) increased to 2.42% at December 31, 2003 from 2.40% at December 31, 2002 and decreased from 2.61% at December 31, 2001. See page 75 for a reconciliation of total consumer credit information.

The GCIB provision for credit losses of $732 million in 2003 decreased $1.5 billion or 68% from 2002, which increased $1.4 billion from 2001. The decrease reflects this year's improving credit environment contrasted with prior-year provisions for Argentina and exposures in the telecommunications and energy industries.

Corporate cash-basis loans at December 31, 2003, 2002 and 2001 were $3.419 billion, $3.995 billion, and $2.887 billion, respectively. The decrease in cash-basis loans from 2002 reflects improved credit quality, write-offs against previously established reserves, as well as repayments. Corporate cash-basis loans at December 31, 2002 increased $1.1 billion from December 31, 2001 primarily due to borrowers in the energy and telecommunications industries.

Income Taxes

The Company's effective tax rate of 31.1% in 2003 decreased 296 basis points, primarily representing benefits for not providing U.S. income taxes on the earnings of certain foreign subsidiaries that are indefinitely invested, a $200 million release of a tax reserve that had been held at the legacy Associates' businesses and was deemed to be in excess of expected tax liabilities, a $94 million release of a tax reserve in Japan related to a settlement with the authorities, and a $51 million benefit from adjustments to the separate account Dividends Received Deduction in Travelers Life and Annuity. The Company's effective tax rate was 34.1% in 2002 and 35.1% in 2001.

The net income line in the following business segment and operating unit discussions excludes the cumulative effect of accounting changes and income from discontinued operations. The cumulative effect of accounting changes and income from discontinued operations is disclosed within the Corporate/Other business segment. See Notes 1 and 4 to the Consolidated Financial Statements.

Certain amounts in prior years have been reclassified to conform to the current year's presentation. Business segment and product reclassifications include the reclassification of CitiCapital from Capital Markets and Banking *to* Retail Banking; *the reclassification of realized insurance investment gains/losses from Proprietary Investment Activities to* Life Insurance and Annuities *and* Consumer Finance; *the allocation of Citicorp Electronic Financial Services, Inc. from Other Consumer to Corporate/Other; and the reallocation of certain Treasury functions in Mexico from* Retail Banking *to* Capital Markets and Banking.

GLOBAL CONSUMER

Global Consumer—2003 Net Income
In billions of dollars



$6.813
$8.252
$9.648
2001
2002
2003

Global Consumer—2003 Net Income by Product*



Retail Banking 43%
Cards 37%
Consumer Finance 20%

*Excludes Other Consumer loss of $87 million

Global Consumer—2003 Net Income by Region



Latin America 2%
Asia 9%
Japan 5%
EMEA 8%
Mexico 8%
North America 68%

In millions of dollars	**2003**	2002	2001
Revenues, net of interest expense	**$41,195**	$37,964	$33,576
Operating expenses	**18,836**	16,743	16,128
Provisions for benefits, claims, and credit losses	**8,038**	8,459	6,714
Income before taxes and minority interest	**14,321**	12,762	10,734
Income taxes	**4,622**	4,470	3,894
Minority interest, after-tax	**51**	40	27
Net income	**$ 9,648**	$ 8,252	$ 6,813

Global Consumer reported net income of $9.648 billion in 2003, up $1.396 billion or 17% from 2002, driven by double-digit growth in *Retail Banking* and *Cards*, that was partially offset by a decline in *Consumer Finance*. *Retail Banking* net income increased $1.145 billion or 38% in 2003 primarily due to the impact of the Golden State Bancorp (GSB) acquisition and strong international growth including improvement in Argentina. *Cards* net income increased $550 million or 18% in 2003 mainly reflecting the addition of the Sears and Home Depot portfolios, growth in Citi Cards and Asia, and lower credit losses in Latin America. *Consumer Finance* net income decreased $271 million or 12% in 2003 primarily due to continued weakness in Japan, partially offset by growth in North America, including the acquisition of GSB, and in EMEA.

Net income in 2002 increased $1.439 billion or 21% from 2001, reflecting double-digit growth in all segments that was primarily driven by the impact of acquisitions and strong organic growth in North America, and was partially offset by losses due to the economic conditions in Argentina and the impact of higher net credit losses in *Consumer Finance* in Japan.

In November 2003, Citigroup completed the acquisition of Sears, which added $15.4 billion of private-label card receivables, $13.2 billion of bankcard receivables and 32 million accounts. In July 2003, Citigroup completed the acquisition of the Home Depot portfolio, which added $6 billion in receivables and 12 million accounts. In July 2003, Citigroup also acquired the remaining stake in Diners Club Europe, adding 1 million accounts and $0.6 billion of receivables. In November 2002, Citigroup completed the acquisition of GSB, which added $25 billion in deposits and $35 billion in loans, including $33 billion in *Retail Banking* and $2 billion in *Consumer Finance*. In February and May 2002, CitiFinancial Japan acquired the consumer finance businesses of Taihei Co., Ltd. (Taihei) and Marufuku Co., Ltd. (Marufuku), adding $1.1 billion in loans. In August 2001, Citicorp completed its acquisition of Banamex, adding approximately $20 billion in consumer deposits and $10 billion in loans, including $8 billion in *Retail Banking* and $2 billion in *Cards*. In July 2001, Citibanking North America completed the acquisition of European American Bank (EAB), adding $9 billion in deposits and $4 billion in loans. These business acquisitions were accounted for as purchases; therefore, their results are included in the Global Consumer results from the dates of acquisition.

Global Consumer has divested itself of several non-strategic businesses and portfolios as opportunities to exit became available. Certain divestitures include the sale of the $1.2 billion CitiCapital Fleet Services portfolio and $1.7 billion of credit card portfolios in 2003 as well as the 2002 sale of the $2.0 billion mortgage portfolio in Japan Retail Banking.

The table below shows net income by region for Global Consumer:

Global Consumer Net Income – Regional View

In millions of dollars	**2003**	2002	2001
North America (excluding Mexico)	**$6,613**	$5,500	$4,692
Mexico	**737**	521	(13)
EMEA	**749**	708	466
Japan	**521**	950	965
Asia (excluding Japan)	**837**	718	641
Latin America	**191**	(145)	62
Net income	**$9,648**	$8,252	$6,813

The increase in Global Consumer net income in 2003 reflected growth in all regions except Japan. North America (excluding Mexico) net income grew by 20%, reflecting the impact of acquisitions combined with organic revenue growth and improved credit. Net income in Mexico grew by 41%, driven by improved credit costs in *Retail Banking* and improved operating margins in *Cards*. Growth in Asia of $119 million or 17% was mainly due to increased investment product sales in *Retail Banking* and improved credit in *Cards*. The increase in Latin America was mainly due to improvements in Argentina, including lower losses related to customer liability settlements combined with the impact of changes in the level of the allowance for credit losses. Net income in EMEA increased $41 million or 6% as revenue growth driven by higher business volumes in all products was partially offset by investment spending, including repositioning costs. 2002 results included a $52 million gain from the disposition of an equity investment. Income in Japan declined by 45% reflecting the impact of portfolio contraction and lower spreads combined with increased credit losses in *Consumer Finance* and the absence of a prior-year gain on the sale of the mortgage portfolio in *Retail Banking*, partially offset by a $94 million release of a tax reserve resulting from a settlement with tax authorities recorded in the current year.

CARDS

In millions of dollars	**2003**	2002	2001
Revenues, net of interest expense	**$14,669**	$13,688	$11,978
Operating expenses	**6,227**	5,535	5,422
Provision for credit losses	**2,935**	3,410	2,593
Income before taxes and minority interest	**5,507**	4,743	3,963
Income taxes	**1,872**	1,660	1,440
Minority interest, after-tax	**4**	2	—
Net income	**$ 3,631**	$ 3,081	$ 2,523
Average assets *(in billions of dollars)*	**$ 70**	$ 63	$ 60
Return on assets	**5.19%**	4.89%	4.21%

Cards reported net income of $3.631 billion in 2003, up $550 million or 18% from 2002. North America Cards reported net income of $3.130 billion, up 16% over 2002, reflecting increased spreads and improved credit costs, as well as the Home Depot and Sears acquisitions. International Cards income increased by 33% over 2002 to $501 million in 2003, reflecting a lower provision for credit losses in Argentina and growth in Asia. Globally, 2002 net income of $3.081 billion was up $558 million or 22% from 2001, driven by revenue growth and expense management as well as the acquisition of Banamex in August 2001.

As shown in the following table, average managed loans grew 8% in 2003, reflecting growth of 7% in North America and 17% in International Cards. In North America, growth was led by Citi Cards where the additions of the Home Depot and Sears portfolios were partially offset by a decline in introductory promotional rate balances that was driven by a change in acquisition marketing strategies in the current year, as well as by the sale of $1.7 billion of non-strategic portfolios. The increase in International Cards reflected growth in Asia and EMEA, the addition of Diners Club Europe, and the benefit of strengthening currencies. Average managed loans grew 6% in 2002, reflecting growth in all regions except Latin America, where loans declined due to the negative impact of foreign currency translation and lower loan volumes in Argentina. Sales in 2003 were $291.1 billion, up 5% from 2002. North America sales were up 3% to $251.5 billion in 2003, as the impact of acquisitions and improved purchase sales were partially offset by the change in acquisition marketing strategies. International Cards sales grew 19%, reflecting growth in EMEA, Asia, and Japan, as well as the addition of Diners Club Europe. In 2002, sales were up 5% from 2001, reflecting growth in Citi Cards, EMEA and Asia combined with the impact of the events of September 11th on 2001 sales levels.

In billions of dollars	**2003**	2002	2001
Sales			
North America	**$251.5**	$244.9	$234.3
International	**39.6**	33.4	31.5
Total sales	**$291.1**	$278.3	$265.8
Average managed loans			
North America	**$118.0**	$110.2	$104.6
International	**12.5**	10.7	10.0
Total average managed loans	**$130.5**	$120.9	$114.6
Total on-balance sheet average loans	**$ 55.9**	$ 49.2	$ 46.2

Revenues, net of interest expense, of $14.669 billion in 2003 increased $981 million or 7% from 2002, reflecting growth in North America of $637 million or 6% and in International Cards of $344 million or 15%. Revenue growth in North America reflected the impact of acquisitions, net interest margin expansion, the benefit of increased purchase sales and cardholder services fees, and gains from the sale of non-strategic portfolios. Revenue growth in 2003 was partially offset by increased credit losses on securitized receivables, which are recorded as a reduction to other revenue after receivables are securitized. In 2003 and 2002, revenues included net gains of $342 million and $425 million, respectively, primarily as a result of changes in estimates related to the timing of revenue recognition on securitized portfolios. Revenue growth in International Cards was mainly driven by receivables and sales increases in Asia and EMEA, the addition of Diners Club Europe, as well as the net effect of foreign currency translation. In 2002, revenues increased $1.710 billion or 14% from 2001, primarily reflecting the impact of changes in estimates related to the timing of revenue recognition on securitized portfolios, the benefit of spread improvements and receivables growth, and the acquisition of Banamex.

Operating expenses of $6.227 billion in 2003 were $692 million or 13% higher than 2002, reflecting the impact of acquisitions and foreign currency translation and increased investment spending, including higher advertising and marketing expenditures, costs associated with expansion into Russia and China, and repositioning costs, mainly in EMEA and Latin America. In 2002, expenses increased 2% from 2001, reflecting the addition of Banamex and increased advertising and marketing costs in Citi Cards that were partially offset by disciplined expense management, including expense reduction initiatives in Diners Club N.A.

The provision for credit losses in 2003 was $2.935 billion compared to $3.410 billion in 2002 and $2.593 billion in 2001. The decrease in the provision for credit losses in 2003 was mainly due to an increase in the level of securitized receivables combined with credit improvements in North America and Latin America, including a $44 million reduction in the allowance for credit losses in Argentina due to improvement in credit experience and lower portfolio volumes. The decline in 2003 was partially offset by the impact of acquisitions. In 2002, the provision for credit losses included a $206 million addition to the allowance for credit losses established in accordance with FFIEC guidance related to past-due interest and late fees on the on-balance sheet credit card receivables in Citi Cards and a $109 million net provision for credit losses resulting from deteriorating credit in Argentina.

The securitization of credit card receivables is limited to the Citi Cards business within North America. At December 31, 2003, securitized credit card receivables were $76.1 billion, compared to $67.1 billion at December 31, 2002 and $67.0 billion at December 31, 2001. There were no credit card receivables held-for-sale at December 31, 2003, compared to $6.5 billion at December 31, 2002 and 2001. Because securitization changes Citigroup's role from that of a lender to that of a loan servicer, it removes the receivables from Citigroup's balance sheet and affects the amount of revenue and the manner in which revenue and the provision for credit losses are classified in the income statement. For securitized receivables and receivables held-for-sale, gains are recognized upon sale, and amounts that would otherwise be reported as net interest revenue, fee and commission revenue, and credit losses on loans are instead reported as fee and commission revenue (for servicing fees) and other revenue (for the remaining revenue, net of credit losses and the amortization of previously recognized securitization gains). Because credit losses are a component of these cash flows, revenues over the term of the transactions may vary depending upon the credit performance of the securitized receivables. However, Citigroup's exposure to credit losses on the securitized receivables is contractually limited to the cash flows from the receivables.

Including securitized receivables and receivables held-for-sale, managed net credit losses in 2003 were $7.694 billion with a related loss ratio of 5.90%, compared to $7.169 billion and 5.93% in 2002 and $6.048 billion and 5.28% in 2001. The decline in the ratio from the prior year was primarily driven by improvements in North America and the international markets, particularly in Hong Kong, Taiwan, and Argentina, partially offset by the addition of the Sears portfolio. Contributing to the improvement in North America was the addition of the Home Depot portfolio, which at acquisition was recorded at fair market value and represented $2.8 billion of average loans in the net credit loss calculation. The increase in the net credit loss ratio in 2002 compared to 2001 was primarily due to increases in Citi Cards, reflecting industry-wide trends in the U.S., combined with increases in Asia resulting from higher bankruptcy losses in Hong Kong. Loans delinquent 90 days or more were $3.392 billion or 2.14% at December 31, 2003, compared to $2.397 billion or 1.84% at December 31, 2002 and $2.386 billion or 1.97% at December 31, 2001. The increase in delinquent loans in 2003 was primarily attributable to the Sears and Home Depot acquisitions. A summary of delinquency and net credit loss experience related to the on-balance sheet loan portfolio is included in the table on page 76.

CONSUMER FINANCE

In millions of dollars	**2003**	2002	2001
Revenues, net of interest expense	**$10,003**	$9,807	$9,004
Operating expenses	**3,488**	3,114	3,444
Provisions for benefits, claims, and credit losses	**3,727**	3,294	2,564
Income before taxes	**2,788**	3,399	2,996
Income taxes	**860**	1,200	1,091
Net income	**$ 1,928**	$2,199	$1,905
Average assets *(in billions of dollars)*	**$ 105**	$ 96	$ 88
Return on assets	**1.84%**	2.29%	2.16%

Consumer Finance reported net income of $1.928 billion in 2003, down $271 million or 12% from 2002, principally reflecting a decline in International Consumer Finance resulting from continued weakness in Japan, which was partially offset by the acquisition of GSB in November of 2002 and a $94 million release of a tax reserve related to a settlement with tax authorities, which increased income in Japan. Net income of $2.199 billion in 2002 grew $294 million or 15% from 2001, primarily reflecting revenue growth and continued efficiencies resulting from the integration of Associates in North America, partially offset by higher net credit losses in the U.S. and Japan. Net income growth in 2002 also included after-tax benefits of $117 million due to the absence of goodwill and other indefinite-lived intangible asset amortization.

In billions of dollars	**2003**	2002	2001
Average loans			
Real estate-secured loans	**$52.1**	$48.0	$45.1
Personal	**22.5**	21.6	19.9
Auto	**11.1**	8.4	6.3
Sales finance and other	**5.0**	4.0	3.7
Total average loans	**$90.7**	$82.0	$75.0

As shown in the preceding table, average loans grew 11% in 2003 resulting from acquisitions, growth in real-estate-secured loans, the impact of funding auto loan volumes internally and strengthening currencies in the international markets. Growth in real-estate-secured loans mainly reflected the continued cross-selling of products through Primerica as well as portfolio acquisitions in North America and growth in the U.K. Average auto loans in 2003 increased $2.7 billion or 32% from 2002, primarily resulting from the addition of GSB auto loans in November of 2002, as well as a shift in funding policy to fund business volumes internally. In Japan, average loans of $12.1 billion declined 1% from 2002, as the benefit of foreign currency translation was more than offset by the impact of charge-offs, higher pay-downs, reduced loan demand and tighter underwriting standards. Average loans grew 9% in 2002 resulting from growth in real-estate-secured loans, an increase in auto loans in the U.S., and the acquisitions of Taihei and Marufuku in Japan.

As shown in the following table, the average net interest margin of 10.10% in 2003 declined 53 basis points from 2002, primarily reflecting compression in the international markets, particularly in Japan. In North America, the average net interest margin was 8.40% in 2003, declining 3 basis points from the prior year as the benefit of lower cost of funds was offset by lower yields, reflecting the lower interest rate environment and the continued shift to higher-quality credits. The average net interest margin for International Consumer Finance was 15.80% in 2003, declining 175 basis points from the prior year, primarily driven by Japan. The compression of net interest margin in Japan reflected a decline in higher-yielding personal loans combined with a change in the treatment of adjustments and refunds of interest and continued high levels of non-performing loans. Beginning in the second quarter of 2003, adjustments and refunds of interest charged to customer accounts are accounted for as a reduction of net interest margin whereas, in prior periods, such amounts were treated as credit costs. The net interest margin decline in Japan was offset, in part, by margin expansion in Europe, which was driven by lower cost of funds and higher yields. The average net interest margin of 10.63% in 2002 increased 24 basis points from 2001 as improved margins in North America were partially offset by compression in International Consumer Finance that was mainly due to strong growth in lower-risk real-estate-secured loans, which have lower yields.

	2003	2002	2001
Average net interest margin			
North America	**8.40%**	8.43%	8.11%
International	**15.80%**	17.55%	18.05%
Total	**10.10%**	10.63%	10.39%

Revenues, net of interest expense, of $10.003 billion in 2003 increased $196 million or 2% from 2002. The increase in revenue reflected growth of $490 million or 8% in North America, partially offset by a decline of $294 million or 8% in International Consumer Finance. Revenue growth in North America was primarily driven by growth in receivables, which included the addition of the GSB auto portfolio, partially offset by declines in insurance-related revenue. In International Consumer Finance, the decline in revenue was primarily due to lower volumes and spreads in Japan, which was partially offset by the timing of acquisitions in 2002, the net effect of foreign currency translation, and growth in Asia. Revenues of $9.807 billion in 2002 increased $803 million or 9% from 2001, reflecting the impact of acquisitions in North America and Japan combined with volume-related growth in North America and EMEA.

Operating expenses of $3.488 billion in 2003 increased $374 million or 12% from 2002, reflecting increases of $218 million or 12% in North America and $156 million or 13% in International Consumer Finance. The increase in operating expenses in North America was primarily due to increased volumes and the addition of the GSB auto portfolio, as well as increased staffing costs and collection and compliance expenses. The increase in operating expenses for International Consumer Finance reflected the impact of foreign currency translation, additional costs in Japan attributable to actions taken to restructure the business in response to the continued challenging business environment and the timing of acquisitions in the prior year, partially offset by expense savings from branch closings and headcount reductions in Japan. Operating expenses of $3.114 billion in 2002 decreased $330 million or 10% from 2001, mainly reflecting the benefits from the integration of Associates in the U.S., the absence of goodwill and other indefinite-lived intangible asset amortization, and the benefit of foreign currency translation.

The provisions for benefits, claims, and credit losses were $3.727 billion in 2003, up from $3.294 billion in 2002 and $2.564 billion in 2001, primarily reflecting increases in Japan due to deteriorating credit conditions, the timing of acquisitions, and the impact of foreign currency translation, partially offset by a decline in policyholder benefits and claims in North America. Net credit losses and the related loss ratio were $3.517 billion and 3.88% in 2003, up from $3.026 billion and 3.69% in 2002 and $2.246 billion and 2.99% in 2001. In North America, net credit losses were $2.059 billion and the related loss ratio was 2.94% in 2003, compared to $1.865 billion and 3.00% in 2002 and $1.527 billion and 2.65% in 2001. The decrease in the ratio in 2003 was mainly driven by improvements in the real-estate-secured and auto portfolios, which were partially offset by increased loss rates in the personal loan portfolio. The increases in net credit losses and the related loss ratio in 2002 were mainly due to increases in the personal and auto loan portfolios in the U.S. Net credit losses in International Consumer Finance were $1.458 billion and the related loss ratio was 7.02% in 2003, up from $1.161 billion and 5.88% in 2002 and $719 million and 4.14% in 2001, primarily due to increased bankruptcy and contractual losses in Japan. The 2003 net credit loss ratio for International Consumer Finance was reduced by 56 basis points as a result of the change in treatment of adjustments and refunds as discussed above.

Loans delinquent 90 days or more were $2.221 billion or 2.36% of loans at December 31, 2003, compared to $2.197 billion or 2.48% at December 31, 2002 and $2.269 billion or 2.92% at December 31, 2001. The decrease in the delinquency ratio in 2003 was primarily due to improvements in North America, partially offset by deterioration in Japan.

RETAIL BANKING

In millions of dollars	**2003**	2002	2001
Revenues, net of interest expense	**$16,405**	$14,181	$12,450
Operating expenses	**8,865**	7,702	6,946
Provisions for benefits, claims, and credit losses	**1,376**	1,755	1,645
Income before taxes and minority interest	**6,164**	4,724	3,859
Income taxes	**1,941**	1,655	1,388
Minority interest, after-tax	**47**	38	27
Net income	**$ 4,176**	$ 3,031	$ 2,444
Average assets *(in billions of dollars)*	**$ 232**	$ 187	$ 154
Return on assets	**1.80%**	1.62%	1.59%

Retail Banking reported net income of $4.176 billion in 2003, up $1.145 billion or 38% from 2002. The increase in *Retail Banking* reflected growth in both North America and International Retail Banking net income of $808 million or 39% and $337 million or 35%, respectively. Growth in North America was primarily due to the acquisition of GSB, strong growth in customer volumes including mortgage originations as well as loan and deposit balances, combined with improved credit costs in Mexico and CitiCapital. The increase in International Retail Banking income reflected improvements in Argentina and growth in EMEA and Asia, which more than offset the prior-year gain on sale of the mortgage portfolio in Japan. Net income of $3.031 billion in 2002 grew $587 billion or 24% from 2001, reflecting the impact of acquisitions, revenue growth in Citibanking North America and Consumer Assets, and growth in International Retail Banking across all regions except Latin America, which was impacted by economic weakness in Argentina.

In billions of dollars	**2003**	2002	2001
Average customer deposits			
North America	**$153.4**	$128.9	$ 68.3
International	**86.2**	78.8	78.0
Total average customer deposits	**$239.6**	$207.7	$146.3
Average loans			
North America	**$122.9**	$ 97.6	$ 84.4
International	**36.0**	34.3	34.2
Total average loans	**$158.9**	$131.9	$118.6

As shown in the preceding table, *Retail Banking* grew average customer deposits and average loans in 2003. The growth in North America average customer deposits and average loans of 19% and 26%, respectively, was largely driven by the acquisition of GSB. In addition, North America experienced customer deposit growth in Citibanking North America that was partially offset by the negative impact of foreign currency translation in Mexico. Average loan growth in North America also reflected higher mortgage and student loan balances in Consumer Assets that were partially offset by a decline in CitiCapital resulting from the liquidation of non-core portfolios, including the sale in 2003 of the $1.2 billion CitiCapital Fleet Services portfolio. International Retail Banking average customer deposits grew across all regions, except Latin America, and benefited from the impact of foreign currency translation. Average loans in International Retail Banking grew 5%

as the impact of foreign currency translation and growth in installment loans, primarily in Germany, partially offset a decline in mortgage loans in all regions. *Retail Banking* growth in average customer deposits and average loans in 2002 primarily reflected the timing of the Banamex and GSB acquisitions as well as organic growth in North America.

As shown in the following table, revenues, net of interest expense, of $16.405 billion in 2003 increased $2.224 billion or 16% from 2002. Revenues in North America grew $1.483 billion or 15%, primarily due to the acquisition of GSB and growth in Consumer Assets and in Primerica. Excluding the acquisition of GSB, growth in North America (excluding Mexico) was driven by the benefit of increased loan and deposit volumes, higher mortgage servicing and securitization income, and growth in fee revenues, which was partially offset by lower net funding and positioning spreads in Citibanking North America and the impact of the liquidation of non-core portfolios in CitiCapital. Revenue growth of $63 million or 3% in Primerica was driven by volume-related growth in insurance premiums and improved investment income. Revenues in Mexico declined $12 million or 1% as the negative impact of foreign currency translation and the net write-down of certain investments offset growth in deposit volumes and spreads. International Retail Banking revenues increased $741 million or 17%, reflecting growth across all regions except Japan, which declined due to a $65 million gain on sale of the $2.0 billion mortgage portfolio in the prior year. Excluding Japan, growth reflected the net effect of foreign currency translation, increased loan volumes in EMEA, mainly in Germany, and strong investment and insurance product sales in Asia. The revenue increase in Latin America reflected improvements in Argentina resulting from lower losses and the release of reserves related to customer deposit liabilities and a decline in government-mandated inflation indexed accruals. These improvements were partially offset by a benefit in the prior year related to a change in the allocation of re-denomination losses among products based on the pesification decree issued by the Argentine government in February 2002. Revenues of $14.181 billion in 2002 grew $1.731 billion or 14% from 2001, reflecting the timing of acquisitions in North America, organic growth in Citibanking North America, Consumer Assets, EMEA and Asia and was partially offset by the impact of events in Argentina.

In millions of dollars	**2003**	2002	2001
Revenues, net of interest expense			
Citibanking North America, Consumer Assets and CitiCapital	**$ 7,351**	$ 5,919	$ 5,258
Primerica Financial Services	**2,121**	2,058	2,055
Mexico	**1,836**	1,848	832
North America	**11,308**	9,825	8,145
EMEA	**2,450**	2,009	1,697
Japan	**448**	491	434
Asia	**1,679**	1,486	1,403
Latin America	**520**	370	771
International	**5,097**	4,356	4,305
Total revenues, net of interest expense	**$16,405**	$14,181	$12,450

Operating expenses of $8.865 billion in 2003 increased $1.163 billion or 15% from 2002, reflecting increases in North America and in International Retail Banking. In North America, the growth of $810 million or 15% was mainly driven by the addition of GSB and volume-related increases in Consumer Assets, as well as investments in technology. Expense growth in North America was reduced by the impact of foreign currency translation in Mexico. International Retail Banking expenses increased $353 million or 14%, reflecting the impact of foreign currency translation, higher sales commissions and increased investment spending, including costs associated with branch and sales-force expansion, higher advertising, investments in technology and repositioning costs in Latin America and EMEA. Operating expenses in 2002 were up $756 million or 11% compared to 2001, primarily reflecting the impact of acquisitions and other volume-related increases.

The provisions for benefits, claims, and credit losses were $1.376 billion in 2003, down from $1.755 billion in 2002 and $1.645 billion in 2001, reflecting a lower provision for credit losses. The decrease in the provision for credit losses in 2003 was mainly due to lower credit costs in Mexico, including a credit recovery of $64 million in 2003, and in CitiCapital, which benefited from the liquidation of non-core portfolios. The provision for credit losses in 2003 also included a $57 million net reduction in the allowance for credit losses in Argentina due to improvement in credit experience and lower portfolio volumes that was essentially offset by additions to the allowance for credit losses in Germany. In 2002, the provision for credit losses included a $108 million provision related to Argentina. The increase in the provisions in 2002 compared to 2001 was also due to the inclusion of a full year for Banamex, combined with the impact of loan growth and higher net credit losses. Net credit losses (excluding Commercial Markets) were $614 million and the related loss ratio was 0.52% in 2003, compared to $644 million and 0.71% in 2002 and $543 million and 0.68% in 2001. The decrease in net credit losses (excluding Commercial Markets) in 2003 was mainly due to improvements in Mexico, partially offset by higher write-downs of the Argentina compensation note that were written down against previously established reserves. Commercial Markets net credit losses were $462 million and the related loss ratio was 1.09% in 2003, compared to $712 million and 1.76% in 2002 and $823 million and 2.14% in 2001. The decline in Commercial Markets net credit losses was mainly due to improvement in CitiCapital and, in the 2003 comparison, a recovery in Mexico.

Loans delinquent 90 days or more (excluding Commercial Markets) were $3.802 billion or 3.07% of loans at December 31, 2003, compared to $3.647 billion or 3.18% at December 31, 2002 and $2.755 billion or 3.31% at December 31, 2001. The increase in delinquent loans in 2003 was primarily due to the impact of foreign currency translation combined with increases in Germany, and was partly offset by declines in Consumer Assets, Asia and Argentina. The increase in delinquent loans in 2002 was mainly in Consumer Assets and reflected the addition of GSB and a higher level of buybacks from GNMA pools where credit risk is maintained by government agencies.

Cash-basis loans in Commercial Markets were $1.350 billion or 3.38% of loans at December 31, 2003, compared to $1.299 billion or 2.90% at December 31, 2002 and $1.301 billion or 3.13% at December 31, 2001. The increase in cash-basis loans in 2003 primarily reflected increases in the vehicle leasing and transportation portfolios in CitiCapital and was offset in part by improvements and foreign currency translation in Mexico.

Average assets of $232 billion in 2003 increased $45 billion from 2002, which, in turn, increased $33 billion from 2001. The increases in 2003 and 2002 primarily reflected the impact of acquisitions combined with growth in loans.

OTHER CONSUMER

In millions of dollars	**2003**	2002	2001
Revenues, net of interest expense	**$ 118**	$ 288	$144
Operating expenses	**256**	392	316
Provisions for benefits, claims, and credit losses	**—**	—	(88)
Income before tax benefits	**(138)**	(104)	(84)
Income tax benefits	**(51)**	(45)	(25)
Net loss	**$ (87)**	$ (59)	$ (59)

Other Consumer—which includes certain treasury and other unallocated staff functions, global marketing and other programs—reported losses of $87 million, $59 million, and $59 million in 2003, 2002, and 2001, respectively. Included in the 2002 results was a $52 million after-tax gain resulting from the disposition of an equity investment in EMEA, a $25 million after-tax release of a reserve related to unused travelers checks in a non-core business, and gains from the sales of buildings in Asia. Excluding these items, the reduction in losses in 2003 was primarily due to prior-year legal costs in connection with settlements reached during 2002 and lower global marketing costs.

Revenues, expenses, and the provision for benefits, claims, and credit losses reflect offsets to certain line-item reclassifications reported in other Global Consumer operating segments.

GLOBAL CONSUMER OUTLOOK

Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 98.

During 2004, the Global Consumer businesses will continue to maintain a focus on tight expense control and productivity improvements. While the businesses will also focus on expanding the base of stable and recurring revenues and managing credit risk, revenue and credit performance will also be impacted by U.S. and global economic conditions, including the level of interest rates, bankruptcy filings and unemployment rates, as well as political policies and developments around the world. The Company remains diversified across a number of geographies, product groups, and customer segments and continues to monitor the economic situation in all of the countries in which it operates.

Cards—In 2003, *Cards* reported record income of $3.6 billion, an increase of 18% over 2002, while completing the acquisitions of the Home Depot, Sears, and Diners Club Europe portfolios and launching card offerings in both China and Russia. In 2004, *Cards* expects to deliver strong earnings growth as receivables continue to grow and credit losses continue to improve.

In 2004, Citi Cards expects continued income and receivables growth through the integration of Sears and Home Depot, an expanded private-label platform, new product launches, and organic growth. In Mexico, the Company will continue to leverage the expertise and experience of the global *Cards* franchise. International *Cards* is also expecting strong earnings growth in 2004 with a focus on expanding the revenue base through growth in sales, receivables, and accounts while continuing to invest in both new and existing markets.

Consumer Finance—In 2003, *Consumer Finance* reported income of $1.9 billion, a decrease of 12% from 2002, largely reflecting continued difficult business conditions in Japan. In 2004, *Consumer Finance* expects moderate income growth.

In North America, CitiFinancial expects to deliver income growth through growth in receivables and a continued focus on expense management combined with the integration of Washington Mutual Finance Corporation, which was acquired in January 2004 and added approximately $4.0 billion in assets. In the international markets, growth in 2004 will continue to be impacted by the challenging operating environment that persists in Japan. Net credit losses in Japan began to stabilize in the 2003 third quarter, and, in 2004, a more moderate level of bankruptcy filings and slightly improved economic conditions are expected. However, we also expect the consumer finance operations in Japan to continue to experience volume pressure as the business is repositioned. To mitigate the impact of the challenging environment, the business will continue to maintain its focus on operating efficiencies. In other international markets, important growth opportunities are anticipated as we continue to focus on gaining market share in both new and established markets including India, Poland, Romania, Italy, South Korea, and Thailand.

Retail Banking—In 2003, *Retail Banking* reported record income of $4.2 billion, an increase of 38% from 2002, reflecting the successful integration of GSB and core business improvements in all markets. In 2004, *Retail Banking* expects to deliver growth in core businesses driven by the benefits of investment spending, including the impact of repositioning businesses in Latin America and EMEA, and continuing to expand our footprint and penetration into select markets, such as the growing Hispanic banking market.

In 2004, Citibanking North America will continue to enhance the customer experience by emphasizing increased sales productivity in the financial centers, deeper customer relationships through cross-selling and wealth management initiatives, and further investments in technology that drive cost efficiencies and improve customer satisfaction. In Consumer Assets, CitiMortgage is expected to achieve growth by continuing to leverage Citigroup distribution channels while aligning the cost structure of the business to reflect lower mortgage origination volumes. The Student Loans business will continue to benefit from the strong Citi brand and best-in-class sales platforms and technology. Primerica expects to sustain momentum in recruiting and production volumes through focused product offerings, sales and product training programs, and continued dedication to its cross-selling relationships, while further developing its international presence. CitiCapital's focus on strategic segments and the continued liquidation of low-return portfolios are expected to deliver growth in 2004. The *Retail Banking* business in Mexico expects to drive growth through new loan, deposit, and investment products while continuing to improve operating margins. In the international markets, EMEA is expected to build upon the investments in both new and established markets and deliver strong results through a continued focus on distribution channels, product innovation, and customer support. In Asia and Japan, the businesses will continue to build on their strengths in developing customer relationships through investment product sales, deposit gathering, and branch lending. In Latin America, the business is building on repositioning initiatives that focus on strategic countries and markets while continuing to manage through the economic uncertainties in the region.

GLOBAL CORPORATE AND INVESTMENT BANK

Global Corporate and Investment Bank—2003 Net Income
In billions of dollars


$4.392
$3.159
$5.387
2001
2002
2003

Global Corporate and Investment Bank—2003 Net Income by Product*


Transaction Services 14%
Capital Markets and Banking 86%

*Excludes Other Corporate loss of $15 million

Global Corporate and Investment Bank—2003 Net Income by Region


EMEA 19%
Latin America 11%
Asia 14%
Japan 2%
Mexico 8%
North America 46%

In millions of dollars	**2003**	2002	2001
Revenues, net of interest expense	**$20,040**	$19,143	$19,550
Operating expenses	**11,455**	12,093	11,905
Provision for credit losses	**732**	2,255	844
Income before taxes and minority interest	**7,853**	4,795	6,801
Income taxes	**2,429**	1,611	2,383
Minority interest, after-tax	**37**	25	26
Net income	**$ 5,387**	$ 3,159	$ 4,392

Global Corporate and Investment Bank (GCIB) reported net income of $5.387 billion, $3.159 billion, and $4.392 billion in 2003, 2002, and 2001, respectively. The increase in 2003 net income reflects increases of $1.379 billion in Other Corporate, primarily reflecting the absence of a $1.3 billion after-tax charge in 2002 related to the establishment of reserves for regulatory settlements and related civil litigation, $637 million or 16% in *Capital Markets and Banking,* and $212 million or 38% in *Transaction Services*. The decrease in 2002 net income reflects a decrease of $1.429 billion in Other Corporate, offset by increases of $118 million or 27% in *Transaction Services* and $78 million or 2% in *Capital Markets and Banking*.

Capital Markets and Banking net income of $4.632 billion in 2003 increased $637 million or 16% compared to 2002, primarily reflecting a lower provision for credit losses, increases in Fixed Income and the absence of prior-year redenomination losses in Argentina, partially offset by mark-to-market losses on credit derivatives (which serve as an economic hedge for the loan portfolio) as credit spreads tightened. Net income of $3.995 billion in 2002 increased $78 million or 2% compared to 2001, reflecting lower Compensation and Benefits, increases in Sales and Trading and Fixed Income, mark-to-market gains on credit derivatives associated with the loan portfolio, 2001 restructuring charges of $121 million (after-tax), and the benefit from the absence of goodwill and other indefinite-lived intangible asset amortization. The increase was partially offset by a higher provision for credit losses, redenomination losses in Argentina, and lower business volumes in Investment Banking and Equities.

Transaction Services net income of $770 million in 2003 increased $212 million or 38% from 2002, primarily due to a lower provision for credit losses, the benefit of lower taxes due to the application of APB 23 indefinite investment criteria and business consolidation, as well as lower expenses resulting from expense control initiatives. *Transaction Services* net income of $558 million in 2002 increased $118 million or 27% from 2001, primarily due to the impact of expense control initiatives, higher business volumes and investment gains in Europe and Asia, partially offset by trade finance write-offs in Argentina.

The increase in Other Corporate in 2003 was primarily due to the absence of a $1.3 billion after-tax charge in 2002 related to the establishment of reserves for regulatory settlements and related civil litigation. The resulting decline in Other Corporate in 2002 was partially offset by a $52 million after-tax gain resulting from the disposition of a portion of an equity investment in EMEA.

The businesses of GCIB are significantly affected by the levels of activity in the global capital markets which, in turn, are influenced by macro-economic and political policies and developments, among other factors, in approximately 100 countries in which the businesses operate. Global economic and market events can have both positive and negative effects on the revenue performance of the businesses and can affect credit performance.

GCIB Net Income – Regional View

In millions of dollars	**2003**	2002	2001
North America (excluding Mexico)	**$2,456**	$ 974	$1,933
Mexico	**431**	450	238
EMEA	**998**	857	933
Japan	**132**	96	96
Asia (excluding Japan)	**767**	722	662
Latin America	**603**	60	530
Net income	**$5,387**	$3,159	$4,392

GCIB net income increased in 2003 primarily due to increases in North America (excluding Mexico), Latin America, and EMEA. North America (excluding Mexico) net income increased $1.482 billion, primarily due to the absence of a $1.3 billion after-tax charge in 2002 related to the establishment of reserves for regulatory settlements and related civil litigation. Additional increases in North America (excluding Mexico) resulted from a lower provision for credit losses and increases in Fixed Income, which were partially offset by mark-to-market losses in credit derivatives and lower deal volume. Latin America increased $543 million in 2003, primarily due to the absence of prior-year redenomination losses, provisions, and write-downs in Argentina. EMEA net income increased $141 million in 2003, primarily due to increases in Fixed Income, partially offset by a higher provision for credit losses associated with a single European counterparty.

CAPITAL MARKETS AND BANKING

In millions of dollars	**2003**	2002	2001
Revenues, net of interest expense	**$16,425**	$15,739	$16,153
Operating expenses	**8,910**	7,671	9,212
Provision for credit losses	**738**	2,046	823
Income before taxes and minority interest	**6,777**	6,022	6,118
Income taxes	**2,108**	2,003	2,183
Minority interest, after-tax	**37**	24	18
Net income	**$ 4,632**	$ 3,995	$ 3,917

Capital Markets and Banking reported net income of $4.632 billion in 2003 compared to $3.995 billion in 2002 and $3.917 billion in 2001. Net income increased $637 million or 16% during 2003, primarily due to a lower provision for credit losses, increases in Fixed Income, and the absence of prior-year redenomination losses in Argentina, partially offset by mark-to-market losses on credit derivatives as credit spreads tightened and declines in Sales and Trading (due to lower positioning gains). Net income of $3.995 billion in 2002 increased $78 million or 2% compared to 2001, reflecting lower compensation and benefits, increases in Sales and Trading and Fixed Income, mark-to-market gains on credit derivatives associated with the loan portfolio, 2001 restructuring charges of $121 million (after-tax), and the benefit from the absence of goodwill and other indefinite-lived intangible asset amortization. The increase was partially offset by a higher provision for credit losses, redenomination losses in Argentina, and lower business volumes in Investment Banking and Equities.

Revenues, net of interest expense, of $16.425 billion in 2003 increased $686 million or 4% from 2002. Revenue growth in 2003 was driven by increases in Fixed Income and the absence of prior-year redenomination losses and write-downs of sovereign securities in Argentina, partially offset by mark-to-market losses on credit derivatives as credit spreads tightened, declines in Sales and Trading, and lower business volumes in Equities. Fixed Income growth was primarily due to higher originations and trading as companies took advantage of the low interest rate environment. Revenues, net of interest expense, of $15.739 billion in 2002 decreased $414 million or 3% from 2001, primarily reflecting redenomination losses and write-downs of sovereign securities in Argentina and declines in Investment Banking and Equities, partially offset by growth in Sales and Trading and Fixed Income, mark-to-market gains on credit derivatives associated with the loan portfolio, a gain on sale of interests in certain European market exchanges, and the acquisition of Banamex.

Operating expenses were $8.910 billion in 2003 compared to $7.671 billion in 2002 and $9.212 billion in 2001. Operating expenses increased $1.239 billion or 16% in 2003 compared to 2002, primarily due to increased compensation and benefits, which is impacted by the revenue and credit performance of the business. The increase in 2003 also reflects costs associated with the repositioning of the Company's business in Latin America (primarily severance-related) and higher legal fees. Operating expenses decreased $1.541 billion or 17% in 2002 compared to 2001, primarily due to lower compensation and benefits, expense rationalization initiatives, a benefit from the absence of goodwill and other indefinite-lived intangible asset amortization of $69 million (pretax), and 2001 restructuring charges of $200 million (pretax), partially offset by severance-related charges. Compensation and benefits decreased, primarily reflecting lower incentive compensation, which is impacted by the revenue and credit performance of the business, and savings from restructuring actions initiated in 2001.

The provision for credit losses was $738 million in 2003 compared to $2.046 billion in 2002 and $823 million in 2001. The provision for credit losses decreased $1.308 billion in 2003, primarily due to the absence of prior-year provisions for Argentina and exposures in the energy and telecommunications industries, as well as reserve releases reflecting improved credit trends, partially offset by the provision of $338 million for credit losses related to exposure to a single European counterparty. The increase in 2002 primarily reflects higher provisions for exposures in the energy and telecommunications industries and in Argentina.

Cash-basis loans were $3.263 billion, $3.423 billion, and $2.423 billion at December 31, 2003, 2002, and 2001, respectively. The decrease in 2003 is primarily due to decreases to corporate borrowers in Argentina and New Zealand, as well as reductions in the telecommunications industry, partially offset by the reclassification of cash-basis loans ($248 million) in Mexico from *Transaction Services* to *Capital Markets and Banking* and increases in exposure to a single European counterparty and the energy industry. The increase in 2002 primarily reflects increases in the energy and telecommunications industries, as well as corporate borrowers in Argentina, Brazil, Thailand, and Australia.

TRANSACTION SERVICES

In millions of dollars	**2003**	2002	2001
Revenues, net of interest expense	**$3,627**	$3,620	$3,600
Operating expenses	**2,556**	2,583	2,874
Provision for credit losses	**(6)**	209	21
Income before taxes and minority interest	**1,077**	828	705
Income taxes	**307**	269	257
Minority interest, after-tax	**—**	1	8
Net income	**$ 770**	$ 558	$ 440

Transaction Services reported net income of $770 million in 2003, up $212 million or 38% from 2002, primarily due to a lower provision for credit losses, the benefit of lower taxes due to the application of APB 23 indefinite investment criteria, business consolidation, and lower expenses resulting from expense control initiatives. Net income of $558 million in 2002 increased $118 million or 27% from 2001, primarily due to the impact of expense control initiatives, higher business volumes and investment gains in Europe and Asia, partially offset by trade finance write-offs in Argentina.

As shown in the following table, average liability balances and assets under custody experienced growth in 2003 and 2002. Average liability balances of $99 billion, $85 billion and $77 billion in 2003, 2002, and 2001, respectively, primarily reflected growth in Europe and Asia. Assets under custody increased 25% to $6.4 trillion in 2003 and 6% to $5.1 trillion in 2002, primarily reflecting market appreciation and increases in customer volumes.

	2003	2002	2001
Liability balances *(average in billions)*	**$ 99**	$ 85	$ 77
Assets under custody *(EOP in trillions)*	**$6.4**	$5.1	$4.8

Revenues, net of interest expense, increased $7 million to $3.627 billion in 2003, due to increased business volumes reflected by higher liability balances, gains on the early termination of intracompany deposits (which were offset in *Capital Markets and Banking*), and a benefit from foreign exchange currency translation. The increase was partially offset by lower spreads reflecting the low interest rate environment in 2003 as well as price compression. Revenues, net of interest expense, were $3.620 billion in 2002, up $20 million or 1% from 2001, primarily reflecting higher business volumes, including the partial-year benefit of the Banamex acquisition, and investment gains in Europe and Asia, partially offset by spread compression.

Operating expenses decreased $27 million or 1% in 2003 to $2.556 billion from $2.583 billion in 2002, primarily reflecting expense control initiatives. The decrease in operating expenses in 2003 was partially offset by costs associated with the repositioning of the Company's business in Latin America, primarily severance-related, and investment spending related to higher business volumes and integration costs associated with new business relationships. Operating expenses of $2.583 billion in 2002 decreased $291 million or 10% from $2.874 billion in 2001, primarily reflecting expense control initiatives across all regions and operational efficiency improvements resulting from prior-year investments in technology initiatives.

The provision for credit losses was ($6) million, $209 million, and $21 million in 2003, 2002, and 2001, respectively. The provision for credit losses decreased by $215 million from 2002, primarily due to prior-year write-offs in Argentina and reserve releases reflecting improved credit trends. The reduction in credit costs was partially offset by 2003 provisions for selected borrowers in Brazil and a single European counterparty.

Cash-basis loans, which were primarily trade finance receivables, in the *Transaction Services* business were $156 million, $572 million, and $464 million at December 31, 2003, 2002, and 2001, respectively. Cash-basis loans decreased $416 million in 2003, primarily due to a reclassification of cash-basis loans ($248 million) in Mexico from *Transaction Services* to *Capital Markets and Banking*, along with charge-offs in Argentina and Poland. The increase in 2002 was primarily due to an increase in trade finance receivables in Argentina and Brazil.

OTHER CORPORATE

In millions of dollars	2003	2002	2001
Revenues, net of interest expense	**$(12)**	$ (216)	$(203)
Operating expenses	**(11)**	1,839	(181)
Loss before income taxes (benefits)	**(1)**	(2,055)	(22)
Income taxes (benefits)	**14**	(661)	(57)
Net income (loss)	**$(15)**	$(1,394)	$ 35

Other Corporate—which includes intra-GCIB segment eliminations, certain one-time non-recurring items, and tax amounts not allocated to GCIB products—reported a net loss of $15 million in 2003 compared to a net loss of $1.394 billion in 2002, primarily reflecting a $1.3 billion after-tax charge related to the establishment of reserves for regulatory settlements and related civil litigation. Net income of $35 million in 2001 was a result of gains on building sales in Asia and the release of a rent reserve in 2001 that was no longer required.

GLOBAL CORPORATE AND INVESTMENT BANK OUTLOOK

Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 98.

GCIB is significantly affected by the levels of activity in the global capital markets which, in turn, are influenced by macro-economic and political policies and developments, among other factors, in approximately 100 countries in which the businesses operate. Global economic and market events can have both positive and negative effects on the revenue and credit performance of the businesses.

Losses on corporate lending activities and the level of cash-basis loans can vary widely with respect to timing and amount, particularly within any narrowly-defined business or loan type.

Capital Markets and Banking in 2003 was driven by improving credit trends and strong growth in Fixed Income as corporations continued to take advantage of the low interest rate environment. In addition, the business continued to focus on expense reduction initiatives.

In 2004, focus will remain on expanding our market share positions and outperforming the industry, credit risk mitigation, and expense management. While initiatives will focus on expanding market share in priority countries through organic growth, revenue and credit performance are dependent upon the strength and stability of U.S. and global economic conditions. Net credit losses and cash-basis loans are expected to improve from 2003 levels, reflecting improving global economic conditions. Citigroup remains diversified across many geographies and industry groups. Citigroup continues to monitor the economic situation in emerging market countries closely and, where appropriate, adjusts exposures and pursues risk management initiatives.

Transaction Services was adversely impacted in 2003 by a low interest rate environment and heightened price compression, which were offset by improved credit trends and increased business volumes.

In 2004, the business will focus on realizing the benefit of key customer mandates, continuing expansion of market share, as well as interest rate risk management, continued credit improvement and expense control. While revenue performance depends on the interest rate environment and the sustained economy in the U.S. and global markets, the business will maintain focus on building business volumes and developing more effective spread management. Additionally, the business will continue to leverage Citigroup's global corporate relationship client base through cross-selling initiatives.

In millions of dollars	**2003**	2002	2001
Revenues, net of interest expense	**$5,827**	$5,830	$6,091
Operating expenses	**4,567**	4,555	4,711
Provision for credit losses	**1**	6	4
Income before taxes	**1,259**	1,269	1,376
Income taxes	**481**	470	499
Net income	**$ 778**	$ 799	$ 877

Private Client Services reported net income of $778 million in 2003 compared to $799 million in 2002 and $877 million in 2001. Private Client Services net income decreased $21 million or 3% during 2003, primarily due to a higher effective tax rate and increased legal, advertising, and marketing costs. Net income in 2002 declined $78 million or 9% compared to 2001, primarily due to lower asset-based fee revenue, a decline in net interest revenue on securities-based lending, and lower transaction volumes, which were partially offset by lower production-related compensation and the impact of continued expense control initiatives.

Revenues, net of interest expense, decreased $3 million in 2003 to $5.827 billion, primarily due to decreases in asset-based revenue, reflecting declines in fees from managed accounts and lower net interest revenue on security-based lending, partially offset by increased transactional revenue. The decrease in managed account revenue reflects a change in client asset mix during 2003. Revenues, net of interest expense, decreased $261 million or 4% in 2002 to $5.830 billion, primarily due to declines in fees from managed accounts, lower net interest revenue on security-based lending, and lower customer transaction volumes.

Total assets under fee-based management were $209 billion, $158 billion, and $185 billion as of December 31, 2003, 2002, and 2001, respectively. The increase in 2003 was primarily due to positive net flows and higher equity market values, while the decrease in 2002 primarily reflects a decline in market values. Total client assets, including assets under fee-based management of $1.068 trillion in 2003, increased $177 billion or 20% from $891 billion in 2002, which in turn decreased $76 billion from 2001. The increase in 2003 is primarily due to higher equity market values and positive net flows of $28 billion, while the decrease in 2002 primarily reflects market depreciation, partially offset by positive net flows of $34 billion. Balances in Smith Barney's Bank Deposit Program totaled $41 billion in 2003, which remained flat from 2002. Private Client Services had 12,207 financial consultants as of December 31, 2003, compared with 12,690 as of December 31, 2002 and 12,927 as of December 31, 2001. Annualized revenue per financial consultant of $471,000 in 2003 increased 3% from $456,000 in 2002, which in turn decreased 5% from $478,000 in 2001.

The following table details trends in total assets under fee-based management, total client assets and annualized revenue per financial consultant:

In billions of dollars	**2003**	2002	2001
Consulting group and internally managed accounts	**$ 137**	$106	$126
Financial consultant managed accounts	**72**	52	59
Total assets under fee-based management (1)	**209**	158	185
Private Client assets	**912**	762	848
Other investor assets within Citigroup Global Markets	**156**	129	119
Total Private Client assets (1)	**$1,068**	$891	$967
Annualized revenue per FC *(in thousands of dollars)*	**$ 471**	$456	$478

(1) Includes assets managed jointly with Citigroup *Asset Management.*

Operating expenses increased $12 million in 2003 to $4.567 billion from $4.555 billion in 2002, which in turn decreased $156 million or 3% from $4.711 billion in 2001. The increase in 2003 primarily reflects higher legal and advertising and marketing costs. The decrease in 2002 is mainly due to lower production-related compensation resulting from a decline in revenue combined with the impact of expense control initiatives.

PRIVATE CLIENT SERVICES OUTLOOK

Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 98. In 2003, Private Client Services delivered industry-leading profit margins primarily due to increased revenues reflecting higher client assets and trading volumes and expense management. However, federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund industry. There have been numerous proposals for legislative and regulatory reforms. It is difficult at this time to predict whether changes resulting from new laws and regulations will affect the industry or our investment advisory, financial planning and brokerage businesses, and, if so, to what degree.

In 2004, given expected improving market conditions, focus for Private Client Services will be on franchise growth through customer acquisition, selected recruiting of experienced Financial Consultants, and continued expansion of fee-based services. Improving market conditions should also increase transaction volumes and support revenue growth. In Global Equity Research, major initiatives include strategically expanding research coverage in targeted sectors, continuing expense management, as well as refining the scope and management structure of our global research platform.

GLOBAL INVESTMENT MANAGEMENT

**Global Investment Management—
2003 Net Income**
In billions of dollars



$1.537
$1.523
$1.696
2001
2002
2003

**Global Investment Management—
2003 Net Income by Product**



Asset Management 23%
Life Insurance and Annuities 45%
Private Bank 32%

**Global Investment Management—
2003 Net Income by Region***



Asia 9%
Japan 5%
Mexico 15%
North America 71%

*Excludes Latin America loss of $149 million and EMEA income of $6 million

In millions of dollars	**2003**	2002	2001
Revenues, net of interest expense	**$8,685**	$7,621	$7,845
Operating expenses	**3,119**	2,697	2,712
Provisions for benefits, claims, and credit losses	**3,173**	2,744	2,768
Income before taxes and minority interest	**2,393**	2,180	2,365
Income taxes	**685**	656	800
Minority interest, after-tax	**12**	1	28
Net income	**$1,696**	$1,523	$1,537

Global Investment Management reported net income of $1.696 billion in 2003, which was up $173 million or 11% from 2002. *Life Insurance and Annuities* net income of $751 million in 2003 increased $134 million compared to 2002, reflecting a $219 million or 39% increase in Travelers Life and Annuity (TLA) to $781 million, partially offset by a decrease of $85 million in International Insurance Manufacturing (IIM). The increase in TLA's income was primarily driven by higher net realized insurance investment portfolio gains of $236 million, higher business volumes, and lower taxes, partially offset by higher deferred acquisition cost (DAC) amortization and reduced investment yields. The IIM net loss of $30 million in 2003 represented a decrease in income of $85 million from 2002, driven by impairments of Argentina Government Promissory Notes (GPNs) of $114 million and the impact of certain liability restructuring actions taken in the Argentina voluntary annuity business of $20 million, partially offset by increases in Asia of $24 million and Mexico of $20 million. *Private Bank* net income of $551 million in 2003 was up $88 million or 19% from 2002, primarily reflecting increased investment management and capital markets activity, lending activity, and a lower provision for credit losses, partially offset by higher expenses, reflecting incentive compensation expense associated with higher revenues and higher other employee-related costs, and the impact of narrowing interest rate spreads. *Asset Management* net income of $394 million in 2003 was down $49 million or 11% from 2002, primarily reflecting the impact of impairments in Argentina and reduced fee revenues, partially offset by the cumulative impact of positive net flows and lower expenses.

Global Investment Management net income of $1.523 billion in 2002 decreased $14 million or 1% from 2001. *Life Insurance and Annuities* net income of $617 million in 2002 decreased $254 million or 29% from 2001, primarily related to higher net realized insurance investment portfolio losses and lower investment yields in 2002, partially offset by the impact of the Banamex acquisition and higher business volumes. *Private Bank* net income of $463 million in 2002 was up $93 million or 25% from 2001, reflecting increased client revenues, the impact of lower interest rates, and the benefit of lower taxes due to the application of APB 23 indefinite investment criteria, partially offset by increased expenses to expand front-end sales and servicing capabilities. *Asset Management* income of $443 million in 2002 was up $147 million or 50% from 2001, driven by the full-year impact of the Banamex acquisition, the cumulative impact of positive flows, and lower expenses including the absence of goodwill and indefinite-lived intangible asset amortization in 2002. These increases were partially offset by negative market action, the cumulative impact of outflows of U.S. Retail Money Market funds to the Smith Barney Bank Deposit Program, and declines in the Latin America retirement services businesses due to the 2002 economic conditions in Argentina.

The table below shows net income by region for Global Investment Management:

Global Investment Management Net Income – Regional View

In millions of dollars	**2003**	2002	2001
North America (excluding Mexico)	**$1,303**	$1,085	$1,251
Mexico	**284**	235	74
EMEA	**6**	22	36
Japan	**89**	56	33
Asia (excluding Japan)	**163**	107	81
Latin America	**(149)**	18	62
Net income	**$1,696**	$1,523	$1,537

Global Investment Management net income increased $173 million in 2003 from the prior year, primarily driven by increases in North America, Asia, Mexico, and Japan, partially offset by declines in Latin America and EMEA. North America net income of $1.303 billion in 2003 increased $218 million from 2002, resulting from higher *Life Insurance and Annuities* results of $224 million, primarily the result of improved net realized insurance investment portfolio gains/(losses) of $240 million. Asia net income of $163 million in 2003 increased $56 million from 2002, primarily driven by lower taxes due to the application of APB 23 indefinite investment criteria in *Life Insurance and Annuities,* as well as higher client trading and performance fee revenues in *Private Bank*. Mexico net income of $284 million in 2003 increased $49 million from 2002, primarily reflecting an increase of $20 million in *Life Insurance and Annuities* (higher business volumes and the impact of a lower tax rate), an increase of $20 million in *Private Bank* (higher client trading revenues), and an increase of $9 million in *Asset Management* (higher business volumes and the impact of a lower tax rate). Japan net income in 2003 of $89 million increased $33 million from 2002, primarily related to increased client trading and lending activity in *Private Bank*. Latin America net loss of $149 million in 2003 represented a decrease in income of $167 million from 2002, reflecting actions taken in Argentina in *Life Insurance and Annuities* and *Asset Management* in 2003. EMEA net income of $6 million in 2003 decreased $16 million from 2002, primarily due to higher employee-related expenses including severance in *Private Bank*.

LIFE INSURANCE AND ANNUITIES

In millions of dollars	**2003**	2002	2001
Revenues, net of interest expense	**$4,948**	$4,076	$4,431
Provision for benefits and claims	**3,162**	2,726	2,745
Operating expenses	**788**	501	395
Income before taxes and minority interest	**998**	849	1,291
Income taxes	**247**	232	410
Minority interest, after-tax	**—**	—	10
Net income	**$ 751**	$ 617	$ 871

Life Insurance and Annuities comprises Travelers Life and Annuity (TLA) and International Insurance Manufacturing (IIM).

Life Insurance and Annuities reported net income of $751 million in 2003, a $134 million or 22% increase from $617 million in 2002. The $134 million increase was driven by a $219 million increase in TLA, partially offset by an $85 million decrease in IIM. The $134 million increase reflects lower net realized insurance investment portfolio losses of $187 million, higher business volumes, and the impact of lower taxes. These increases were partially offset by certain asset impairments and other actions taken in Argentina, an increase in benefits and claims related to business volume growth, an increase in operating expenses driven by higher deferred acquisition cost (DAC) amortization, and the impact of lower retained investment margins. Net income in 2002 of $617 million decreased $254 million or 29% from $871 million in 2001, driven by a decrease of $291 million in TLA, partially offset by an increase in IIM of $37 million. The $254 million decrease from 2001 primarily related to net realized insurance investment portfolio losses of $219 million in 2002 compared with net realized insurance investment portfolio gains of $35 million in 2001 and lower investment yields in 2002, partially offset by the impact of the Banamex acquisition and higher business volumes.

TLA's net income was $781 million in 2003 as compared to $562 million in 2002, an increase of $219 million. The $219 million increase primarily resulted from higher net realized insurance investment portfolio gains of $236 million, largely resulting from the absence of prior-year impairments relating to investments in WorldCom Inc. and the energy sector. The 2003 results included a decline of $17 million, which resulted from increased DAC amortization and reduced investment yields, partially offset by higher business volumes and fee revenues, and higher tax benefits related to adjustments to the separate account Dividends Received Deduction of $51 million. TLA's 2002 net income decreased $291 million to $562 million from $853 million in 2001. The decline was primarily driven by higher net realized insurance investment portfolio losses in 2002 of $249 million and decreased retained investment margins as a result of lower fixed income investment earnings and declining equity markets, partially offset by strong volumes in the group annuity and individual life insurance businesses.

The following table shows the major invested asset balances by type as of December 31, and the associated net investment income and yields for the years ending December 31:

In millions of dollars	**2003**	2002	2001
Fixed maturities	**$40,596**	$35,290	$30,044
Equity investments	**2,371**	2,065	1,959
Real estate	**2,242**	2,411	2,594
Total invested assets	**$45,209**	$39,766	$34,597
Net investment income	**$ 2,637**	$ 2,570	$ 2,571
Investment yield	**6.48%**	7.02%	8.08%

TLA's NII of $2.637 billion in 2003 increased $67 million or 3% over 2002 despite overall rate deterioration, and was driven by increased volumes resulting from the $5.443 billion increase in the invested asset base, as well as risk arbitrage activity. The rate deterioration was driven by lower fixed income yields, which suffered from the lower interest rate environment and prior-year credit issues. Net investment income in 2002 was flat compared to 2001, with the rate deterioration largely offsetting higher business volumes. During 2002, fixed maturities suffered from the lower rate environment and credit issues, while lower equity investment returns were largely offset by growth in real estate income. Real estate is primarily comprised of mortgage loan investments and real estate joint ventures, which performed well in 2002 with notable commercial sales.

The amortization of capitalized DAC is a significant component of TLA expenses. TLA's recording of DAC varies based upon product type. DAC for deferred annuities, both fixed and variable, and payout annuities employs a level yield methodology as per SFAS 91. DAC for universal life (UL) and COLI are amortized in relation to estimated gross profits as per SFAS 97, and traditional life and health insurance products are amortized in relation to anticipated premiums as per SFAS 60. The following is a roll forward of capitalized DAC by type:

In millions of dollars	Deferred and payout annuities	UL and COLI	Other	Total
Balance Jan. 1, 2002	$1,175	$441	$106	$1,722
Deferred expenses and other	352	175	26	553
Amortization expense	(147)	(24)	(20)	(191)
Underlying lapse and interest rates adjustment	22	—	—	22
Amortization related to SFAS 91 reassessment	(11)	—	—	(11)
Balance Dec. 31, 2002	1,391	592	112	2,095
Deferred expenses and other	343	222	23	588
Amortization expense	(220)	(35)	(20)	(275)
Balance Dec. 31, 2003	**$1,514**	**$779**	**$115**	**$2,408**

DAC capitalization increased 6% during 2003, driven by the increase in UL and COLI, which was consistent with the increase in premiums and deposits for those lines of business. The increase in amortization expense in 2003 was primarily driven by deferred annuities. During the first quarter of 2002, there was a one-time decrease in deferred annuity DAC amortization of $22 million due to changes in underlying lapse and interest rate assumptions. In contrast to equity market performance differences, these adjustments are to be treated retrospectively as per SFAS 91 by adjusting the DAC asset through amortization expense and employing the new assumptions prospectively. In the fourth quarter of 2002, TLA increased its deferred annuities DAC amortization by $11 million due to a significant decline in its individual annuity account balances and benefit reserves, largely resulting from negative market action of $3.7 billion. Under SFAS 91, variances in expected versus actual market returns are treated prospectively, resulting in a new amortization pattern over the remaining estimated life of the business. The new amortization pattern was the primary driver of the increase in DAC amortization expense in 2003. The 2003 UL and COLI amortization also increased 46% over 2002, primarily due to volume growth.

IIM's net loss of $30 million in 2003 represented a decrease in income of $85 million from net income of $55 million in 2002, primarily resulting from a decrease in Latin America of $140 million, partially offset by increases in Asia of $24 million and in Mexico of $20 million. The $140 million decrease in Latin America was primarily driven by impairments of GPNs of $114 million and the impact of certain liability restructuring actions taken in the Argentina voluntary annuity business of $20 million. The GPN impairment was the result of an Argentine government decree, which required the mandatory exchange (the Exchange) of existing GPNs to Argentine government bonds denominated in U.S. dollars. Upon the Exchange, the assets were considered impaired and written down to fair market value based on prevailing market prices on the decree date. Certain GPNs, which were held in general accounts, were considered impaired through recognition as an insurance investment portfolio loss ($56 million). The impact of these items on the 2003 decline in income was partially offset by an Amparos charge recorded by the Company in 2002 relating to Siembra's voluntary annuity business in the amount of $21 million. See "Impact from Argentina's Economic Changes" and "Argentina" on pages 41 and 47, respectively, for a further discussion of these actions. The $24 million increase in Asia was driven by the benefit of lower taxes due to the application of APB 23 indefinite investment criteria, while the $20 million increase in Mexico was the result of higher business volumes and the impact of a lower tax rate.

IIM's net income of $55 million in 2002 was an increase of $37 million over 2001, primarily reflecting a $26 million increase in Mexico due to the full-year impact of the Banamex acquisition, a $13 million increase in Asia and a $10 million increase in Latin America, partially offset by lower results in Japan and EMEA. The increase in Asia primarily represents increased investment income and business volume growth. The increase in Latin America primarily represents lower benefits and claims expense due to 2001 changes in Argentine regulations, foreign exchange gains on U.S. dollar-denominated investments, write-downs of Argentine GPNs in 2001, and the net impact of the Amparos and other reserve activity. The 2001 fourth quarter included a net charge for the write-down of Argentine GPNs held in the Siembra insurance companies, which were held in support of existing contractholders' liabilities. The decline in Japan and EMEA earnings primarily resulted from start-up operations in these regions.

Travelers Life and Annuity

The majority of the annuity business and a substantial portion of the life business written by TLA are accounted for as investment contracts, such that the premiums are considered deposits and are not included in revenues. Combined net written premiums and deposits is a non-GAAP financial measure that management uses to measure business volumes, and may not be comparable to similarly captioned measurements used by other life insurance companies.

The following table shows combined net written premiums and deposits, which is a non-GAAP financial measure, by product line, for the three years ended December 31:

In millions of dollars	2003	2002	2001
Individual annuities			
Fixed	**$ 544**	$ 1,294	$ 1,148
Variable	**4,002**	4,081	4,972
Individual payout	**56**	58	59
Total individual annuities (1)	**4,602**	5,433	6,179
GICs and other group annuities (2)	**7,402**	6,292	7,068
Individual life insurance			
Direct periodic premiums and deposits	**826**	771	652
Single premium deposits	**405**	285	208
Reinsurance	**(139)**	(113)	(96)
Total individual life insurance (3)	**1,092**	943	764
Total	**$13,096**	$12,668	$14,011

(1) Includes $4.6 billion, $5.4 billion and $6.2 billion of deposits in 2003, 2002 and 2001, respectively.
(2) Includes $6.5 billion, $5.7 billion and $6.3 billion of deposits in 2003, 2002 and 2001, respectively.
(3) Includes $1.0 billion, $0.8 billion and $0.7 billion of deposits in 2003, 2002 and 2001, respectively.

Individual annuity net written premiums and deposits decreased 15% to $4.602 billion in 2003 from $5.433 billion in 2002, primarily driven by a 58% decline in fixed annuity sales due to competitive pressures and current market perception of fixed rate policies. Variable annuity sales declined slightly in 2003, primarily driven by the continuation in the first half of 2003 of the weak equity market conditions from 2002. The sales decline in the first half of the year was partially offset by an increase in sales in the second half of the year as equity market conditions improved. Net written premiums and deposits decreased 12% in 2002 to $5.433 billion from $6.179 billion in 2001. The decrease was driven by a decline in variable annuity sales due to declining equity market conditions, but was partially offset by strong fixed annuity sales increases over the prior-year period.

Individual annuity account balances and benefit reserves were $33.8 billion at December 31, 2003, up from $28.4 billion at December 31, 2002 and $30.0 billion at December 31, 2001. The $5.4 billion or 19% increase in 2003 from 2002 was driven by $4.1 billion in market appreciation of variable annuity investments subsequent to December 31, 2002 and $1.3 billion of net sales from good in-force policy retention. The $1.6 billion or 5% decline in account balances and benefit reserves in 2002 from 2001 was due to a $3.7 billion decrease in market values of variable annuities subsequent to December 31, 2001, partially offset by $2.2 billion in net sales from strong in-force policy retention.

Group annuity net written premiums and deposits (excluding the Company's employee pension plan deposits) grew $1.1 billion to $7.402 billion in 2003. This 18% increase reflects higher variable and fixed rate Guaranteed Investment Contract (GIC) sales, including $1.0 billion in fixed GIC sales to one customer. This increase was also driven by group payout annuity sales, which increased $396 million or 54%, primarily related to several large pension close-out contracts and a $106 million or 21% increase in structured settlement deposits. In 2002, net written premiums and deposits decreased $776 million from 2001, reflecting lower fixed GIC and large case employer pension sales. The decline in fixed GIC net written premiums and deposits reflects lower European Medium Term Note sales due to market conditions in 2002. Group Annuity account balances and benefit reserves were $25.2 billion at December 31, 2003, $22.3 billion at December 31, 2002, and $21.0 billion at December 31, 2001, reflecting the continued strong GIC and employer sponsored payout sales.

Net written premiums and deposits for the individual life insurance business were $1.092 billion in 2003, a 16% increase over 2002. This increase was driven by a 42% increase in single premium sales and a 7% increase in periodic premium sales, primarily from new sales by the independent agent and high-end estate planning channels, partially offset by a 43% decrease in COLI sales. Net written premiums and deposits of $943 million in 2002 increased 23% over 2001, primarily driven by increased independent agent and high-end estate planning sales and COLI sales. Life insurance in force was $89.3 billion, $82.0 billion, and $75.0 billion at December 31, 2003, 2002, and 2001, respectively.

PRIVATE BANK

In millions of dollars	**2003**	2002	2001
Revenues, net of interest expense	**$1,995**	$1,704	$1,545
Operating expenses	**1,183**	1,007	946
Provision for credit losses	**11**	18	23
Income before taxes	**801**	679	576
Income taxes	**250**	216	206
Net income	**$ 551**	$ 463	$ 370
Average assets *(in billions of dollars)*	**$ 38**	$ 29	$ 26
Return on assets	**1.45%**	1.60%	1.42%
Client business volumes under management *(in billions of dollars)*	**$ 195**	$ 170	$ 159

Private Bank reported net income of $551 million in 2003, up $88 million or 19% from 2002, primarily reflecting increased investment management and capital markets activity, lending activity, and a lower provision for credit losses, partially offset by higher expenses, reflecting incentive compensation expense associated with higher revenues and higher other employee-related costs, and the impact of narrowing interest rate spreads. Net income of $463 million in 2002 was up $93 million or 25% from 2001, primarily reflecting increased client revenues, the impact of lower interest rates, and the benefit of lower taxes due to the application of APB 23 indefinite investment criteria, partially offset by increased expenses to expand front-end-sales and-servicing capabilities.

Client business volumes under management, which include custody accounts, assets under fee-based management, deposits, and loans, were $195 billion at the end of the year, up 15% from $170 billion in 2002, reflecting increases in other (principally custody) accounts of $12 billion, banking and fiduciary deposits of $7 billion, loans of $4 billion, and assets under fee-based management of $2 billion. Regionally, the increase primarily reflected growth in Asia of $8 billion, EMEA of $6 billion, and North America (including Mexico) of $6 billion. The regional disclosures contained herein are aligned with the Citigroup management structure and therefore the business in Mexico is reflected in the results of North America and is excluded from Latin America.

Revenues, net of interest expense, were $1.995 billion in 2003, up $291 million or 17% from 2002, primarily driven by revenue increases from investment management and capital markets activity, lending and banking activities, partially offset by the impact of a narrowing of interest rate spreads. Investment management and capital markets activity includes client trading, management, performance and placement fees, and investment product fees. On a regional basis, the 2003 increase also reflected continued favorable trends in North America (including Mexico), up $103 million or 14% from 2002, primarily in lending, banking, and client trading activity. International revenues increased $188 million or 20% from 2002, primarily due to growth in Asia of $86 million or 28% (client trading and performance fees), Japan of $68 million or 34% (client trading and lending, primarily consisting of commercial real estate), Latin America of $27 million or 15% (client trading and management, placement and performance fees), and EMEA of $7 million or 3% (client trading and performance fees). Revenues, net of interest expense, were $1.704 billion in 2002, up $159 million or 10% from 2001, primarily driven by higher investment management and capital markets activity, increased lending activity and the benefit of lower interest rates. The 2002 increase also reflected increases in North America (including Mexico) of $133 million or 21% (lending and client trading activity), Japan of $44 million or 29% (client trading), and Asia of $18 million or 6% (client trading and lending, offset by absence of 2001 performance and placement fees), partially offset by declines in Latin America and EMEA.

Operating expenses of $1.183 billion in 2003 were up $176 million or 17% from 2002, primarily reflecting increased incentive compensation associated with higher revenues, higher other employee-related costs including severance, and increased salary and benefits costs due to a change in employee mix of front-end sales staff. The increase in employee-related expenses included costs relating to incremental repositioning efforts of $15 million, primarily related to EMEA. The increased expenses in North America (including Mexico) reflect the increased revenues in the region, with expenses up $43 million or 12% from 2002, driven by higher incentive compensation and the impact of the inclusion of Banamex into *Private Bank* results beginning in August 2002. International expenses increased $133 million or 20% from 2002, primarily due to higher employee-related costs, including incentive compensation, in Asia and Japan and higher severance costs in EMEA. The $133 million increase in operating expenses internationally was driven by increases in Asia of $50 million or 28%, EMEA of $43 million or 19%, Japan of $29 million or 26%, and Latin America of $11 million or 8%. Operating expenses were $1.007 billion in 2002, up $61 million or 6% from 2001, primarily reflecting higher levels of employee-related expenses, including increased front-end sales and servicing capabilities, and investment spending in technology.

The provision for credit losses was $11 million in 2003, down $7 million or 39% from 2002, primarily reflecting an improvement in credit experience in North America (including Mexico) and Asia, partially offset by higher net write-offs in Japan and Asia. The provision for credit losses was $18 million in 2002, down $5 million or 22% from 2001, primarily reflecting lower write-offs in North America and Japan and an improvement in credit experience in Asia, partially offset by higher write-offs in EMEA. Net credit losses in 2003 remained at a nominal level of 0.05% of average loans outstanding, compared with 0.05% in 2002 and 0.06% in 2001. Loans 90 days or more past due at year-end 2003 were $121 million or 0.35% of total loans outstanding, compared with $174 million or 0.56% at the end of 2002.

Average assets of $38 billion in 2003 increased $9 billion or 31% from $29 billion in 2002, which in turn increased $3 billion or 12% from $26 billion in 2001. The increase from the prior-year period was primarily related to increased lending activity (higher margin lending, mortgage financing and refinancing activity, and tailored loans) and the consolidation of a previously unconsolidated entity due to changes in the contractual relationship with this entity. The increase in 2002 was primarily related to increased lending activity (higher real-estate-secured and tailored loans).

ASSET MANAGEMENT

In millions of dollars	**2003**	2002	2001
Revenues, net of interest expense	**$1,742**	$1,841	$1,869
Operating expenses	**1,148**	1,189	1,371
Income before taxes and minority interest	**594**	652	498
Income taxes	**188**	208	184
Minority interest, after-tax	**12**	1	18
Net income	**$ 394**	$ 443	$ 296
Assets under management *(in billions of dollars)* (1)(2)	**$ 521**	$ 463	$ 438

(1) Includes $33 billion, $31 billion, and $31 billion in 2003, 2002, and 2001, respectively, for *Private Bank* clients.
(2) Includes $39 billion and $35 billion in 2003 and 2002, respectively, of TPC assets, which *Asset Management* manages on a third-party basis following the spin-off.

Asset Management includes the businesses of Citigroup Asset Management (CAM), Citigroup Alternative Investments (CAI) Institutional business, Banamex asset management and retirement services businesses, and Citigroup's other retirement services businesses in North America and Latin America.

Asset Management reported net income of $394 million in 2003 which was down $49 million or 11% compared to 2002, primarily reflecting lower results in the Latin America Retirement Services (LARS) businesses of $50 million, reduced fee revenues in CAM due to changes in product mix and revenue sharing agreements with internal Citigroup distributors, and the cumulative impact of outflows of U.S. Retail Money Market Funds. Partially offsetting these declines were the cumulative impact of positive net flows and lower expenses. The $50 million decline in LARS from 2002 primarily reflected 2003 impairments of a Deferred Acquisition Cost (DAC) asset relating to the retirement services business in Argentina of $42 million and of Argentine GPNs of $9 million relating to the Exchange, as well as the impact of increased insurance costs on earned fees. See "Impact from Argentina's Economic Changes" and "Argentina" on pages 41 and 47, respectively, for a further discussion of these actions. Additional items impacting LARS was a loss incurred on the sale of an El Salvador retirement services business of $10 million, partially offset by the impact of less severe economic conditions in Argentina. Net income of $443 million in 2002 was up $147 million or 50% compared to 2001, primarily reflecting the full-year impact of the Banamex acquisition of $121 million, the cumulative impact of positive flows, and lower expenses, partially offset by negative market action, the cumulative impact of outflows of U.S. Retail Money Market Funds to the Smith Barney (SB) Bank Deposit Program, and declines in the Latin America retirement services businesses due to the economic crisis in Argentina in 2002.

The following table is a roll forward of assets under management by business as of December 31:

Assets Under Management

In billions of dollars	**2003**	2002
Retail and Private Bank		
Balance, beginning of year	**$205**	$237
Net flows excluding U.S. Retail Money Market funds	**5**	11
U.S. Retail Money Market fund flows	**(4)**	(13)
Market action/other	**25**	(30)
Balance, end of year	**231**	205
Institutional		
Balance, beginning of year	**164**	143
Long-term product flows	**9**	11
Liquidity flows	**(2)**	13
Net flows	**7**	24
Market action/other	**14**	(3)
Balance, end of year	**185**	164
Retirement Services	**12**	11
Other (1)	**93**	83
Total assets under management	**$521**	$463

(1) Includes CAI Institutional alternative investment AUMs and TPC AUMs.

Assets under management (AUMs) rose to $521 billion as of December 31, 2003, up $58 billion or 13% from $463 billion in 2002, primarily reflecting positive market action/other of $39 billion, which includes the impact of FX, net flows excluding U.S. Retail Money Market funds of $12 billion, and increases in Other of $10 billion. The increase in Other includes higher TPC AUMs of $4 billion, which *Asset Management* manages on a third-party basis following the August 20, 2002 distribution. The increase in assets was partially offset by net outflows of U.S. Retail Money Market funds of $4 billion. Retail and Private Bank client assets were $231 billion as of December 31, 2003, up $26 billion or 13% from $205 billion in 2002. Institutional client assets of $185 billion as of December 31, 2003 were up $21 billion or 13% compared to a year ago. Retirement Services assets of $12 billion as of December 31, 2003, increased $1 billion or 7% from 2002, primarily due to market action in both Banamex retirement services and LARS.

Sales of proprietary mutual funds and managed account products at Private Client Services fell 20% to $17 billion in 2003 from the prior year, and represented 30% of Private Client Services' retail channel sales for the year. The lower sales reflect a decline in market share in the channel. Sales of mutual and money funds through Global Consumer's banking network (excluding Mexico) were $8 billion for the year, representing 34% of total sales, including $5 billion in International and $3 billion in the U.S. Of the $3 billion, Primerica sold $2 billion of proprietary U.S. mutual and money funds in 2003, representing 74% of Primerica's total fund sales, up 1% compared to 2002. Institutional long-term product sales of $30 billion increased 4% over the prior year, primarily due to Japanese sub-advisory flows, and included $20 billion of sales to GCIB clients.

Revenues, net of interest expense, decreased $99 million or 5% to $1.742 billion in 2003. This compared to $1.841 billion in 2002, was down $28 million or 1% from 2001. The decrease in 2003 was primarily due to the impact of reduced fee revenues in CAM, the impact of increased insurance costs on fees earned in a retirement services business in Argentina, the loss on sale of the El Salvador retirement services business, outflows of U.S. Retail Money Market funds, and $9 million relating to the Exchange in Argentina. Partially offsetting these declines were the cumulative impact of positive net flows in CAM, higher performance fees in CAI Institutional, the absence of a prior-year pesification loss in Argentina, and an increase related to certain assets consolidated under FIN 46. These consolidated assets incurred FX movements on the euro, creating $17 million of gains (offset in minority interest). The reduced fee revenues resulted from changes in product mix and revenue sharing arrangements with internal Citigroup distributors, and a change in the presentation of certain fee-sharing arrangements, which decreased both revenues and expenses by $40 million. The $28 million decrease in 2002 from 2001 primarily reflected the decline in the Latin America retirement services business due to the economic crisis in Argentina during that time period, the impact of negative market action, and the cumulative impact of outflows of U.S. Retail Money Market Funds including the cumulative impact of transfers to the SB Bank Deposit Program, partially offset by the full-year impact of the Banamex acquisition, increases in CAI Institutional, and the cumulative impact of positive flows in CAM.

Operating expenses of $1.148 billion in 2003 decreased $41 million or 3% from 2002. The decrease in 2003 primarily reflected continued expense management, the change in presentation of certain fee-sharing arrangements, and the absence of 2002 first quarter restructuring charges in Argentina (LARS), for which the remaining reserve was released in 2003, partially offset by the DAC impairment in Argentina of $42 million and the impact of higher expenses related to legal matters of $24 million. Operating expenses of $1.189 billion in 2002 decreased $182 million or 13% from 2001 primarily resulting from a decline in the Latin America retirement services businesses due to economic conditions, the absence of goodwill and indefinite-lived intangible asset amortization in 2002 and reduced personnel, occupancy, and advertising and marketing expenses, partially offset by the impact of the Banamex acquisition.

Minority interest, after-tax, of $12 million in 2003 increased $11 million from 2002, primarily due to the impact of consolidating certain assets under FIN 46. The $17 million decline from 2001 to 2002, primarily related to the impact of acquiring the remaining interest in Banamex Afore, a retirement services business, in January 2002.

GLOBAL INVESTMENT MANAGEMENT OUTLOOK

Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 98.

Life Insurance and Annuities—Travelers Life and Annuity should benefit from growth in the aging population, which is becoming more focused on the need to accumulate adequate savings for retirement, to protect these savings and to plan for the transfer of wealth to the next generation. TLA is well positioned to take advantage of the favorable long-term demographic trends through its strong financial position, widespread brand-name recognition, and broad array of competitive life, annuity, retirement, and estate-planning products sold through established distribution channels.

However, competition in both product pricing and customer service is intensifying. There has been consolidation within the industry, and among other financial services organizations that are increasingly involved in the sale and/or distribution of insurance products. Also, the annuities business is interest rate and market sensitive. TLA's business is significantly affected by movements in the U.S. equity and fixed income credit markets. U.S. equity and credit market events can have both positive and negative effects on the deposit, revenue and policy retention performance of the business. A sustained weakness in the equity markets will decrease revenues and earnings in variable annuity products. Declines in credit quality of issuers will have a negative effect on earnings.

IIM leverages the distribution strength of Citigroup globally by manufacturing insurance linked to credit products as well as stand-alone indemnity and investment-related products. In the less-developed markets where populations are generally under-insured, increasing disposable income, pension reform, greater awareness of the benefits of insurance among the general population, and promotion of the insurance industry by local governments are expected to continue assisting IIM's growth. In mature but restructuring economies, such as Japan, IIM is capturing a share of the insurance market on products associated with the movement of savings from traditional products to new alternatives, including variable annuities. The growth of IIM is affected by the expansion of Citigroup's consumer business, including the volume of new loans and credit cards. It is also highly dependent on local regulations governing the cross-selling of insurance products to Citigroup customers and the evolution of consumer buying patterns. In Argentina, the potential impact from changes in economic conditions on the valuation of IIM's assets relative to liabilities will continue to be a key concern, including the impact of Argentine government actions on insurance contract liabilities in that country. For further information regarding the situation in Argentina, see the discussions in "Impact from Argentina's Economic Changes" and "Argentina" on pages 41 and 47, respectively.

Private Bank—The strong performance of *Private Bank* in 2003 can be attributed to four major components: integrated client solutions, innovative product capabilities, a focus on key markets worldwide, and a leveraging of the global reach of Citigroup. These components have enabled *Private Bank* to offer top-tier capabilities and investment solutions to the wealthiest families around the world by drawing upon the vast resources of Citigroup's businesses.

Private Bank is well-positioned to continue this growth in 2004. Consistent with Citigroup priorities, *Private Bank* will focus on new geographic markets including China, India, and South Korea; continue to build-out the investments business globally; maintain and expand a successful partnership with other Citigroup entities worldwide; and continue to deepen wallet share with existing clients. *Private Bank* expects its market-leading regions to continue their strong performance in 2004, in addition to a significant contribution from EMEA.

Asset Management—The *Asset Management* business experienced a decline in income for 2003, primarily reflecting changes in economic conditions in Argentina. However, the assets under management increased as a result of improving equity markets and strong net flows.

The global economic outlook and equity market levels will continue to affect the level of assets under management and revenues in the asset management businesses in the near-term, but underlying demand for asset management services remains strong. Overall, demographic trends remain favorable: aging populations and insufficient retirement savings will continue to drive growth in the industry across the retail/high-net-worth, institutional, and retirement services markets. Competition will continue to increase as open architecture distribution expands and major global financial services firms focus on opportunities in asset management.

For 2004, the business will focus on leveraging the full breadth of its global investment capabilities, continuing to capture the economic value of Citigroup's global distribution network, expansion of third-party distribution in key geographies, and emphasis on penetration of the institutional pension segment.

Federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund and variable insurance product industries. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous proposals for legislative and regulatory reforms, including mutual fund governance, new disclosure requirements concerning mutual fund share classes, commission breakpoints, revenue sharing, advisory fees, market timing, late trading, portfolio pricing, annuity products, hedge funds, and other issues. It is difficult to predict at this time whether changes resulting from new laws and regulations will affect the industries or our investment management businesses, and, if so, to what degree.

PROPRIETARY INVESTMENT ACTIVITIES

In millions of dollars	2003	2002	2001
Revenues, net of interest expense	**$1,008**	$ (35)	$503
Operating expenses	**393**	238	177
Provision for credit losses	**—**	31	—
Income (loss) before taxes and minority interest	**615**	(304)	326
Income taxes (benefits)	**210**	(98)	106
Minority interest, after-tax	**175**	23	(5)
Net income (loss)	**$ 230**	$(229)	$225

Proprietary Investment Activities reported revenues, net of interest expense, of $1.008 billion in 2003, increased $1.043 billion from 2002 reflecting higher Private Equity results of $1.420 billion, primarily from higher net mark-to-market gains on public securities, higher net impairment/valuation revenues, higher fee revenues and lower funding costs, partially offset by lower Other Investment Activities revenues of $377 million. The decline in Other Investment Activities was driven by the absence of the 2002 gain on the sale of 399 Park Avenue of $527 million, partially offset by higher fee revenues in CAI and dividends from TPC shares. Revenues, net of interest expense, of ($35) million in 2002 decreased $538 million from 2001, primarily reflecting lower Private Equity results of $1.126 billion, driven by lower net realized gains, partially offset by the gain on the sale of 399 Park Avenue.

Operating expenses of $393 million in 2003 increased $155 million from the prior year, primarily reflecting increased expenses in CAI of $96 million and in Private Equity of $65 million. The increase in CAI expenses resulted from the full-year impact of CAI's contract with TPC, whereby CAI manages TPC's investments following the August 20, 2002 distribution, as well as from client business growth and higher levels of performance-driven incentive compensation. The $65 million increase in Private Equity expenses resulted from higher performance-based compensation and business growth. The decrease in the provision for credit losses of $31 million from 2002, primarily relates to the absence of Private Equity loan write-offs that occurred in 2002.

Minority interest, after-tax, of $175 million in 2003 increased $152 million from 2002, primarily due to the impact of dividends and a mark-to-market valuation on the recapitalization of an investment held within the Citigroup Venture Capital (CVC) Equity Partners Fund in 2003. Minority interest, after-tax, of $23 million in 2002 increased $28 million from 2001 due to the net impact of majority-owned investment funds established in late 2001 and 2002.

See Note 5 to the Consolidated Financial Statements for additional information on investments in fixed maturity and equity securities.

The following sections contain information concerning revenues, net of interest expense, for the two main investment classifications of Proprietary Investment Activities.

Private Equity includes equity and mezzanine debt financing on both a direct and indirect basis, including investments made by CVC Equity Partners Fund, to companies primarily located in the United States and Western Europe, investments in companies located in developing economies with a private equity focus, the investment portfolio related to the Banamex acquisition in August 2001, and CVC/Opportunity Equity Partners, LP (Opportunity). Opportunity is a third-party managed fund through which Citigroup co-invests in companies that were privatized by the government of Brazil in the mid-1990s. The remaining investments in the Banamex portfolio were liquidated during 2003.

Certain private equity investments held in investment company subsidiaries and Opportunity are carried at fair value with unrealized gains and losses recorded in income. Direct investments in companies located in developing economies are principally carried at cost with impairments recognized in income for "other than temporary" declines in value.

As of December 31, 2003 and December 31, 2002, Private Equity included assets of $5.610 billion and $6.251 billion, respectively, with the portfolio primarily invested in industrial, consumer goods, communication, and technology companies. The decline in the portfolio of $641 million from 2002 relates to sales of U.S. private and public equity investments, the impact of impairments, and the liquidation of the Banamex portfolio. On a regional basis as of December 31, 2003, Private Equity included assets of $2.535 billion in North America (including Mexico), $1.790 billion in EMEA, $961 million in Latin America, $317 million in Asia, and $7 million in Japan. As of December 31, 2002, Private Equity included assets of $3.404 billion in North America (including Mexico), $1.391 billion in EMEA, $1.156 billion in Latin America, $295 million in Asia, and $5 million in Japan.

Revenues, net of interest expense for Private Equity, are composed of the following:

In millions of dollars	2003	2002	2001
Net realized gains (losses)(1)	**$ 388**	$ 180	$1,333
Public mark-to-market	**258**	(209)	(499)
Net impairments/valuations(2)	**(240)**	(670)	(601)
Other(3)	**260**	(55)	139
Revenues, net of interest expense	**$ 666**	$(754)	$ 372

(1) Includes the changes in unrealized gains (losses) related to mark-to-market reversals for investments sold during the year.
(2) Includes valuation adjustments on private equity investments.
(3) Includes other investment income (including dividends), management fees, and funding costs.

Revenues, net of interest expense, of $666 million in 2003 increased $1.420 billion from 2002, primarily relating to higher net mark-to-market gains on public securities of $467 million, higher net impairment/valuation revenues of $430 million, higher other revenues of $315 million, and higher net realized gains on sales of investments of $208 million. The higher net mark-to-market gains on public securities primarily resulted from the improved equity market conditions that existed in 2003. The higher net impairment/valuation revenues were driven by higher net impairment/valuation revenues on emerging market investments, lower impairments on other private equity investments, and higher valuation revenues in 2003 from the recapitalization of certain Private Equity investments held within the CVC Equity Partners Fund. The higher net impairment/valuation revenues in emerging markets included $264 million in lower impairments in Argentina and lower other Latin America impairments, partially offset by lower revenues on the Opportunity fund investment of $210 million. Other revenues increased $315 million due to higher dividends and fees, largely the result of the recapitalization of certain Private Equity investments and from an investment that had an initial public offering, all of which are held within the CVC Equity Partners Fund, as well as the impact of lower funding costs. The increase in net realized gains on sales of investments of $208 million was driven by higher sales of venture capital and emerging market investments, including the liquidation of the remaining Banamex holdings. Revenues, net of interest expense, of ($754) million in 2002 declined $1.126 billion from 2001, driven by lower net realized gains of $1.153 billion, lower other revenues of $194 million, and lower net impairment/valuation revenues of $69 million, partially offset by lower net public mark-to-market losses of $290 million. These declines included $738 million relating to Latin America, resulting from lower revenues on the Opportunity fund investment of $388 million, higher impairments of $340 million, including $271 million on certain investments in Argentina, and lower net realized gains.

Other Investment Activities includes CAI, various proprietary investments, including Citigroup's ownership interest in TPC's outstanding equity securities, certain hedge fund investments, and the LDC Debt/Refinancing portfolios. The LDC Debt/Refinancing portfolios include investments in certain countries that refinanced debt under the 1989 Brady Plan or plans of a similar nature and earnings are generally derived from interest and restructuring gains/(losses).

Other Investment Activities investments are primarily carried at fair value, with impairment write-downs recognized in income for "other than temporary" declines in value. The TPC common stock position is classified as available-for-sale. As of December 31, 2003, Other Investment Activities included assets of $2.909 billion, including $1.693 billion in TPC shares, $692 million in hedge funds, the majority of which represents money managed for TPC, $365 million in the LDC Debt/Refinancing portfolios, and $159 million in other assets. As of December 31, 2002, total assets of Other Investment Activities were $3.181 billion, including $1.464 billion in TPC shares, $948 million in hedge funds, $579 million in the LDC Debt/Refinancing portfolios, and $190 million in other assets.

The major components of Other Investment Activities revenues, net of interest expense, are as follows:

In millions of dollars	**2003**	2002	2001
LDC Debt/Refinancing portfolios	**$ 10**	$ 14	$ 59
Hedge fund investments	**80**	71	10
Other	**252**	634	62
Revenues, net of interest expense	**$342**	$719	$131

Revenues, net of interest expense, of $342 million in 2003 decreased $377 million from the prior year due to the absence of a $527 million gain in 2002 from the sale of 399 Park Avenue, partially offset by a $96 million increase in CAI revenues due to improved performance and business growth and a $50 million increase in revenue from TPC shares, including dividends and net realized gains. Revenues, net of interest expense, of $719 million in 2002 increased $588 million from 2001, primarily resulting from the gain of $527 million from the sale of 399 Park Avenue, higher hedge fund revenues of $61 million and higher CAI revenues of $43 million, partially offset by $45 million in lower LDC Debt/Refinancing portfolio revenues. The decline in LDC Debt/Refinancing portfolio revenues primarily resulted from lower interest earnings, as the portfolios are in run-off.

Proprietary Investment Activities results may fluctuate in the future as a result of market and asset-specific factors. This statement is a forward-looking statement within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 98.

In millions of dollars	2003	2002	2001
Revenues, net of interest expense	**$ 687**	$ 785	$ (198)
Operating expenses	**798**	972	895
Provisions for benefits, claims, and credit losses	**(3)**	(22)	(10)
Loss from continuing operations before taxes, minority interest, and cumulative effect of accounting changes	**(108)**	(165)	(1,083)
Income tax benefits	**(232)**	(111)	(479)
Minority interest, after-tax	**10**	2	11
Income (loss) from continuing operations	**114**	(56)	(615)
Income from discontinued operations	**—**	1,875	1,055
Cumulative effect of accounting changes	**—**	(47)	(158)
Net income	**$ 114**	$1,772	$ 282

Corporate/Other reported revenues, net of interest expense, of $687 million in 2003, which decreased $98 million from 2002, were primarily due to lower intersegment eliminations, partially offset by higher net treasury results. The treasury increase resulted from a gain on the sale of a convertible bond and favorable interest rate positioning, partially offset by lower realized gains on fixed income investments. Revenues, net of interest expense, of $785 million in 2002 increased $983 million from 2001, primarily due to higher net treasury results and the impact of higher intersegment eliminations. The increased treasury revenues primarily related to favorable interest rate positioning and lower funding costs, including the impact of lower interest rates and earnings on fixed income investments, partially offset by the impact of increased borrowing levels.

Operating expenses of $798 million in 2003 decreased $174 million from 2002, primarily due to lower intersegment eliminations, partially offset by higher unallocated corporate costs and a $50 million pretax expense for the contribution of appreciated venture capital securities to the Citigroup Foundation. The increase in unallocated corporate costs included higher insurance, employee-related, and legal costs. The Citigroup Foundation contributions had minimal impact on Citigroup's earnings after related tax benefits. Operating expenses of $972 million in 2002 increased $77 million from 2001, primarily due to higher intersegment eliminations and employee-related costs, partially offset by a decrease in certain net unallocated corporate costs and the absence of a $57 million 2001 fourth-quarter pretax expense for the contribution of appreciated venture capital securities to the Citigroup Foundation. This contribution had minimal impact on Citigroup's earnings after related tax benefits and investment gains.

The provisions for benefits, claims, and credit losses in 2003, 2002, and 2001 were primarily the result of intersegment eliminations. Income tax benefits of $232 million in 2003 included the impact of a tax reserve release of $200 million that had been held at the legacy Associates' businesses and was deemed to be in excess of expected tax liabilities. Income tax benefits of $111 million in 2002 included the tax benefit resulting from the loss incurred on the sale of the Associates property and casualty operations to TPC, which was spun-off in the 2002 third quarter.

Discontinued operations (see Note 3 to the Consolidated Financial Statements) includes the operations of TPC through August 20, 2002. Income from discontinued operations in 2002 also included gains on the sale of stock by a subsidiary of $1.270 billion ($1.158 billion after-tax), primarily consisting of an after-tax gain of $1.061 billion as a result of the TPC IPO of 231 million shares of its class A common stock. Income from discontinued operations in 2001 reflected catastrophe losses from the property and casualty business associated with the events of September 11th.

The 2002 cumulative effect of accounting changes of $47 million reflected the 2002 impact of adopting SFAS 142 relating to goodwill and indefinite-lived intangible assets. The 2001 cumulative effect of accounting changes of $158 million included a charge of $42 million related to the adoption of SFAS 133 and a charge of $116 million reflecting the impact of adopting EITF 99-20. See Note 1 to the Consolidated Financial Statements for further details of the cumulative effect of accounting changes.

The Citigroup risk management framework recognizes the diversity of Citigroup's global business activities by balancing strong corporate oversight with well-defined independent risk management functions within each business.

The risk management framework is grounded on the following seven principles, which apply universally across all businesses and all risk types:

- Risk management is integrated within the business plan and strategy.
- All risks and resulting returns are owned and managed by an accountable business unit.
- All risks are managed within a limit framework; risk limits are endorsed by business management and approved by independent risk management.
- All risk management policies are clearly and formally documented.
- All risks are measured using defined methodologies, including stress testing.
- All risks are comprehensively reported across the organization.

The Citigroup Senior Risk Officer is responsible for establishing standards for the measurement, approval, reporting and limiting of risk, for managing, evaluating, and compensating the senior independent risk managers at the business level, for approving business-level risk management policies, for approving business risk-taking authority through the allocation of limits and capital, and for reviewing, on an ongoing basis, major risk exposures and concentrations across the organization. Risks are regularly reviewed with the independent business-level risk managers, the Citigroup senior business managers, and as appropriate, the Citigroup Board of Directors.

The independent risk managers at the business level are responsible for establishing and implementing risk management policies and practices within their business, while ensuring consistency with Citigroup standards. As noted above, the independent risk managers report directly to the Citigroup Senior Risk Officer, however they remain accountable, on a day-to-day basis, for appropriately meeting and responding to the needs and issues of their business unit, and for overseeing the risks present.

The following sections summarize the processes for managing credit, market, operational and country risks within Citigroup's major businesses.

RISK CAPITAL

As of January 1, 2004, the Company implemented a methodology to consistently quantify Risk Capital requirements within and across Citigroup businesses.

Risk Capital is defined at Citigroup as the amount of capital resources required to cover the potential unexpected economic losses resulting from extremely severe events over a one-year time period.

- "Economic losses" include losses that appear on the income statement and fair value adjustments to the financial statements, as well as any further declines in the value of assets or increases in the value of liabilities not captured on the income statement.
- "Unexpected losses" is the difference between the potential losses at the 99.97% confidence level and the expected (average) loss over the one-year time period.

Risk Capital facilitates both the quantification of risk levels and the assessment of "book" capital adequacy. During 2004, Citigroup will extend the application of Risk Capital beyond risk measurement and capital adequacy, and will also calculate "Return on Risk Capital," facilitating internal performance assessments within and across businesses.

Methodologies to measure Risk Capital have been jointly developed by Risk Management, the Financial Division and Citigroup businesses, and approved by the Citigroup Senior Risk Officer and Citigroup Chief Financial Officer. It is expected, due to the evolving nature of Risk Capital, that these methodologies will continue to be refined.

The drivers of "economic losses" are risks, which can be broadly categorized as Credit Risk (including Cross-Border Risk), Market Risk, Operational Risk, and Insurance Risk:

- Credit risk losses primarily result from a borrower's or counterparty's inability to meet its obligations.
- Market risk losses arise primarily from fluctuations in the market value of trading and non-trading positions.
- Operational risk losses result from inadequate or failed internal processes, people, systems or from external events.
- Insurance risks arise from unexpectedly high payouts on insurance liabilities.

These risks are measured and aggregated within businesses and across Citigroup to facilitate the understanding of the Company's exposure to extreme downside events (expressed as Risk Capital) and any changes in its level or its composition.

At December 31, 2003, Risk Capital for Citigroup was calculated to be approximately $46.7 billion, with the following breakdown by risk type:

In billions of dollars	
Credit risk	$28.7
Market risk	16.8
Operational risk	6.1
Insurance risk	0.3
Intersector diversification	(5.2)
Total Citigroup	$46.7

Management believes that Citigroup is well capitalized based on many measures of risk, including Risk Capital. Tier 1 Capital plus the allowance for credit losses qualifying for Tier 2 Capital of $76.4 billion compared favorably to Citigroup Risk Capital requirements of $46.7 billion. The difference between Tier 1 Capital plus Reserves and Risk Capital requirements represents a significant level of surplus capital for internal growth, and the flexibility to pursue acquisition opportunities.

CREDIT RISK MANAGEMENT PROCESS

Credit risk is the potential for financial loss resulting from the failure of a borrower or counterparty to honor its financial or contractual obligations. Credit risk arises in many of the Company's business activities including lending activities, sales and trading activities, derivatives activities, and securities transactions, settlement activities, and when the Company acts as an intermediary on behalf of its clients and other third parties. The credit risk management process at Citigroup relies on corporate-wide standards to ensure consistency and integrity, with business-specific policies and practices to ensure applicability and ownership.

LOANS OUTSTANDING

In millions of dollars at year-end	2003	2002[1]	2001[1]	2000[1]	1999[1]
Consumer loans					
In U.S. offices:					
Mortgage and real estate	**$129,507**	$121,178	$ 80,099	$ 73,166	$ 59,376
Installment, revolving credit, and other	**136,725**	113,620	100,801	95,643	80,589
Lease financing	**8,523**	12,027	13,206	12,993	8,813
	274,755	246,825	194,106	181,802	148,778
In offices outside the U.S.:					
Mortgage and real estate	**28,743**	26,564	28,688	24,988	24,808
Installment, revolving credit, and other	**76,718**	65,343	57,681	56,557	51,555
Lease financing	**2,216**	2,123	2,143	2,092	1,080
	107,677	94,030	88,512	83,637	77,443
	382,432	340,855	282,618	265,439	226,221
Unearned income	**(2,500)**	(3,174)	(4,644)	(5,390)	(5,426)
Consumer loans—net	**379,932**	337,681	277,974	260,049	220,795
Corporate loans					
In U.S. offices:					
Commercial and industrial	**15,207**	22,041	15,997	19,594	12,948
Lease financing	**2,010**	2,017	4,473	812	700
Mortgage and real estate[2]	**95**	2,573	2,784	3,490	5,439
	17,312	26,631	23,254	23,896	19,087
In offices outside the U.S.:					
Commercial and industrial	**62,884**	67,456	72,515	68,069	60,722
Mortgage and real estate	**1,751**	1,885	1,874	1,720	1,728
Loans to financial institutions	**12,063**	8,583	10,163	9,559	7,692
Lease financing	**2,859**	2,784	2,036	2,024	1,854
Governments and official institutions	**1,496**	3,081	4,033	1,952	3,250
	81,053	83,789	90,621	83,324	75,246
	98,365	110,420	113,875	107,220	94,333
Unearned income	**(291)**	(296)	(455)	(247)	(227)
Corporate loans—net	**98,074**	110,124	113,420	106,973	94,106
Total loans—net of unearned income	**478,006**	447,805	391,394	367,022	314,901
Allowance for credit losses—on drawn exposures	**(12,643)**	(11,101)	(9,688)	(8,561)	(8,453)
Total loans—net of unearned income and allowance for credit losses	**$465,363**	$436,704	$381,706	$358,461	$306,448

(1) Reclassified to conform to the 2003 presentation.
(2) Excludes loans held by the insurance subsidiaries which are included within Other Assets on the Consolidated Balance Sheet in 2003.

OTHER REAL ESTATE OWNED AND OTHER REPOSSESSED ASSETS

In millions of dollars at year-end	2003	2002[1]	2001[1]	2000[1]	1999[1]
Other real estate owned[2]					
Consumer	**$437**	$495	$393	$366	$332
Corporate[3]	**105**	75	147	189	200
Corporate/Other	**—**	—	8	8	14
Total other real estate owned	**$542**	$570	$548	$563	$546
Other repossessed assets[4]	**$151**	$230	$439	$292	$256

(1) Reclassified to conform to the 2003 presentation.
(2) Represents repossessed real estate, carried at lower of cost or fair value, less costs to sell.
(3) Excludes Other Real Estate Owned for the insurance subsidiaries businesses in the amount of $36 million, $118 million, $102 million and $311 million for 2002, 2001, 2000 and 1999, respectively, which are included in Other Assets on the Consolidated Balance Sheet in 2003.
(4) Primarily commercial transportation equipment and manufactured housing, carried at lower of cost or fair value, less costs to sell.

DETAILS OF CREDIT LOSS EXPERIENCE

In millions of dollars	**2003**	2002[1]	2001[1]	2000[1]	1999[1]
Allowance for credit losses at beginning of year	**$11,101**	$ 9,688	$ 8,561	$8,453	$8,196
Provision for credit losses					
Consumer	**7,316**	7,714	5,947	4,997	4,410
Corporate	**730**	2,281	853	342	350
	8,046	9,995	6,800	5,339	4,760
Gross credit losses					
Consumer[2]					
In U.S. offices	**5,783**	5,826	4,991	3,827	3,176
In offices outside the U.S.	**3,270**	2,865	2,132	1,973	1,812
Corporate					
Mortgage and real estate					
In U.S. offices	**—**	5	13	10	59
In offices outside the U.S.	**27**	23	3	22	11
Governments and official institutions outside the U.S.	**111**	—	—	—	—
Loans to financial institutions					
In U.S. offices	**—**	—	10	—	—
In offices outside the U.S.	**13**	4	—	—	11
Commercial and industrial					
In U.S. offices	**383**	825	572	149	73
In offices outside the U.S.	**939**	1,018	567	277	466
	10,526	10,566	8,288	6,258	5,608
Credit recoveries					
Consumer[2]					
In U.S. offices	**763**	729	543	544	440
In offices outside the U.S.	**735**	510	423	404	359
Corporate[3]					
Mortgage and real estate					
In U.S. offices	**—**	1	1	9	12
In offices outside the U.S.	**1**	—	1	1	2
Governments and official institutions outside the U.S.	**—**	2	—	1	—
Loans to financial institutions in offices outside the U.S.	**12**	6	9	9	5
Commercial and industrial					
In U.S. offices	**34**	147	154	27	16
In offices outside the U.S.	**215**	168	129	69	91
	1,760	1,563	1,260	1,064	925
Net credit losses					
In U.S. offices	**5,369**	5,779	4,888	3,406	2,840
In offices outside the U.S.	**3,397**	3,224	2,140	1,788	1,843
	8,766	9,003	7,028	5,194	4,683
Other—net[4]	**2,262**	421	1,355	(37)	180
Allowance for credit losses at end of year	**$12,643**	$11,101	$ 9,688	$8,561	$8,453
Allowance for unfunded lending commitments[5]	**600**	567	450	450	450
Total allowance for loans, leases, and unfunded lending commitments	**$13,243**	$11,668	$10,138	$9,011	$8,903
Net consumer credit losses	**$ 7,555**	$ 7,452	$ 6,157	$4,852	$4,189
As a percentage of average consumer loans	**2.22%**	2.55%	2.33%	2.03%	2.03%
Net corporate credit losses	**$ 1,211**	$ 1,551	$ 871	$ 342	$ 494
As a percentage of average corporate loans	**1.17%**	1.44%	0.76%	0.35%	0.53%

(1) Reclassified to conform to the 2003 presentation.
(2) Consumer credit losses and recoveries primarily relate to revolving credit and installment loans.
(3) Amounts in 2003, 2002 and 2001 include $12 million (through the 2003 third quarter), $114 million and $52 million, respectively, of collections from credit default swaps purchased from third parties. From the 2003 fourth quarter forward, collections from credit default swaps are included within Principal Transactions on the Consolidated Statement of Income.
(4) 2003 primarily includes the addition of $2.1 billion of credit loss reserves related to the acquisition of the Sears credit card business. 2002 primarily includes the addition of $452 million of credit loss reserves related to the acquisition of GSB. 2001 primarily includes the addition of credit loss reserves related to the acquisitions of Banamex and EAB. 2000 and 1999 include the addition of credit loss reserves related to other acquisitions. All periods also include the impact of foreign currency translation.
(5) Represents additional credit loss reserves for unfunded corporate lending commitments and letters of credit recorded within Other Liabilities on the Consolidated Balance Sheet.

CASH-BASIS, RENEGOTIATED, AND PAST DUE LOANS

In millions of dollars at year-end	**2003**	2002[1]	2001[1]	2000[1]	1999[1]
Corporate cash-basis loans					
Collateral dependent (at lower of cost or collateral value)[2]	**$ 8**	$ 64	$ 365	$ 108	$ 200
Other[5]	**3,411**	3,931	2,522	1,436	1,131
Total	**$3,419**	$3,995	$2,887	$1,544	$1,331
Corporate cash-basis loans[3][5]					
In U.S. offices	**$ 640**	$ 887	$ 678	$ 293	$ 184
In offices outside the U.S.	**2,779**	3,108	2,209	1,251	1,147
Total	**$3,419**	$3,995	$2,887	$1,544	$1,331
Corporate renegotiated loans[4]					
In U.S. offices	**$ 107**	$ 115	$ 263	$ 305	$ 256
In offices outside the U.S.	**33**	55	74	94	56
Total	**$ 140**	$ 170	$ 337	$ 399	$ 312
Consumer loans on which accrual of interest had been suspended[5]					
In U.S. offices	**$3,127**	$3,114	$3,101	$2,158	$1,933
In offices outside the U.S.	**2,958**	2,792	2,266	1,626	1,833
Total	**$6,085**	$5,906	$5,367	$3,784	$3,766
Accruing loans 90 or more days delinquent[6][7]					
In U.S. offices	**$3,298**	$2,639	$1,822	$1,247	$ 874
In offices outside the U.S.	**576**	447	776	385	452
Total	**$3,874**	$3,086	$2,598	$1,632	$1,326

(1) Reclassified to conform to the 2003 presentation.
(2) A cash-basis loan is defined as collateral dependent when repayment is expected to be provided solely by the liquidation of the underlying collateral and there are no other available and reliable sources of repayment, in which case the loans are written down to the lower of cost or collateral value.
(3) Cash-basis loans for the insurance subsidiaries and Proprietary Investment Activities businesses were $62 million, $21 million, $46 million and $55 million for 2002, 2001, 2000, and 1999, respectively, which are included in Other Assets on the Consolidated Balance Sheet in 2003.
(4) Includes corporate and commercial markets loans.
(5) The December 31, 2002 balance includes GSB data. The December 31, 2001 balance includes Banamex data.
(6) The December 31, 2003 balance includes the Sears and Home Depot data. The December 31, 2002 balance includes GSB data. The December 31, 2001 balance includes Banamex data.
(7) Substantially comprised of consumer loans of which $1,643 million, $1,764 million, $920 million, $503 million, and $379 million are government-guaranteed student loans and Federal Housing Authority mortgages at December 31, 2003, 2002, 2001, 2000, and 1999, respectively.

FOREGONE INTEREST REVENUE ON LOANS[1]

In millions of dollars	**In U.S. offices**	**In non-U.S. offices**	**2003 total**
Interest revenue that would have been accrued at original contractual rates[2]	$346	$585	**$931**
Amount recognized as interest revenue[2]	49	145	**194**
Foregone interest revenue	$297	$440	**$737**

(1) Relates to corporate cash-basis, renegotiated loans and consumer loans on which accrual of interest had been suspended.
(2) Interest revenue in offices outside the U.S. may reflect prevailing local interest rates, including the effects of inflation and monetary correction in certain countries.

CONSUMER CREDIT RISK

Within Global Consumer, business-specific credit risk policies and procedures are derived from the following risk management framework:

- Each business must develop a plan, including risk/return tradeoffs, as well as risk acceptance criteria and policies appropriate to their activities.
- Senior Business Managers are responsible for managing risk/return tradeoffs in their business.
- Senior Business Managers, in conjunction with Senior Credit Officers, implement business-specific risk management policies and practices.
- Approval policies for a product or business are tailored to internal audit ratings, profitability, and credit risk management performance.
- Independent credit risk management is responsible for establishing the Global Consumer Policy, approving business-specific policies and procedures, monitoring business risk management performance, providing ongoing assessment of portfolio credit risks, and approving new products and new risks.

CONSUMER PORTFOLIO REVIEW

Citigroup's consumer loan portfolio is well diversified by both customer and product. Consumer loans comprise 79% of the total loan portfolio. These loans represent thousands of borrowers with relatively small individual balances. The loans are diversified with respect to the location of the borrower, with 72% originated in the United States and 28% originated from offices outside the United States. Mortgage and real estate loans constitute 41% of the total consumer loan portfolio; and installment, revolving credit and other consumer loans and leases constitute 59% of the portfolio.

In the consumer portfolio, credit loss experience is often expressed in terms of annualized net credit losses as a percentage of average loans. Pricing and credit policies reflect the loss experience of each particular product and country. Consumer loans are generally written off no later than a predetermined number of days past due on a contractual basis, or earlier in the event of bankruptcy. The specific write-off criteria is set according to loan product and country (see Note 1 to the Consolidated Financial Statements).

Commercial Markets, which is included within *Retail Banking*, includes loans and leases made principally to small- and middle-market businesses. Commercial Markets loans, which comprise 11% of the total consumer loan portfolio, are placed on a non-accrual basis when it is determined that the payment of interest or principal is doubtful of collection or when interest or principal is past due for 90 days or more, except when the loan is well secured and in the process of collection. Commercial Markets non-accrual loans are not strictly determined on a delinquency basis; therefore, they have been presented as a separate component in the consumer credit disclosures.

The following table summarizes delinquency and net credit loss experience in both the managed and on-balance sheet loan portfolios in terms of loans 90 days or more past due, net credit losses, and as a percentage of related loans. The table also summarizes the accrual status of Commercial Markets loans as a percentage of related loans. The managed loan portfolio includes credit card receivables held-for-sale and securitized, and the table reconciles to a held basis, the comparable GAAP measure. Only North America Cards from a product view and North America from a regional view are impacted. Although a managed basis presentation is not in conformity with GAAP, the Company believes it provides a representation of performance and key indicators of the credit card business that is consistent with the way management reviews operating performance and allocates resources. Furthermore, investors utilize information about the credit quality of the entire managed portfolio, as the results of both the held and securitized portfolios impact the overall performance of the *Cards* business. For a further discussion of managed basis reporting, see the *Cards* business on page 52 and Note 12 to the Consolidated Financial Statements.

Consumer Loan Delinquency Amounts, Net Credit Losses, and Ratios

In millions of dollars, except total and average loan amounts in billions	Total loans	90 days or more past due[1]			Average loans	Net credit losses[1]		
Product View:	**2003**	**2003**	2002[2]	2001[2]	**2003**	**2003**	2002[2]	2001[2]
Cards	**$158.4**	**$ 3,392**	$ 2,397	$ 2,386	**$130.5**	**$ 7,694**	$ 7,169	$ 6,048
Ratio		**2.14%**	1.84%	1.97%		**5.90%**	5.93%	5.28%
North America Cards	**143.7**	**3,133**	2,185	2,210	**118.0**	**7,171**	6,669	5,655
Ratio		**2.18%**	1.85%	1.99%		**6.08%**	6.05%	5.41%
International Cards	**14.7**	**259**	212	176	**12.5**	**523**	500	393
Ratio		**1.76%**	1.78%	1.66%		**4.19%**	4.68%	3.96%
Consumer Finance	**94.1**	**2,221**	2,197	2,269	**90.7**	**3,517**	3,026	2,246
Ratio		**2.36%**	2.48%	2.92%		**3.88%**	3.69%	2.99%
North America Consumer Finance	**72.6**	**1,683**	1,786	2,001	**69.9**	**2,059**	1,865	1,527
Ratio		**2.32%**	2.64%	3.36%		**2.94%**	3.00%	2.65%
International Consumer Finance	**21.5**	**538**	411	268	**20.8**	**1,458**	1,161	719
Ratio		**2.50%**	1.98%	1.49%		**7.02%**	5.88%	4.14%
Retail Banking	**123.9**	**3,802**	3,647	2,755	**116.7**	**614**	644	543
Ratio		**3.07%**	3.18%	3.31%		**0.52%**	0.71%	0.68%
North America Retail Banking	**88.5**	**2,299**	2,419	1,681	**83.4**	**139**	268	177
Ratio		**2.60%**	2.90%	3.21%		**0.17%**	0.45%	0.36%
International Retail Banking	**35.4**	**1,503**	1,228	1,074	**33.3**	**475**	376	366
Ratio		**4.24%**	3.91%	3.46%		**1.42%**	1.20%	1.17%
Private Bank[3]	**34.8**	**121**	174	135	**33.1**	**18**	14	14
Ratio		**0.35%**	0.56%	0.54%		**0.05%**	0.05%	0.06%
Other Consumer	**0.9**	**—**	1	11	**1.0**	**—**	10	51
Managed loans (excluding Commercial Markets)[4]	**$412.1**	**$ 9,536**	$ 8,416	$ 7,556	**$372.0**	**$11,843**	$10,863	$ 8,902
Ratio		**2.31%**	2.30%	2.43%		**3.18%**	3.36%	2.98%
Securitized receivables (all in North America Cards)	**(76.1)**	**(1,421)**	(1,285)	(1,282)	**(71.4)**	**(4,529)**	(3,760)	(3,251)
Credit card receivables held-for-sale[5]	**—**	**—**	(121)	(110)	**(3.2)**	**(221)**	(363)	(317)
On-balance sheet loans (excluding Commercial Markets)	**$336.0**	**$ 8,115**	$ 7,010	$ 6,164	**$297.4**	**$ 7,093**	$ 6,740	$ 5,334
Ratio		**2.42%**	2.40%	2.61%		**2.38%**	2.67%	2.36%
		Cash-basis loans				**Net credit losses**		
Commercial Markets Groups[6]	**$ 39.9**	**$ 1,350**	$ 1,299	$ 1,301	**$ 42.2**	**$ 462**	$ 712	$ 823
Ratio		**3.38%**	2.90%	3.13%		**1.09%**	1.76%	2.14%
Total Consumer Loans[7]	**$375.9**				**$339.6**	**7,555**	7,452	6,157
Regional View:								
North America (excluding Mexico)	**$317.8**	**$ 6,794**	$ 6,135	$ 5,458	**$284.8**	**$ 9,322**	$ 8,623	$ 7,322
Ratio		**2.14%**	2.18%	2.34%		**3.27%**	3.55%	3.26%
Mexico	**6.9**	**388**	355	524	**6.7**	**55**	195	98
Ratio		**5.65%**	5.43%	6.65%		**0.82%**	2.85%	2.49%
EMEA	**34.0**	**1,669**	1,253	830	**30.3**	**617**	440	362
Ratio		**4.90%**	4.47%	3.69%		**2.04%**	1.77%	1.68%
Japan	**17.4**	**355**	258	192	**16.8**	**1,331**	1,035	590
Ratio		**2.04%**	1.46%	1.16%		**7.91%**	5.71%	3.52%
Asia (excluding Japan)	**33.1**	**286**	340	395	**30.5**	**398**	393	289
Ratio		**0.86%**	1.19%	1.46%		**1.30%**	1.42%	1.09%
Latin America	**2.9**	**44**	75	157	**2.9**	**120**	177	241
Ratio		**1.50%**	2.48%	3.49%		**4.10%**	5.08%	4.45%
Managed loans (excluding Commercial Markets)[4]	**$412.1**	**$ 9,536**	$ 8,416	$ 7,556	**$372.0**	**$11,843**	$10,863	$ 8,902
Ratio		**2.31%**	2.30%	2.43%		**3.18%**	3.36%	2.98%

(1) The ratios of 90 days or more past due and net credit losses are calculated based on end-of-period and average loans, respectively, both net of unearned income.
(2) Reclassified to conform to the 2003 presentation.
(3) *Private Bank* results are reported as part of the Global Investment Management segment.
(4) This table presents credit information on a managed basis (a non-GAAP measure) and shows the impact of securitizations to reconcile to a held basis, the comparable GAAP measure. Only North America Cards from a product view, and North America from a regional view, are impacted. See a discussion of managed basis reporting on page 75.
(5) Included within Other Assets on the Consolidated Balance Sheet.
(6) Includes CitiCapital collateral-dependent loans.
(7) Total loans and total average loans exclude certain interest and fees on credit cards of approximately $4 billion and $2 billion, respectively, which are included in Consumer Loans on the Consolidated Balance Sheet.

Consumer Loan Balances, Net of Unearned Income

In billions of dollars	End of period			Average		
	2003	2002(1)	2001(1)	**2003**	2002(1)	2001(1)
Total managed (2) (including Commercial Markets)	**$452.0**	$410.3	$352.8	**$414.2**	$364.1	$337.2
Securitized receivables (all in North America Cards)	**(76.1)**	(67.1)	(68.3)	**(71.4)**	(65.2)	(63.8)
Credit card receivables held-for-sale (3)	**—**	(6.5)	(6.5)	**(3.2)**	(6.5)	(9.2)
On-balance sheet (4) (including Commercial Markets)	**$375.9**	$336.7	$278.0	**$339.6**	$292.4	$264.2

(1) Reclassified to conform to the 2003 presentation in the Consumer Credit table.
(2) This table presents loan information on a managed basis (a non-GAAP measure) and shows the impact of securitizations to reconcile to a held basis, the comparable GAAP measure. See a discussion of managed basis reporting on page 75.
(3) Included within Other Assets on the Consolidated Balance Sheet.
(4) Total loans and total average loans exclude certain interest and fees on credit cards of approximately $4 billion and $2 billion, respectively, for 2003 and approximately $1 billion and $1 billion, respectively, for 2002, which are included in Consumer Loans on the Consolidated Balance Sheet.

Total delinquencies 90 days or more past due (excluding Commercial Markets) in the managed portfolio were $9.536 billion or 2.31% of loans at December 31, 2003, compared to $8.416 billion or 2.30% at December 31, 2002 and $7.556 billion or 2.43% at December 31, 2001. Total cash-basis loans in Commercial Markets were $1.350 billion or 3.38% of loans at December 31, 2003, compared to $1.299 billion or 2.90% at December 31, 2002 and $1.301 billion or 3.13% at December 31, 2001. Total managed net credit losses (excluding Commercial Markets) in 2003 were $11.843 billion and the related loss ratio was 3.18%, compared to $10.863 billion and 3.36% in 2002 and $8.902 billion and 2.98% in 2001. In Commercial Markets, total net credit losses were $462 million and the related loss ratio was 1.09% in 2003, compared to $712 million and 1.76% in 2002 and $823 million and 2.14% in 2001. For a discussion of trends by business, see business discussions on pages 51 to 56 and pages 64 to 65.

Citigroup's total allowance for loans, leases and corporate lending commitments of $13.243 billion is available to absorb probable credit losses inherent in the entire portfolio. For analytical purposes only, the portion of Citigroup's allowance for credit losses attributed to the consumer portfolio was $9.088 billion at December 31, 2003, $7.021 billion at December 31, 2002 and $6.190 billion at December 31, 2001. The increase in the allowance for credit losses from 2002 was primarily due to an addition of $2.1 billion associated with the acquisition of Sears and the impact of foreign currency translation, partially offset by the write-off of Argentine compensation notes in the 2003 third quarter. During the year, the impact of improved credit conditions in North America and Latin America, mainly in Argentina which also experienced a decline in loan volumes, was partially offset by increases in the allowance for credit losses attributable to credit conditions in Germany and Japan. The increase in 2002 was primarily related to the $452 million addition associated with the GSB acquisition, a $206 million increase in Citi Cards established in accordance with FFIEC guidance related to past-due interest and late fees and the benefit of strengthening currencies.

On-balance sheet consumer loans of $375.9 billion increased $39.2 billion or 12% from December 31, 2002, primarily driven by the additions of the Sears and Home Depot portfolios, combined with the impact of strengthening currencies and growth in mortgage and other real-estate-secured loans in Consumer Assets, *Consumer Finance* and *Private Bank*. Growth in student loans in North America and margin lending in *Private Bank* also contributed to the growth in consumer loans. Loans in Japan declined in 2003, as a high level of charge-offs and pay-downs were combined with reduced loan demand in the *Consumer Finance* portfolio. In CitiCapital, loans declined in 2003 and 2002, reflecting the liquidation of non-core portfolios including a decline of approximately $1.2 billion resulting from the 2003 sale of the CitiCapital Fleet Services portfolio. The increase in 2002 was primarily driven by the addition of GSB loans, receivable growth in Citi Cards, and growth in mortgage and other real-estate-secured loans, partially offset by the 2002 sale of the $2.0 billion mortgage portfolio in Japan.

Net credit losses, delinquencies and the related ratios are affected by the credit performance of the portfolios, including bankruptcies, unemployment, global economic conditions, portfolio growth and seasonal factors, as well as macro-economic and regulatory policies. Net credit losses are expected to increase from 2003 due to the inclusion of a full year's credit losses for acquired portfolios. Credit loss ratios in North America Cards are expected to increase due to the integration of the Sears and Home Depot portfolios, including the impact of conforming to Citigroup and FFIEC guidelines. Excluding the impact of Sears and Home Depot, management expects that 2004 consumer credit loss rates will be comparable to 2003. This paragraph contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 98.

CORPORATE CREDIT RISK

For corporate clients and investment banking activities across the organization, the credit process is grounded in a series of fundamental policies, including:

- Ultimate business accountability for managing credit risks;
- Joint business and independent risk management responsibility for establishing limits and risk management practices;
- Single center of control for each credit relationship that coordinates credit activities with that client, directly approves or co-approves all extensions of credit to that client, reviews aggregate exposures, and ensures compliance with exposure limits;
- Portfolio limits, including obligor limits by risk rating and by maturity, to ensure diversification and maintain risk/capital alignment;
- A minimum two-authorized credit officer-signature requirement on extensions of credit—one from a sponsoring credit officer in the business and one from a credit officer in independent credit risk management;
- Uniform risk measurement standards, including risk ratings, which must be assigned to every obligor and facility in accordance with Citigroup standards; and
- Consistent standards for credit origination, measurement and documentation, as well as problem recognition, classification and remedial action.

These policies apply universally across corporate clients and investment banking activities. Businesses that require tailored credit processes, due to unique or unusual risk characteristics in their activities, may only do so under a Credit Program that has been approved by independent credit risk management. In all cases, the above policies must be adhered to, or specific exceptions must be granted by independent credit risk management.

The following table presents the corporate credit portfolio, before consideration of collateral, by maturity at December 31, 2003. The corporate portfolio is broken out by direct outstandings which include drawn loans, overdrafts, interbank placements, banker's acceptances, certain investment securities and leases, and unfunded commitments which include unused commitments to lend, letters of credit and financial guarantees.

In billions of dollars	Within 1 year	Greater than 1 year but within 5	Greater than 5 years	Total exposure
Direct outstandings	$136	$ 37	$11	$184
Unfunded commitments	138	70	10	218
Total	$274	$107	$21	$402

Credit Exposure Arising from Derivatives and Foreign Exchange

The following table summarizes the components of derivatives receivables, representing the fair value of the derivative contracts before taking into account the effects of legally enforceable master netting agreements at December 31, 2003 and 2002. The fair value represents the cost to replace the contracts at current market rates should the counterparty default.

Type of Derivative

In millions of dollars	**2003**	2002
Interest rate	**$163,446**	$172,390
Foreign exchange	**72,239**	44,055
Credit derivatives	**2,101**	1,479
Equity	**7,564**	6,258
Commodity and other	**4,945**	1,885
Total	**$250,295**	$226,067

Legally enforceable master netting agreements are in place which permit the Company to net receivables and payables with the same counterparty across different underlying derivative contracts. The amount of netting under these agreements at December 31, 2003 and 2002 was $186.1 billion and $182.7 billion, respectively. In addition, the Company obtained cash collateral from counterparties that further served to reduce exposure. After taking into account the benefit of netting and collateral, derivatives receivables recorded on the balance sheet as Trading Account Assets at December 31, 2003 and 2002 were $55.3 billion and $37.5 billion, respectively.

The Company's credit exposure on derivatives and foreign exchange contracts is primarily to professional counterparties in the financial sector, with 79% arising from transactions with banks, investment banks, governments and central banks, and other financial institutions.

For purposes of managing credit exposure on derivative and foreign exchange contracts, particularly when looking at exposure to a single counterparty, the Company measures and monitors credit exposure taking into account the current mark-to-market value of each contract plus a prudent estimate of its potential change in value over its life. This measurement of the potential future exposure for each credit facility is based on a stressed simulation of market rates and generally takes into account legally enforceable risk-mitigating agreements for each obligor such as netting and margining. The following table presents the global derivatives portfolio by internal obligor credit rating at December 31, 2003 and 2002, as a percentage of credit exposure:

	2003	2002
AAA/AA/A	**78%**	76%
BBB	**12%**	14%
BB/B	**8%**	8%
Unrated	**2%**	2%

The following table presents the global derivative portfolio by industry of the obligor as a percentage of credit exposure:

	2003	2002
Financial institutions	**70%**	72%
Governments	**9%**	8%
Corporations	**21%**	20%

Portfolio Mix

The corporate credit portfolio is geographically diverse by region. The following table shows direct outstandings and unfunded commitments by region:

	Dec. 31, 2003	Dec. 31, 2002
North America	**43%**	43%
EMEA	**29%**	27%
Japan	**3%**	4%
Asia	**13%**	13%
Latin America	**5%**	6%
Mexico	**7%**	7%
Total	**100%**	100%

It is corporate credit policy to maintain accurate and consistent risk ratings across the corporate credit portfolio. This facilitates the comparison of credit exposures across all lines of business, geographic region and product. All internal risk ratings must be derived in accordance with the Corporate Risk Rating Policy. Any exception to the policy must be approved by the Citigroup Senior Risk Officer. The Corporate Risk Rating Policy establishes standards for the derivation of obligor and facility risk ratings that are generally consistent with the approaches used by the major rating agencies.

Obligor risk ratings reflect an estimated probability of default for an obligor, and are derived primarily through the use of statistical models which are validated periodically, external rating agencies (under defined circumstances), or approved scoring or judgmental methodologies. Facility risk ratings are assigned, using the obligor risk rating, and then taken into consideration are factors that affect the loss-given-default of the facility such as parent support, collateral, or structure.

Internal obligor ratings equivalent to BBB and above are considered investment-grade. Ratings below the equivalent of BBB are considered non-investment-grade.

The following table presents the corporate credit portfolio by facility risk rating at December 31, 2003 and 2002, as a percentage of the total portfolio:

	Direct outstandings and unfunded commitments	
	2003	2002
AAA/AA/A	**53%**	52%
BBB	**26%**	24%
BB/B	**16%**	20%
CCC or below	**2%**	2%
Unrated	**3%**	2%
	100%	100%

The corporate credit portfolio is diversified by industry with a concentration only to the financial sector which includes banks, other financial institutions, investment banks, and government and central banks. The following table shows the allocation of direct outstandings and unfunded commitments to industries as a percentage of the total corporate portfolio:

	Direct outstandings and unfunded commitments	
	2003	2002
Government and central banks	**14%**	13%
Other financial institutions	**8%**	8%
Banks	**6%**	6%
Insurance	**5%**	5%
Investment banks	**5%**	3%
Utilities	**4%**	5%
Agricultural and food preparation	**4%**	4%
Telephone and cable	**4%**	4%
Petroleum	**3%**	3%
Industrial machinery and equipment	**3%**	3%
Autos	**3%**	2%
Freight transportation	**2%**	2%
Global information technology	**2%**	3%
Chemicals	**2%**	2%
Metals	**2%**	2%
Other industries (1)	**33%**	35%
Total	**100%**	100%

(1) Includes all other industries, none of which exceeds 2% of total outstandings.

Credit Risk Mitigation

As part of its overall risk management activities, the Company makes use of credit derivatives and other risk mitigants to hedge portions of the credit risk in its portfolio, in addition to outright asset sales. The effect of these transactions is to transfer credit risk to creditworthy, independent third parties. Beginning in the fourth quarter of 2003, the results of the mark-to-market and any realized gains or losses on credit derivatives are reflected in the Principal Transactions line on the Consolidated Statement of Income. At December 31, 2003 and 2002, $11.1 billion and $9.6 billion, respectively, of credit risk exposure was economically hedged. The reported amounts of direct outstandings and unfunded commitments in this report do not reflect the impact of these hedging transactions. At December 31, 2003 and 2002, the credit protection was economically hedging underlying credit exposure with the following risk rating distribution:

Rating of Hedged Exposure

	2003	2002
AAA/AA/A	**32%**	35%
BBB	**57%**	55%
BB/B	**10%**	9%
CCC or below	**1%**	1%
	100%	100%

At December 31, 2003 and 2002, the credit protection was economically hedging underlying credit exposure with the following industry distribution:

Industry of Hedged Exposure

	2003	2002
Utilities	**14%**	12%
Other financial institutions	**11%**	8%
Telephone and cable	**9%**	14%
Agriculture and food preparation	**8%**	7%
Autos	**7%**	3%
Global information technology	**5%**	6%
Industrial machinery and equipment	**5%**	6%
Business services	**4%**	4%
Banks	**4%**	3%
Petroleum	**4%**	4%
Other (1)	**29%**	33%
	100%	100%

(1) Includes all other industries none of which is greater than 4% of the total hedged amount.

GLOBAL CORPORATE PORTFOLIO REVIEW

Corporate loans are identified as impaired and placed on a non-accrual basis when it is determined that the payment of interest or principal is doubtful of collection or when interest or principal is past due for 90 days or more, except when the loan is well secured and in the process of collection. Impaired corporate loans are written down to the extent that principal is judged to be uncollectible. Impaired collateral-dependent loans are written down to the lower of cost or collateral value, less disposal costs.

The following table summarizes corporate cash-basis loans and net credit losses:

In millions of dollars	2003	2002(1)	2001(1)
Corporate cash-basis loans (2)			
Capital Markets and Banking	**$3,263**	$3,423	$2,423
Transaction Services	**156**	572	464
Total corporate cash-basis loans	**$3,419**	$3,995	$2,887
Net credit losses			
Capital Markets and Banking	**$1,191**	$1,349	$ 850
Transaction Services	**23**	165	21
Private Client Services (3)	**—**	6	—
Investment Activities (4)	**(3)**	31	—
Total net credit losses	**$1,211**	$1,551	$ 871
Corporate allowance for credit losses	**$3,555**	$4,080	$3,498
Corporate allowance for credit losses on unfunded lending commitments (5)	**600**	567	450
Total corporate allowance for loans, leases and unfunded lending commitments	**$4,155**	$4,647	$3,948
As a percentage of total corporate loans (6)	**3.62%**	3.70%	3.08%

(1) Reclassified to conform to the 2003 presentation.
(2) Cash-basis loans for the insurance subsidiaries and Proprietary Investment Activities businesses were $62 million for 2002 and $21 million for 2001, which are included in Other Assets on the Consolidated Balance Sheet in 2003.
(3) Private Client Services is included within the Private Client Services segment.
(4) Investment Activities results are reported in the Proprietary Investment Activities segment.
(5) Represents additional reserves recorded within Other Liabilities on the Consolidated Balance Sheet.
(6) Does not include the allowance for unfunded lending commitments.

Corporate cash-basis loans were $3.419 billion, $3.995 billion and $2.887 billion at December 31, 2003, 2002 and 2001, respectively. Cash-basis loans decreased $576 million from December 31, 2002 due to a $416 million decrease in *Transaction Services* and a $160 million decrease in *Capital Markets and Banking*. *Transaction Services* decreased primarily due to a reclassification of cash-basis loans ($248 million) in Mexico to *Capital Markets and Banking* and charge-offs in Argentina and Poland. *Capital Markets and Banking* decreased primarily due to decreases to corporate borrowers in Argentina and New Zealand, as well as reductions in the telecommunications industry, partially offset by the reclassification of cash-basis loans ($248 million) in Mexico from *Transaction Services* and increases on exposure to a single European counterparty and the energy industry.

Cash-basis loans increased $1.108 billion in 2002 due to increases in *Capital Markets and Banking* and *Transaction Services*. *Capital Markets and Banking* primarily reflects increases in the energy and telecommunications industries combined with increases in Argentina, Brazil, Thailand, and Australia. *Transaction Services* increased primarily due to increases in trade finance receivables in Argentina and Brazil.

Total corporate Other Real Estate Owned (OREO) was $105 million, $75 million and $155 million at December 31, 2003, 2002 and 2001, respectively. The $80 million decrease in 2002 from 2001 reflects improvements in the North America real estate portfolio.

Total corporate loans outstanding at December 31, 2003 were $98 billion as compared to $110 billion and $113 billion at December 31, 2002 and 2001, respectively.

Total corporate net credit losses of $1,211 million in 2003 decreased $340 million compared to 2002, primarily due to the absence of prior-year net credit losses for Argentina and exposures in the energy and telecommunications industries, reflecting improvements in the overall credit environment, partially offset by $345 million of credit losses related to exposure to a single European counterparty and credit losses to corporate borrowers in Poland. Total corporate net credit losses of $1.551 billion in 2002 increased $680 million compared to 2001 primarily due to higher net credit losses in the energy and telecommunications industries and Argentina.

Citigroup's allowance for credit losses for loans, leases and lending commitments of $13.243 billion is available to absorb probable credit losses inherent in the entire portfolio. For analytical purposes only, the portion of Citigroup's allowance for credit losses attributed to the corporate portfolio was $4.155 billion at December 31, 2003, compared to $4.647 billion at December 31, 2002 and $3.948 billion at December 31, 2001. The allowance attributed to corporate loans and leases as a percentage of corporate loans was 3.62% at December 31, 2003, as compared to 3.70% and 3.08% at December 31, 2002 and 2001, respectively. The $492 million decrease in the total allowance at December 31, 2003 from December 31, 2002, primarily reflects reserve releases of $300 million due to continued improvement in the portfolio. The $699 million increase in the total allowance at December 31, 2002 from December 31, 2001, primarily reflects reserves established as a result of the impact of the deterioration in the Argentine economy and the telecommunications and energy industries on the commercial portfolio. Losses on corporate lending activities and the level of cash-basis loans can vary widely with respect to timing and amount, particularly within any narrowly-defined business or loan type. Corporate net credit losses and cash-basis loans are expected to improve from 2003 levels reflecting improving global economic conditions. This statement is a forward-looking statement within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 98.

LOAN MATURITIES AND SENSITIVITY TO CHANGES IN INTEREST RATES

In millions of dollars at year-end	Due within 1 year	Over 1 year but within 5 years	Over 5 years	Total
Maturities of the gross corporate loan portfolio				
In U.S. offices				
Commercial and industrial loans	$ 5,922	$ 7,064	$2,221	$15,207
Mortgage and real estate	37	44	14	95
Lease financing	783	934	293	2,010
In offices outside the U.S.	52,034	25,301	3,718	81,053
Total corporate loan portfolio	$58,776	$33,343	$6,246	$98,365
Sensitivity of loans due after one year to changes in interest rates (1)				
Loans at predetermined interest rates		$ 7,401	$2,548	
Loans at floating or adjustable interest rates		25,942	3,698	
Total		$33,343	$6,246	

(1) Based on contractual terms. Repricing characteristics may effectively be modified from time to time using derivative contracts. See Notes 25 and 27 to the Consolidated Financial Statements.

MARKET RISK MANAGEMENT PROCESS

Market risk at Citigroup—like credit risk—is managed through corporate-wide standards and business policies and procedures. Market risks are measured in accordance with established standards to ensure consistency across businesses and the ability to aggregate like risks at the Citigroup-level. Each business is required to establish, and have approved by independent market risk management, a market risk limit framework, including risk measures, limits and controls, that clearly defines approved risk profiles and is within the parameters of Citigroup's overall risk appetite.

Businesses, working in conjunction with independent Market Risk Management, must ensure that market risks are independently measured, monitored, and reported to ensure transparency in risk-taking activities and integrity in risk reports. In all cases, the businesses are ultimately responsible for the market risks that they take and for remaining within their defined limits.

Market risk encompasses liquidity risk and price risk, both of which arise in the normal course of business of a global financial intermediary. Liquidity risk is the risk that some entity, in some location and in some currency, may be unable to meet a financial commitment to a customer, creditor, or investor when due. Liquidity risk is discussed in the "Capital Resources and Liquidity" section on page 89. Price risk is the risk to earnings that arises from changes in interest rates, foreign exchange rates, equity and commodity prices, and in their implied volatilities. Price risk arises in Non-trading Portfolios, as well as in Trading Portfolios.

Non-Trading Portfolios

During the second quarter of 2003, Citigroup implemented a revised market risk management policy for its non-trading portfolios. Under this policy, there is a uniform set of standards for defining, measuring, limiting, and reporting market risk in non-trading portfolios in order to ensure consistency across businesses, stability in methodologies and transparency of risk.

Price risk in non-trading portfolios is measured predominantly through Interest Rate Exposure and factor sensitivity techniques. These techniques are supplemented with additional measurements, including stress testing the impact on earnings and equity for non-linear interest rate movements, and analysis of portfolio duration, basis risk, spread risk, volatility risk, and cost-to-close.

Business units manage the potential earnings effect of interest rate movements by managing the asset and liability mix, either directly or through the use of derivative financial products. These include interest rate swaps and other derivative instruments that are designated and effective as hedges. The utilization of derivatives is determined based on changing market conditions as well as to changes in the characteristics and mix of the related assets and liabilities.

Interest Rate Exposure is the primary corporate-wide method for measuring price risk in Citigroup's non-trading portfolios (excluding the insurance companies). Interest Rate Exposure measures the pretax earnings impact of specified upward and downward instantaneous parallel 50, 100, and 200 basis point shifts in the individual currency yield curve assuming a static portfolio. Citigroup measures this impact over one-year, five-year, and ten-year time horizons under business-as-usual conditions.

The Interest Rate Exposure is calculated separately for each currency and reflects the repricing gaps in the position as well as option positions, both explicit and embedded. Citigroup aggregates its Interest Rate Exposure on a daily basis by business, geography, and currency.

The following table illustrates the impact to Citigroup's pretax earnings over a one-year and five-year time horizon from a 100 basis point increase and a 100 basis point decrease in the yield curves applicable to various currencies, the primary scenarios evaluated by senior management.

Citigroup Interest Rate Exposure (Impact on Pretax Earnings)[1]

	December 31, 2003		December 31, 2002	
In millions of dollars	**Increase**	**Decrease**	Increase	Decrease
U.S. dollar				
Twelve months and less	**$(793)**	**$ 266**	$(822)	$969
Discounted five year	**558**	**(2,739)**	(362)	589
Mexican peso[2]				
Twelve months and less	**$ 55**	**$ (55)**	$ 34	$ (34)
Discounted five year	**226**	**(226)**	11	(11)
Euro[3]				
Twelve months and less	**$ (86)**	**$ 86**		
Discounted five year	**32**	**(32)**		
Japanese yen[3]				
Twelve months and less	**$ 65**	**NM**[4]		
Discounted five year	**142**	**NM**[4]		
Pound sterling[3]				
Twelve months and less	**$ 31**	**$ (31)**		
Discounted five year	**142**	**(142)**		

(1) Excludes the insurance companies (see below).
(2) Mexican peso amounts as of December 31, 2002 have been restated from a statistical equivalent basis to a 100 basis point change in interest rates.
(3) Prior-period data as of December 31, 2002 for the euro, Japanese yen and pound sterling under the revised Citigroup market risk management policy is not available. Earnings-at-risk for these currencies was not material in prior periods.
(4) Not meaningful. A 100 basis point decrease in interest rates would imply negative rates for the Japanese yen yield curve.

The change in U.S. dollar Interest Rate Exposure from the prior year reflects changes in the aggregate asset/liability mix, changes in actual and projected pre-payments for mortgages and mortgage-related investments, as well as Citigroup's view of prevailing interest rates.

Insurance Companies

The table below reflects the estimated decrease in the fair value of financial instruments held in the insurance companies as of December 31, 2003 and 2002, as a result of a 100 basis point increase in interest rates.

In millions of dollars	**2003**	2002
Assets		
Investments	**$2,226**	$1,897
Liabilities		
Long-term debt	**$ 8**	$ 11
Contractholder funds	**996**	932

A significant portion of the insurance companies' liabilities (e.g., insurance policy and claims reserves) are not financial instruments and are excluded from the above sensitivity analysis. Corresponding changes in fair value of these accounts, based on the present value of estimated cash flows, would materially mitigate the impact of the net decrease in values implied above. The analysis also excludes all financial instruments, including long-term debt, identified with trading activities. The analysis reflects the estimated gross change in value resulting from a change in interest rates only and is not comparable to the interest rate exposure used for the Citigroup non-trading portfolios or the value-at-risk used for the trading portfolios.

Trading Portfolios

Price risk in trading portfolios is measured through a complementary set of tools, including factor sensitivities, value-at-risk, and stress testing. Each trading portfolio has its own market risk limit framework, encompassing these measures and other controls, including permitted product lists and a new product approval process for complex products, established by the business and approved by independent market risk management.

Factor sensitivities are defined as the change in the value of a position for a defined change in a market risk factor (e.g., the change in the value of a Treasury bill for a 1 basis point change in interest rates). It is the responsibility of independent market risk management to ensure that factor sensitivities are calculated, monitored and, in most cases, limited, for all relevant risks taken in a trading portfolio.

Value-at-risk estimates the potential decline in the value of a position or a portfolio, under normal market conditions, over a one-day holding period, at a 99% confidence level. The value-at-risk method incorporates the factor sensitivities of the trading portfolio with the volatilities and correlations of those factors. Citigroup's value-at-risk is based on the volatilities of, and correlations between, approximately 100,000 market risk factors, including factors that track the specific issuer risk in debt and equity securities.

Stress testing is performed on trading portfolios on a regular basis, to estimate the impact of extreme market movements. Stress testing is performed on individual trading portfolios, as well as on aggregations of portfolios and businesses, as appropriate. It is the responsibility of independent market risk management, in conjunction with the businesses, to develop stress scenarios, review the output of periodic stress testing exercises, and utilize the information to make judgments as to the ongoing appropriateness of exposure levels and limits.

Risk capital for market risk in trading portfolios is based on an annualized value-at-risk figure, with adjustments for unused limit capacity and intra-day trading activity.

Total revenue of the trading business consists of customer revenue, which includes spreads from customer flow and positions taken to facilitate customer orders, proprietary trading activities in both cash and derivative transactions and net interest revenue. All trading positions are marked-to-market with the result reflected in earnings. Even if a desk experiences a mark-to-market loss equivalent to its value-at-risk, its daily profit and loss could still be positive, primarily due to customer flow revenue. In 2003, negative trading-related revenue was recorded for four of 251 trading days. Of the four days on which negative revenue was recorded, only one was greater than $30 million and this day was less than $35 million. The following histogram of total daily revenue or loss captures trading volatility and shows the number of days in which the Company's trading-related revenues fell within particular ranges.

Histogram of Daily Trading-Related Revenue — Twelve Months Ended December 31, 2003



Number of trading days
60
50
40
30
20
10
0
-40-30
-30-20
-20-10
-10-0
0-10
10-20
20-30
30-40
40-50
50-60
60-70
70-80
80-90
90-100
100-110
110-120
120-130
130-140
Revenue (in millions of dollars)

Citigroup periodically performs extensive back-testing of many hypothetical test portfolios as one check on the accuracy of its Value-at-Risk. Back-testing is the process in which the ex-ante daily Value-at-Risk of a test portfolio is compared to the ex-post daily change in the market value of its transactions. Back-testing is conducted to ascertain if in fact we are measuring potential market loss at the 99% confidence level. A daily trading loss in excess of a 99% confidence level Value-at-Risk should occur on average only 1% of the time. In all cases, thus far, Citigroup's VAR has met this requirement.

New and/or complex products in trading portfolios are required to be reviewed and approved by the Capital Markets Approval Committee (CMAC). The CMAC is responsible for ensuring that relevant risks are identified and understood, and can be measured, managed and reported in accordance with applicable business policies and practices. The CMAC is made up of senior representatives from market and credit risk management, legal, accounting, operations, and other support areas.

The level of price risk exposure at any given point in time depends on the market environment and expectations of future price and market movements, and will vary from period to period.

For Citigroup's major trading centers, the aggregate pretax Value-at-Risk in the trading portfolios was $83 million at December 31, 2003 and 2002. Daily exposures averaged $80 million in 2003 and ranged from $64 million to $128 million.

The following table summarizes Value-at-Risk in the trading portfolios as of December 31, 2003 and 2002, along with the averages:

In millions of dollars	**Dec. 31, 2003**	**2003 Average**	Dec. 31, 2002	2002 Average
Interest rate	**$ 83**	**$ 79**	$ 75	$ 54
Foreign exchange	**14**	**21**	25	16
Equity	**17**	**15**	12	18
Commodity	**13**	**8**	5	13
Covariance adjustment	**(44)**	**(43)**	(34)	(35)
Total	**$ 83**	**$ 80**	$ 83	$ 66

The table below provides the range of Value-at-Risk in the trading portfolios that was experienced during 2003 and 2002:

	2003		2002	
In millions of dollars	**Low**	**High**	Low	High
Interest rate	**$55**	**$107**	$41	$75
Foreign exchange	**11**	**34**	5	32
Equity	**7**	**87**	8	51
Commodity	**2**	**32**	4	26

OPERATIONAL RISK MANAGEMENT PROCESS

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events. It includes reputation and franchise risks associated with business practices or market conduct that the Company may undertake with respect to activities in a fiduciary role, as principal, as well as agent, or through a special-purpose vehicle.

The management of operational risk is continuing to evolve into a distinct discipline with its own risk management structure, tools, and process, much like credit and market risk. The Citigroup Operational Risk Policy (the Policy) codifies the core governing principles for operational risk management and provides the framework to identify, control, monitor, measure, test, and report operational risks in a consistent manner across the Company. The Policy requires each business to identify its operational risks and establish controls for those risks to ensure compliance with laws, regulations, regulatory administrative actions, and Citigroup policies. It also requires that all businesses report their operational risk losses in accordance with Policy definitions into a standardized database.

Citigroup's operational risk framework includes the following core operational risk principles, which apply to all of Citigroup's businesses (certain newly acquired businesses are granted temporary exemptions to this policy):

- Senior Business Managers are accountable for managing Operational Risk.
- Citigroup has a system of checks and balances in place for operational risk management including:
  —an independent operational risk oversight function, reporting to the Citigroup Senior Risk Officer
  —a formal governance structure established by the Citigroup Controller and Chief Accounting Officer, jointly with the Head of Operational Risk for Citigroup, to provide direction, oversight, and monitoring of Citigroup's Risk and Control Self-Assessment (RCSA) programs
  —an independent Audit and Risk Review function
- Each major Citigroup business segment must have approved business-specific policies and procedures for managing operational risk including risk identification, mitigation, monitoring, measurement, and reporting, as well as processes for ensuring compliance with corporate policies and applicable laws and regulations.

The operational risk framework including the Policy and its requirements facilitates the aggregation of operational risks across products and businesses and promotes effective communication of those risks to management. Information about the businesses' operational risks and losses is reported regularly to the Citigroup Risk Management Committee and to the Citigroup Board of Directors. This includes information about the allocation of Risk Capital for operational risk to each business. Risk Capital is calculated based on an estimate of the operational loss potential for each major line of business adjusted for the quality of its control environment. Citigroup's methodologies for calculating capital continue to evolve to accommodate use of the increasing amounts of data that are becoming available as a product of the operational risk framework. Citigroup's operational risk framework facilitates the Company's response to the requirements of emerging regulatory guidance on operational risk, including those related to Basel 2 capital calculations.

Risk and Control Self-Assessment

During 2003, a formal governance structure was established to provide direction, oversight, and monitoring of Citigroup's RCSA programs. The Policy was amended to incorporate standards for risk and control self-assessment that are applicable to all businesses and to establish RCSA as the process whereby risks that are inherent in a business' strategy, objectives, and activities are identified and the effectiveness of the controls over those risks are evaluated and monitored. RCSA is based on COSO (The Committee of Sponsoring Organizations of the Treadway Commission) principles, which have been adopted as the minimum standards for all internal control reviews that comply with Sarbanes-Oxley, FDICIA or operational risk requirements. The policy requires, on a quarterly basis, businesses and staff functions to perform an RCSA that includes documentation of the control environment and policies, assessing the risks and controls, testing commensurate with risk level, corrective action tracking for control breakdowns or deficiencies and periodic reporting, including reporting to senior management and the Audit Committee. Beginning in 2004, the entire process is subject to audit by Citigroup's Audit and Risk Review with reporting to the Audit and Risk Management Committee of the Board.

Information Security and Continuity of Business

In October 2003, Citigroup formed an Executive Council of senior business managers to oversee information security and continuity of business policy and implementation. These are important issues for the Company and the entire industry in light of the risk environment. Significant upgrades to the Company's processes are continuing.

The Information Security Program complies with the Gramm-Leach Bliley Act and other regulatory guidance. The Citigroup Information Security Office conducted an end-to-end review of company-wide risk management processes for mitigating, monitoring, and responding to information security risk.

Citigroup mitigates business continuity risks by its long-standing practice of annual testing and review of recovery procedures by business units. The Citigroup Office of Business Continuity and the Global Continuity of Business Committee oversee this broad program area. Together, these groups issued a corporate-wide Continuity of Business policy effective January 2003 to improve consistency in contingency planning standards across the Company.

COUNTRY AND CROSS-BORDER RISK MANAGEMENT PROCESS

Country Risk

The Citigroup Country Risk Committee is chaired by senior international business management, and includes as its members business managers and independent risk managers from around the world. The committee's primary objective is to strengthen the management of country risk, defined as the total risk to the Company of an event that impacts a country. The committee regularly reviews all risk exposures within a country, makes recommendations as to actions, and follows up to ensure appropriate accountability.

Cross-Border Risk

The Company's cross-border outstandings reflect various economic and political risks, including those arising from restrictions on the transfer of funds as well as the inability to obtain payment from customers on their contractual obligations as a result of actions taken by foreign governments such as exchange controls, debt moratorium, and restrictions on the remittance of funds.

Management oversight of cross-border risk is performed through a formal country risk review process that includes setting of cross-border limits, at least annually, in each country in which Citigroup has cross-border exposure, monitoring of economic conditions globally and within individual countries with proactive action as warranted, and the establishment of internal risk management policies. Under FFIEC guidelines, total cross-border outstandings include cross-border claims on third parties as well as investments in and funding of local franchises. Cross-border claims on third parties (trade, short-term, and medium- and long-term claims) include cross-border loans, securities, deposits with banks, investments in affiliates, and other monetary assets, as well as net revaluation gains on foreign exchange and derivative products.

The cross-border outstandings are reported by assigning externally guaranteed outstandings to the country of the guarantor and outstandings for which tangible, liquid collateral is held outside of the obligor's country to the country in which the collateral is held. For securities received as collateral, outstandings are assigned to the domicile of the issuer of the securities.

Investments in and funding of local franchises represent the excess of local country assets over local country liabilities. Local country assets are claims on local residents recorded by branches and majority-owned subsidiaries of Citigroup domiciled in the country, adjusted for externally guaranteed outstandings and certain collateral. Local country liabilities are obligations of branches and majority-owned subsidiaries of Citigroup domiciled in the country, for which no cross-border guarantee is issued by Citigroup offices outside the country.

In regulatory reports under FFIEC guidelines, cross-border resale agreements are presented based on the domicile of the issuer of the securities that are held as collateral. However, for purposes of the following table, cross-border resale agreements are presented based on the domicile of the counterparty because the counterparty has the legal obligation for repayment. Similarly, under FFIEC guidelines, long trading securities positions are required to be reported on a gross basis. However, for purposes of the following table, certain long and short securities positions are presented on a net basis consistent with internal cross-border risk management policies, reflecting a reduction of risk from offsetting positions.

The table below shows all countries where total FFIEC cross-border outstandings exceed 0.75% of total Citigroup assets:

	December 31, 2003									December 31, 2002	
	Cross-border claims on third parties				Investments in local franchises						
In billions of dollars	Trading and short-term claims[1]	Resale agreements	All other	Total	Local country assets	Local country liabilities	Net investments in and funding of local franchises[2]	Total cross-border outstandings	Commitments[3]	Total cross-border outstandings	Commitments[3]
United Kingdom	$ 8.1	$21.6	$2.7	$32.4	$36.5	$59.1	$ —	$32.4	$28.3	$13.8	$26.3
Germany	13.3	2.2	1.5	17.0	19.6	14.9	4.7	21.7	14.5	19.0	10.9
France	6.3	7.4	1.1	14.8	0.8	0.9	—	14.8	7.9	15.9	5.9
Italy	11.4	1.0	0.3	12.7	3.9	2.4	1.5	14.2	2.3	11.3	1.6
Japan	2.3	7.8	1.6	11.7	30.8	42.2	—	11.7	0.5	9.4	0.4
Canada	3.1	0.3	1.2	4.6	12.5	6.9	5.6	10.2	2.2	7.0	2.1
Netherlands	6.0	0.7	1.7	8.4	0.1	1.3	—	8.4	3.7	9.9	4.1
Australia	2.6	0.5	0.7	3.8	18.2	13.8	4.4	8.2	0.2	3.3	0.2
Mexico[4]	2.4	—	4.3	6.7	41.3	40.4	0.9	7.6	0.5	9.1	0.5
Brazil	2.1	—	1.5	3.6	5.2	3.3	1.9	5.5	0.1	7.5	—

(1) Trading and short-term claims include cross-border debt and equity securities held in the trading account, trade finance receivables, net revaluation gains on foreign exchange and derivative contracts, and other claims with a maturity of less than one year.
(2) If local country liabilities exceed local country assets, zero is used for net investments in and funding of local franchises.
(3) Commitments (not included in total cross-border outstandings) include legally binding cross-border letters of credit and other commitments and contingencies as defined by the FFIEC.
(4) For further information on Mexico, see Note 26 to the Consolidated Financial Statements.

Total cross-border outstandings under FFIEC guidelines, including cross-border resale agreements based on the domicile of the issuer of the securities that are held as collateral, and long securities positions reported on a gross basis at December 31, 2003, 2002, and 2001, respectively, were (in billions): the United Kingdom ($14.6, $9.9, and $9.3), Germany ($41.4, $26.5, and $19.5), France ($17.5, $11.7, and $13.5), Italy ($18.7, $20.3, and $12.8), Japan ($11.9, $9.3, and $6.5), Canada ($11.5, $7.3, and $8.9), the Netherlands ($10.0, $7.8, and $6.9), Australia ($9.8, $3.4, and $2.2), Mexico ($9.0, $10.4, and $13.2), and Brazil ($6.8, $8.8, and $11.9).

Cross-border commitments (in billions) at December 31, 2001 were $16.8 for the United Kingdom, $7.3 for Germany, $8.7 for France, $2.4 for Italy, $3.3 for Japan, $3.4 for Canada, $3.0 for the Netherlands, $0.2 for Australia, $0.6 for Mexico, and $0.3 for Brazil.

The sector percentage allocation for bank, public and private cross-border claims, respectively, on third parties under FFIEC guidelines at December 31, 2003 was: the United Kingdom (17%, 16%, and 67%), Germany (25%, 56%, and 19%), France (21%, 46%, and 33%), Italy (4%, 81%, and 15%), Japan (3%, 42%, and 55%), Canada (21%, 27%, and 52%), the Netherlands (27%, 13%, and 60%), Australia (25%, 31%, and 44%), Mexico (0%, 47%, and 53%), and Brazil (11%, 18%, and 71%).

The following table shows cross-border outstandings to our 10 largest non-OECD countries:

	December 31, 2003									December 31, 2002	
	Cross-border claims on third parties				Investments in local franchises						
In billions of dollars	Trading and short-term claims[1]	Resale agreements	All other	Total	Local country assets	Local country liabilities	Net investments in and funding of local franchises[2]	Total cross-border outstandings	Commitments[3]	Total cross-border outstandings	Commitments[3]
Taiwan	$1.2	$4.4	$0.8	$6.4	$ 8.1	$11.6	$ —	$6.4	$0.2	$2.6	$0.5
Brazil	2.1	—	1.5	3.6	5.2	3.3	1.9	5.5	0.1	7.5	—
India	1.3	—	0.9	2.2	7.3	5.6	1.7	3.9	0.4	3.1	0.3
Chile	0.3	—	0.4	0.7	3.1	2.2	0.9	1.6	0.2	1.2	0.1
Russia	0.3	0.4	0.4	1.1	1.5	1.1	0.4	1.5	0.1	1.4	—
Thailand	0.3	0.5	—	0.8	2.8	2.1	0.7	1.5	0.1	1.3	0.1
Singapore	1.0	0.1	0.1	1.2	12.7	24.1	—	1.2	0.2	1.0	1.2
Hong Kong	0.9	0.1	0.1	1.1	8.9	20.1	—	1.1	0.1	1.1	0.2
South Africa	0.6	—	0.3	0.9	2.2	3.7	—	0.9	0.2	0.6	0.4
Colombia	0.5	—	0.1	0.6	1.0	0.8	0.2	0.8	0.1	1.0	0.1

(1) Trading and short-term claims include cross-border debt and equity securities held in the trading account, trade finance receivables, net revaluation gains on foreign exchange and derivative contracts, and other claims with a maturity of less than one year.
(2) If local country liabilities exceed local country assets, zero is used for net investments in and funding of local franchises.
(3) Commitments (not included in total cross-border outstandings) include legally binding cross-border letters of credit and other commitments and contingencies as defined by the FFIEC.

General

At December 31, 2003, total assets were $1.3 trillion, an increase of $166.4 billion or 15% from the prior year. At December 31, 2003, total assets were primarily comprised of loans (net of unearned income) of $478.0 billion or 38% of total assets, trading assets of $235.3 billion or 19% of total assets, investments of $182.9 billion or 14% of total assets and federal funds sold and securities borrowed or purchased under agreements to resell of $172.2 billion or 14% of total assets. Total average interest-earning assets were $1,007.1 billion compared to $867.0 billion in 2002. Supporting this asset growth was a $43.1 billion or 10% increase in total deposits, a $41.3 billion or 26% increase in short- and long-term borrowings, a $30.4 billion or 33% increase in trading account liabilities, an $18.5 billion or 11% increase in federal funds purchased and securities loaned or sold under agreements to repurchase, and a $9.1 billion or 18% increase in contractholder funds and separate and variable accounts. In addition, at December 31, 2003, total stockholders' equity increased $11.3 billion to $98.0 billion, up 13% from the prior year. See "Capital Resources and Liquidity" on page 89 for further discussions on capital and liquidity.

Factors Affecting Financial Position

2003

In July 2003, Citigroup completed the acquisition of The Home Depot private-label portfolio (Home Depot), which added $6.0 billion in receivables and 12 million accounts. See Note 2 to the Consolidated Financial Statements.

On November 3, 2003, Citigroup acquired the Sears' Credit Card and Financial Products business (Sears). This transaction resulted in an increase in assets at December 31, 2003 of approximately $32.4 billion, primarily comprised of $28.6 billion in credit card receivables and $5.8 billion in intangible assets and goodwill, slightly offset by the addition of $2.1 billion in credit loss reserves. The transaction also resulted in an increase in long-term debt of approximately $10.0 billion. See Note 2 to the Consolidated Financial Statements.

2002

On August 20, 2002, Citigroup completed the tax-free distribution to its stockholders of a majority portion of its remaining ownership interest in TPC. This non-cash transaction resulted in a reduction in assets at December 31, 2002 of approximately $53.6 billion, primarily comprised of $30.1 billion in investments and $9.8 billion in reinsurance recoverable. Liabilities were reduced by approximately $42.5 billion, primarily comprised of a $34.1 billion reduction in insurance policy claims. See Note 3 to the Consolidated Financial Statements.

On November 6, 2002, Citigroup completed its acquisition of GSB. This transaction resulted in an increase in assets at December 31, 2002 of approximately $56.0 billion. The impact on the balance sheet primarily included increases of approximately $35.0 billion in consumer loans, $4.0 billion in investment securities, $4.0 billion in goodwill, $25.0 billion in deposits, and $13.0 billion in long-term debt. See Note 2 to the Consolidated Financial Statements.

ASSETS

Cash and Due from Banks

At December 31, 2003, the balance was $21.1 billion, an increase of $3.8 billion from the prior year. Net cash used by operating and investing activities of continuing operations was $14.9 billion and $46.3 billion, respectively, while net cash provided by financing activities of continuing operations was $64.4 billion. The effect of exchange rate changes on cash and cash equivalents was $579 million in 2003 and $98 million in 2002.

Federal Funds Sold and Securities Borrowed or Purchased Under Agreements to Resell

At December 31, 2003, the balance was $172.2 billion, an increase of $32.2 billion from the prior year, attributable to an increase in resale agreements of $27.5 billion, and deposits paid for securities borrowed of $4.8 billion. Resale agreements increased primarily to cover trading liability positions, largely in non-U.S. portfolios. The increase in securities borrowed related to conduit and prime brokerage activities. Average domestic federal funds sold and securities borrowed or purchased under agreements to resell were $105.4 billion yielding 2.1% in 2003, compared to $91.2 billion and 3.8% in 2002, while average foreign balances were $64.5 billion yielding 2.9% in 2003, compared to $57.4 billion and 3.3% in 2002. Average federal funds sold and securities borrowed or purchased under agreements to resell represented 17% of total average interest-earning assets during 2003. See Note 6 to the Consolidated Financial Statements.

Trading Account Assets

At December 31, 2003, the balance was $235.3 billion, an increase of $80.1 billion or 52% from the prior year. The increase was primarily attributable to an increase in U.S. Treasury and federal agency securities of $23.4 billion (the majority of which was client driven), $18 billion in revaluation gains (primarily on foreign exchange derivative contracts), corporate and other debt securities of $16.5 billion, equity securities of $12.4 billion, and foreign government securities of $5.8 billion. See Note 8 to the Consolidated Financial Statements.

Investments

At December 31, 2003, the balance was $182.9 billion, an increase of $13.4 billion from the prior year. The Company was primarily invested in fixed maturity securities, including mortgage-backed securities, U.S. Treasury and federal agencies securities, state and municipal securities, foreign government, and U.S. corporate securities. The increase in the investment portfolio was primarily due to growth in the fixed maturity securities of $14.3 billion. At December 31, 2003, the Company's investment in TPC was $1.7 billion. Average investments represented 18% of total interest-earning assets at December 31, 2003. The average rate earned on these investments in 2003 was 4.3%, compared to 5.5% in the prior year. See Note 5 to the Consolidated Financial Statements.

Loans

Total loans outstanding (net of unearned income) at December 31, 2003 were $478.0 billion compared to $447.8 billion in the prior year, an increase of $30.2 billion or 7%. Total average loans comprised 44% of total interest-earning assets in 2003, compared to 46% in the prior year. The increase reflects growth in the consumer loan portfolio of $42.3 billion, of which approximately $28.6 billion is attributable to the Sears acquisition and $6.0 billion to the Home Depot acquisition, offset by a $12.1 billion decrease in the corporate loan portfolio. The 13% increase in the consumer loan portfolio was comprised of $34.5 billion or 19% in installment, revolving credit, and other, and $10.5 billion or 7% in mortgage and real estate loans, slightly offset by a $3.4 billion or 24% decrease in lease financing. For more information, see "Consumer Portfolio Review" on page 75. The 11% decline in the corporate portfolio was driven by decreases of $11.4 billion or 13% in commercial and industrial loans, $2.6 billion or 59% in mortgage and real estate loans, and $1.6 billion or 51% in government and official institutions, slightly offset by an increase of $3.5 billion or 41% in loans to financial institutions. For further information, see "Global Corporate Portfolio Review" on page 80. During 2003, average consumer loans of $341.4 billion yielded an average rate of 9.3%, compared to $292.6 billion and 10.4% in the prior year. Average corporate loans of $103.8 billion yielded an average rate of 6.2% in 2003, compared to $107.9 billion and 6.9% in the prior year. See Note 10 to the Consolidated Financial Statements.

Total loans held-for-sale, included in other assets at December 31, 2003, were $9.2 billion compared to $15.9 billion in the prior year, a decrease of $6.7 billion or 42%. The decrease is attributable to a decline in credit cards of $8.4 billion, offset by an increase of $1.7 billion in mortgages.

LIABILITIES

Deposits

The Company's largest source of funding is derived from its large, geographically diverse deposit base. At December 31, 2003, total deposits were $474.0 billion, an increase of $43.1 billion or 10% from the prior year. This increase is driven by increases in corporate, retail and private banking deposits. The growth in corporate deposits held by the Transaction Services business reflects the addition of new clients, primarily in Asia and Europe. The increase in retail deposits results primarily from growth in demand deposits in the consumer businesses in North America, Asia, EMEA and Japan as well as the impact of strengthening foreign currencies relative to the U.S. dollar. Private banking deposit growth results from increases in banking and fiduciary deposits. Interest-bearing foreign deposits comprise 58% of total deposits, interest-bearing domestic deposits comprise 31%, non-interest-bearing domestic deposits comprise 6%, and non-interest-bearing foreign deposits comprise 5%. Average deposits increased $45.8 billion to $394.1 billion in 2003 yielding an average rate of 1.8%, compared to 2.3% in the prior year.

Federal Funds Purchased and Securities Loaned or Sold Under Agreements to Repurchase

At December 31, 2003, federal funds purchased and securities loaned or sold under agreements to repurchase increased $18.5 billion or 11% to $181.2 billion, compared to $162.6 billion at the prior year-end. This increase is attributable to increases of $9.8 billion in federal funds purchased and repurchase agreements and an increase of $8.7 billion in deposits received for securities loaned. Average volume in 2003 increased to $180.2 billion yielding 2.7%, compared to $169.0 billion and 3.9% in 2002. See Note 6 to the Consolidated Financial Statements.

Trading Account Liabilities

At December 31, 2003, trading account liabilities of $121.9 billion increased $30.4 billion from the prior year. The 33% increase includes a $17.7 billion increase in revaluation losses (primarily on foreign exchange derivative transactions), and a $12.8 billion increase in securities sold, not yet purchased. The $12.8 billion increase is attributable to an increase of $8.2 billion in debt securities, predominantly foreign, and an increase of $4.6 billion in short U.S. Treasury securities. See Note 8 to the Consolidated Financial Statements.

Debt

At December 31, 2003, total Citigroup debt was $221.3 billion, comprised of long-term debt of $162.7 billion, short-term borrowings of $36.2 billion, and investment banking and brokerage borrowings of $22.4 billion, up 24% from $178.9 billion in the prior year. During 2003 the Company took advantage of low interest rates and the positive credit environment to extend the maturities of new borrowings. This $42.4 billion increase from 2002 includes increases of $35.8 billion in long-term debt, $5.6 billion in short-term borrowings, and $1.1 billion in investment banking and brokerage borrowings.

The long-term debt balance at December 31, 2003 primarily includes $145.8 billion of senior notes and $16.1 billion of subordinated debt, with maturities ranging from 2004 to 2098. During 2003, U.S. dollar- and non-U.S. dollar-denominated fixed and variable rate debt increased by $32.1 billion, and subordinated debt increased by $3.2 billion. Average long-term debt outstanding during 2003 was $175.8 billion.

The 18% increase in short-term borrowings in 2003 includes an increase of $7.3 billion in other borrowings, offset by a decrease of $1.8 billion in commercial paper.

The 5% increase in investment banking and brokerage borrowings in 2003 includes a $1.8 billion increase in other short-term and bank borrowings and a $0.7 billion decrease in commercial paper.

For more information on debt, see Notes 13 and 19 to the Consolidated Financial Statements and "Capital Resources and Liquidity" beginning on page 89.

CAPITAL RESOURCES AND LIQUIDITY

CAPITAL RESOURCES

Overview

Citigroup's capital management framework is designed to ensure the capital position and ratios of Citigroup and its subsidiaries are consistent with the Company's risk profile, all applicable regulatory standards or guidelines and external ratings considerations. The capital management process embodies centralized senior management oversight and ongoing review at the entity and country level as applicable.

The capital plans, forecasts, and positions of Citigroup and its principal subsidiaries are reviewed by, and subject to oversight of, Citigroup's Finance and Capital Committee. Current members of this committee include Citigroup's Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, Corporate Treasurer, Senior Risk Officer, and several other senior officers.

The Finance and Capital Committee's capital management responsibilities include: determination of the overall financial structure of Citigroup and its principal subsidiaries, including debt/equity ratios and asset growth guidelines; ensuring appropriate actions are taken to maintain capital adequacy for Citigroup and its regulated entities; determination and monitoring of hedging of capital and foreign exchange translation risk associated with non-dollar earnings; and review and recommendation of share repurchase levels and dividends on common and preferred stock. The Finance and Capital Committee establishes applicable capital targets for Citigroup on a consolidated basis and for significant subsidiaries. These targets exceed applicable regulatory standards.

Citigroup and Citicorp are subject to risk-based capital guidelines issued by the Board of Governors of the Federal Reserve System (FRB). These guidelines are used to evaluate capital adequacy based primarily on the perceived credit risk associated with balance sheet assets, as well as certain off-balance sheet exposures such as unfunded loan commitments, letters of credit, and derivative and foreign exchange contracts. The risk-based capital guidelines are supplemented by a leverage ratio requirement. To be "well-capitalized" under federal bank regulatory agency definitions, a bank holding company must have a Tier 1 capital ratio of at least 6%, a combined Tier 1 and Tier 2 capital ratio of at least 10%, and a leverage ratio of at least 3%, and not be subject to a directive, order, or written agreement to meet and maintain specific capital levels.

As noted in the table below, Citigroup maintained a well-capitalized position during 2003. Also see Note 20 to the Consolidated Financial Statements.

Citigroup Ratios

At year-end	2003	2002
Tier 1 capital	**8.91%**	8.47%
Total capital (Tier 1 and Tier 2)	**12.04%**	11.25%
Leverage (1)	**5.56%**	5.67%
Common stockholders' equity	**7.67%**	7.77%

(1) Tier 1 capital divided by adjusted average assets.

Components of Capital Under Regulatory Guidelines

In millions of dollars at year-end	2003	2002
Tier 1 capital		
Common stockholders' equity	**$ 96,889**	$ 85,318
Qualifying perpetual preferred stock	**1,125**	1,400
Qualifying mandatorily redeemable securities of subsidiary trusts	**6,257**	6,152
Minority interest	**1,158**	1,236
Less: Net unrealized gains on securities available-for-sale (1)	**(2,908)**	(1,957)
Accumulated net gains on cash flow hedges, net of tax	**(751)**	(1,242)
Intangible assets: (2)		
Goodwill	**(27,581)**	(26,961)
Other disallowed intangible assets	**(6,725)**	(4,322)
50% investment in certain subsidiaries (3)	**(45)**	(37)
Other	**(548)**	(575)
Total Tier 1 capital	**66,871**	59,012
Tier 2 capital		
Allowance for credit losses (4)	**9,545**	8,873
Qualifying debt (5)	**13,573**	10,288
Unrealized marketable equity securities gains (1)	**399**	180
Less: 50% investment in certain subsidiaries (3)	**(45)**	(36)
Total Tier 2 capital	**23,472**	19,305
Total capital (Tier 1 and Tier 2)	**$ 90,343**	$ 78,317
Risk-adjusted assets (6)	**$750,293**	$696,339

(1) Tier 1 capital excludes unrealized gains and losses on debt securities available-for-sale in accordance with regulatory risk-based capital guidelines. The federal bank regulatory agencies permit institutions to include in Tier 2 capital up to 45% of pretax net unrealized holding gains on available-for-sale equity securities with readily determinable fair values. Institutions are required to deduct from Tier 1 capital net unrealized holding losses on available-for-sale equity securities with readily determinable fair values, net of tax.
(2) The increase in intangible assets is primarily due to the acquisition of the Sears credit card portfolio in November 2003.
(3) Represents unconsolidated banking and finance subsidiaries.
(4) Includable up to 1.25% of risk-adjusted assets. Any excess allowance is deducted from risk-adjusted assets.
(5) Includes qualifying subordinated debt in an amount not exceeding 50% of Tier 1 capital.
(6) Includes risk-weighted credit equivalent amounts, net of applicable bilateral netting agreements, of $39.1 billion for interest rate, commodity and equity derivative contracts and foreign exchange contracts, as of December 31, 2003, compared to $31.5 billion as of December 31, 2002. Market risk-equivalent assets included in risk-adjusted assets amounted to $40.6 billion and $30.6 billion at December 31, 2003 and 2002, respectively. Risk-adjusted assets also includes the effect of other off-balance sheet exposures such as unused loan commitments and letters of credit and reflects deductions for certain intangible assets and any excess allowance for credit losses.

The increase in common stockholders' equity during the year principally reflected net income of $17.9 billion, and $2.7 billion related to the issuance of shares pursuant to employee benefit plans and other activity. These increases were offset by dividends declared on common and preferred stock of $5.8 billion, treasury stock acquired of $2.4 billion including shares repurchased from the Banamex Employee Pension Fund, Mr. Sanford I. Weill, and the Citigroup Employee Pension Fund, $0.6 billion related to the after-tax net change in equity from nonowner sources, and the net issuance of restricted and deferred stock of $0.2 billion. The decrease in the common stockholders' equity ratio during the year reflected the above items and the 15% increase in total assets.

The TPC distribution in 2002 was treated as a dividend to stockholders for accounting purposes that reduced Citigroup stockholders' equity by approximately $7.0 billion.

Total mandatorily redeemable securities of subsidiary trusts (trust preferred securities), which qualify as Tier 1 capital, at December 31, 2003 and December 31, 2002 were $6.257 billion and $6.152 billion, respectively.

The amount outstanding at December 31, 2003 included $5.217 billion of parent-obligated securities and $840 million of subsidiary-obligated securities, and at December 31, 2002 included $4.657 billion of parent-obligated securities and $1.495 billion of subsidiary-obligated securities. The Company continues to consolidate issuer trusts under FIN 46. When FIN 46-R becomes effective in the first quarter of 2004, deconsolidation of the subsidiary trusts will be required. The Company is currently exploring restructuring alternatives to meet the new requirements for continued consolidation. Although the FRB has issued interim guidance that continues to recognize trust preferred securities as a component of Tier 1 capital, it is possible that a change may result in these securities' qualifying for Tier 2 capital rather than Tier 1 capital. This statement is a forward-looking statement within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 98. If Tier 2 capital treatment had been required at December 31, 2003, Citigroup would have continued to be "well-capitalized."

Similar to Citigroup, Citicorp's capital ratios include the benefit of the inclusion of trust preferred securities. See Note 19 to the Consolidated Financial Statements.

Citicorp's subsidiary depository institutions in the United States are subject to risk-based capital guidelines issued by their respective primary federal bank regulatory agencies, which are similar to the FRB's guidelines. To be "well capitalized" under federal bank regulatory agency definitions, Citicorp's depository institutions must have a Tier 1 capital ratio of at least 6%, a combined Tier 1 and Tier 2 capital ratio of at least 10%, and a leverage ratio of at least 5%, and not be subject to a directive, order, or written agreement to meet and maintain specific capital levels. At December 31, 2003, all of Citicorp's subsidiary depository institutions were "well-capitalized" under the federal regulatory agencies' definitions.

Citicorp Ratios

At year-end	**2003**	2002
Tier 1 capital	**8.44%**	8.11%
Total capital (Tier 1 and Tier 2)	**12.68%**	12.31%
Leverage (1)	**6.70%**	6.82%
Common stockholder's equity	**9.97%**	10.11%

(1) Tier 1 capital divided by adjusted average assets.

Citicorp Components of Capital Under Regulatory Guidelines

In billions of dollars at year-end	**2003**	2002
Tier 1 capital	**$50.7**	$45.3
Total capital (Tier 1 and Tier 2)	**$76.2**	$68.7

Other Subsidiary Capital Considerations

Certain of the Company's U.S. and non-U.S. broker/dealer subsidiaries, including Citigroup Global Markets Inc., a wholly-owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI), are subject to various securities and commodities regulations and capital adequacy requirements promulgated by the regulatory and exchange authorities of the countries in which they operate. The Company's U.S. registered broker/dealer subsidiaries are subject to the Securities and Exchange Commission's net capital rule, Rule 15c3-1 (the Net Capital Rule), promulgated under the Exchange Act. The Net Capital Rule requires the maintenance of minimum net capital, as defined. The Net Capital Rule also limits the ability of broker/dealers to transfer large amounts of capital to parent companies and other affiliates. Compliance with the Net Capital Rule could limit those operations of the Company that require the intensive use of capital, such as underwriting and trading activities and the financing of customer account balances, and also could restrict CGMHI's ability to withdraw capital from its broker/dealer subsidiaries, which in turn could limit CGMHI's ability to pay dividends and make payments on its debt. See Notes 13 and 20 to the Consolidated Financial Statements. CGMHI monitors its leverage and capital ratios on a daily basis. Certain of the Company's broker/dealer subsidiaries are also subject to regulation in the countries outside of the U.S. in which they do business. Such regulations may include requirements to maintain specified levels of net capital or its equivalent. The Company's U.S. and non-U.S. broker/dealer subsidiaries were in compliance with their respective capital requirements at December 31, 2003.

Certain of the Company's Insurance Subsidiaries are subject to regulatory capital requirements. The National Association of Insurance Commissioners (NAIC) adopted risk-based capital (RBC) requirements for life insurance companies. The RBC requirements are to be used as minimum capital requirements by the NAIC and states to identify companies that merit further regulatory action. The formulas have not been designed to differentiate among adequately capitalized companies that operate with levels of capital higher than RBC requirements. Therefore, the Company believes it is not appropriate to use the formulas to rate or to rank such companies. At December 31, 2003 and 2002, all of the Company's life insurance companies had adjusted capital in excess of amounts requiring Company or any regulatory action.

Capital Securities Issuance and Redemptions

During 2003, Citigroup issued $1,600 million of trust preferred securities qualifying as Tier 1 capital, consisting of $1,100 million of Citigroup Capital IX and $500 million of Citigroup Capital X, which settled on February 13, 2003 and September 30, 2003, respectively. These issuances were partially offset by Citigroup's or its subsidiaries' redemption of $1,325 million of higher coupon, callable trust preferred securities as detailed below.

On March 3, 2003, Citigroup and CGMHI redeemed, for cash, all of the $200 million trust preferred securities of Citigroup Capital IV and the $400 million trust preferred securities of SSBH Capital I, respectively, at the redemption price of $25 per trust preferred security plus any accrued interest and unpaid distributions thereon.

On October 3, 2003, Citicorp redeemed for cash all of the $225 million trust preferred securities of Citicorp Capital III. On November 15, 2003, Citigroup redeemed for cash all of the $500 million trust preferred securities of Citigroup Capital V.

On March 3, 2003, Citigroup redeemed the Series Q and R Preferred Stock. The combined aggregate amount redeemed was $275 million, plus accrued dividends to the date of redemption thereon.

Share Repurchases

Under its long-standing repurchase program, the Company buys back common shares in the market or otherwise from time to time, primarily to provide shares for use under its equity compensation plans.

The following table summarizes the Company's repurchase program during 2003 and 2002:

In millions of dollars, except per share amounts	Total shares repurchased(1)	Average price paid per share	Dollar value of remaining authorized repurchase program
2003:			
First quarter	**34.3**	**$34.17**	**$3,957**
Second quarter	**8.9**	**40.21**	**3,589**
Third quarter	**5.7**	**46.15**	**3,353**
October	**6.5**	**47.18**	**3,018**
November	**1.8**	**47.20**	**2,933**
December	**4.8**	**47.63**	**2,732**
Fourth quarter	**13.1**	**47.34**	**2,732**
Total	**62.0**	**$38.94**	**$2,732**
2002:			
First quarter	17.8	$46.37	$4,774
Second quarter	38.3	41.82	3,172
Third quarter	77.2	31.72	5,724
Fourth quarter	17.8	34.06	5,119
Total	151.1	$36.29	$5,119

(1) All repurchases were transacted under an existing authorized and publicly-announced plan. Smith Barney, which is included within the Private Client Services segment, executed all transactions in the open market except for the following private equity transactions which were repurchased at prevailing market rates: 5.3 million shares in the 2003 third quarter from the Banamex Employee Pension Fund, 5.6 million shares in October 2003 from Mr. Sanford I. Weill, and 4.3 million shares in December 2003 from the Citigroup Employee Pension Fund. In January 2004, an additional 10.0 million shares were repurchased from the Citigroup Employee Pension Fund.

Regulatory Capital and Accounting Standards Developments

The Basel Committee on Banking Supervision (the Basel Committee), consisting of central banks and bank supervisors from 13 countries, is developing a new set of risk-based capital standards (the New Accord), on which it has received significant input from Citigroup and other major banking organizations. In a press release dated January 15, 2004, it was announced that the Basel Committee will make further refinements to certain critical components of Pillar 1 of the New Accord, including the rules for recognizing credit risk mitigation techniques, and the Basel Committee has subsequently published changes for the capital treatment of expected and unexpected credit losses, the treatment of securitization-related exposures, and principles for the cross-border implementation of the advanced measurement approaches (AMA) for operational risk requirements. The Basel Committee also clarified the implementation of the supervisory review of capital adequacy (Pillar 2 of the New Accord). Additionally, the Basel Committee has committed to revisiting the treatment of retail credit exposures by their next meeting. The Basel Committee's next scheduled meeting is in May 2004, where working groups will make recommendations on outstanding issues and the Basel Committee will address the calibration of capital requirements under Pillar 1. The Basel Committee intends to finalize the New Accord by mid-year 2004. The U.S. banking regulators issued an advance notice of proposed rulemaking in August 2003 to address issues in advance of publishing their proposed rules incorporating the new Basel standards. The final version of these rules will apply to Citigroup and other large U.S. banks and bank holding companies. Citigroup is assessing the impact of the proposed new capital standards, participating in efforts to refine the standards and monitoring the progress of the Basel initiative. The U.S. banking regulators have proposed an effective date of January 1, 2007 for the New Accord.

In January 2003, FASB issued accounting guidance in FIN 46 (which was subsequently amended in December 2003) which requires the consolidation of certain types of special-purpose vehicles that previously were recorded as off-balance sheet exposures. Although FASB deferred the effective date of FIN 46 until periods ending after December 15, 2003, Citigroup has elected to implement the provisions of FIN 46 as of July 1, 2003, with the exception of the deferral related to certain investment company subsidiaries. FIN 46-R will be adopted in the first quarter of 2004. The impact of this early implementation was not material to the capital ratios of Citigroup. On September 12, 2003, the federal bank regulatory agencies issued an interim final rule and a notice of proposed rulemaking concerning how this new requirement will be incorporated into the risk-based capital framework. The interim final rule is effective only for reporting periods ending September 30, 2003, December 31, 2003, and March 31, 2004. A final rule is expected to be published in the first quarter of 2004. The impact of adopting the interim rule did not have a material impact on the capital ratios of Citigroup.

Additionally, from time to time, the FRB and the FFIEC propose amendments to, and issue interpretations of, risk-based capital guidelines and reporting instructions. Such proposals or interpretations could, if implemented in the future, affect reported capital ratios and net risk-adjusted assets. This statement is a forward-looking statement within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 98.

Risk Capital

For purposes of measuring business segment profitability, Citigroup has historically allocated equity to segments based upon GAAP equity and regulatory capital requirements. As of January 1, 2004, the Company has implemented a new capital allocation methodology based upon risk capital. In addition to measuring the adequacy of capital resources, these Risk Capital tools will enable the Company to measure risk and returns within and across businesses. These tools will also aid in decision making and long-term strategic planning. See page 71 for further details of Risk Capital.

LIQUIDITY

Management of Liquidity

Management of liquidity at Citigroup is the responsibility of the Corporate Treasurer. A uniform liquidity risk management policy exists for Citigroup and its major operating subsidiaries. Under this policy, there is a single set of standards for the measurement of liquidity risk in order to ensure consistency across businesses, stability in methodologies and transparency of risk. Management of liquidity at each operating subsidiary and/or country is performed on a daily basis and is monitored by Corporate Treasury.

A primary tenet of Citigroup's liquidity management is strong decentralized liquidity management at each of its principal operating subsidiaries and in each of its countries, combined with an active corporate oversight function. Along with the role of the Corporate Treasurer, the Global ALCO undertakes this oversight responsibility. The Global ALCO functions as an oversight forum comprised of Citigroup's Chief Financial Officer, Senior Risk Officer, Corporate Treasurer, independent Senior Treasury Risk Officer, Head of Risk Architecture and the senior corporate and business treasurers and business chief financial officers. One of the objectives of the Global ALCO is to monitor and review the overall liquidity and balance sheet positions of Citigroup and its principal subsidiaries and to address corporate-wide policies and make recommendations back to senior management and the business units. Similarly, ALCOs are also established for each country and/or major line of business.

Each principal operating subsidiary and/or country must prepare an annual funding and liquidity plan for review by the Corporate Treasurer and approval by the independent Senior Treasury Risk Officer. The funding and liquidity plan includes analysis of the balance sheet as well as the economic and business conditions impacting the liquidity of the major operating subsidiary and/or country. As part of the funding and liquidity plan, liquidity limits, liquidity ratios, market triggers, and assumptions for periodic stress tests are established and approved.

Liquidity limits establish boundaries for potential market access in business-as-usual conditions and are monitored against the liquidity position on a daily basis. These limits are established based on the size of the balance sheet, depth of the market, experience level of local management, stability of the liabilities, and liquidity of the assets. Finally, the limits are subject to the evaluation of the entities' stress test results. Generally, limits are established such that in stress scenarios, entities need to be self-funded or net providers of liquidity.

A series of standard corporate-wide liquidity ratios have been established to monitor the structural elements of Citigroup's liquidity. For bank entities these include measures of long-term liabilities and capital against illiquid assets—"cash capital", liquid assets against liquidity gaps, core deposits to loans, long-term assets to long-term liabilities and deposits to loans. Several measures exist to review potential concentrations of funding by individual name, product, industry, or geography. For the Parent Company, Insurance Entities and CGMHI, there are ratios established for liquid assets against short-term obligations. Triggers to elicit management discussion, which may result in other actions, have been established against these ratios. In addition, each individual major operating subsidiary or country establishes targets against these ratios and may monitor other ratios as approved in its funding and liquidity plan.

Market triggers are internal or external market or economic factors that may imply a change to market liquidity or Citigroup's access to the markets. Citigroup market triggers are monitored by the Corporate Treasurer and the independent Senior Treasury Risk Officer and are discussed with the Global ALCO. Appropriate market triggers are also established and monitored for each major operating subsidiary and/or country as part of the funding and liquidity plans. Local triggers are reviewed with the local country or business ALCO and independent risk management.

Simulated liquidity stress testing is periodically performed for each major operating subsidiary and/or country. The scenarios include assumptions about significant changes in key funding sources, credit ratings, contingent uses of funding, and political and economic conditions in certain countries. The results of stress tests of individual countries and operating subsidiaries are reviewed to ensure that each individual major operating subsidiary or country is either self-funded or a net provider of liquidity. In addition, a Contingency Funding Plan is prepared on a periodic basis for Citigroup. The plan includes detailed policies, procedures, roles and responsibilities, and the results of corporate stress tests. The product of these stress tests is a menu of alternatives that can be utilized by the Corporate Treasurer in a liquidity event.

Citigroup maintains sufficient liquidity at the Parent Company to meet all maturing unsecured debt obligations due within a one-year time horizon without incremental access to the unsecured markets.

Funding

As a financial holding company, substantially all of Citigroup's net earnings are generated within its operating subsidiaries. These subsidiaries make funds available to Citigroup, primarily in the form of dividends. Certain subsidiaries' dividend paying abilities may be limited by covenant restrictions in credit agreements, regulatory requirements and/or rating agency requirements that also impact their capitalization levels.

Citicorp is a legal entity separate and distinct from Citibank, N.A. and its other subsidiaries and affiliates. There are various legal limitations on the extent to which Citicorp's banking subsidiaries may extend credit, pay dividends or otherwise supply funds to Citicorp. The approval of the Office of the Comptroller of the Currency is required if total dividends declared by a national bank in any calendar year exceed net profits (as defined) for that year combined with its retained net profits for the preceding two years. In addition, dividends for such a bank may not be paid in excess of the bank's undivided profits. State-chartered bank subsidiaries are subject to dividend limitations imposed by applicable state law.

Citicorp's national and state-chartered bank subsidiaries can declare dividends to their respective parent companies in 2004, without regulatory approval, of approximately $4.3 billion, adjusted by the effect of their net income (loss) for 2004 up to the date of any such dividend declaration. In determining whether and to what extent to pay dividends, each bank subsidiary must also consider the effect of dividend payments on applicable risk-based capital and leverage ratio requirements as well as policy statements of the federal regulatory agencies that indicate that banking organizations should generally pay dividends out of current operating earnings. Consistent with these considerations, Citicorp estimates that its bank subsidiaries can directly or through their parent holding company distribute dividends to Citicorp of approximately $2.4 billion of the available $4.3 billion, adjusted by the effect of their net income (loss) up to the date of any such dividend declaration.

Citicorp also receives dividends from its nonbank subsidiaries. These nonbank subsidiaries are generally not subject to regulatory restrictions on their payment of dividends except that the approval of the Office of Thrift Supervision (OTS) may be required if total dividends declared by a savings association in any calendar year exceed amounts specified by that agency's regulations.

As discussed in the "Capital Resources" section on page 89, the ability of CGMHI to declare dividends could be restricted by capital considerations of its broker/dealer subsidiaries.

The Travelers Insurance Company (TIC) is subject to various regulatory restrictions that limit the maximum amount of dividends available to its parent without prior approval of the Connecticut Insurance Department. A maximum of $845 million of statutory surplus is available by the end of the year 2004 for such dividends without the prior approval of the Connecticut Insurance Department.

During 2004, it is not anticipated that any restrictions on the subsidiaries' dividending capability will restrict Citigroup's ability to meet its obligations as and when they become due. This statement is a forward-looking statement within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 98.

Primary sources of liquidity for Citigroup and its principal subsidiaries include deposits, collateralized financing transactions, senior and subordinated debt, issuance of commercial paper, proceeds from issuance of trust preferred securities, and purchased/wholesale funds. Citigroup and its principal subsidiaries also generate funds through securitizing financial assets including credit card receivables and single-family or multi-family residences. Finally, Citigroup's net earnings provide a significant source of funding to the corporation.

Citigroup's funding sources are well-diversified across funding types and geography, a benefit of the strength of the global franchise. Funding for the Parent and its major operating subsidiaries includes a large geographically diverse retail and corporate deposit base of $474.0 billion. A significant portion of these deposits have been, and are expected to be, long-term and stable and are considered core.

Citigroup and its subsidiaries have a significant presence in the global capital markets. A substantial portion of the publicly underwritten debt issuance is originated in the name of Citigroup. Debt is also issued in the name of CGMHI, which issues medium-term notes and structured notes, primarily in response to specific investor inquiries. Publicly underwritten debt was also formerly issued by Citicorp, Associates First Capital Corporation (Associates) and CitiFinancial Credit Company. Citicorp has guaranteed various debt obligations of Associates and of CitiFinancial Credit Company, each an indirect subsidiary of Citicorp. Other significant elements of long-term debt in the Consolidated Balance Sheet include advances from the Federal Home Loan Bank system, asset-backed outstandings related to the purchase of Sears, and debt of foreign subsidiaries.

Citigroup's borrowings are diversified by geography, investor, instrument and currency. Decisions regarding the ultimate currency and interest rate profile of liquidity generated through these borrowings can be separated from the actual issuance through the use of derivative financial products.

Citigroup, Citicorp, and CGMHI are the primary legal entities issuing commercial paper directly to investors. Citigroup and Citicorp, both of which are bank holding companies, maintain liquidity reserves of cash, securities and unused bank lines of credit to support their combined outstanding commercial paper. CGMHI maintains liquidity reserves of cash and liquid securities to support its outstanding commercial paper. See Note 13 of the Consolidated Financial Statements for additional detail on outstandings under the commercial paper program.

At December 31, 2003, long-term debt and commercial paper outstanding for Citigroup, Citicorp, and CGMHI were as follows:

In billions of dollars	Citigroup	Citicorp and subsidiaries	CGMHI
Long-term debt	$64.4	$62.0	$35.6
Commercial paper	$ 0.4	$14.7	$17.6

Citigroup's ability to access the capital markets and other sources of wholesale funds, as well as the cost of these funds, are highly dependent on its credit ratings. The accompanying chart indicates the current ratings for Citigroup. As of December 31, 2003, the ratings outlook for these ratings is "stable."

Citigroup Debt Ratings as of December 31, 2003

	Moody's	S&P	Fitch
Senior debt	Aa1	AA–	AA+
Subordinated debt	Aa2	A+	AA
Commercial paper	P-1	A-1+	F1+

The debt ratings of Citicorp and CGMHI at December 31, 2003 were identical to those shown above for Citigroup and the outlook for such debt ratings is stable.

Citigroup and some of its affiliates have credit facilities outstanding. Details of these facilities can be found in Note 13 of the Consolidated Financial Statements.

Citicorp, CGMHI, and some of their nonbank subsidiaries have credit facilities with Citicorp's subsidiary banks, including Citibank, N.A. Borrowings under these facilities must be secured in accordance with Section 23A of the Federal Reserve Act. There are various legal restrictions on the extent to which a bank holding company and certain of its nonbank subsidiaries can borrow or otherwise obtain credit from banking subsidiaries or engage in certain other transactions with or involving those banking subsidiaries. In general, these restrictions require that any such transactions must be on terms that would ordinarily be offered to unaffiliated entities and secured by designated amounts of specified collateral.

Citigroup uses its liquidity to service debt obligations, to pay dividends to its stockholders, to support organic growth, to fund acquisitions and to repurchase its shares in the market or otherwise pursuant to Board-of-Directors approved plans.

Each of Citigroup's major operating subsidiaries finances its operations on a basis consistent with its capitalization, regulatory structure and the environment in which it operates. Additional liquidity considerations for Citigroup's principal subsidiaries follow.

Citicorp

Citicorp, a U.S. bank holding company with no significant operating activities of its own, is a wholly owned indirect subsidiary of Citigroup. While Citicorp is a separately rated entity, it did not access external markets for any long-term debt or equity issuance in 2003. Citicorp continues to issue commercial paper and other short-term debt instruments within board-established limits and certain management guidelines.

On a combined basis, at the Holding Company level, Citigroup and Citicorp maintain sufficient liquidity to meet all maturing unsecured debt obligations due within a one-year time horizon without incremental access to the unsecured markets. In aggregate, bank subsidiaries maintain "cash capital," defined as core deposits, long-term liabilities, and capital, in excess of their illiquid assets.

Citicorp's assets and liabilities, which are principally held through its bank and nonbank subsidiaries, are diversified across many currencies, geographic areas, and businesses. Particular attention is paid to those businesses that for tax, sovereign risk, or regulatory reasons cannot be freely and readily funded in the international markets. Citicorp's assets consist primarily of consumer and corporate loans, available-for-sale and trading securities, and placements.

A diversity of funding sources, currencies, and maturities is used to gain a broad access to the investor base. Citicorp's deposits, which represent 59% of total funding at December 31, 2003 and 60% of funding at December 31, 2002, are broadly diversified by both geography and customer segments.

Asset securitization programs remain an important source of liquidity. Loans securitized and sold during 2003 included $20.0 billion of U.S. credit cards and $65.9 billion of U.S. consumer mortgages. As credit card securitization transactions amortize, newly originated receivables are recorded on Citicorp's balance sheet and become available for asset securitization. In 2003, the scheduled amortization of certain credit card securitization transactions made available $11.9 billion of new receivables. In addition, at least $18.2 billion of credit card securitization transactions are scheduled to amortize during 2004.

CGMHI

CGMHI's total assets were $361 billion at December 31, 2003, an increase from $292 billion at year-end 2002. Due to the nature of CGMHI's trading activities, it is not uncommon for CGMHI's asset levels to fluctuate significantly from period to period.

CGMHI's consolidated statement of financial condition is highly liquid, with the vast majority of its assets consisting of marketable securities and collateralized short-term financing agreements arising from securities transactions. The highly liquid nature of these assets provides CGMHI with flexibility in financing and managing its business. CGMHI monitors and evaluates the adequacy of its capital and borrowing base on a daily basis in order to allow for flexibility in its funding, to maintain liquidity, and to ensure that its capital base supports the regulatory capital requirements of its subsidiaries.

CGMHI funds its operations through the use of collateralized and uncollateralized short-term borrowings, long-term borrowings, and its equity. Collateralized short-term financing, including repurchase agreements and secured loans, is CGMHI's principal funding source. Short-term collateralized borrowings totaled $234.5 billion at December 31, 2003 prior to FIN 41 netting. Uncollateralized short-term borrowings provide CGMHI with a source of short-term liquidity and are also utilized as an alternative to secured financing when they represent a less expensive source. Sources of short-term uncollateralized borrowings include commercial paper, unsecured bank borrowings, promissory notes and corporate loans. Short-term uncollateralized borrowings totaled $21.6 billion at December 31, 2003.

CGMHI has credit facilities outstanding. Details of these facilities can be found in Note 13 to the Consolidated Financial Statements.

Unsecured term debt is a significant component of CGMHI's long-term capital. Long-term debt totaled $35.6 billion at December 31, 2003 and $28.9 billion at December 31, 2002. CGMHI utilizes interest rate swaps to convert the majority of its fixed-rate long-term debt used to fund inventory-related working capital requirements into variable rate obligations. Long-term debt issuances denominated in currencies other than the U.S. dollar that are not used to finance assets in the same currency are effectively converted to U.S. dollar obligations through the use of cross-currency swaps and forward currency contracts.

CGMHI's borrowing relationships are with a broad range of banks, financial institutions and other firms, including affiliates, from which it draws funds. The volume of CGMHI's borrowings generally fluctuates in response to changes in the level of CGMHI's financial instruments, commodities and contractual commitments, customer balances, the amount of securities purchased under agreements to resell, and securities borrowed transactions. As CGMHI's activities increase, borrowings generally increase to fund the additional activities. Availability of financing to CGMHI can vary depending upon market conditions, credit ratings and the overall availability of credit to the securities industry. CGMHI seeks to expand and diversify its funding mix as well as its creditor sources. Concentration levels for these sources, particularly for short-term lenders, are closely monitored both in terms of single investor limits and daily maturities.

CGMHI monitors liquidity by tracking asset levels, collateral and funding availability to maintain flexibility to meet its financial commitments. CGMHI's liquidity management process includes a contingency funding plan designed to ensure adequate liquidity even if access to unsecured funding sources is severely restricted or unavailable. This plan is reviewed periodically to keep the funding options current and in line with market conditions. The management of this plan includes an analysis used to determine CGMHI's ability to withstand varying levels of stress, including ratings downgrades. CGMHI maintains a loan value of unencumbered securities in excess of its outstanding short-term unsecured liabilities. This is monitored on a daily basis. CGMHI also ensures that long-term illiquid assets are funded with long-term liabilities.

The Travelers Insurance Company (TIC)

At December 31, 2003, TIC had $43.5 billion of life and annuity product deposit funds and reserves. Of that total, $24.7 billion is not subject to discretionary withdrawal based on contract terms. The remaining $18.8 billion is for life and annuity products that are subject to discretionary withdrawal by the contractholder. Included in the amount that is subject to discretionary withdrawal is $7.0 billion of liabilities that is surrenderable with market value adjustments. Also included is an additional $6.1 billion of the life insurance and individual annuity liabilities which is subject to discretionary withdrawals at an average surrender charge of 5.0%. In the payout phase, these funds are credited at significantly reduced interest rates. The remaining $5.7 billion of liabilities is surrenderable without charge. Approximately 10% of this relates to individual life products. These risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent against withdrawal by long-term policyholders. Insurance liabilities that are surrendered or withdrawn are reduced by outstanding policy loans and related accrued interest prior to payout.

Scheduled maturities of guaranteed investment contracts (GICs) in 2004, 2005, 2006, 2007, 2008 and thereafter are $4.808 billion, $1.333 billion, $1.665 billion, $1.182 billion, $1.149 billion and $2.415 billion, respectively. At December 31, 2003, the interest rates credited on GICs had a weighted average rate of 4.07%.

TIC's primary tool for liquidity management is a cash reporting tool and forecast performed on a daily basis. In addition, TIC monitors its ability to cover contractual obligations under extreme stress conditions through the use of liquid securities in its investment portfolio.

Contractual Obligations

The following table includes aggregated information about Citigroup's contractual obligations. These contractual obligations impact the Company's short- and long-term liquidity and capital resource needs. The table includes information about payments due under specified contractual obligations, aggregated by type of contractual obligation, including the maturity profile of the Company's consolidated long-term debt, operating leases and other long-term liabilities reported on the Company's Consolidated Balance Sheet at December 31, 2003. The Company's capital lease obligations are not material and are included within purchase obligations in the table. In addition, Citigroup's contractual obligations include agreements to purchase businesses and other purchase obligations that are enforceable and legally binding on the Company. For the purposes of the table below, purchase obligations are included through the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods or services include clauses that would allow the Company to cancel the agreement prior to the expiration of the contract within a specified notice period; however, the table includes the Company's obligations without regard to such termination clauses (unless actual notice of the Company's intention to terminate the agreement has been communicated to the counterparty).

In the table below, other liabilities reflected on the Company's Consolidated Balance Sheet includes obligations for goods and services which have already been received as well as other long-term liabilities that have already been incurred and will ultimately be paid in cash. The table excludes deposit liabilities, except for deposits with defined maturities, as the timing of account holder withdrawals is not certain. The table also excludes certain insurance and investment contracts that are subject to mortality and morbidity risks or do not have defined maturities, such that the timing of payments and withdrawals is uncertain. The liabilities related to these insurance and investment contracts are included on the Consolidated Balance Sheet as Insurance Policy and Claim Reserves and Contractholder Funds and Separate and Variable Accounts.

Citigroup's funding policy for U.S. and non-U.S. pension plans is generally to fund to the amounts of accumulated benefit obligations. At December 31, 2003, there were no minimum required contributions and no discretionary or non-cash contributions are currently planned for U.S. pension plans. Accordingly, no amounts have been included in the table below for future contributions to the U.S. pension plans. For the non-U.S. plans, discretionary contributions in 2004 are anticipated to be approximately $129 million and this amount has been included within purchase obligations in the table below. The estimated pension plan contributions are subject to change since contribution decisions are affected by various factors such as market performance, regulatory requirements, and management's ability to change funding policy. For additional information regarding the Company's retirement benefit obligations see Note 24 to the Consolidated Financial Statements.

Contractual Obligations by Year

In millions of dollars	2004	2005	2006	2007	2008	Thereafter
Long-term debt obligations (1)	$ 29,034	$29,447	$29,930	$14,215	$17,505	$42,571
Trust preferred securities (2)	—	—	—	—	—	6,057
Operating lease obligations	873	781	670	459	368	1,546
Business acquisitions (3)(4)	1,250	—	—	—	—	—
Purchase obligations:						
Consulting, outsourcing and administration	424	270	199	135	68	60
Advertising and sponsorship	107	76	75	81	83	320
Computer hardware, software and maintenance	271	115	47	27	18	11
Premises related	465	266	60	21	13	8
Investment commitments (5)	87	84	84	82	80	131
Other purchase obligations	492	69	17	7	6	4
Other liabilities reflected on the Company's Consolidated Balance Sheet:						
Securities sold with agreements to repurchase	174,447	151	200	100	550	100
Guaranteed investment contracts, structured settlements and other deposits with defined maturities (6)	15,070	2,984	2,715	1,571	1,691	3,578
Benefits and compensation	829	79	76	74	73	473
Other (7)	29,195	179	138	72	28	2
Total	**$252,544**	**$34,501**	**$34,211**	**$16,844**	**$20,483**	**$54,861**

(1) For additional information about long-term debt, see Note 13 to the Consolidated Financial Statements.
(2) For additional information about trust preferred securities, see Note 19 to the Consolidated Financial Statements.
(3) Represents the acquisition of the consumer finance business of Washington Mutual, which closed in January 2004. See Note 2 to the Consolidated Financial Statements.
(4) Following the acquisition of the consumer finance business of Washington Mutual in January 2004, Citicorp guaranteed approximately $2.2 billion of long-term debt issued by the acquired company. The Washington Mutual debt is not included in the table as the acquisition closed after December 31, 2003.
(5) Investment commitments represent the Company's obligations to invest through various private equity and real estate funds, limited partnerships, and other investment vehicles. In addition to the investment commitments included in the table, the Company has investment commitments of approximately $1.6 billion where the timing of the investment is uncertain.
(6) Guaranteed investment contract and structured settlement liabilities are included on the Consolidated Balance Sheet within Contractholder Funds.
(7) Other primarily relates to accounts payable and accrued expenses included within Other Liabilities on the Company's Consolidated Balance Sheet.

OFF-BALANCE SHEET ARRANGEMENTS

Citigroup and its subsidiaries are involved with several types of off-balance sheet arrangements, including special purpose entities (SPEs), lines and letters of credit, and loan commitments. The principal uses of SPEs are to obtain sources of liquidity by securitizing certain of Citigroup's financial assets, to assist our clients in securitizing their financial assets, and to create other investment products for our clients.

SPEs may be organized as trusts, partnerships, or corporations. In a securitization, the Company transferring assets to an SPE converts those assets into cash before they would have been realized in the normal course of business. The SPE obtains the cash needed to pay the transferor for the assets received by issuing securities to investors in the form of debt and equity instruments, certificates, commercial paper, and other notes of indebtedness. Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements, such as a cash collateral account or overcollateralization in the form of excess assets in the SPE, or from a liquidity facility, such as a line of credit or asset purchase agreement. Accordingly, the SPE can typically obtain a more favorable credit rating from rating agencies, such as Standard and Poor's, Moody's Investors Service, or Fitch Ratings, than the transferor could obtain for its own debt issuances, resulting in less expensive financing costs. The transferor can use the cash proceeds from the sale to extend credit to additional customers or for other business purposes. The SPE may also enter into derivative contracts in order to convert the yield or currency of the underlying assets to match the needs of the SPE's investors or to limit or change the credit risk of the SPE. The Company may be the counterparty to any such derivative. The securitization process enhances the liquidity of the financial markets, may spread credit risk among several market participants, and makes new funds available to extend credit to consumers and commercial entities.

Citigroup also acts as intermediary or agent for its corporate clients, assisting them in obtaining sources of liquidity by selling the clients' trade receivables or other financial assets to an SPE. The Company also securitizes clients' debt obligations in transactions involving SPEs that issue collateralized debt obligations. In yet other arrangements, the Company packages and securitizes assets purchased in the financial markets in order to create new security offerings for institutional and private bank clients as well as retail customers. In connection with such arrangements, Citigroup may purchase and temporarily hold assets designated for subsequent securitization.

Our credit card receivable and mortgage loan securitizations are organized as QSPEs and are, therefore, not VIEs subject to FIN 46. SPEs may be QSPEs or VIEs or neither. When an entity is deemed a variable interest entity (VIE) under FIN 46, the entity in question must be consolidated by the primary beneficiary; however, we are not the primary beneficiary of most of these entities and as such do not consolidate most of them.

Securitization of Citigroup's Assets

In certain of these off-balance sheet arrangements, including credit card receivable and mortgage loan securitizations, Citigroup is securitizing assets that were previously recorded in its Consolidated Balance Sheet. At December 31, 2003 and 2002, the total amount of mortgage loans securitized and outstanding was $216 billion and $234 billion, respectively. Servicing rights and other retained interests amounted to $8.3 billion and $4.4 billion at December 31, 2003 and 2002, respectively. A summary of certain cash flows received from and paid to securitization trusts is included in Note 12 to the Consolidated Financial Statements.

Credit Card Receivables

Credit card receivables are securitized through trusts, which are established to purchase the receivables. Citigroup sells receivables into the trusts on a non-recourse basis. After securitization of credit card receivables, the Company continues to maintain credit card customer account relationships and provides servicing for receivables transferred to the SPE trusts. As a result, the Company considers both the securitized and unsecuritized credit card receivables to be part of the business it manages. The documents establishing the trusts generally require the Company to maintain an ownership interest in the trusts. The Company also arranges for third parties to provide credit enhancement to the trusts, including cash collateral accounts, subordinated securities, and letters of credit. As specified in certain of the sale agreements, the net revenue with respect to the investors' interest collected by the trusts each month is accumulated up to a predetermined maximum amount and is available over the remaining term of that transaction to make payments of interest to trust investors, fees, and transaction costs in the event that net cash flows from the receivables are not sufficient. If the net cash flows are insufficient, Citigroup's loss is limited to its retained interest, consisting of seller's interest and an interest-only strip that arises from the calculation of gain or loss at the time receivables are sold to the SPE. When the predetermined amount is reached, net revenue with respect to the investors' interest is passed directly to the Citigroup subsidiary that sold the receivables. Credit card securitizations are revolving securitizations; that is, as customers pay their credit card balances, the cash proceeds are used to purchase new receivables and replenish the receivables in the trust. CGMHI is one of several underwriters that distribute securities issued by the trusts to investors. The Company relies on securitizations to fund approximately 60% of its Citi Cards business.

At December 31, 2003 and 2002, total assets in the credit card trusts were $89 billion and $84 billion, respectively. Of that amount at December 31, 2003 and 2002, $76 billion and $67 billion, respectively, has been sold to investors via trust-issued securities, and the remaining seller's interest of $13 billion and $17 billion, respectively, is recorded in Citigroup's Consolidated Balance Sheet as Consumer Loans. The Company has retained securities issued by the trust totaling $1.1 billion at December 31, 2003. There were no securities retained at December 31, 2002. Citigroup retains credit risk on its seller's interests and reserves for expected credit losses. Amounts receivable from the trusts were $1.4 billion and $1.1 billion, respectively, and amounts due to the trusts were $1.1 billion and $0.9 billion, respectively, at December 31, 2003 and 2002. The Company also recognized an interest-only strip of $836 million and $494 million at December 31, 2003 and 2002, respectively, that arose from the calculation of gain or loss at the time assets were sold to the QSPE. During the years ended December 31, 2003, 2002 and 2001, finance charges and interchange fees of $10.9 billion, $10.3 billion and $10.1 billion, respectively, were collected by the trusts in each year. Also for the years ended December 31, 2003, 2002 and 2001, the trusts recorded $6.6 billion, $6.3 billion and $6.5 billion, respectively, in coupon interest paid to third-party investors, servicing fees, and other costs. Servicing fees of $1.4 billion, $1.2 billion and $1.2 billion were earned and an additional $4.4 billion, $3.9 billion and $3.6 billion of net cash flows were received by the Company in 2003, 2002 and 2001, respectively. In 2003, the Company recorded net gains of $342 million and, in 2002, recorded net gains of $425 million, primarily related to the securitization of credit card receivables as a result of changes in estimates in the timing of revenue recognition on securitizations.

Mortgages and Other Assets

The Company provides a wide range of mortgage and other loan products to a diverse customer base. In addition to providing a source of liquidity and less expensive funding, securitizing these assets also reduces the Company's credit exposure to the borrowers. In connection with the securitization of these loans, the Company may retain servicing rights that entitle the Company to a future stream of cash flows based on the outstanding principal balances of the loans and the contractual servicing fee. Failure to service the loans in accordance with contractual servicing obligations may lead to a termination of the servicing contracts and the loss of future servicing fees. In non-recourse servicing, the principal credit risk to the servicer arises from temporary advances of funds. In recourse servicing, the servicer agrees to share credit risk with the owner of the mortgage loans, such as FNMA, FHLMC, GNMA, or with a private investor, insurer or guarantor. The Company's mortgage loan securitizations are primarily non-recourse, thereby effectively transferring the risk of future credit losses to the purchasers of the securities issued by the trust. In addition to servicing rights, the Company also retains a residual interest in its auto loan, student loan and other assets securitizations, consisting of securities and interest-only strips that arise from the calculation of gain or loss at the time assets are sold to the SPE. The Company recognized gains related to the securitization of mortgages and other assets of $588 million, $331 million, and $271 million in 2003, 2002, and 2001, respectively.

Securitizations of Client Assets

The Company acts as an intermediary or agent for its corporate clients, assisting them in obtaining sources of liquidity by selling the clients' trade receivables or other financial assets to an SPE.

The Company administers several third-party owned, special purpose, multi-seller finance companies that purchase pools of trade receivables, credit cards, and other financial assets from third-party clients of the Company. As administrator, the Company provides accounting, funding, and operations services to these conduits. The Company has no ownership interest in the conduits. Generally, the clients continue to service the transferred assets. The conduits' asset purchases are funded by issuing commercial paper and medium-term notes. Clients absorb the first losses of the conduits by providing collateral in the form of excess assets or residual interest. The Company along with other financial institutions provides liquidity facilities, such as commercial paper backstop lines of credit to the conduits. The Company also provides loss enhancement in the form of letters of credit and other guarantees. All fees are charged on a market basis. During 2003, to comply with FIN 46, all but two of the conduits issued "first loss" subordinated notes, such that one third-party investor in each conduit would be deemed the primary beneficiary and would consolidate that conduit. At December 31, 2003 and 2002, total assets in the unconsolidated conduits were $44 billion and $49 billion, respectively, and liabilities were $44 billion and $49 billion, respectively. One conduit with assets of $823 million is consolidated at December 31, 2003. For 2003 and 2002, the Company's revenues for these activities amounted to $217 million and $239 million, and estimated expenses before taxes were $37 million and $44 million. Expenses have been estimated based upon a percentage of product revenues to business revenues. In addition, the Company participates in providing liquidity backstop lines of credit to conduits administered by other financial institutions with assets totaling $334 million and $2.9 billion at December 31, 2003 and 2002, respectively.

Creation of Other Investment and Financing Products

In addition to securitizations of mortgage loans originated by the Company, the Company also securitizes purchased mortgage loans, creating collateralized mortgage obligations (CMOs) and other mortgage-backed securities (MBSs) and distributes them to investors. Since January 1, 2000, the Company has organized 160 mortgage securitizations with assets of $204 billion at December 31, 2003. For 2003 and 2002, the Company's revenues for these activities were $418 million and $383 million, respectively, and estimated expenses before taxes were $84 million and $65 million, respectively. Expenses have been estimated based upon a percentage of product revenues to total business revenues.

The Company packages and securitizes assets purchased in the financial markets in order to create new security offerings, including hedge funds, mutual funds, unit investment trusts, and other investment funds, for institutional and *Private Bank* clients as well as retail customers, that match the clients' investment needs and preferences. The SPEs may be credit-enhanced by excess assets in the investment pool or by third-party insurers assuming the risks of the underlying assets, thus reducing the credit risk assumed by the investors and diversifying investors' risk to a pool of assets as compared with investments in individual assets. The Company typically manages the SPEs for market-rate fees. In addition, the Company may be one of several liquidity providers to the SPEs and may place the securities with investors.

The Company packages and securitizes assets purchased in the financial markets in order to create new security offerings, including arbitrage collateralized debt obligations (CDOs) and synthetic CDOs for institutional clients and retail customers, that match the clients' investment needs and preferences. Typically these instruments diversify investors' risk to a pool of assets as compared with investments in an individual asset. The VIEs, which are issuers of CDO securities, are generally organized as limited liability corporations. The Company typically receives fees for structuring and/or distributing the securities sold to investors. In some cases, the Company may repackage the investment with higher-rated debt CDO securities or U.S. Treasury securities to provide a greater or a very high degree of certainty of the return of invested principal. A third-party manager is typically retained by the VIE to select collateral for inclusion in the pool and then actively manage it or, in other cases, only to manage work-out credits. The Company may also provide other financial services and/or products to the VIEs for market-rate fees. These may include: the provision of liquidity or contingent liquidity facilities, interest rate or foreign exchange hedges and credit derivative instruments, as well as the purchasing and warehousing of securities until they are sold to the SPE. The Company is not the primary beneficiary of these VIEs under FIN 46 due to our limited continuing involvement and, as a result, we do not consolidate their assets and liabilities in our financial statements.

See Note 12 to the Consolidated Financial Statements for additional information about off-balance sheet arrangements.

Credit Commitments and Lines of Credit

The table below summarizes Citigroup's credit commitments. Further details are included in the footnotes.

In millions of dollars at year-end	**2003**	2002
Financial standby letters of credit and foreign office guarantees	**$ 36,402**	$ 32,220
Performance standby letters of credit and foreign office guarantees	**8,101**	7,320
Commercial and similar letters of credit	**4,411**	4,965
One- to four-family residential mortgages	**3,599**	3,990
Revolving open-end loans secured by one- to four-family residential properties	**14,007**	10,297
Commercial real estate, construction and land development	**1,382**	1,781
Credit card lines (1)(2)	**739,162**	407,822
Commercial and other consumer loan commitments (3)	**210,751**	214,166
Total	**$1,017,815**	$682,561

(1) Credit card lines are unconditionally cancelable by the issuer.
(2) Increase from 2002 primarily relates to the Sears and Home Depot acquisitions.
(3) Includes commercial commitments to make or purchase loans, to purchase third-party receivables, and to provide note issuance or revolving underwriting facilities. Amounts include $119 billion and $132 billion with original maturity of less than one year at December 31, 2003 and 2002, respectively.

See Note 28 to the Consolidated Financial Statements for additional information on credit commitments and lines of credit.

CORPORATE GOVERNANCE AND CONTROLS AND PROCEDURES

Citigroup has had a long-standing process whereby business and financial officers throughout the Company attest to the accuracy of financial information reported in corporate systems as well as the effectiveness of internal controls over financial reporting and disclosure processes. The Sarbanes-Oxley Act of 2002 requires CEOs and CFOs to make certain certifications with respect to this report and to the Company's disclosure control and procedures and internal control over financial reporting.

During the 2002 third quarter, the Company created a Disclosure Committee which has responsibility for ensuring that there is an adequate and effective process for establishing, maintaining, and evaluating disclosure controls and procedures for the Company in connection with its external disclosures. Citigroup has a Code of Conduct that expresses the values that drive employee behavior and maintains the Company's commitment to the highest standards of conduct. The Company has established an ethics hotline for employees. In addition, the Company adopted a Code of Ethics for Financial Professionals which applies to all finance, accounting, treasury, tax and investor relations professionals worldwide and which supplements the Company-wide Code of Conduct. Both the Code of Conduct and the Code of Ethics for Financial Professionals can be found on the Citigroup website at www.citigroup.com by clicking on the "Corporate Governance" page. The Company's Corporate Governance Guidelines and the charters for the Audit and Risk Management Committee, the Nomination and Governance Committee, the Personnel and Compensation Committee, and the Public Affairs Committee of the Board are available free of charge on our website under the "Corporate Governance" page or by writing to Citigroup Inc., Corporate Governance, 425 Park Avenue, 2nd floor, New York, New York 10043.

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective in recording, processing, summarizing, and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.

Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The Company's actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." These forward-looking statements involve risks and uncertainties including, but not limited to: changing economic conditions—U.S., global, regional, or related to specific issuers or industries; sovereign or regulatory actions; the ability to gain market share in both new and established markets internationally; levels of activity in the global capital markets; macro-economic factors and political policies and developments in the countries in which the Company's businesses operate; the level of interest rates, bankruptcy filings and unemployment rates, as well as political policies and developments around the world; the continued threat of terrorism; the potential impact of Argentine government actions; the realizability of Argentine government obligations; the potential in Argentina for the re-dollarization of pension annuities and further debt restructurings; changes in assumptions underlying the fair value of investments; changes in management's estimates underlying the allowance for credit losses; possible changes to various stock-based compensation plan provisions for future awards; the effect of the amortization of unrecognized net actuarial losses on net pension expense; the challenging operating environment in Japan; the ability of *Cards* to continue to increase receivables and improve net credit losses; the ability of *Retail Banking* to continue to expand into select markets; the ability of CitiMortgage to continue leveraging Citigroup distribution channels; Primerica's ability to benefit from cross-selling relationships; possible legislative and regulatory reforms in the mutual fund industry; the ability of TLA to take advantage of long-term demographic trends; the effect of regulations governing the cross-selling of insurance products to Citigroup customers; the ability of Citigroup's consumer business to expand, including the volume of new loans and credit cards; the credit performance of the portfolios, portfolio growth and seasonal factors; the ability to leverage the newly-formed alliances with Sears and Home Depot; the effect of banking and financial services reforms; possible amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the ability of states to adopt more extensive consumer privacy protections through legislation or regulation; and the resolution of legal and regulatory proceedings and related matters.

GLOSSARY OF TERMS

Annuity—A contract that pays a periodic benefit for the life of a person (the annuitant), for the lives of two or more persons or for a specified period of time.

Assets Under Management—Assets held by Citigroup in a fiduciary capacity for clients. These assets are not included on Citigroup's balance sheet.

Cash-Basis Loans—Loans in which the borrower has fallen behind in interest payments, and are considered impaired and are classified as nonperforming or non-accrual assets. In situations where the lender reasonably expects that only a portion of the principal and interest owed ultimately will be collected, payments are credited directly to the outstanding principal.

Claim—Request by an insured for a benefit from an insurance company for an insurable event.

Credit Default Swap—An agreement between two parties whereby one party pays the other a fixed coupon over a specified term. The other party makes no payment unless a specified credit event such as a default occurs, at which time a payment is made and the swap terminates.

Deferred Acquisition Costs (DAC)—Primarily commissions, which vary with and are primarily related to the production of new insurance business that are deferred and amortized to achieve a matching of revenues and expenses when reported in financial statements prepared in accordance with GAAP.

Deferred Tax Asset—An asset attributable to deductible temporary differences and carryforwards. A deferred tax asset is measured using the applicable enacted tax rate and provisions of the enacted tax law.

Deferred Tax Liability—A liability attributable to taxable temporary differences. A deferred tax liability is measured using the applicable enacted tax rate and provisions of the enacted tax law.

Derivative—A contract or agreement whose value is derived from changes in interest rates, foreign exchange rates, prices of securities or commodities, or financial or commodity indices.

Federal Funds—Non-interest-bearing deposits held by member banks at the Federal Reserve Bank.

Foregone Interest—Interest on cash-basis loans that would have been earned at the original contractual rate if the loans were on accrual status.

Generally Accepted Accounting Principles (GAAP)—Accounting rules and conventions defining acceptable practices in preparing financial statements in the United States of America. The Financial Accounting Standards Board (FASB), an independent self-regulatory organization, is the primary source of accounting rules.

Managed Loans—Includes loans classified as Loans on the balance sheet plus loans held-for-sale that are included in other assets and securitized receivables, primarily credit card receivables.

Managed Net Credit Losses—Net credit losses adjusted for the effect of credit card securitizations. See Managed Loans.

Minority Interest—When a parent owns a majority (but less than 100%) of a subsidiary's stock, the Consolidated Financial Statements must reflect the minority's interest in the subsidiary. The minority interest as shown in the Consolidated Statement of Income is equal to the minority's proportionate share of the subsidiary's net income and, as included within other liabilities on the Balance Sheet, is equal to the minority's proportionate share of the subsidiary's net assets.

Net Credit Losses—Gross credit losses (write-offs) less gross credit recoveries.

Net Credit Loss Ratio—Annualized net credit losses divided by average loans outstanding.

Net Written Premiums—Direct written premiums plus assumed reinsurance premiums, less premiums ceded to reinsurers.

Premiums—The amount charged during the year on policies and contracts issued, renewed, or reinsured by an insurance company.

Reinsurance—A transaction in which a reinsurer (*assuming enterprise*), for a consideration (*premium*), assumes all or part of a risk undertaken originally by another insurer (*ceding enterprise*).

Retention—The amount of exposure an insurance company retains on any one risk or group of risks.

Return on Assets—Annualized income divided by average assets.

Return on Common Equity—Annualized income less preferred stock dividends, divided by average common equity.

Risk Adjusted Margin—Risk adjusted revenue as a percent of average managed loans.

Risk Adjusted Revenue—Revenues less net credit losses.

SB Bank Deposit Program—Smith Barney's Bank Deposit Program provides eligible clients with FDIC insurance on their cash deposits. Accounts enrolled in the program automatically have their cash balances invested, or "swept," into interest-bearing, FDIC-insured deposit accounts at up to 10 participating Citigroup-affiliated banks.

SB Consulting Group—Smith Barney Consulting Group works with financial consultants and their clients to develop sound investment strategies, select the appropriate third-party portfolio managers to carry out those strategies, and monitor manager performance over time.

Securities Purchased Under Agreements to Resell (Reverse Repo Agreements)—An agreement between a seller and a buyer, generally of government or agency securities, whereby the buyer agrees to purchase the securities and the seller agrees to repurchase them at an agreed-upon price at a future date.

Securities Sold Under Agreements to Repurchase (Repurchase Agreements)—An agreement between a seller and a buyer, generally of government or agency securities, whereby the seller agrees to repurchase the securities at an agreed-upon price at a future date.

Standby Letter of Credit—An obligation issued by a bank on behalf of a bank customer to a third party where the bank promises to pay the third party, contingent upon the failure by the bank's customer to perform under the terms of the underlying contract with the beneficiary or obligates the bank to guarantee or stand as surety for the benefit of the third party to the extent permitted by law or regulation.

Statutory Surplus—As determined under Statutory Accounting Practices, the amount remaining after all liabilities, including insurance reserves, are subtracted from all admitted assets. Admitted assets are assets of an insurer prescribed or permitted by a state to be recognized on the statutory balance sheet. Statutory surplus is also referred to as "surplus" or "surplus as regards policyholders" for statutory accounting purposes.

Tier 1 and Tier 2 Capital—Tier 1 capital includes common stockholders' equity (excluding certain components of other comprehensive income), qualifying perpetual preferred stock, mandatorily redeemable securities of subsidiary trusts, and minority interest that are held by others, less certain intangible assets. Tier 2 capital includes, among other items, perpetual preferred stock to the extent it does not qualify for Tier 1, qualifying senior and subordinated debt, limited life preferred stock, and the allowance for credit losses, subject to certain limitations.

Unearned Compensation—The unamortized portion of a grant to employees of restricted stock measured at the market value on the date of grant. Unearned compensation is displayed as a reduction of stockholders' equity on the Consolidated Balance Sheet.

Unfunded Commitments—Legally binding agreements to provide financing at a future date.

REPORT OF MANAGEMENT

The management of Citigroup is responsible for the preparation and fair presentation of the financial statements and other financial information contained in this annual report. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances. Where amounts must be based on estimates and judgments, they represent the best estimates and judgments of management. The financial information appearing throughout this annual report is consistent with that in the financial statements.

The management of Citigroup is also responsible for maintaining effective internal control over financial reporting. Management establishes an environment that fosters strong controls, and it designs business processes to identify and respond to risk. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to see that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Citigroup's accounting policies and internal control are under the general oversight of the Board of Directors, acting through the Audit and Risk Management Committee of the Board. The Committee is composed entirely of independent directors who are not officers or employees of Citigroup. The Committee reviews reports by internal audit covering its extensive program of audit and risk reviews worldwide. In addition, KPMG LLP, independent auditors, are engaged to audit Citigroup's consolidated financial statements.

KPMG LLP obtains and maintains an understanding of Citigroup's internal control and procedures for financial reporting and conducts such tests and other auditing procedures as it considers necessary in the circumstances to express the opinion in its report that follows. KPMG LLP has full access to the Audit and Risk Management Committee, with no members of management present, to discuss its audit and its findings as to the integrity of Citigroup's financial reporting and the effectiveness of internal control.

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control, and accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. However, management believes that Citigroup maintained effective internal control over financial reporting as of December 31, 2003.

Charles Prince
Chief Executive Officer

Todd S. Thomson
Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

KPMG

The Board of Directors and Stockholders
Citigroup Inc.:

We have audited the accompanying consolidated balance sheet of Citigroup Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citigroup Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2003 the Company changed its methods of accounting for variable interest entities and stock-based compensation and in 2002 the Company changed its methods of accounting for goodwill and intangible assets and accounting for the impairment or disposal of long-lived assets. Also, as discussed in Note 1 to the consolidated financial statements, in 2001 the Company changed its methods of accounting for derivative instruments and hedging activities, accounting for interest income and impairment on purchased and retained beneficial interests in securitized financial assets, and accounting for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001.

KPMG LLP

New York, New York
February 26, 2004

CONSOLIDATED STATEMENT OF INCOME

Citigroup Inc. and Subsidiaries

In millions of dollars, except per share amounts	Year ended December 31 2003	2002	2001
Revenues			
Loan interest, including fees	**$ 38,110**	$ 37,903	$ 39,588
Other interest and dividends	**18,937**	21,036	24,896
Insurance premiums	**3,749**	3,410	3,450
Commissions and fees	**16,314**	15,258	15,593
Principal transactions	**5,120**	4,513	5,544
Asset management and administration fees	**5,665**	5,146	5,389
Realized gains (losses) from sales of investments	**510**	(485)	237
Other revenue	**6,308**	5,775	4,463
Total revenues	**94,713**	92,556	99,160
Interest expense	**17,271**	21,248	31,793
Total revenues, net of interest expense	**77,442**	71,308	67,367
Benefits, claims, and credit losses			
Policyholder benefits and claims	**3,895**	3,478	3,520
Provision for credit losses	**8,046**	9,995	6,800
Total benefits, claims, and credit losses	**11,941**	13,473	10,320
Operating expenses			
Non-insurance compensation and benefits	**21,288**	18,650	19,449
Net occupancy expense	**4,280**	4,005	3,735
Technology/communications expense	**3,414**	3,139	3,068
Insurance underwriting, acquisition, and operating	**1,063**	992	1,115
Restructuring-related items	**(46)**	(15)	454
Other operating expenses	**9,169**	10,527	8,707
Total operating expenses	**39,168**	37,298	36,528
Income from continuing operations before income taxes, minority interest, and cumulative effect of accounting changes	**26,333**	20,537	20,519
Provision for income taxes	**8,195**	6,998	7,203
Minority interest, net of income taxes	**285**	91	87
Income from continuing operations before cumulative effect of accounting changes	**17,853**	13,448	13,229
Discontinued operations			
Income from discontinued operations	**—**	965	1,378
Gain on sale of stock by subsidiary	**—**	1,270	—
Provision for income taxes	**—**	360	323
Income from discontinued operations, net	**—**	1,875	1,055
Cumulative effect of accounting changes, net	**—**	(47)	(158)
Net income	**$ 17,853**	$ 15,276	$ 14,126
Basic earnings per share			
Income from continuing operations	**$ 3.49**	$ 2.63	$ 2.61
Income from discontinued operations, net	**—**	0.37	0.21
Cumulative effect of accounting changes, net	**—**	(0.01)	(0.03)
Net income	**$ 3.49**	$ 2.99	$ 2.79
Weighted average common shares outstanding	**5,093.3**	5,078.0	5,031.7
Diluted earnings per share			
Income from continuing operations	**$ 3.42**	$ 2.59	$ 2.55
Income from discontinued operations, net	**—**	0.36	0.20
Cumulative effect of accounting changes, net	**—**	(0.01)	(0.03)
Net income	**$ 3.42**	$ 2.94	$ 2.72
Adjusted weighted average common shares outstanding	**5,193.6**	5,166.2	5,147.0

See Notes to the Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

Citigroup Inc. and Subsidiaries

In millions of dollars	December 31 2003	2002[1]
Assets		
Cash and due from banks (including segregated cash and other deposits)	**$ 21,149**	$ 17,326
Deposits at interest with banks	**19,777**	16,382
Federal funds sold and securities borrowed or purchased under agreements to resell	**172,174**	139,946
Brokerage receivables	**26,476**	25,358
Trading account assets (including $65,352 and $36,975 pledged to creditors at December 31, 2003 and December 31, 2002, respectively)	**235,319**	155,208
Investments (including $12,066 and $11,092 pledged to creditors at December 31, 2003 and December 31, 2002, respectively)	**182,892**	169,513
Loans, net of unearned income		
Consumer	**379,932**	337,681
Corporate	**98,074**	110,124
Loans, net of unearned income	**478,006**	447,805
Allowance for credit losses	**(12,643)**	(11,101)
Total loans, net	**465,363**	436,704
Goodwill	**27,581**	26,961
Intangible assets	**13,881**	8,509
Reinsurance recoverables	**4,577**	4,356
Separate and variable accounts	**27,473**	22,118
Other assets	**67,370**	75,209
Total assets	**$1,264,032**	$1,097,590
Liabilities		
Non-interest-bearing deposits in U.S. offices	**$ 30,074**	$ 29,545
Interest-bearing deposits in U.S. offices	**146,675**	141,787
Non-interest-bearing deposits in offices outside the U.S.	**22,940**	21,422
Interest-bearing deposits in offices outside the U.S.	**274,326**	238,141
Total deposits	**474,015**	430,895
Federal funds purchased and securities loaned or sold under agreements to repurchase	**181,156**	162,643
Brokerage payables	**37,330**	22,024
Trading account liabilities	**121,869**	91,426
Contractholder funds and separate and variable accounts	**58,402**	49,331
Insurance policy and claims reserves	**17,478**	16,350
Investment banking and brokerage borrowings	**22,442**	21,353
Short-term borrowings	**36,187**	30,629
Long-term debt	**162,702**	126,927
Other liabilities	**48,380**	53,142
Citigroup or subsidiary-obligated mandatorily redeemable securities of subsidiary trusts holding solely junior subordinated debt securities of—Parent	**5,217**	4,657
—Subsidiary	**840**	1,495
Total liabilities	**1,166,018**	1,010,872
Stockholders' equity		
Preferred stock ($1.00 par value; authorized shares: 30 million), at aggregate liquidation value	**1,125**	1,400
Common stock ($.01 par value; authorized shares: 15 billion), issued shares: **2003** and 2002—**5,477,416,254 shares**	**55**	55
Additional paid-in capital	**17,531**	17,381
Retained earnings	**93,483**	81,403
Treasury stock, at cost: **2003—320,466,849 shares** and 2002—336,734,631 shares	**(11,524)**	(11,637)
Accumulated other changes in equity from nonowner sources	**(806)**	(193)
Unearned compensation	**(1,850)**	(1,691)
Total stockholders' equity	**98,014**	86,718
Total liabilities and stockholders' equity	**$1,264,032**	$1,097,590

(1) Reclassified to conform to the 2003 presentation.

See Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Citigroup Inc. and Subsidiaries

In millions of dollars, except shares in thousands	Amounts 2003	Amounts 2002	Amounts 2001	Shares 2003	Shares 2002	Shares 2001
	Year ended December 31					
Preferred stock at aggregate liquidation value						
Balance, beginning of year	**$ 1,400**	$ 1,525	$ 1,745	**5,350**	5,850	6,233
Redemption or retirement of preferred stock	**(275)**	(125)	(250)	**(1,100)**	(500)	(500)
Other (1)	**—**	—	30	**—**	—	117
Balance, end of year	**1,125**	1,400	1,525	**4,250**	5,350	5,850
Common stock and additional paid-in capital						
Balance, beginning of year	**17,436**	23,251	16,558	**5,477,416**	5,477,416	5,351,144
Employee benefit plans	**133**	664	228	**—**	—	—
Contribution to Citigroup Pension Fund	**—**	(83)	—	**—**	—	—
Other (2)	**17**	(6,396)	6,465	**—**	—	126,272
Balance, end of year	**17,586**	17,436	23,251	**5,477,416**	5,477,416	5,477,416
Retained earnings						
Balance, beginning of year	**81,403**	69,803	58,862			
Net income	**17,853**	15,276	14,126			
Common dividends	**(5,702)**	(3,593)	(3,075)			
Preferred dividends	**(71)**	(83)	(110)			
Balance, end of year	**93,483**	81,403	69,803			
Treasury stock, at cost						
Balance, beginning of year	**(11,637)**	(11,099)	(10,213)	**(336,735)**	(328,728)	(328,922)
Issuance of shares pursuant to employee benefit plans	**2,437**	1,495	1,980	**75,586**	43,242	59,681
Contribution to Citigroup Pension Fund	**—**	583	—	**—**	16,767	—
Treasury stock acquired (3)	**(1,967)**	(5,483)	(3,045)	**(52,464)**	(151,102)	(64,184)
Shares purchased from employee pension fund	**(449)**	—	—	**(9,556)**	—	—
Other (4)	**92**	2,867	179	**2,702**	83,086	4,697
Balance, end of year	**(11,524)**	(11,637)	(11,099)	**(320,467)**	(336,735)	(328,728)
Accumulated other changes in equity from nonowner sources						
Balance, beginning of year	**(193)**	(844)	123			
Cumulative effect of accounting changes, after-tax (5)	**—**	—	118			
Net change in unrealized gains and losses on investment securities, after-tax	**951**	1,105	(222)			
Net change for cash flow hedges, after-tax	**(491)**	1,074	171			
Net change in foreign currency translation adjustment, after-tax	**(1,073)**	(1,528)	(1,034)			
Balance, end of year	**(806)**	(193)	(844)			
Unearned compensation						
Balance, beginning of year	**(1,691)**	(1,389)	(869)			
Net issuance of restricted and deferred stock	**(159)**	(302)	(520)			
Balance, end of year	**(1,850)**	(1,691)	(1,389)			
Total common stockholders' equity and common shares outstanding	**96,889**	85,318	79,722	**5,156,949**	5,140,681	5,148,688
Total stockholders' equity	**$ 98,014**	$ 86,718	$ 81,247			
Summary of changes in equity from nonowner sources						
Net income	**$ 17,853**	$ 15,276	$ 14,126			
Other changes in equity from nonowner sources, after-tax	**(613)**	651	(967)			
Total changes in equity from nonowner sources	**$ 17,240**	$ 15,927	$ 13,159			

(1) Represents shares previously held by affiliates that have subsequently been traded on the open market to third parties.
(2) In 2002, primarily represents the $7.0 billion tax-free distribution to Citigroup's stockholders of a majority portion of Citigroup's remaining ownership interest in TPC, offset by $0.7 billion for the issuance of shares in connection with the acquisition of GSB. In 2001, primarily includes $6.5 billion for the issuance of shares to effect the Banamex acquisition.
(3) In 2003, includes $0.3 billion relating to shares repurchased from Mr. Sanford I. Weill.
(4) In 2002, primarily represents shares issued in connection with the acquisition of GSB.
(5) In 2001, refers to the adoption of SFAS 133 and EITF 99-20, resulting in increases to equity from nonowner sources of $25 million and $93 million, respectively.

See Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Citigroup Inc. and Subsidiaries

In millions of dollars	Year ended December 31 2003	2002	2001
Cash flows from operating activities of continuing operations			
Net income	**$ 17,853**	$ 15,276	$ 14,126
Income from discontinued operations, net of tax	**—**	717	1,055
Gain on sale of stock by subsidiary, net of tax	**—**	1,158	—
Cumulative effect of accounting changes	**—**	(47)	(158)
Income from continuing operations	**17,853**	13,448	13,229
Adjustments to reconcile net income to net cash (used in) provided by operating activities of continuing operations			
Amortization of deferred policy acquisition costs and present value of future profits	**547**	405	400
Additions to deferred policy acquisition costs	**(976)**	(865)	(853)
Depreciation and amortization	**1,574**	1,521	2,289
Deferred tax provision (benefit)	**566**	(204)	1,003
Provision for credit losses	**8,046**	9,995	6,800
Change in trading account assets	**(80,111)**	(10,625)	(11,843)
Change in trading account liabilities	**30,443**	10,883	(4,503)
Change in federal funds sold and securities borrowed or purchased under agreements to resell	**(32,228)**	(2,127)	(28,932)
Change in federal funds purchased and securities loaned or sold under agreements to repurchase	**19,468**	7,176	39,943
Change in brokerage receivables net of brokerage payables	**14,188**	(1,070)	7,550
Change in insurance policy and claims reserves	**1,128**	3,272	1,446
Net (gains)/losses from sales of investments	**(510)**	485	(237)
Venture capital activity	**134**	577	888
Restructuring-related items and merger-related costs	**(46)**	(15)	454
Other, net	**5,070**	(6,827)	(873)
Total adjustments	**(32,707)**	12,581	13,532
Net cash (used in) provided by operating activities of continuing operations	**(14,854)**	26,029	26,761
Cash flows from investing activities of continuing operations			
Change in deposits at interest with banks	**(3,395)**	2,935	(3,052)
Change in loans	**(30,012)**	(40,780)	(34,787)
Proceeds from sales of loans	**18,553**	17,005	26,470
Purchases of investments	**(208,040)**	(393,344)	(436,461)
Proceeds from sales of investments	**127,277**	280,234	388,127
Proceeds from maturities of investments	**71,730**	78,505	28,601
Other investments, primarily short-term, net	**130**	(531)	(400)
Capital expenditures on premises and equipment	**(2,354)**	(1,377)	(1,709)
Proceeds from sales of premises and equipment, subsidiaries and affiliates, and repossessed assets	**1,260**	2,184	1,789
Business acquisitions	**(21,456)**	(3,953)	(7,067)
Net cash used in investing activities of continuing operations	**(46,307)**	(59,122)	(38,489)
Cash flows from financing activities of continuing operations			
Dividends paid	**(5,773)**	(3,676)	(3,185)
Issuance of common stock	**686**	483	875
Issuance of mandatorily redeemable securities of parent trusts	**1,600**	—	2,550
Redemption of mandatorily redeemable securities of parent trusts	**(700)**	—	—
Redemption of mandatorily redeemable securities of subsidiary trusts	**(625)**	(400)	(345)
Redemption of preferred stock, net	**(275)**	(125)	(220)
Treasury stock acquired	**(2,416)**	(5,483)	(3,045)
Stock tendered for payment of withholding taxes	**(499)**	(475)	(506)
Issuance of long-term debt	**67,054**	39,520	43,735
Payments and redemptions of long-term debt	**(45,800)**	(47,169)	(35,299)
Change in deposits	**42,136**	30,554	39,398
Change in short-term borrowings and investment banking and brokerage borrowings	**6,647**	11,988	(30,931)
Contractholder fund deposits	**8,346**	8,548	8,363
Contractholder fund withdrawals	**(5,976)**	(5,815)	(5,486)
Net cash provided by financing activities of continuing operations	**64,405**	27,950	15,904
Effect of exchange rate changes on cash and cash equivalents	**579**	98	(323)
Discontinued operations			
Net cash (used in) provided by discontinued operations	**—**	(237)	41
Proceeds from sale of stock by subsidiary	**—**	4,093	—
Change in cash and due from banks	**3,823**	(1,189)	3,894
Cash and due from banks at beginning of period	**17,326**	18,515	14,621
Cash and due from banks at end of period	**$ 21,149**	$ 17,326	$ 18,515
Supplemental disclosure of cash flow information for continuing operations			
Cash paid during the period for income taxes	**$ 6,113**	$ 6,834	$ 2,085
Cash paid during the period for interest	**$ 15,732**	$ 20,226	$ 32,711
Non-cash investing activities			
Transfers to repossessed assets	**$ 1,077**	$ 1,180	$ 445

See Notes to the Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Citigroup and its subsidiaries (the Company). The Company consolidates subsidiaries which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. Entities where the Company holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence, other than investments of designated venture capital subsidiaries, are accounted for under the equity method, and the pro rata share of their income (loss) is included in other income. Income from investments in less than 20%-owned companies is recognized when dividends are received. Citigroup consolidates entities deemed to be variable interest entities (VIEs) when Citigroup is determined to be the primary beneficiary under FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). Gains and losses on disposition of branches, subsidiaries, affiliates, buildings, and other investments and charges for management's estimate of impairment in their value that is other than temporary, such that recovery of the carrying amount is deemed unlikely, are included in other income.

The Company recognizes a gain or loss in the Consolidated Statement of Income when a subsidiary issues its own stock to a third party at a price higher or lower than the Company's proportionate carrying amount.

On August 20, 2002, Citigroup completed the distribution to its stockholders of a majority portion of its remaining ownership interest in Travelers Property Casualty Corp. (TPC) (an indirect wholly owned subsidiary of Citigroup on December 31, 2001). Following the distribution, Citigroup began reporting TPC separately as discontinued operations. See Note 3 to the Consolidated Financial Statements for additional discussion of discontinued operations.

Certain amounts in prior years have been reclassified to conform to the current year's presentation.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates. Revenues and expenses are translated monthly at amounts that approximate weighted average exchange rates, with resulting gains and losses included in income. The effects of translating operations with a functional currency other than the U.S. dollar are included in stockholders' equity along with related hedge and tax effects. The effects of translating operations with the U.S. dollar as the functional currency, including those in highly inflationary environments, are included in other income along with related hedge effects. Hedges of foreign currency exposures include forward currency contracts and designated issues of non-U.S. dollar debt.

Use of Estimates

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Flows

Cash equivalents are defined as those amounts included in cash and due from banks. Cash flows from risk management activities are classified in the same category as the related assets and liabilities.

Investments

Investments include fixed maturity and equity securities. Fixed maturities include bonds, notes and redeemable preferred stocks, as well as certain loan-backed and structured securities subject to prepayment risk. Equity securities include common and non-redeemable preferred stocks. Fixed maturities classified as "held to maturity" represent securities that the Company has both the ability and the intent to hold until maturity and are carried at amortized cost. Fixed maturity securities and marketable equity securities classified as "available-for-sale" are carried at fair value, which is determined based on quoted market prices when available, or if quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment, with unrealized gains and losses and related hedge effects reported in a separate component of stockholders' equity, net of applicable income taxes. Declines in fair value that are determined to be other than temporary are charged to earnings. Accrual of income is suspended on fixed maturities that are in default, or on which it is likely that future interest payments will not be made as scheduled. Fixed maturities subject to prepayment risk are accounted for using the retrospective method, where the principal amortization and effective yield are recalculated each period based on actual historical and projected future cash flows. Realized gains and losses on sales of investments are included in earnings on a specific identified cost basis.

Citigroup's private equity subsidiaries include subsidiaries registered as Small Business Investment Companies and other subsidiaries that engage exclusively in venture capital activities. Venture capital investments are carried at fair value, with changes in fair value recognized in other income. The fair values of publicly traded securities held by these subsidiaries are generally based upon quoted market prices. In certain situations, including thinly traded securities, large-block holdings, restricted shares, or other special situations, the quoted market price is adjusted to produce an estimate of the attainable fair value for the securities. For securities held by these subsidiaries that are not publicly traded, estimates of fair value are made based upon review of the investee's financial results, condition, and prospects, together with comparisons to similar companies for which quoted market prices are available.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash advanced or received. With respect to securities loaned, the Company receives cash collateral in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained as necessary. Interest received or paid is recorded in interest income or interest expense.

Repurchase and Resale Agreements

Repurchase and resale agreements are treated as collateralized financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold, including accrued interest, as specified in the respective agreements. The Company's policy is to take possession of securities purchased under agreements to resell. The market value of securities to be repurchased and resold is monitored, and additional collateral is obtained where appropriate to protect against credit exposure.

Trading Account Assets and Liabilities

Trading Account Assets and Liabilities include securities, commodities, and derivatives and are carried at fair value, which is determined based upon quoted prices when available, or under an alternative approach such as matrix or model pricing when market prices are not readily available. If quoted market prices are not available for fixed maturity securities, derivatives, or commodities, the Company discounts the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. Obligations to deliver securities sold, not yet purchased are also carried at fair value and included in trading account liabilities. The determination of fair value considers various factors, including: closing exchange or over-the-counter market price quotations; time value and volatility factors underlying options, warrants, and derivatives; price activity for equivalent or synthetic instruments; counterparty credit quality; the potential impact on market prices or fair value of liquidating the Company's positions in an orderly manner over a reasonable period of time under current market conditions; and derivatives transaction maintenance costs during that period. The fair value of aged inventory is actively monitored and, where appropriate, is discounted to reflect the implied illiquidity for positions that have been available-for-immediate-sale for longer than 90 days. Changes in fair value of trading account assets and liabilities are recognized in earnings. Interest expense on trading account liabilities is reported as a reduction of interest revenues.

Commodities include physical quantities of commodities involving future settlement or delivery, and related gains or losses are reported as principal transactions.

Derivatives used for trading purposes include interest rate, currency, equity, credit, and commodity swap agreements, options, caps and floors, warrants, and financial and commodity futures and forward contracts. The fair value of derivatives is determined based upon liquid market prices evidenced by exchange traded prices, broker/dealer quotations, or prices of other transactions with similarly rated counterparties. The fair value includes an adjustment for individual counterparty credit risk and other adjustments, as appropriate, to reflect liquidity and ongoing servicing costs. The fair values of derivative contracts reflect cash we have paid or received (for example, option premiums and cash margin in connection with credit support agreements). Derivatives in a net receivable position, as well as options owned and warrants held, are reported as trading account assets. Similarly, derivatives in a net payable position, as well as options written and warrants issued, are reported as trading account liabilities. Revenues generated from derivative instruments used for trading purposes are reported as principal transactions and include realized gains and losses, as well as unrealized gains and losses resulting from changes in the fair value of such instruments. During the fourth quarter of 2002, the Company adopted Emerging Issues Task Force (EITF) Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities" (EITF 02-3). Under EITF 02-3, recognition of a trading profit at inception of a derivative transaction is prohibited unless the fair value of that derivative is obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The Company defers trade date gains or losses on derivative transactions where the fair value is not determined based upon observable market transactions and market data. The deferral is recognized in income when the market data becomes observable or over the life of the transaction.

Commissions, Underwriting, and Principal Transactions

Commissions, Underwriting, and Principal Transactions revenues and related expenses are recognized in income on a trade-date basis.

Consumer Loans

Consumer Loans include loans and leases managed by the Global Consumer business and *Private Bank*. As a general rule, for open-end revolving and closed-end installment and real estate loans, interest accrual ceases when payments are no later than 90 days contractually past due, except for certain open-end revolving products (e.g., credit cards), where we accrue interest until payments are 180 days contractually past due and reverse the interest and fees earned, but not collected.

As a general rule, unsecured closed-end installment loans that become 120 days contractually past due and unsecured open-end (revolving) loans that become 180 days contractually past due are charged-off. Loans secured with non-real-estate collateral are written down to the estimated value of the collateral, less costs to sell, at 120 days past due. Real-estate secured loans (both open- and closed-end) are written down to the estimated value of the property, less costs to sell, no later than 180 days past due.

In certain consumer finance businesses in North America, secured real estate loans are written down to the estimated value of the property, less costs to sell, at the earlier of receipt of title or 12 months in foreclosure (which process must commence when payments are no later than 120 days contractually past due). Closed-end loans secured by non-real-estate collateral are written down to the estimated value of the collateral, less costs to sell, when payments are no later than 180 days contractually past due. Unsecured loans (both open- and closed-end) are charged-off when the loan becomes 180 days contractually past due and 180 days from the last payment, but in no event can these loans exceed 360 days contractually past due.

Certain Western European businesses have exceptions to these charge-off policies due to the local environment in which these businesses operate.

Unsecured loans in bankruptcy are charged-off within 30 days of notification of filing by the bankruptcy court or within the contractual write-off periods, whichever occurs earlier. In a certain consumer finance business, unsecured loans in bankruptcy are charged-off when they are 30 days contractually past due.

Commercial Markets, which is included within *Retail Banking*, includes loans and leases made principally to small- and middle-market businesses. Commercial Markets loans are placed on a non-accrual basis when it is determined that the payment of interest or principal is doubtful of collection or when interest or principal is past due for 90 days or more, except when the loan is well-secured and in the process of collection.

Corporate Loans

Corporate Loans represent loans and leases managed by Global Corporate and Investment Bank (GCIB). Corporate loans are identified as impaired and placed on a cash (non-accrual) basis when it is determined that the payment of interest or principal is doubtful of collection, or when interest or principal is past due for 90 days or more, except when the loan is well-secured and in the process of collection. Any interest accrued on impaired corporate loans and leases is reversed at 90 days and charged against current earnings, and interest is thereafter included in earnings only to the extent actually received in cash. When there is doubt regarding the ultimate collectibility of principal, all cash receipts are thereafter applied to reduce the recorded investment in the loan. Impaired corporate loans and leases are written down to the extent that principal is judged to be uncollectible. Impaired collateral-dependent loans and leases where repayment is expected to be provided solely by the sale of the underlying collateral and there are no other available and reliable sources of repayment are written down to the lower of cost or collateral value. Cash-basis loans are returned to an accrual status when all contractual principal and interest amounts are reasonably assured of repayment and there is a sustained period of repayment performance in accordance with the contractual terms.

Lease Financing Transactions

Loans include the Company's share of aggregate rentals on lease financing transactions and residual values net of related unearned income. Lease financing transactions substantially represent direct financing leases and also include leveraged leases. Unearned income is amortized under a method that results in an approximate level rate of return when related to the unrecovered lease investment. Gains and losses from sales of residual values of leased equipment are included in other income.

Loans Held-for-Sale

Credit card and other receivables and mortgage loans originated for sale are classified as loans held-for-sale, which are accounted for at the lower of cost or market value and reported in other assets with net credit losses charged to other income.

Allowance for Credit Losses

Allowance for Credit Losses represents management's estimate of probable losses inherent in the portfolio. Attribution of the allowance is made for analytical purposes only, and the entire allowance is available to absorb probable credit losses inherent in the portfolio, including unfunded commitments. Additions to the allowance are made by means of the provision for credit losses. Credit losses are deducted from the allowance, and subsequent recoveries are added. Securities received in exchange for loan claims in debt restructurings are initially recorded at fair value, with any gain or loss reflected as a recovery or charge-off to the allowance, and are subsequently accounted for as securities available-for-sale.

In the corporate portfolio, larger-balance, non-homogeneous exposures representing significant individual credit exposures are evaluated based upon the borrower's overall financial condition, resources, and payment record; the prospects for support from any financially responsible guarantors; and, if appropriate, the realizable value of any collateral. Reserves are established for these loans based upon an estimate of probable losses for individual larger-balance, non-homogeneous loans deemed to be impaired. This estimate considers all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the loan's contractual effective rate, the secondary market value of the loan and the fair value of collateral less disposal costs. The allowance for credit losses attributed to the remaining portfolio is established via a process that estimates the probable loss inherent in the portfolio based upon various statistical analyses. These analyses consider historical and projected default rates and loss severities; internal risk ratings; and geographic, industry, and other environmental factors. Management also considers overall portfolio indicators including trends in internally risk-rated exposures, classified exposures, cash-basis loans, historical and forecasted write-offs, and a review of industry, geographic, and portfolio concentrations, including current developments within those segments. In addition, management considers the current business strategy and credit process, including credit limit setting and compliance, credit approvals, loan underwriting criteria, and loan workout procedures.

Each portfolio of smaller-balance, homogeneous loans, including consumer mortgage, installment, revolving credit, and most other consumer loans, is collectively evaluated for impairment. The allowance for credit losses attributed to these loans is established via a process that estimates the probable losses inherent in the portfolio, based upon various statistical analyses. These include migration analysis, in which historical delinquency and credit loss experience is applied to the current aging of the portfolio, together with analyses that reflect current trends and conditions. Management also considers overall portfolio indicators including historical credit losses; delinquent, non-performing, and classified loans; trends in volumes and terms of loans; an evaluation of overall credit quality; the credit process, including lending policies and procedures; and economic, geographical, product, and other environmental factors.

This evaluation includes an assessment of the ability of borrowers with foreign currency obligations to obtain the foreign currency necessary for orderly debt servicing.

Transfers of Financial Assets

For a transfer of financial assets to be considered a sale, financial assets transferred by the Company must have been isolated from the seller, even in bankruptcy or other receivership; the purchaser must have the right to sell the assets transferred, or the purchaser must be a qualifying special purpose entity meeting certain significant restrictions on its activities, whose investors have the right to sell their ownership interests in the entity; and the seller does not continue to control the assets transferred through an agreement to repurchase them or have a right to cause the assets to be returned (known as a call option). A transfer of financial assets that meets the sale requirements is removed from the Company's Consolidated Balance Sheet. If the conditions for sale are not met, the transfer is considered to be a secured borrowing, and the assets remain on the Company's Consolidated Balance Sheet and the proceeds are recognized as the Company's liability.

In determining whether financial assets transferred have, in fact, been isolated from the Company, an opinion of legal counsel is generally obtained for complex transactions or where the Company has continuing involvement with the assets transferred or with the securitization entity. For sale treatment to be appropriate, those opinions must state that the asset transfer would be considered a sale and that the assets transferred would not be consolidated with the Company's other assets in the event of the Company's insolvency.

See Note 12 to the Consolidated Financial Statements.

Securitizations

Citigroup and its subsidiaries securitize primarily credit card receivables and mortgages. Other types of assets securitized include corporate debt securities, auto loans, and student loans.

After securitizations of credit card receivables, the Company continues to maintain credit card customer account relationships and provides servicing for receivables transferred to the trusts. The Company also arranges for third parties to provide credit enhancement to the trusts, including cash collateral accounts, subordinated securities, and letters of credit. As specified in certain of the sale agreements, the net revenue collected each month is accumulated up to a predetermined maximum amount, and is available over the remaining term of that transaction to make payments of yield, fees, and transaction costs in the event that net cash flows from the receivables are not sufficient. When the predetermined amount is reached, net revenue is passed directly to the Citigroup subsidiary that sold the receivables.

Interest in the securitized and sold loans may be retained in the form of subordinated interest-only strips, subordinated tranches, spread accounts, and servicing rights. The Company retains a seller's interest in the credit card receivables transferred to the trust, which is not in securitized form. Accordingly, the seller's interest is carried on a historical cost basis and classified as consumer loans. Retained interests in securitized mortgage loans are classified as trading account assets. Other retained interests are primarily recorded as available-for-sale investments. Gains or losses on securitization and sale depend in part on the previous carrying amount of the loans involved in the transfer and are allocated between the loans sold and the retained interests based on their relative fair values at the date of sale. Gains are recognized at the time of securitization and are reported in other income.

The Company values its securitized retained interests at fair value using either financial models, quoted market prices, or sales of similar assets. Where quoted market prices are not available, the Company estimates the fair value of these retained interests by determining the present value of future expected cash flows using modeling techniques that incorporate management's best estimates of key assumptions, including payment speeds, credit losses, and discount rates.

For each securitization entity with which the Company is involved, the Company makes a determination of whether the entity should be considered a subsidiary of the Company and be included in the Company's Consolidated Financial Statements or whether the entity is sufficiently independent that it does not need to be consolidated. If the securitization entity's activities are sufficiently restricted to meet certain accounting requirements to be a qualifying special purpose entity, the securitization entity is not consolidated by Citigroup as seller of the transferred assets. If the securitization entity is determined to be a VIE, the Company consolidates the VIE if it is the primary beneficiary.

For all other securitizations in which Citigroup participates, a consolidation decision is made by evaluating several factors, including how much of the entity's ownership is in the hands of third-party investors, who controls the securitization entity, and who reaps the rewards and bears the risks of the entity. Only securitization entities controlled by Citigroup are consolidated.

Variable Interest Entities

An entity is subject to FIN 46 and is called a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation under SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries" (SFAS 94). A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both.

In addition to the VIEs that are consolidated in accordance with FIN 46, the Company has significant variable interests in certain other VIEs that are not consolidated because the Company is not the primary beneficiary. These include multi-seller finance companies, collateralized debt obligations (CDOs), many structured finance transactions, and various investment funds.

Mortgage Servicing Rights (MSRs)

Mortgage Servicing Rights (MSRs), which are included within intangible assets on the Consolidated Balance Sheet, are recognized as assets when purchased or when the Company sells or securitizes loans acquired through purchase or origination and retains the right to service the loans. Servicing rights retained in the securitization of mortgage loans are measured by allocating the carrying value of the loans between the assets sold and the interests retained, based on the relative fair values at the date of securitization. The fair values are determined using internally developed assumptions comparable to quoted market prices. MSRs are amortized using a proportionate cash flow method over the period of the related net positive servicing income to be generated from the various portfolios purchased or loans originated. The Company periodically estimates the fair value of MSRs by discounting projected net servicing cash flows of the remaining servicing portfolio considering market loan prepayment predictions and other economic factors. Impairment of MSRs is evaluated on a disaggregated basis by type (i.e., fixed rate or adjustable rate) and by interest rate band, which are believed to be the predominant risk characteristics of the Company's servicing portfolio. Any excess of the carrying value of the capitalized servicing rights over the fair value by stratum is recognized through a valuation allowance for each stratum and charged to the provision for impairment on MSRs.

Goodwill

Goodwill represents an acquired company's acquisition cost less the fair value of net tangible and intangible assets. Through the end of 2001, goodwill related to purchase acquisitions completed prior to June 30, 2001 was amortized on a straight-line basis over its estimated useful life. Effective January 1, 2002, amortization ceased on this goodwill. Goodwill related to purchase acquisitions completed after June 30, 2001 is not amortized. Goodwill is subject to annual impairment tests whereby goodwill is allocated to the Company's reporting units and an impairment is deemed to exist if the carrying value of a reporting unit exceeds its estimated fair value. Furthermore, on any business dispositions, goodwill is allocated to the business disposed of based on the ratio of the fair value of the business disposed of to the fair value of the reporting unit.

Intangible Assets

Intangible Assets, including MSRs, core deposit intangibles, present value of future profits, purchased credit card relationships, other customer relationships, and other intangible assets are amortized over their estimated useful lives unless they are deemed to have indefinite useful lives. Upon the adoption of SFAS 142, intangible assets deemed to have indefinite useful lives, primarily certain asset management contracts and trade names, are not amortized and are subject to annual impairment tests. An impairment exists if the carrying value of the indefinite-lived intangible asset exceeds its fair value. For other intangible assets subject to amortization, an impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset.

Repossessed Assets

Upon repossession, loans are adjusted, if necessary, to the estimated fair value of the underlying collateral and transferred to Repossessed Assets, which is reported in other assets net of a valuation allowance for selling costs and net declines in value as appropriate.

Risk Management Activities – Derivatives Used for Non-Trading Purposes

The Company manages its exposures to market rate movements outside its trading activities by modifying the asset and liability mix, either directly or through the use of derivative financial products including interest rate swaps, futures, forwards, and purchased option positions such as interest rate caps, floors, and collars as well as foreign exchange contracts. These end-user derivatives are carried at fair value in other assets or other liabilities.

To qualify as a hedge, the hedge relationship is designated and formally documented at inception detailing the particular risk management objective and strategy for the hedge, which includes the item and risk that is being hedged and the derivative that is being used, as well as how effectiveness is being assessed. A derivative must be highly effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. The effectiveness of these hedging relationships is evaluated on a retrospective and prospective basis typically using quantitative measures of correlation. If a hedge relationship is found to be ineffective, it no longer qualifies as a hedge and any excess gains or losses attributable to such ineffectiveness, as well as subsequent changes in fair value, are recognized in other income.

The foregoing criteria are applied on a decentralized basis, consistent with the level at which market risk is managed, but are subject to various limits and controls. The underlying asset, liability, firm commitment, or forecasted transaction may be an individual item or a portfolio of similar items.

For fair value hedges, in which derivatives hedge the fair value of assets, liabilities, or firm commitments, changes in the fair value of derivatives are reflected in other income, together with changes in the fair value of the related hedged item. The net amount, representing hedge ineffectiveness, is reflected in current earnings. Citigroup's fair value hedges are primarily the hedges of fixed-rate long-term debt, loans, and available-for-sale securities.

For cash flow hedges, in which derivatives hedge the variability of cash flows related to floating rate assets, liabilities, or forecasted transactions, the accounting treatment depends on the effectiveness of the hedge. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value will not be included in current earnings but are reported as other changes in stockholders' equity from nonowner sources. These changes in fair value will be included in earnings of future periods when earnings are also affected by the variability of the hedged cash flows. To the extent these derivatives are not effective, changes in their fair values are immediately included in other income. Citigroup's cash flow hedges primarily include hedges of floating rate credit card receivables and loans, rollovers of commercial paper, and foreign currency denominated funding. Cash flow hedges also include hedges of certain forecasted transactions up to a maximum tenor of 30 years, although a substantial majority of the maturities is under five years.

For net investment hedges, in which derivatives hedge the foreign currency exposure of a net investment in a foreign operation, the accounting treatment will similarly depend on the effectiveness of the hedge. The effective portion of the change in fair value of the derivative, including any forward premium or discount, is reflected in other changes in stockholders' equity from nonowner sources as part of the foreign currency translation adjustment.

End-user derivatives that are economic hedges rather than qualifying as hedges are also carried at fair value with changes in value included in trading account income or other income.

For those hedge relationships that are terminated, hedge designations that are removed, or forecasted transactions that are no longer expected to occur, the hedge accounting treatment described in the paragraphs above is no longer applied. The end-user derivative is terminated or transferred to the trading account. For fair value hedges, any changes to the hedged item remain as part of the basis of the asset or liability and are ultimately reflected as an element of the yield. For cash flow hedges, any changes in fair value of the end-user derivative remain in other changes in stockholders' equity from nonowner sources and are included in earnings of future periods when earnings are also affected by the variability of the hedged cash flows. If the forecasted transaction is no longer likely to occur, any changes in fair value of the end-user derivative are immediately reflected in other income.

Insurance Premiums

Insurance Premiums from long-duration contracts, principally life insurance, are earned when due as determined by the respective contract. Premiums from short-duration insurance contracts, principally credit life and accident and health policies, are earned over the related contract period.

Deferred Policy Acquisition Costs (DAC)

Deferred Policy Acquisition Costs (DAC), included in other assets, represent the costs of acquiring new business, principally commissions, certain underwriting and agency expenses, and the cost of issuing policies.

For traditional life and health business, including term insurance, DAC is amortized over the premium-paying periods of the related policies, in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue in accordance with SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" (SFAS 60), which is generally over 5-20 years. Assumptions as to the anticipated premiums are made at the date of policy issuance or acquisition and are consistently applied over the life of the policy.

For universal life and corporate-owned life insurance products, DAC is amortized at a constant rate based upon the present value of estimated gross profits expected to be realized in accordance with SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from Sale of Investments" (SFAS 97), which is generally over 16-25 years. Actual profits can vary from management's estimates, resulting in increases or decreases in the rate of amortization. Changes in estimates of gross profits result in retrospective adjustments to earnings by a cumulative charge or credit to income.

For deferred annuities, both fixed and variable, and payout annuities, DAC is amortized employing a level effective yield methodology in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" (SFAS 91), which is generally over 10-15 years. An amortization rate is developed using the outstanding DAC balance and projected account balances and is applied to actual account balances to determine the amount of DAC amortization. The projected account balances are derived using a model that includes assumptions related to investment returns and persistency. The model rate is evaluated periodically, at least annually, and the actual rate is reset and applied prospectively, resulting in a new amortization pattern over the remaining estimated life of the business.

Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income, including investment income, and, if not recoverable, are charged to expense. All other acquisition expenses are charged to operations as incurred.

Present Value of Future Profits

Present Value of Future Profits, included in intangible assets, represents the actuarially determined present value of anticipated profits to be realized from life and accident and health business on insurance in force at the date of the Company's acquisition of insurance businesses using the same assumptions that were used for computing-related liabilities where appropriate. The present value of future profits is amortized over the contract period using current interest crediting rates to accrete interest and using amortization methods based on the specified products. Traditional life insurance is amortized over the period of anticipated premiums, universal life in relation to estimated gross profits, and annuity contracts employing a level effective yield methodology. The value of present value of future profits is reviewed periodically for recoverability to determine if any adjustment is required.

Separate and Variable Accounts

Separate and Variable Accounts primarily represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. Each account has specific investment objectives. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. The assets of these accounts are generally carried at market value. Amounts assessed to the contractholders for management services are included in revenues. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.

Insurance Policy and Claims Reserves

Insurance Policy and Claims Reserves represent liabilities for future insurance policy benefits. Insurance reserves for traditional life insurance, annuities, and accident and health policies have been computed based upon mortality, morbidity, persistency, and interest rate assumptions (ranging from 2.0% to 9.0%, with a weighted average rate of 7.03%, for annuity products and 2.5% to 7.0%, with a weighted average interest rate of 3.51%, for life products) applicable to these coverages, including adverse deviation. These assumptions consider Company experience and industry standards and may be revised if it is determined that future experience will differ substantially from that previously assumed.

Contractholder Funds

Contractholder Funds represent receipts from the issuance of universal life, pension investment and certain deferred annuity contracts. Such receipts are considered deposits on investment contracts that do not have substantial mortality or morbidity risk. Account balances are increased by deposits received and interest credited and are reduced by withdrawals, mortality charges and administrative expenses charged to the contractholders. Calculations of contractholder account balances for investment contracts reflect lapse, withdrawal, and interest rate assumptions (ranging from 1.0% to 8.05%, with a weighted average rate of 4.34%, for annuity products, and 3.5% to 5.95%, with a weighted average interest rate of 4.34%, for life products), based on contract provisions, the Company's experience, and industry standards. Contractholder funds also include other funds that policyholders leave on deposit with the Company.

Employee Benefits Expense

Employee Benefits Expense includes prior and current service costs of pension and other postretirement benefit plans, which are accrued on a current basis, contributions and unrestricted awards under other employee plans, the amortization of restricted stock awards, and costs of other employee benefits.

Stock-Based Compensation

Prior to January 1, 2003, Citigroup accounted for stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its stock-based compensation plans. Under APB 25, there is generally no charge to earnings for employee stock option awards because the options granted under these plans have an exercise price equal to the market value of the underlying common stock on the grant date. Alternatively, SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), allows companies to recognize compensation expense over the related service period based on the grant-date fair value of the stock award. Under both methods, upon issuance of previously unissued shares under employee plans, proceeds received in excess of par value are credited to additional paid-in capital. Upon issuance of treasury shares, the difference between the proceeds received and the average cost of treasury shares is recorded in additional paid-in capital. Under both methods, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share. On January 1, 2003, the Company adopted the fair value provision of SFAS 123. See "Accounting Changes" on page 113.

Had the Company applied SFAS 123 prior to 2003 in accounting for all the Company's stock option plans, including the Citigroup 2003 Stock Purchase Program, net income and net income per share would have been the pro forma amounts indicated below:

In millions of dollars, except per share amounts		**2003**	2002	2001
Compensation expense related to stock option plans, net of tax	As reported	**$ 110**	$ —	$ —
	Pro forma	**365**	434	560
Net income	As reported	**$17,853**	$15,276	$14,126
	Pro forma	**17,598**	14,842	13,566
Basic earnings per share	As reported	**$ 3.49**	$ 2.99	$ 2.79
	Pro forma	**3.44**	2.90	2.68
Diluted earnings per share	As reported	**$ 3.42**	$ 2.94	$ 2.72
	Pro forma	**3.37**	2.86	2.61

Income Taxes

Deferred taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. The Company and its wholly owned domestic subsidiaries file a consolidated federal income tax return.

Earnings Per Share

Earnings per share is computed after recognition of preferred stock dividend requirements. Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period, excluding restricted stock. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and has been computed after giving consideration to the weighted average dilutive effect of the Company's convertible securities, common stock warrants, stock options, and the shares issued under the Company's Capital Accumulation Program and other restricted stock plans.

Accounting Changes

Adoption of SFAS 132-R

In December 2003, FASB issued SFAS No.132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS 132-R), which retains the disclosure requirements contained in SFAS 132 and requires additional disclosure in financial statements about the assets, obligations, cash flows, and net periodic benefit cost of domestic defined benefit pension plans and other domestic defined benefit postretirement plans for periods ending after December 15, 2003, except for the disclosure of expected future benefit payments, which must be disclosed for fiscal years ending after June 15, 2004. The new disclosure requirements for foreign retirement plans apply to fiscal years ending after June 15, 2004. However, the Company has elected to adopt SFAS 132-R for its foreign plans as of December 31, 2003. Certain disclosures required by this Statement are effective for interim periods beginning after December 15, 2003. Accordingly, the new annual disclosures are included in Note 24 to the Consolidated Financial Statements.

Costs Associated with Exit or Disposal Activities

On January 1, 2003, Citigroup adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 requires that a liability for costs associated with exit or disposal activities, other than in a business combination, be recognized when the liability is incurred. Previous generally accepted accounting principles provided for the recognition of such costs at the date of management's commitment to an exit plan. In addition, SFAS 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. The impact of adopting of SFAS 146 was not material.

Derivative Instruments and Hedging Activities

On July 1, 2003, the Company adopted SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). In particular, this SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This Statement is generally effective for contracts entered into or modified after June 30, 2003 and did not have a material impact on the Company's Consolidated Financial Statements.

Liabilities and Equity

On July 1, 2003, the Company adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). SFAS 150 establishes standards for how an issuer measures certain financial instruments with characteristics of both liabilities and equity and classifies them in its statement of financial position. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) when that financial instrument embodies an obligation of the issuer. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003, and did not have a material impact on the Company's Consolidated Financial Statements.

Stock-Based Compensation

On January 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123, prospectively for all awards granted, modified, or settled after December 31, 2002. The prospective method is one of the adoption methods provided for under SFAS No. 148, "Accounting for Stock-Based Compensation— Transition and Disclosure" (SFAS 148) issued in December 2002. SFAS 123 requires that compensation cost for all stock awards be calculated and recognized over the service period (generally equal to the vesting period). This compensation cost is determined using option pricing models intended to estimate the fair value of the awards at the grant date. Similar to APB 25, the alternative method of accounting, under SFAS 123, an offsetting increase to stockholders' equity is recorded equal to the amount of compensation expense charged. Earnings per share dilution is recognized as well.

The impact of this change in 2003 is disclosed on page 112. When fully phased in over the next two years, the impact will be approximately $0.06 per diluted share annually.

The Company has made changes to various stock-based compensation plan provisions for future awards. For example, the vesting period and the term of stock options granted in 2003 have been shortened to three and six years, respectively. In addition, the sale of underlying shares acquired through the exercise of options granted after December 31, 2002 will be restricted for a two-year period. The existing stock ownership commitment for senior executives will continue, under which such executives must retain 75% of the shares they own and acquire from the Company over the term of their employment. Original option grants in 2003 and thereafter will not have a reload feature; however, previously granted options will retain that feature.

Consolidation of Variable Interest Entities

FIN 46 changes the method of determining whether certain entities, including securitization entities, should be included in the Company's Consolidated Financial Statements. An entity is subject to FIN 46 and is called a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation under SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries" (SFAS 94). A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both.

For any VIEs that must be consolidated under FIN 46 that were created before February 1, 2003, the assets, liabilities, and noncontrolling interests of the VIE are initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46 first applies may be used to measure the assets, liabilities, and noncontrolling interests of the VIE. In October 2003, FASB announced that the effective date of FIN 46 was deferred from July 1, 2003 to periods ending after December 15, 2003 for VIEs created prior to February 1, 2003. With the exception of the deferral related to certain investment company subsidiaries, Citigroup elected to implement the remaining provisions of FIN 46 in the 2003 third quarter, resulting in the consolidation of VIEs increasing both total assets and total liabilities by approximately $2.1 billion.

The implementation of FIN 46 encompassed a review of thousands of entities to determine the impact of adoption and considerable judgment was used in evaluating whether or not a VIE should be consolidated. FASB continues to provide additional guidance on implementing FIN 46 through FASB Staff Positions.

The Company administers several third-party owned, special purpose, multi-seller finance companies (the "conduits") that purchase pools of trade receivables, credit cards, and other financial assets from third-party clients of the Company. The Company has no ownership interest in the conduits, but as administrator provides them with accounting, funding, and operations services. Generally, the clients continue to service the transferred assets. The conduits' asset purchases are funded by issuing commercial paper and medium-term notes. Clients absorb the first losses of the conduits by providing collateral in the form of excess assets or residual interest. The Company along with other financial institutions provides liquidity facilities, such as commercial paper backstop lines of credit to the conduits. The Company also provides loss enhancement in the form of letters of credit and other guarantees. During 2003, to comply with FIN 46, all but two of the conduits issued "first loss" subordinated notes, such that one third-party investor in each conduit would be deemed the primary beneficiary and would consolidate that conduit. At December 31, 2003 and 2002, total assets in the unconsolidated conduits were $44 billion and $49 billion, respectively, and liabilities were $44 billion and $49 billion, respectively. One conduit with assets of $823 million is consolidated at December 31, 2003.

In December 2003, FASB released a revision of FIN 46 (FIN 46-R), which includes substantial changes from the original. The calculation of expected losses and expected residual returns have both been altered to reduce the impact of decision maker and guarantor fees in the calculation of expected residual returns and expected losses. In addition, FIN 46-R changes the definition of a variable interest. The interpretation permits adoption of either the original or the revised versions of FIN 46 until the first quarter of 2004, at which time FIN 46-R must be adopted. For 2003 year-end financial statements, Citigroup's financial statements are in accordance with the original FIN 46.

The Company is evaluating the impact of applying FIN 46-R to existing VIEs in which it has variable interests and has not yet completed this analysis. We are revising our calculations of expected losses and expected residual returns to reflect the new guidance in FIN 46-R to determine whether any changes to our consolidation decisions under FIN 46 will be needed. Depending on the results of these calculations, we are also considering restructuring alternatives that would enable certain VIEs to continue to meet the criteria for non-consolidation. In the case of the Trust Preferred Securities (TruPS), we are considering restructuring alternatives that would enable us to continue to consolidate the trusts or other alternatives to provide Tier 1 Capital. In the event that the TruPS trusts cannot be restructured, there would be no material impact on the financial statements. At this time, it is anticipated that the effect on the Company's Consolidated Balance Sheet could be an increase of approximately $43 billion to assets and liabilities, primarily due to certain multi-seller finance companies administered by the Company and certain structured transactions. If consolidation is required for additional VIEs, the future viability of these businesses will be assessed. As we continue to evaluate the impact of applying FIN 46-R, additional entities may be identified that would need to be consolidated by the Company. See Note 12 to the Consolidated Financial Statements.

Guarantees and Indemnifications

In November 2002, FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which requires that, for guarantees within the scope of FIN 45 issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. On January 1, 2003, the Company adopted the recognition and measurement provisions of FIN 45. The impact of adopting FIN 45 was not material. FIN 45 also requires additional disclosures in financial statements for periods ending after December 15, 2002. Accordingly, these disclosures are included in Note 28 to the Consolidated Financial Statements.

Acquisitions of Certain Financial Institutions

In the fourth quarter of 2002, the Company adopted SFAS No. 147, "Acquisitions of Certain Financial Institutions" (SFAS 147). SFAS 147 requires that business combinations involving depository financial institutions within its scope, except for combinations between mutual institutions, be accounted for under SFAS 141. Previously, generally accepted accounting principles for acquisitions of financial institutions provided for recognition of the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. Under SFAS 147, such excess is accounted for as goodwill. The impact of adopting SFAS 147 did not materially affect the Consolidated Financial Statements.

Adoption of EITF 02-3

During the fourth quarter of 2002, the Company adopted EITF Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities" (EITF 02-3). Under EITF 02-3, recognition of a trading profit at inception of a derivative transaction is prohibited unless the fair value of that derivative is obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The initial adoption and ongoing effects of EITF 02-3 are not material to the Company's Consolidated Financial Statements.

Impairment or Disposal of Long-Lived Assets

On January 1, 2002, Citigroup adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), when the rule became effective for calendar year companies. SFAS 144 establishes additional criteria as compared to existing generally accepted accounting principles to determine when a long-lived asset is held-for-sale. It also broadens the definition of "discontinued operations," but does not allow for the accrual of future operating losses, as was previously permitted. The impact of adopting SFAS 144 was not material.

Adoption of EITF 99-20

During the second quarter of 2001, the Company adopted EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" (EITF 99-20). EITF 99-20 provides new guidance regarding income recognition and identification and determination of impairment on certain asset-backed securities. The initial adoption resulted in a cumulative adjustment of $116 million after-tax, recorded as a charge to earnings, and an increase of $93 million included in other changes in stockholders' equity from nonowner sources.

Business Combinations, Goodwill and Other Intangible Assets

Effective July 1, 2001, the Company adopted the provisions of SFAS No. 141, "Business Combinations" (SFAS 141) and certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), as required for goodwill and indefinite-lived intangible assets resulting from business combinations consummated after June 30, 2001. The new rules require that all business combinations consummated after June 30, 2001 be accounted for under the purchase method. The nonamortization provisions of the new rules affecting goodwill and intangible assets deemed to have indefinite lives are effective for all purchase business combinations completed after June 30, 2001.

On January 1, 2002, Citigroup adopted the remaining provisions of SFAS 142, when the rules became effective for calendar year companies. Under the new rules, effective January 1, 2002, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. Other intangible assets continue to be amortized over their useful lives. The adoption resulted in a cumulative adjustment of $47 million (after-tax) reported as a charge to earnings related to the impairment of certain intangible assets.

Derivatives and Hedge Accounting

On January 1, 2001, Citigroup adopted SFAS 133. This Statement changed the accounting treatment of derivative contracts (including foreign exchange contracts) that are employed to manage risk outside of Citigroup's trading activities, as well as certain derivative instruments embedded in other contracts. SFAS 133 requires that all derivatives be recorded on the balance sheet at their fair value. The treatment of changes in the fair value of derivatives depends on the character of the transaction, including whether it has been designated and qualifies as part of a hedging relationship. The majority of Citigroup's derivatives are entered into for trading purposes and were not impacted by the adoption of SFAS 133. The cumulative effect of adopting SFAS 133 at January 1, 2001 was an after-tax charge of $42 million included in net income and an increase of $25 million included in other changes in stockholders' equity from nonowner sources.

Transfers and Servicing of Financial Assets

In September 2000, FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a Replacement of FASB 125" (SFAS 140).

In July 2001, FASB issued Technical Bulletin No. 01-1, "Effective Date for Certain Financial Institutions of Certain Provisions of Statement 140 Related to the Isolation of Transferred Assets."

Certain provisions of SFAS 140 require that the structure for transfers of financial assets to certain securitization vehicles be modified to comply with revised isolation guidance for institutions subject to receivership by the Federal Deposit Insurance Corporation. These provisions are effective for transfers taking place after December 31, 2001, with an additional transition period ending no later than September 30, 2006 for transfers to certain master trusts. It is not expected that these provisions will materially affect the Consolidated Financial Statements. SFAS 140 also provides revised guidance for an entity to be considered a qualifying special purpose entity.

Future Application of Accounting Standards

Postretirement Benefits

In January 2004, FASB issued FASB Staff Position FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (FSP FAS 106-1), in response to the December 2003 enactment of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Act introduces a prescription drug benefit for individuals under Medicare (Medicare Part D) as well as a federal subsidy equal to 28% of prescription drug claims for sponsors of retiree health care plans with drug benefits that are at least actuarially equivalent to those to be offered under Medicare Part D. FSP FAS 106-1 allows plan sponsors the option of accounting for the effects of the Act in financial statements for periods that cover the date of enactment or making a one-time election to defer the accounting for the effects of the Act.

Citigroup has decided to defer recognizing any effects of the Act until further guidance is issued by FASB. Measurements of the accumulated postretirement benefit obligation or net periodic postretirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on the Company's postretirement benefit plans. The Act is not expected to have a material effect on the Company's Consolidated Financial Statements.

Consolidation of Variable Interest Entities

In December 2003, FASB released a revision of FIN 46 (FIN 46-R). See "Consolidation of Variable Interest Entities" in the "Accounting Changes" section of this Note for a discussion of FIN 46-R.

Accounting for Certain Loans or Debt Securities Acquired in a Transfer

On December 12, 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" (SOP 03-3). SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. SOP 03-3 requires acquired loans to be recorded at fair value and prohibits carrying over valuation allowances in the initial accounting for all loans acquired in a transfer that have evidence of deterioration in credit quality since origination, when it is probable that the investor will be unable to collect all contractual cash flows. Loans carried at fair value, mortgage loans held-for-sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3.

SOP 03-3 limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor's initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan's yield over its remaining life. Decreases in expected cash flows are recognized as impairment.

Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts

In July 2003, Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (SOP 03-1), was released. SOP 03-1 provides guidance on accounting and reporting by insurance enterprises for separate account presentation, accounting for an insurer's interest in a separate account, transfers to a separate account, valuation of certain liabilities, contracts with death or other benefit features, contracts that provide annuitization benefits, and sales inducements to contract holders. SOP 03-1 is effective for financial statements for fiscal years beginning after December 15, 2003. The adoption of SOP 03-1 will not have a material impact on the Company's Consolidated Financial Statements.

2. BUSINESS DEVELOPMENTS

Acquisition of Sears' Credit Card and Financial Products Business

On November 3, 2003, Citigroup acquired the Sears' Credit Card and Financial Products business (Sears). $28.6 billion of gross receivables were acquired for a 10% premium of $2.9 billion and annual performance payments over the next 10 years based on new accounts, retail sales volume, and financial product sales. $5.8 billion of intangible assets and goodwill have been recorded as a result of this transaction. In addition, the companies signed a multi-year marketing and servicing agreement across a range of each company's businesses, products, and services. The results of Sears are included in the Consolidated Financial Statements from November 2003 forward.

Acquisition of The Home Depot's Private-Label Portfolio

In July 2003, Citigroup completed the acquisition of The Home Depot's private-label portfolio (Home Depot), which added $6 billion in receivables and 12 million accounts. The results of Home Depot are included in the Consolidated Financial Statements from July 2003 forward.

Acquisition of Washington Mutual Finance Corporation

On January 9, 2004, Citigroup acquired Washington Mutual Finance Corporation (WMF) for $1.25 billion. WMF was the consumer finance subsidiary of Washington Mutual, Inc. WMF provides direct consumer installment loans and real-estate-secured loans, as well as sales finance and the sale of insurance. The acquisition includes 409 WMF offices located in 25 states, primarily in the Southeastern and Southwestern United States. WMF has more than 2,300 employees and total assets of approximately $4 billion. Citicorp has guaranteed all outstanding unsecured indebtedness of WMF in connection with this acquisition.

Acquisition of Golden State Bancorp

On November 6, 2002, Citigroup completed its acquisition of 100% of Golden State Bancorp (GSB) in a transaction in which Citigroup paid approximately $2.3 billion in cash and issued 79.5 million Citigroup common shares. The total transaction value of approximately $5.8 billion was based on the average prices of Citigroup shares, as adjusted for the effect of the TPC distribution, for the two trading days before and after May 21, 2002, the date the terms of the acquisition were agreed to and announced. The results of GSB are included from November 2002 forward. GSB was the parent company of California Federal Bank, the second-largest thrift in the U.S. and, through its First Nationwide Mortgage business, the eighth-largest mortgage servicer.

Acquisition of Banamex

In August 2001, Citicorp completed its acquisition of Grupo Financiero Banamex-Accival (Banamex), a Mexican financial institution, for approximately $12.5 billion in cash and Citigroup stock. On September 24, 2001, Citicorp became the holder of 100% of the issued and outstanding ordinary shares of Banamex following a share redemption by Banamex. Banamex's and Citicorp's banking operations in Mexico have been integrated and conduct business under the "Banamex" brand name.

Acquisition of EAB

On July 17, 2001, Citibank completed its acquisition of European American Bank (EAB), a New York State-chartered bank, for $1.6 billion plus the assumption of $350 million in EAB preferred stock.

3. DISCONTINUED OPERATIONS

Travelers Property Casualty Corp. (TPC) (an indirect wholly owned subsidiary of Citigroup on December 31, 2001) sold 231 million shares of its class A common stock representing approximately 23.1% of its outstanding equity securities in an initial public offering (IPO) on March 27, 2002. In 2002, Citigroup recognized an after-tax gain of $1.158 billion as a result of the IPO. In connection with the IPO, Citigroup entered into an agreement with TPC that provides that, in any fiscal year in which TPC records asbestos-related income statement charges in excess of $150 million, net of any reinsurance, Citigroup will pay to TPC the amount of any such excess up to a cumulative aggregate of $520 million after-tax. A portion of the gross IPO gain was deferred to offset any payments arising in connection with this agreement. During 2002 and 2003, $159 million and $361 million, respectively, was paid under this agreement.

On August 20, 2002, Citigroup completed the distribution to its stockholders of a majority portion of its remaining ownership interest in TPC (the distribution). This non-cash distribution was tax-free to Citigroup, its stockholders and TPC. The distribution was treated as a dividend to stockholders for accounting purposes that reduced Citigroup's Additional Paid-In Capital by approximately $7.0 billion. Following the distribution, Citigroup remains a holder of approximately 9.9% of TPC's outstanding equity securities which are carried at fair value in the Proprietary Investment Activities segment and classified as available-for-sale within Investments on the Consolidated Balance Sheet. The Company is required to sell these securities within five years of the distribution in order to maintain the tax-free status.

Following the August 20, 2002 distribution, the results of TPC were reported by the Company separately as discontinued operations for all periods presented. TPC represented the primary vehicle by which Citigroup engaged in the property and casualty insurance business.

Summarized financial information for discontinued operations is as follows:

In millions of dollars	**2003**	2002	2001
Total revenues, net of interest expense	**$—**	$8,233	$12,690
Income from discontinued operations	**—**	965	1,378
Gain on sale of stock by subsidiary	**—**	1,270	—
Provision for income taxes	**—**	360	323
Income from discontinued operations, net	**$—**	$1,875	$ 1,055

The following is a summary of the assets and liabilities of discontinued operations as of August 20, 2002, the date of the distribution:

In millions of dollars	**August 20, 2002**
Cash	**$ 252**
Investments	**33,984**
Trading account assets	**321**
Loans	**261**
Reinsurance recoverables	**10,940**
Other assets	**14,242**
Total assets	**$60,000**
Long-term debt	**$ 2,797**
Insurance policy and claim reserves	**36,216**
Other liabilities	**11,831**
Mandatorily redeemable securities of subsidiary trusts	**900**
Total liabilities	**$51,744**

4. BUSINESS SEGMENT INFORMATION

Citigroup is a diversified bank holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. The Company's activities are conducted through the Global Consumer, Global Corporate and Investment Bank, Private Client Services, Global Investment Management, and Proprietary Investment Activities business segments. These segments reflect the characteristics of its products and services and the clients to which those products or services are delivered.

The Global Consumer segment includes a global, full-service consumer franchise delivering a wide array of banking, lending, insurance and investment services through a network of local branches, offices, and electronic delivery systems.

The businesses included in the Company's Global Corporate and Investment Bank segment provide corporations, governments, institutions, and investors in approximately 100 countries with a broad range of banking and financial products and services.

The Private Client Services segment provides investment advice, financial planning and brokerage services to affluent individuals, small and mid-size companies, non-profits and large corporations. In addition, Private Client Services provides independent client-focused research to individuals and institutions around the world.

The Global Investment Management segment offers a broad range of life insurance, annuity, asset management and personalized wealth management products and services distributed to institutional, high-net-worth, and retail clients.

The Proprietary Investment Activities segment includes the Company's venture capital activities, ownership of TPC shares, the Alternative Investment business, results from certain proprietary investments, and the results of certain investments in countries that refinanced debt under the 1989 Brady Plan or plans of a similar nature.

Corporate/Other includes net corporate treasury results, corporate staff and other corporate expenses, certain intersegment eliminations, and taxes not allocated to the other business segments. The accounting policies of these reportable segments are the same as those disclosed in Note 1 to the Consolidated Financial Statements.

The following table presents certain information regarding the Company's continuing operations by segment:

In millions of dollars, except identifiable assets in billions	Revenues, net of interest expense[1][2]			Provision (benefit) for income taxes[1]			Income (loss) from continuing operations before cumulative effect of accounting changes[1][2][3][4]			Identifiable assets at year end[1]	
	2003	2002	2001	**2003**	2002	2001	**2003**	2002	2001	**2003**	2002
Global Consumer	**$41,195**	$37,964	$33,576	**$4,622**	$4,470	$3,894	**$ 9,648**	$ 8,252	$ 6,813	**$ 453**	$ 413
Global Corporate and Investment Bank	**20,040**	19,143	19,550	**2,429**	1,611	2,383	**5,387**	3,159	4,392	**637**	535
Private Client Services[5]	**5,827**	5,830	6,091	**481**	470	499	**778**	799	877	**14**	13
Global Investment Management	**8,685**	7,621	7,845	**685**	656	800	**1,696**	1,523	1,537	**133**	112
Proprietary Investment Activities	**1,008**	(35)	503	**210**	(98)	106	**230**	(229)	225	**9**	9
Corporate/Other	**687**	785	(198)	**(232)**	(111)	(479)	**114**	(56)	(615)	**18**	16
Total	**$77,442**	$71,308	$67,367	**$8,195**	$6,998	$7,203	**$17,853**	$13,448	$13,229	**$1,264**	$1,098

(1) Reclassified to conform to the 2003 presentation of CitiCapital from GCIB to Global Consumer; the reclassification of realized insurance investment gains/losses from Proprietary Investment Activities to Global Investment Management; the allocation of Citicorp Electronic Financial Services, Inc. from Global Consumer to Corporate/Other; and the allocation of certain Treasury functions in Mexico from Global Consumer to GCIB.

(2) Includes total revenues, net of interest expense, in North America (excluding Mexico) of $48.2 billion, $45.0 billion, and $47.0 billion, in Mexico of $4.1 billion, $4.2 billion, and $2.3 billion and in Japan of $4.1 billion, $4.3 billion, and $4.0 billion in 2003, 2002, and 2001, respectively. There were no other individual foreign countries that were material to total revenues, net of interest expense. Figures exclude Proprietary Investment Activities and Corporate/Other, which largely operate within North America.

(3) Includes provisions for benefits, claims, and credit losses in the Global Consumer results of $8.0 billion, $8.5 billion, and $6.7 billion, in the Global Corporate and Investment Bank results of $732 million, $2.3 billion, and $844 million, in the Private Client Services results of $1 million, $6 million, and $4 million, in the Global Investment Management results of $3.2 billion, $2.7 billion, and $2.8 billion, and in the Corporate/Other results of ($3) million, ($22) million, and ($10) million for 2003, 2002, and 2001, respectively. Includes provision for credit losses in the Proprietary Investment Activities results of $31 million in 2002.

(4) For 2002, the Company recognized after-tax charges of $47 million for the cumulative effect of accounting changes related to the implementation of SFAS 142. For 2001, the Company recognized after-tax charges of $42 million and $116 million for cumulative effect of accounting changes related to the implementation of SFAS 133 and EITF 99-20, respectively.

(5) Private Client Services includes the Private Client Group and Global Equity Research and is marketed under the Smith Barney name.

5. INVESTMENTS

In millions of dollars at year-end	**2003**	2002
Fixed maturities, primarily available-for-sale at fair value	**$165,928**	$151,620
Equity securities, primarily at fair value	**7,687**	7,791
Venture capital, at fair value	**3,605**	3,739
Short-term and other	**5,672**	6,363
Total	**$182,892**	$169,513

The amortized cost and fair value of investments in fixed maturities and equity securities at December 31, were as follows:

In millions of dollars at year-end	**2003**				2002			
	Amortized cost	**Gross unrealized gains**	**Gross unrealized losses**	**Fair value**	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Fixed maturity securities held to maturity[1]	**$ 62**	**$ —**	**$ —**	**$ 62**	$ 79	$ —	$ —	$ 79
Fixed maturity securities available-for-sale								
Mortgage-backed securities, principally obligations of U.S. federal agencies	**$ 27,527**	**$ 479**	**$ 74**	**$ 27,932**	$ 32,862	$ 914	$ 2	$ 33,774
U.S. Treasury and federal agencies	**30,885**	**197**	**75**	**31,007**	26,049	459	59	26,449
State and municipal	**7,990**	**585**	**9**	**8,566**	6,847	509	2	7,354
Foreign government	**44,407**	**788**	**118**	**45,077**	43,942	417	121	44,238
U.S. corporate	**31,304**	**1,645**	**370**	**32,579**	27,000	1,169	996	27,173
Other debt securities	**20,202**	**551**	**48**	**20,705**	12,221	466	134	12,553
	162,315	**4,245**	**694**	**165,866**	148,921	3,934	1,314	151,541
Total fixed maturities	**$162,377**	**$4,245**	**$694**	**$165,928**	$149,000	$3,934	$1,314	$151,620
Equity securities[2]	**$ 6,800**	**$ 901**	**$ 14**	**$ 7,687**	$ 7,390	$ 605	$ 204	$ 7,791

(1) Recorded at amortized cost.

(2) Includes non-marketable equity securities carried at cost, which are reported in both the amortized cost and fair value columns.

At December 31, 2003, the cost of approximately 3,300 investments in equity and fixed maturity securities exceeded their fair value by $708 million. Of the $708 million, the gross unrealized loss on equity securities was $14 million. Of the remainder, $340 million represents fixed maturity investments that have been in a gross unrealized loss position for less than a year and of these 85% are rated investment grade; and $354 million represents fixed maturity investments that have been in a gross unrealized loss position for a year or more and of these 82% are rated investment grade.

The fixed maturity investments that have been in a gross unrealized loss position for a year or more include 25 related investment grade asset-backed securities, within U.S. Corporate in the table below, with a gross unrealized loss of $232 million. These asset-backed securities were acquired between 1994 and 1999 and have maturities ranging from 2005 through 2021. The unrealized loss on these asset-backed securities is due solely to the current low interest rate environment, i.e., the unrealized loss is unrelated to the credit of the securities. These 25 related asset-backed securities are accounted for similarly to debt securities and are classified as available-for-sale under FASB Statement No. 115, pursuant to paragraph 14 of FASB Statement No. 140, and any other-than-temporary impairment of the securities is recognized in current income in accordance with EITF Issue No. 96-12. The Company has entered into hedges of these investments that qualify for cash flow hedge accounting under SFAS 133. The changes in fair value of the asset-backed securities and the changes in fair value of the hedging instruments are reported in other comprehensive income (a component of equity). Any other-than-temporary impairment recognized in current income on the asset-backed securities would be offset by the reclassification of an amount from other comprehensive income into current income related to the hedging instrument.

Management has determined that the unrealized losses on the Company's investments in equity and fixed maturity securities at December 31, 2003 are temporary in nature. The Company conducts a review each quarter to identify and evaluate investments that have indications of possible impairment. An investment in a debt or equity security is impaired if its fair value falls below its cost and the decline is considered other-than-temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; the financial condition and near-term prospects of the issuer; and the Company's ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. The Company's review for impairment generally entails:

- Identification and evaluation of investments that have indications of possible impairment;
- Analysis of individual investments that have fair values less than 80% of amortized cost, including consideration of the length of time the investment has been in an unrealized loss position;
- Discussion of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to qualify as having other-than-temporary impairments and those that would not support other-than-temporary impairment;
- Documentation of the results of these analyses, as required under business policies.

The table below shows the fair value of investments in fixed maturity and equity securities in an unrealized loss position at December 31, 2003:

	Less than 12 months		12 months or longer		Total	
In millions of dollars at year-end	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Fixed maturity securities held to maturity	$ —	$ —	$ —	$ —	$ —	$ —
Fixed maturity securities available-for-sale						
Mortgage-backed securities, principally obligations of U.S. federal agencies	$ 3,286	$ 69	$ 384	$ 5	$ 3,670	$ 74
U.S. Treasury and federal agencies	3,326	73	39	2	3,365	75
State and municipal	73	3	332	6	405	9
Foreign government	5,015	67	1,957	51	6,972	118
U.S. corporate	2,185	92	1,689	278	3,874	370
Other debt securities	1,954	36	291	12	2,245	48
Total fixed maturities	$15,839	$340	$4,692	$354	$20,531	$694
Equity securities	$ 53	$ 4	$ 30	$ 10	$ 83	$ 14

The following table presents the amortized cost, fair value, and average yield on amortized cost of fixed maturity securities by contractual maturity dates as of December 31, 2003:

In millions of dollars	Amortized cost	Fair value	Yield
U.S. Treasury and federal agencies (1)			
Due within 1 year	$ 4,763	$ 4,799	2.08%
After 1 but within 5 years	22,951	23,009	2.43
After 5 but within 10 years	2,291	2,297	4.41
After 10 years (2)	23,538	23,767	5.73
Total	$ 53,543	$ 53,872	3.93%
State and municipal			
Due within 1 year	$ 105	$ 105	4.76%
After 1 but within 5 years	400	419	5.75
After 5 but within 10 years	846	907	5.56
After 10 years (2)	6,639	7,135	5.48
Total	$ 7,990	$ 8,566	5.49%
All other (3)			
Due within 1 year	$ 23,003	$ 22,666	3.92%
After 1 but within 5 years	43,934	45,445	5.68
After 5 but within 10 years	20,526	21,490	6.20
After 10 years (2)	13,381	13,889	5.36
Total	$100,844	$103,490	5.34%
Total fixed maturities	$162,377	$165,928	4.88%

(1) Includes mortgage-backed securities of U.S. Federal agencies.
(2) Investments with no stated maturities are included as contractual maturities of greater than 10 years. Actual maturities may differ due to call or prepayment rights.
(3) Includes foreign government, U.S. corporate, asset-backed securities issued by U.S. corporations, and other debt securities. Yields reflect the impact of local interest rates prevailing in countries outside the U.S.

The following table presents interest and dividends on investments:

In millions of dollars	2003	2002	2001
Taxable interest	**$6,758**	$6,959	$5,687
Interest exempt from U.S. federal income tax	**384**	337	292
Dividends	**408**	208	263
Total interest and dividends	**$7,550**	$7,504	$6,242

The following table presents realized gains and losses on investments:

In millions of dollars	2003	2002	2001
Gross realized investment gains	**$ 1,610**	$ 1,532	$ 1,409
Gross realized investment (losses)	**(1,100)**	(2,017)	(1,172)
Net realized gains/(losses) (1)	**$ 510**	$ (485)	$ 237

(1) Includes net realized gains/(losses) related to insurance subsidiaries, sale of OREO and mortgage loans of ($13) million, $8 million, and $8 million in 2003, 2002, and 2001, respectively.

The following table presents venture capital investment gains and losses:

In millions of dollars	2003	2002	2001
Net realized investment gains	**$ 406**	$ 214	$ 224
Gross unrealized gains	**737**	563	782
Gross unrealized (losses)	**(440)**	(863)	(613)
Net realized and unrealized gains/(losses)	**$ 703**	$ (86)	$ 393

6. FEDERAL FUNDS, SECURITIES BORROWED, LOANED, AND SUBJECT TO REPURCHASE AGREEMENTS

Federal funds sold and securities borrowed or purchased under agreements to resell, at their respective carrying values, consisted of the following at December 31:

In millions of dollars	2003	2002
Federal funds sold and resale agreements	**$121,982**	$ 94,507
Deposits paid for securities borrowed	**50,192**	45,439
Total	**$172,174**	$139,946

Federal funds purchased and securities loaned or sold under agreements to repurchase, at their respective carrying values, consisted of the following at December 31:

In millions of dollars	2003	2002
Federal funds purchased and repurchase agreements	**$159,528**	$149,709
Deposits received for securities loaned	**21,628**	12,934
Total	**$181,156**	$162,643

The resale and repurchase agreements represent collateralized financing transactions used to generate net interest income and facilitate trading activity. These instruments are collateralized principally by government and government agency securities and generally have terms ranging from overnight to up to a year. It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements, and, when necessary, require prompt transfer of additional collateral or reduction in the balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Company with the right to liquidate the collateral held. Resale agreements and repurchase agreements are reported net by counterparty, when applicable, pursuant to FASB Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements" (FIN 41). Excluding the impact of FIN 41, resale agreements totaled $195.7 billion and $155.4 billion at December 31, 2003 and 2002, respectively.

Deposits paid for securities borrowed (securities borrowed) and deposits received for securities loaned (securities loaned) are recorded at the amount of cash advanced or received and are collateralized principally by government and government agency securities, corporate debt and equity securities. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives cash collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and securities loaned daily, and additional collateral is obtained as necessary. Securities borrowed and securities loaned are reported net by counterparty, when applicable, pursuant to FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts" (FIN 39).

7. BROKERAGE RECEIVABLES AND BROKERAGE PAYABLES

The Company has receivables and payables for financial instruments purchased from and sold to brokers and dealers and customers. The Company is exposed to risk of loss from the inability of brokers and dealers or customers to pay for purchases or to deliver the financial instrument sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Credit risk is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transaction.

The Company seeks to protect itself from the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. Margin levels are monitored daily, and customers deposit additional collateral as required. Where customers cannot meet collateral requirements, the Company will liquidate sufficient underlying financial instruments to bring the customer into compliance with the required margin level.

Exposure to credit risk is impacted by market volatility, which may impair the ability of clients to satisfy their obligations to the Company. Credit limits are established and closely monitored for customers and brokers and dealers engaged in forward and futures and other transactions deemed to be credit sensitive.

Brokerage receivables and brokerage payables, which arise in the normal course of business, consisted of the following at December 31:

In millions of dollars	**2003**	2002
Receivables from customers	**$18,817**	$16,546
Receivables from brokers, dealers, and clearing organizations	**7,659**	8,812
Total brokerage receivables	**$26,476**	$25,358
Payables to customers	**$21,317**	$14,907
Payables to brokers, dealers, and clearing organizations	**16,013**	7,117
Total brokerage payables	**$37,330**	$22,024

8. TRADING ACCOUNT ASSETS AND LIABILITIES

Trading account assets and liabilities, at market value, consisted of the following at December 31:

In millions of dollars	**2003**	2002
Trading account assets		
U.S. Treasury and federal agency securities	**$ 58,788**	$ 35,369
State and municipal securities	**7,736**	5,195
Foreign government securities	**22,267**	16,440
Corporate and other debt securities	**49,529**	33,064
Derivatives (1)	**55,255**	37,530
Equity securities	**25,419**	12,994
Mortgage loans and collateralized mortgage securities	**8,780**	7,924
Other	**7,545**	6,692
Total trading account assets	**$235,319**	$155,208
Trading account liabilities		
Securities sold, not yet purchased	**$ 63,245**	$ 50,476
Derivatives (1)	**58,624**	40,950
Total trading account liabilities	**$121,869**	$ 91,426

(1) Net of master netting agreements.

9. TRADING-RELATED REVENUE

Trading-related revenue consists of principal transactions revenues and net interest revenue associated with trading activities. Principal transactions revenues consist of realized and unrealized gains and losses from trading activities. The following table presents trading-related revenue for the years ended December 31:

In millions of dollars	**2003**	2002(1)	2001(1)
Global Corporate and Investment Bank			
Fixed income (2)	**$4,297**	$4,218	$3,659
Equities (3)	**490**	318	880
Foreign exchange (4)	**1,782**	1,790	1,517
All other (5)	**165**	138	125
Total Global Corporate and Investment Bank	**6,734**	6,464	6,181
Global Investment Management (6)	**562**	204	289
Global Consumer (6)	**323**	57	331
Private Client (6)	**476**	467	499
Other	**110**	56	76
Total trading-related revenue	**$8,205**	$7,248	$7,376

(1) Reclassified to conform to the 2003 presentation.
(2) Includes revenues from government securities and corporate debt, municipal securities, preferred stock, mortgage securities, and other debt instruments. Also includes spot and forward trading of currencies and exchange-traded and over-the-counter (OTC) currency options, options on fixed income securities, interest rate swaps, currency swaps, swap options, caps and floors, credit derivatives, financial futures, OTC options, and forward contracts on fixed income securities.
(3) Includes revenues from common and convertible preferred stock, convertible corporate debt, equity-linked notes, and exchange-traded and OTC equity options and warrants.
(4) Includes revenues from foreign exchange spot, forward, option and swap contracts.
(5) Primarily includes revenues from the results of Phibro Inc., which trades crude oil, refined oil products, natural gas, and other commodities. Also includes revenues related to arbitrage strategies.
(6) Includes revenues from various fixed income, equity and foreign exchange transactions as detailed above.

The following table reconciles principal transactions revenues on the Consolidated Statement of Income to trading-related revenue for the years ended December 31:

In millions of dollars	2003	2002	2001
Principal transactions	**$5,120**	$4,513	$5,544
Net interest revenue	**3,085**	2,735	1,832
Total trading-related revenue	**$8,205**	$7,248	$7,376

10. LOANS

In millions of dollars at year-end	2003	2002 (1)
Consumer		
In U.S. offices		
Mortgage and real estate (2)	**$129,507**	$121,178
Installment, revolving credit, and other	**136,725**	113,620
Lease financing	**8,523**	12,027
	274,755	246,825
In offices outside the U.S.		
Mortgage and real estate (2)	**28,743**	26,564
Installment, revolving credit, and other	**76,718**	65,343
Lease financing	**2,216**	2,123
	107,677	94,030
	382,432	340,855
Net unearned income	**(2,500)**	(3,174)
Consumer loans, net of unearned income	**$379,932**	$337,681
Corporate		
In U.S. offices		
Commercial and industrial (3)	**$ 15,207**	$ 22,041
Lease financing	**2,010**	2,017
Mortgage and real estate (2)(4)	**95**	2,573
	17,312	26,631
In offices outside the U.S.		
Commercial and industrial (3)	**62,884**	67,456
Mortgage and real estate (2)	**1,751**	1,885
Loans to financial institutions	**12,063**	8,583
Lease financing	**2,859**	2,784
Governments and official institutions	**1,496**	3,081
	81,053	83,789
	98,365	110,420
Net unearned income	**(291)**	(296)
Corporate loans, net of unearned income	**$ 98,074**	$110,124

(1) Reclassified to conform to the 2003 presentation.
(2) Loans secured, primarily by real estate.
(3) Includes loans not otherwise separately categorized.
(4) Excludes loans held by the insurance subsidiaries which are included within Other Assets on the Consolidated Balance Sheet in 2003.

Impaired loans are those on which Citigroup believes it is not probable that it will be able to collect all amounts due according to the contractual terms of the loan, excluding smaller-balance homogeneous loans that are evaluated collectively for impairment, and are carried on a cash basis. Valuation allowances for these loans are estimated considering all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the loan's contractual effective rate, the secondary market value of the loan and the fair value of collateral less disposal costs. The following table presents information about impaired loans:

In millions of dollars at year-end	2003	2002 (1)	2001 (1)
Impaired corporate loans	**$3,301**	$3,844	$2,762
Other impaired loans (2)	**986**	1,154	1,206
Total impaired loans (3)	**$4,287**	$4,998	$3,968
Impaired loans with valuation allowances	**$3,277**	$3,905	$2,707
Total valuation allowances (4)	**561**	1,069	915
During the year			
Average balance of impaired loans	**$3,452**	$3,993	$3,060
Interest income recognized on impaired loans	**100**	119	98

(1) Reclassified to conform to the 2003 presentation.
(2) Primarily commercial market loans managed by the consumer business.
(3) Excludes loans purchased for investment purposes, which are included within Other Assets on the Consolidated Balance Sheet in 2003.
(4) Included in the allowance for credit losses.

11. ALLOWANCE FOR CREDIT LOSSES

In millions of dollars	2003	2002 (1)	2001 (1)
Allowance for credit losses at beginning of year	**$11,101**	$9,688	$ 8,561
Additions			
Consumer provision for credit losses	**7,316**	7,714	5,947
Corporate provision for credit losses	**730**	2,281	853
Total provision for credit losses	**8,046**	9,995	6,800
Deductions			
Consumer credit losses	**9,053**	8,691	7,123
Consumer credit recoveries	**(1,498)**	(1,239)	(966)
Net consumer credit losses	**7,555**	7,452	6,157
Corporate credit losses	**1,473**	1,875	1,165
Corporate credit recoveries (2)	**(262)**	(324)	(294)
Net corporate credit losses	**1,211**	1,551	871
Other, net (3)	**2,262**	421	1,355
Allowance for credit losses at end of year	**12,643**	11,101	9,688
Allowance for credit losses on unfunded lending commitments (4)	**600**	567	450
Total allowance for loans, leases and unfunded lending commitments	**$13,243**	$11,668	$10,138

(1) Reclassified to conform to the 2003 presentation.
(2) Amounts in 2003, 2002, and 2001 include $12 million (through the 2003 third quarter), $114 million and $52 million, respectively, of collections from credit default swaps purchased from third parties. From the 2003 fourth quarter forward, collections from credit default swaps are included within Principal Transactions on the Consolidated Statement of Income.
(3) 2003 primarily includes the addition of $2.1 billion of credit loss reserves related to the acquisition of Sears. 2002 primarily includes the addition of $452 million of credit loss reserves related to the acquisition of GSB. 2001 primarily includes the addition of credit loss reserves related to the acquisitions of Banamex and EAB. All periods also include the impact of foreign currency translation.
(4) Represents additional credit loss reserves for unfunded corporate lending commitments and letters of credit recorded within Other Liabilities on the Consolidated Balance Sheet.

12. SECURITIZATIONS AND VARIABLE INTEREST ENTITIES

Citigroup and its subsidiaries securitize primarily credit card receivables and mortgages. Other types of assets securitized include corporate debt securities, auto loans, and student loans.

After securitizations of credit card receivables, the Company continues to maintain credit card customer account relationships and provides servicing for receivables transferred to the trusts. The Company also arranges for third parties to provide credit enhancement to the trusts, including cash collateral accounts, subordinated securities, and letters of credit. As specified in certain of the sale agreements, the net revenue collected each month is accumulated up to a predetermined maximum amount, and is available over the remaining term of that transaction to make payments of yield, fees, and transaction costs in the event that net cash flows from the receivables are not sufficient. When the predetermined amount is reached, net revenue is passed directly to the Citigroup subsidiary that sold the receivables.

The Company provides a wide range of mortgage and other loan products to a diverse customer base. In connection with the securitization of these loans, the Company may retain servicing rights which entitle the Company to a future stream of cash flows based on the outstanding principal balances of the loans and the contractual servicing fee. Failure to service the loans in accordance with contractual requirements may lead to a termination of the servicing rights and the loss of future servicing fees. In non-recourse servicing, the principal credit risk to the servicer is the cost of temporary advances of funds. In recourse servicing, the servicer agrees to share credit risk with the owner of the mortgage loans such as FNMA or FHLMC or with a private investor, insurer, or guarantor. Losses on recourse servicing occur primarily when foreclosure sale proceeds of the property underlying a defaulted mortgage are less than the outstanding principal balance and accrued interest of the loan and the cost of holding and disposing of the underlying property.

The Company also originates and sells first mortgage loans in the ordinary course of its mortgage banking activities. The Company sells certain of these loans to the Government National Mortgage Association (GNMA) with the servicing rights retained. GNMA has the primary recourse obligation on the individual loans; however, GNMA's recourse obligation is capped at a fixed amount per loan. Any losses above that fixed amount are borne by Citigroup as the seller/servicer.

The following table summarizes certain cash flows received from and paid to securitization trusts during 2003, 2002, and 2001:

	2003			2002			2001		
In billions of dollars	**Credit cards**	**Mortgages**	**Other (1)**	Credit cards	Mortgages	Other (1)	Credit cards	Mortgages	Other (1)
Proceeds from new securitizations	**$ 19.1**	**$70.9**	**$12.2**	$ 15.3	$40.1	$10.0	$ 22.7	$34.8	$6.4
Proceeds from collections reinvested in new receivables	**143.4**	**—**	**—**	130.9	—	—	131.4	0.4	—
Servicing fees received	**1.4**	**0.3**	**—**	1.2	0.3	—	1.2	0.2	—
Cash flows received on retained interests and other net cash flows	**4.4**	**—**	**0.1**	3.9	0.1	0.1	3.6	0.2	0.2

(1) Other includes corporate debt securities, auto loans, student loans, and other assets.

The Company recognized gains on securitizations of mortgages of $536 million, $296 million, and $271 million for 2003, 2002, and 2001, respectively. In 2003, the Company recorded net gains of $342 million and, in 2002, recorded net gains of $425 million, respectively, related to the securitization of credit card receivables including the impact of changes in estimates in the timing of revenue recognition on securitizations. Gains recognized on the securitization of other assets during 2003 and 2002 were $52 million and $35 million, respectively, and no gains were recognized in 2001.

Key assumptions used for credit cards, mortgages, and other assets during 2003 and 2002 in measuring the fair value of retained interests at the date of sale or securitization follow:

	2003		2002	
	Credit cards	**Mortgages and other (1)**	Credit cards	Mortgages and other (1)
Discount rate	**10.0%**	**0.4% to 81.0%**	10.0%	1.0% to 49.0%
Constant prepayment rate	**17.5%**	**7.7% to 48.0%**	17.5%	3.0% to 51.0%
Anticipated net credit losses	**5.6%**	**0.01% to 80.0%**	5.6%	0.01% to 50.0%

(1) Other includes student loans and other assets.

As required by SFAS 140, the effect of two negative changes in each of the key assumptions used to determine the fair value of retained interests must be disclosed. The negative effect of each change in each assumption must be calculated independently, holding all other assumptions constant. Because the key assumptions may not in fact be independent, the net effect of simultaneous adverse changes in the key assumptions may be less than the sum of the individual effects shown below.

At December 31, 2003, the key assumptions used to value retained interests and the sensitivity of the fair value to adverse changes of 10% and 20% in each of the key assumptions were as follows:

Key assumptions at December 31, 2003

	Discount rate	Constant prepayment rate	Anticipated net credit losses
Mortgages and other[1]	0.4% to 81.0%	8.0% to 48.0%	0.1% to 80.0%
Credit cards	10.0%	14.7% to 17.5%	4.1% to 5.6%
Auto loans	15.0%	20.7% to 23.5%	11.3% to 15.7%

(1) Other includes student loans and other assets.

In millions of dollars	**December 31, 2003**
Carrying value of retained interests	**$8,251**
Discount rate	
10%	**$ (211)**
20%	**$ (340)**
Constant prepayment rate	
10%	**$ (335)**
20%	**$ (572)**
Anticipated net credit losses	
10%	**$ (288)**
20%	**$ (503)**

Managed Loans

After securitization of credit card receivables, the Company continues to maintain credit card customer account relationships and provides servicing for receivables transferred to the trusts. As a result, the Company considers both the securitized and unsecuritized credit card receivables to be part of the business it manages. The following tables present a reconciliation between the managed basis and on-balance sheet credit card portfolios and the related delinquencies (loans which are 90 days or more past due) and credit losses, net of recoveries.

In millions of dollars, except loans in billions	**2003**	2002
Managed credit card receivables		
Principal amounts, at period end		
Total managed	**$ 158.4**	$ 130.2
Securitized amounts	**(76.1)**	(67.1)
Loans held-for-sale	**—**	(6.5)
On-balance sheet	**$ 82.3**	$ 56.6
Delinquencies, at period end		
Total managed	**$ 3,392**	$ 2,397
Securitized amounts	**(1,421)**	(1,285)
Loans held-for-sale	**—**	(121)
On-balance sheet	**$ 1,971**	$ 991

Credit losses, net of recoveries, for the year ended December 31	**2003**	2002	2001
Total managed	**$ 7,694**	$ 7,169	$ 6,048
Securitized amounts	**(4,529)**	(3,760)	(3,140)
Loans held-for-sale	**(221)**	(355)	(314)
On-balance sheet	**$ 2,944**	$ 3,054	$ 2,594

Servicing Rights

The fair value of capitalized mortgage loan servicing rights was $2.0 billion and $1.6 billion at December 31, 2003 and 2002, respectively. The following table summarizes the changes in capitalized mortgage servicing rights (MSR):

In millions of dollars	**2003**	2002
Balance, beginning of period	**$1,632**	$ 1,173
Originations	**839**	480
Purchases	**301**	1,280
Amortization	**(471)**	(229)
Gain (loss) on change in value of MSRs[1]	**(39)**	87
Provision for impairment[2][3]	**(282)**	(1,159)
Balance, end of period	**$1,980**	$ 1,632

(1) The gain (loss) on change in MSR value represents the change in the fair value of the MSRs attributable to risks that are hedged using fair value hedges in accordance with SFAS 133. The offsetting change in the fair value of the related hedging instruments is not included in this table.

(2) The provision for impairment of MSRs represents the excess of their net carrying value, which includes the gain (loss) on change in MSR value, over their fair value. The provision for impairment increases the valuation allowance on MSRs, which is a component of the net MSR carrying value. A recovery of the MSR impairment is recorded when the fair value of the MSRs exceeds their carrying value, but it is limited to the amount of the existing valuation allowance. The valuation allowance on MSRs was $765 million, $1.313 billion and $153 million at December 31, 2003, 2002, and 2001, respectively. Additionally, the provision for impairment was $134 million in 2001. During the 2003 second quarter, the Company determined that a portion of the capitalized MSR was not recoverable and reduced both the previously recognized valuation allowance and the asset by $830 million with no impact to earnings. The provision for impairment of MSRs impacts the Consumer segment and is included in Other Revenue on the Consolidated Statement of Income.

(3) The Company utilizes various financial instruments including swaps, option contracts, futures, principal-only securities and forward rate agreements to manage and reduce its exposure to changes in the value of MSRs. The provision for impairment does not include the impact of these instruments which serve to protect the overall economic value of the MSRs.

Variable Interest Entities

The following table summarizes all the Company's involvement in VIEs by business segment at December 31, 2003 and 2002 both as direct participant or structurer:

Business Segments

In millions of dollars	2003 Assets	2002[1] Assets
Global Consumer		
Credit cards	**$ 17,554**	$ —
Leasing	**2,429**	2,116
Mortgages	**2,830**	771
Other	**2,091**	1,027
Total	**$ 24,904**	$ 3,914
Global Corporate and Investment Bank		
Commercial paper conduits	**$ 45,134**	$ 52,339
Mortgage-backed securities	**34,885**	—
CDOs	**24,050**	16,265
Structured finance	**134,802**	72,959
Other	**56,514**	38,717
Total	**$295,385**	$180,280
Global Investment Management		
Investment funds	**$ 25,655**	$ 23,389
Other	**4,931**	4,136
Total	**$ 30,586**	$ 27,525
Proprietary Investment Activities		
Structured investment vehicles	**$ 44,831**	$ 40,467
Investment funds	**2,446**	1,803
Other	**9,147**	5,081
Total	**$ 56,424**	$ 47,351
Total Citigroup	**$407,299**	$259,070

(1) Reclassified to conform to the 2003 presentation.

Some of the Company's private equity subsidiaries may invest in venture capital entities that may also be subject to FIN 46 and are not included in the table above showing our VIE involvement. The Company accounts for its venture capital activities in accordance with the Investment Company Audit Guide (Audit Guide). The FASB deferred adoption of FIN 46 for non registered investment companies that apply the Audit Guide. The FASB permitted nonregistered investment companies to defer consolidation of VIEs with which they are involved until a Statement of Position on the scope of the Audit Guide is finalized, which is expected in mid-2004. Following issuance of the Statement of Position, the FASB will consider further modification to FIN 46 to provide an exception for companies that qualify to apply the revised Audit Guide. Following issuance of the revised Audit Guide and further modification, if any, to FIN 46, the Company will assess the effect of such guidance on its private equity business.

The Company may provide administrative, trustee and/or investment management services to numerous personal estate trusts, which are considered VIEs under FIN 46, but not consolidated. These trusts are excluded from the table summarizing the Company's involvement in VIEs.

The following table represents the carrying amounts and classification of consolidated assets that are collateral for VIE obligations, including VIEs that were consolidated prior to the implementation of FIN 46 under existing guidance and VIEs that the Company became involved with after July 1, 2003:

In billions of dollars	December 31, 2003
Cash	**$ 0.2**
Trading account assets	**13.9**
Investments	**8.4**
Loans	**12.2**
Other assets	**2.2**
Total assets of consolidated VIEs	**$36.9**

The consolidated VIEs included in the table above represent hundreds of separate entities with which the Company is involved and includes $2.1 billion related to VIEs newly consolidated as a result of adopting FIN 46. Of the $36.9 billion of total assets of VIEs consolidated by the Company at December 31, 2003, $24.0 billion represents structured transactions where the Company packages and securitizes assets purchased in the financial markets or from clients in order to create new security offerings and financing opportunities for clients, $6.1 billion relates to trust preferred securities which are a source of funding and regulatory capital for the Company, $5.6 billion represents investment vehicles that were established to provide a return to the investors in the vehicles, and $1.2 billion represents vehicles that hold lease receivables and equipment as collateral to issue debt securities, thus obtaining secured financing at favorable interest rates.

The Company may, along with other financial institutions, provide liquidity facilities to the VIEs. Furthermore, the Company may be a party to derivative contracts with VIEs, may provide loss enhancement in the form of letters of credit and other guarantees to the VIEs, may be the investment manager, and may also have an ownership interest or other investment in certain VIEs. In general, the investors in the obligations of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to the Company, except where the Company has provided a guarantee to the investors or is the counterparty to a derivative transaction involving the VIE.

In addition to the VIEs that are consolidated in accordance with FIN 46, the Company has significant variable interests in certain other VIEs that are not consolidated because the Company is not the primary beneficiary. These include multi-seller finance companies, collateralized debt obligations (CDOs), structured finance transactions, and numerous investment funds. In addition to these VIEs, the Company issues preferred securities to third-party investors through trust vehicles as a source of funding and regulatory capital. In accordance with FIN 46, the Company deconsolidated the Citigroup Capital III Trust with assets of $206 million during 2003. The Company's liability to this trust is included in long-term debt at December 31, 2003. For more information about trust preferred securities see Note 19 to the Consolidated Financial Statements.

The Company administers several third-party owned, special purpose, multi-seller finance companies that purchase pools of trade receivables, credit cards, and other financial assets from third-party clients of the Company. As administrator, the Company provides accounting, funding, and operations services to these conduits. The Company has no ownership interest in the conduits. Generally, the sellers continue to service the transferred assets. The conduits' asset purchases are funded by issuing commercial paper and medium-term notes. The sellers absorb the first losses of the conduit by providing collateral in the form of excess assets. The Company along with other financial institutions provides liquidity facilities, such as commercial paper backstop lines of credit to the conduits. The Company also provides loss enhancement in the form of letters of credit and other guarantees. All fees are charged on a market basis. During 2003, to comply with FIN 46, all but two of the conduits issued "first loss" subordinated notes such that one third party investor in each conduit would be deemed the primary beneficiary and would consolidate the conduit. At December 31, 2003, total assets in unconsolidated conduits were $44.3 billion. One conduit with assets of $823 million is consolidated at December 31, 2003.

The Company packages and securitizes assets purchased in the financial markets or from clients in order to create new security offerings and financing opportunities for institutional and private bank clients as well as retail customers, including hedge funds, mutual funds, unit investment trusts, and other investment funds that match the clients' investment needs and preferences. The funds may be credit-enhanced by excess assets in the investment pool or by third-party insurers assuming the risks of the underlying assets, thus reducing the credit risk assumed by the investors and diversifying investors' risk to a pool of assets as compared with investments in individual assets. In a limited number of cases, the Company may guarantee the return of principal to investors. The Company typically manages the funds for market-rate fees. In addition, the Company may be one of several liquidity providers to the funds and may place the securities with investors. Many investment funds are organized as registered investment companies (RICs), corporations or partnerships with sufficient capital to fund their operations without additional credit support.

The Company also packages and securitizes assets purchased in the financial markets in order to create new security offerings, including arbitrage collateralized debt obligations (CDOs) and synthetic CDOs for institutional clients and retail customers, that match the clients' investment needs and preferences. Typically these instruments diversify investors' risk to a pool of assets as compared with investments in an individual asset. The VIEs, which are issuers of CDO securities, are generally organized as limited liability corporations. The Company typically receives fees for structuring and/or distributing the securities sold to investors. In some cases, the Company may repackage the investment with higher rated debt CDO securities or U.S. Treasury securities to provide a greater or a very high degree of certainty of the return of invested principal. A third-party manager is typically retained by the VIE to select collateral for inclusion in the pool and then actively manage it, or, in other cases, only to manage work-out credits. The Company may also provide other financial services and/or products to the VIEs for market-rate fees. These may include: the provision of liquidity or contingent liquidity facilities, interest rate or foreign exchange hedges and credit derivative instruments, as well as the purchasing and warehousing of securities until they are sold to the SPE. The Company is not the primary beneficiary of these VIEs under FIN 46 due to our limited continuing involvement and, as a result, we do not consolidate their assets and liabilities in our financial statements.

In addition to the conduits discussed above, the total assets of unconsolidated VIEs where the Company has significant involvement is $116.6 billion at December 31, 2003, including $13.9 billion in mortgage-related transactions, $8.5 billion in CDO-type transactions and $94.2 billion in structured finance and other transactions.

The Company has also established a number of investment funds as opportunities for qualified employees to invest in venture capital investments. The Company acts as investment manager to these funds and may provide employees with financing on both a recourse and non-recourse basis for a portion of the employees' investment commitments.

In addition, the Company administers numerous personal estate trusts. The Company may act as trustee and may also be the investment manager for the trust assets.

As mentioned above, the Company may, along with other financial institutions, provide liquidity facilities, such as commercial paper backstop lines of credit to the VIEs. The Company may be a party to derivative contracts with VIEs, may provide loss enhancement in the form of letters of credit and other guarantees to the VIEs, may be the investment manager, and may also have an ownership interest in certain VIEs. Although actual losses are not expected to be material, the Company's maximum exposure to loss as a result of its involvement with VIEs that are not consolidated was $50 billion and $63 billion at December 31, 2003 and 2002, respectively. For this purpose, maximum exposure is considered to be the notional amounts of credit lines, guarantees, other credit support, and liquidity facilities, the notional amounts of credit default swaps and certain total return swaps, and the amount invested where Citigroup has an ownership interest in the VIEs. In addition, the Company may be party to other derivative contracts with VIEs. Exposures that are considered to be guarantees are also included in Note 28 to the Consolidated Financial Statements.

13. DEBT

Investment Banking and Brokerage Borrowings

Investment banking and brokerage borrowings and the corresponding weighted average interest rates at December 31 are as follows:

	2003		2002	
In millions of dollars	**Balance**	**Weighted average interest rate**	Balance	Weighted average interest rate
Commercial paper	**$17,626**	**1.07%**	$18,293	1.44%
Bank borrowings	**918**	**1.23%**	620	3.74%
Other	**3,898**	**3.23%**	2,440	6.44%
Total	**$22,442**		$21,353	

Investment banking and brokerage borrowings are short-term in nature and include commercial paper, bank borrowings and other borrowings used to finance the operations of CGMHI, including the securities settlement process. Outstanding bank borrowings include both U.S. dollar- and non-U.S. dollar-denominated loans. The non-U.S. dollar loans are denominated in various currencies including the Japanese yen, the euro, and U.K. sterling. All of the commercial paper outstanding at December 31, 2003 and 2002 was U.S. dollar-denominated.

CGMHI has a $4.85 billion 364-day committed uncollateralized revolving line of credit with unaffiliated banks. Commitments to lend under this facility terminate in May 2004. Any borrowings under this facility would mature in May 2006. CGMHI also has $1.88 billion in committed uncollateralized 364-day facilities with unaffiliated banks that extend through various dates in 2004, and a $100 million 364-day collateralized facility that extends through December 2004. CGMHI may borrow under these revolving credit facilities at various interest rate options (LIBOR or base rate) and compensates the banks for the facilities through facility fees. Borrowings under these facilities would mature at various dates in 2004, 2005 and 2006. At December 31, 2003, there were no outstanding borrowings under these facilities. CGMHI also has committed long-term financing facilities of $1.7 billion with unaffiliated banks which were fully drawn at December 31, 2003. A bank can terminate its facility by giving CGMHI prior notice (generally one year). CGMHI compensates the banks for facilities through facility fees. Under all of these facilities, CGMHI is required to maintain a certain level of consolidated adjusted net worth (as defined in the agreements). At December 31, 2003, this requirement was exceeded by approximately $7.5 billion. In addition, CGMHI also has substantial borrowing arrangements consisting of facilities that it has been advised are available, but where no contractual lending obligation exists. These arrangements are reviewed on an ongoing basis to ensure flexibility in meeting CGMHI's short-term requirements.

Short-Term Borrowings

Short-term borrowings consist of commercial paper and other borrowings with weighted average interest rates at December 31 are as follows:

	2003		2002	
In millions of dollars	**Balance**	**Weighted average**	Balance	Weighted average
Commercial paper				
Citigroup	**$ 381**	**0.84%**	$ 367	1.18%
Citicorp and Subsidiaries	**14,712**	**1.25%**	16,487	1.57%
	15,093		16,854	
Other borrowings	**21,094**	**1.81%**	13,775	3.07%
Total	**$36,187**		$30,629	

Citigroup and Citicorp issue commercial paper directly to investors. Citigroup and Citicorp, both of which are bank holding companies, maintain combined liquidity reserves of cash, securities, and unused bank lines of credit to support their combined outstanding commercial paper.

Borrowings under bank lines of credit may be at interest rates based on LIBOR, CD rates, the prime rate, or bids submitted by the banks. Each company pays its banks commitment fees for its lines of credit.

Citicorp, CGMHI, and some of their nonbank subsidiaries have credit facilities with Citicorp's subsidiary banks, including Citibank, N.A. Borrowings under these facilities must be secured in accordance with Section 23A of the Federal Reserve Act.

Citigroup has unutilized bilateral committed revolving credit facilities in the amount of $1.2 billion that expire on various dates in 2004. Under these facilities the Company is required to maintain a certain level of consolidated stockholders' equity (as defined in the agreements). The Company exceeded this requirement by approximately $73.0 billion at December 31, 2003.

Citigroup Finance Canada Inc., a wholly owned subsidiary of Associates First Capital Corporation (Associates), had an unutilized credit facility of Canadian $1.0 billion as of December 31, 2003 that matures in 2004. The facility is guaranteed by Citicorp. In connection therewith, Citicorp is required to maintain a certain level of consolidated stockholder's equity (as defined in the agreements). At December 31, 2003, this requirement was exceeded by approximately $63.4 billion. Citicorp has also guaranteed various other debt obligations of Associates and CitiFinancial Credit Company, each an indirect subsidiary of Citicorp.

Long-Term Debt

In millions of dollars at year-end	Weighted average coupon	Maturities	2003	2002
Citigroup Inc.				
Senior notes (1)	**3.90%**	**2004-2030**	**$53,452**	$37,392
Subordinated notes	**6.29%**	**2012-2033**	**10,934**	6,750
Citicorp and Subsidiaries				
Senior notes	**3.39%**	**2004-2037**	**56,880**	47,551
Subordinated notes	**6.58%**	**2004-2033**	**5,071**	6,132
Citigroup Global Markets Holdings Inc.				
Senior notes	**3.78%**	**2004-2097**	**35,490**	28,773
Subordinated notes	**2.69%**	**2004-2006**	**130**	103
Travelers Insurance Company	**12.00%**	**2014**	**8**	11
Other				
Secured debt	**1.95%**	**2004-2008**	**737**	215
Senior notes			**145,822**	113,716
Subordinated notes			**16,135**	12,985
Other			**745**	226
Total			**$162,702**	$126,927

(1) Also includes $250 million of notes maturing in 2098.

The Company issues both U.S. dollar- and non-U.S. dollar-denominated fixed and variable rate debt. The Company utilizes derivative contracts, primarily interest rate swaps, to effectively convert a portion of its fixed rate debt to variable rate debt and variable rate debt to fixed rate debt. The maturity structure of the derivatives generally corresponds with the maturity structure of the debt being hedged. At December 31, 2003, the Company's overall weighted average interest rate for long-term debt was 3.93% on a contractual basis and 3.87% including the effects of derivative contracts. In addition, the Company utilizes other derivative contracts to manage the foreign exchange impact of certain debt issuances.

Aggregate annual maturities on long-term debt obligations (based on final maturity dates) are as follows:

In millions of dollars	2004	2005	2006	2007	2008	Thereafter
Citigroup Inc.	$ 8,904	$11,531	$ 8,724	$ 4,247	$ 6,149	$24,831
Citicorp and Subsidiaries	11,128	11,395	15,140	8,049	6,549	9,690
Citigroup Global Markets Holdings Inc.	8,757	6,421	6,066	1,754	4,580	8,042
Travelers Insurance Company	—	—	—	—	—	8
Other	245	100	—	165	227	—
Total	**$29,034**	**$29,447**	**$29,930**	**$14,215**	**$17,505**	**$42,571**

14. GOODWILL AND INTANGIBLE ASSETS

Net income and earnings per share for 2003, 2002, and 2001 adjusted to exclude amortization expense (after-tax) related to goodwill and indefinite-lived intangible assets that are no longer amortized are as follows:

In millions of dollars, except per share amounts	**2003**	2002	2001
Net income			
Reported net income	**$17,853**	$15,276	$14,126
Goodwill amortization (1)	**—**	—	433
Indefinite-lived intangible assets amortization	**—**	—	46
Adjusted net income	**$17,853**	$15,276	$14,605
Basic earnings per share			
Reported basic earnings per share	**$ 3.49**	$ 2.99	$ 2.79
Goodwill amortization (1)	**—**	—	0.08
Indefinite-lived intangible assets amortization	**—**	—	0.01
Adjusted basic earnings per share	**$ 3.49**	$ 2.99	$ 2.88
Diluted earnings per share			
Reported diluted earnings per share	**$ 3.42**	$ 2.94	$ 2.72
Goodwill amortization (1)	**—**	—	0.08
Indefinite-lived intangible assets amortization	**—**	—	0.02
Adjusted diluted earnings per share	**$ 3.42**	$ 2.94	$ 2.82

(1) Includes goodwill amortization related to discontinued operations of $79 million in 2001. The goodwill amortization related to discontinued operations represents $0.02 per share for 2001 on a basic and diluted basis.

During 2003 and 2002, no goodwill was impaired or written off. The Company recorded goodwill of approximately $780 million during the fourth quarter of 2003, primarily related to the acquisition of Sears. During the 2003 third quarter, the Company recorded goodwill of approximately $170 million in connection with the acquisition of the remaining ownership interest in Diners Club Europe and reduced goodwill by $25 million in connection with the sale of a business in the Consumer segment. The Company recorded goodwill of $4.385 billion during the fourth quarter of 2002 in connection with the acquisition of Golden State Bancorp. The Company also recorded goodwill of $41 million during the 2002 second quarter and $74 million during the 2002 first quarter in connection with the consumer finance acquisitions of Marufuku Co., Ltd. and Taihei Co., Ltd., respectively, in Japan. Additionally, in February 2002, Banamex completed the purchase of the remaining 48% interest in Seguros Banamex, a life insurance business, and AFORE Banamex, a pension fund management business, from AEGON for $1.24 billion which resulted in additional goodwill of $1.14 billion in the Global Investment Management segment.

The changes in goodwill during 2003 and 2002 were as follows:

In millions of dollars	Global Consumer	Global Corporate and Investment Bank	Private Client Services	Global Investment Management	Discontinued Operations (2)	Total
Balance at January 1, 2002 (1)	$14,346	$4,176	$375	$2,390	$ 2,574	$23,861
Goodwill acquired during 2002	4,500	—	—	1,143	—	5,643
Discontinued operations (2)	—	—	—	—	(2,648)	(2,648)
Other (3)	227	196	(2)	(390)	74	105
Balance at December 31, 2002 (1)	$19,073	$4,372	$373	$3,143	$ —	$26,961
Goodwill acquired during the period	890	60	—	—	—	950
Other (3)	42	(157)	—	(215)	—	(330)
Balance at December 31, 2003	**$20,005**	**$4,275**	**$373**	**$2,928**	**$ —**	**$27,581**

(1) Reclassified to conform to the 2003 presentation.
(2) Discontinued operations represents the Company's former property and casualty insurance business. See Note 3 to the Consolidated Financial Statements.
(3) Other changes in goodwill include foreign exchange effects on non-dollar-denominated goodwill, purchase accounting adjustments, business dispositions, and certain other reclassifications.

The components of intangible assets were as follows:

In millions of dollars	December 31, 2003 Gross carrying amount	Accumulated amortization[1]	Net carrying amount	December 31, 2002 Gross carrying amount	Accumulated amortization[1]	Net carrying amount
Purchased credit card relationships	**$ 7,132**	**$1,841**	**$ 5,291**	$ 4,078	$1,466	$2,612
Mortgage servicing rights	**5,160**	**3,180**	**1,980**	3,883	2,251	1,632
Core deposit intangibles	**1,084**	**216**	**868**	1,139	118	1,021
Other customer relationships	**921**	**412**	**509**	898	300	598
Present value of future profits	**608**	**450**	**158**	647	437	210
Other[2]	**4,334**	**485**	**3,849**	1,493	297	1,196
Total amortizing intangible assets	**$19,239**	**$6,584**	**$12,655**	$12,138	$4,869	$7,269
Indefinite-lived intangible assets			**1,226**			1,240
Total intangible assets			**$13,881**			$8,509

(1) Accumulated amortization of mortgage servicing rights includes the related valuation allowance. See Note 12 to the Consolidated Financial Statements.
(2) Includes contract-related intangible assets.

At December 31, 2003 and 2002, $1.226 billion and $1.240 billion, respectively, of the Company's acquired intangible assets, including $776 million and $770 million of asset management and administration contracts, $405 million and $425 million of trade names and $45 million and $45 million of other intangible assets were considered to be indefinite-lived and not subject to amortization. All other acquired intangible assets are subject to amortization.

The intangible assets recorded during 2003 and their respective amortization periods were as follows:

In millions of dollars	2003	Weighted average amortization period in years
Mortgage servicing rights	**$1,140**	**9**
Purchased credit card relationships	**3,000**	**13**
Other intangibles[1]	**2,775**	**15**
Total intangible assets recorded during the period[2]	**$6,915**	

(1) Other intangible assets acquired during 2003 were primarily contract-related intangibles associated with the Sears and Home Depot acquisitions.
(2) There was no significant residual value estimated for the intangible assets recorded during 2003.

During 2003, the Company recognized $3.0 billion of purchased credit card relationships (PCCR) and $2.8 billion of contract-related intangibles primarily in connection with the acquisition of the Sears and Home Depot credit card portfolios. PCCR is an intangible asset recognized upon the acquisition of a credit card portfolio representing the present value of the estimated net cash flows attributable to cardholder borrowing activity, subsequent to acquisition, on accounts existing at the date of acquisition. The contract-related intangibles represent the present value of future earnings on accounts to be originated under an exclusive agreement. The contract-related intangibles are initially recorded at their fair value, representing the present value of estimated net cash flows attributable to the future borrowing activity of accounts to be originated subsequent to the date of acquisition. Both PCCR and contract-related intangibles are amortized using a proportionate cash flow method over the period in which 95% of the net cash flows comprising the respective asset are realized. The key assumptions used in measuring the fair value of the PCCR and contract-related intangible assets at the date of acquisition are set out below. The assumptions used to value the mortgage servicing rights are described in Note 12 to the Consolidated Financial Statements.

	Discount rate	Weighted average annual growth (attrition) rate
PCCR	14% to 15%	(10%)
Contract-related intangibles	16% to 17%	16%

Intangible assets amortization expense was $1,192 million, $858 million and $897 million for 2003, 2002 and 2001, respectively. Intangible assets amortization expense is estimated to be $1,180 million in 2004, $1,110 million in 2005, $1,090 million in 2006, $1,030 million in 2007, and $990 million in 2008.

15. INSURANCE POLICY AND CLAIMS RESERVES

At December 31, insurance policy and claims reserves consisted of the following:

In millions of dollars	2003	2002
Benefits and loss reserves		
Property-casualty[1]	**$ 1,620**	$ 1,759
Life and annuity	**12,417**	11,475
Accident and health	**1,722**	1,505
Unearned premiums	**917**	899
Policy and contract claims	**802**	712
	$17,478	$16,350

(1) Property-casualty amounts have been 100% ceded to Travelers Property and Casualty.

16. REINSURANCE

The Company's insurance operations participate in reinsurance in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and effect business-sharing arrangements. Life reinsurance is accomplished through various plans of reinsurance, primarily coinsurance, modified coinsurance and yearly renewable term. Reinsurance ceded arrangements do not discharge the insurance subsidiaries as the primary insurer, except for cases involving a novation.

Reinsurance amounts included in the Consolidated Statement of Income for the years ended December 31 were as follows:

In millions of dollars	Gross amount	Ceded	Net amount
2003			
Premiums			
Property-casualty insurance	**$ 142**	**$ (1)**	**$ 141**
Life insurance	**3,746**	**(384)**	**3,362**
Accident and health insurance	**479**	**(233)**	**246**
	$4,367	**$(618)**	**$3,749**
Claims incurred	**$3,367**	**$(797)**	**$2,570**
2002			
Premiums			
Property-casualty insurance	$ 368	$ (88)	$ 280
Life insurance	3,212	(330)	2,882
Accident and health insurance	490	(242)	248
	$4,070	$(660)	$3,410
Claims incurred	$3,005	$(790)	$2,215
2001			
Premiums			
Property-casualty insurance	$ 460	$ (17)	$ 443
Life insurance	3,124	(343)	2,781
Accident and health insurance	505	(279)	226
	$4,089	$(639)	$3,450
Claims incurred	$3,050	$(664)	$2,386

Reinsurance recoverables, net of valuation allowance, at December 31, 2003 and 2002 include amounts recoverable on unpaid and paid losses and were as follows:

In millions of dollars	2003	2002
Life business	**$1,092**	$1,027
Property-casualty business		
Pools and associations	**1,627**	1,760
Other reinsurance	**1,858**	1,569
Total	**$4,577**	$4,356

17. RESTRUCTURING-RELATED ITEMS

The status of the 2003, 2002, and 2001 restructuring initiatives is summarized in the following table:

Restructuring Reserve Activity

	Restructuring initiatives		
In millions of dollars	2003	2002	2001
Original charges (1)	$—	$ 65	$ 448
Acquisitions during: (2)			
2003	82	—	—
2002	—	186	—
2001	—	—	112
	82	186	112
Utilization during: (3)			
2003	—	(173)	(30)
2002	—	(68)	(116)
2001	—	—	(352)
	—	(241)	(498)
Other	—	(10)	(62)
Balance at December 31, 2003	$82	$ —	$ —

(1) 2001 restructuring charges included $2 million related to discontinued operations. See Note 3 to the Consolidated Financial Statements.
(2) Represents additions to restructuring liabilities arising from acquisitions.
(3) Utilization amounts include foreign currency translation effects on the restructuring reserve.

During 2003, Citigroup recorded a restructuring reserve of $82 million in the purchase price allocation of Sears for the integration of its operations and operating platforms within the Global Consumer business. Of the $82 million, $47 million related to employee severance and $35 million related to exiting leasehold and other contractual obligations. These restructuring initiatives are expected to be substantially implemented over the next year.

During 2002, Citigroup recorded restructuring charges of $65 million. Of the $65 million, $42 million related to the downsizing of Global Consumer and GCIB operations in Argentina, and $23 million related to the acquisition of GSB and the integration of its operations within the Global Consumer business. These restructuring charges were expensed and are included in "Restructuring-related items" in the Consolidated Statement of Income. In addition, a restructuring reserve of $186 million was recognized as a liability in the purchase price allocation of GSB related to the integration of operations and operating platforms. The 2002 reserves included $150 million related to employee severance and $101 million related to exiting leasehold and other contractual obligations.

The 2002 restructuring reserve utilization of $241 million included employee severance of $123 million and $62 million of leasehold and other exit costs which were paid in cash and an additional $56 million is legally obligated. Through December 31, 2003, approximately 4,450 gross staff positions have been eliminated under these programs including approximately 2,400 gross staff positions in connection with the GSB acquisition.

During 2001, Citigroup recorded restructuring charges of $448 million, including $2 million related to discontinued operations. Of the $448 million, $319 million related to the downsizing of certain functions in the GCIB and Global Consumer businesses in order to align their cost structures with current market conditions and $129 million related to the acquisition of Banamex and the integration of its operations. In addition, a restructuring reserve of $112 million was recorded in connection with the acquisition of Banamex and recognized as a liability in the purchase price allocation of Banamex.

As of December 31, 2003, the 2001 restructuring reserve was fully utilized, including $65 million of asset impairment charges as well as $433 million of severance and other costs, together with foreign currency translation effects. Through December 31, 2003, approximately 13,100 gross staff positions have been eliminated under these programs.

Restructuring-related items included in the Consolidated Statement of Income for the years ended December 31 were as follows:

In millions of dollars	**2003**	2002	2001
Restructuring charges	**$ —**	$ 65	$446
Changes in estimates	**(46)**	(88)	(53)
Accelerated depreciation	**—**	8	61
Total restructuring-related items	**$(46)**	$(15)	$454

Changes in estimates are attributable to facts and circumstances arising subsequent to an original restructuring charge. Changes in estimates attributable to lower than anticipated costs of implementing certain projects and a reduction in the scope of certain initiatives during 2003 resulted in the reduction of the reserve for 2002 restructuring initiatives of $13 million, 2001 restructuring initiatives of $14 million, and a $19 million reduction in the reserve for prior years restructuring initiatives. During 2002, changes in estimates resulted in the reduction of the reserve for 2002 restructuring initiatives of $2 million, a reduction of $27 million for 2001 restructuring initiatives and a reduction of $59 million for prior years restructuring initiatives. During 2001, changes in estimates resulted in the reduction of the reserve for 2001 restructuring initiatives of $18 million and a reduction of $35 million for prior years restructuring initiatives.

The implementation of these restructuring initiatives also caused certain related premises and equipment assets to become redundant. The remaining depreciable lives of these assets were shortened, and accelerated depreciation charges (in addition to normal scheduled depreciation on those assets) were recognized. There were no accelerated depreciation charges recognized in 2003, and $8 million and $61 million were recognized in 2002 and 2001, respectively.

18. INCOME TAXES

In millions of dollars	**2003**	2002	2001
Current			
Federal	**$4,030**	$4,158	$3,342
Foreign	**2,809**	2,454	2,476
State	**495**	590	382
	7,334	7,202	6,200
Deferred			
Federal	**553**	(326)	746
Foreign	**233**	159	98
State	**75**	(37)	159
	861	(204)	1,003
Provision for income tax on continuing operations before minority interest (1)	**8,195**	6,998	7,203
Provision for income tax on discontinued operations	**—**	360	323
Provision (benefit) for income taxes on cumulative effect of accounting changes	**—**	(14)	(93)
Income tax expense (benefit) reported in stockholders' equity related to:			
Foreign currency translation	**(327)**	(1,071)	(252)
Securities available-for-sale	**456**	548	(71)
Employee stock plans	**(363)**	(381)	(674)
Cash flow hedges	**(154)**	575	105
Other	**—**	(26)	—
Income taxes before minority interest	**$7,807**	$6,989	$6,541

(1) Includes the effect of securities transactions resulting in a provision of $178 million in 2003, ($172) million in 2002, and $83 million in 2001.

The reconciliation of the federal statutory income tax rate to the Company's effective income tax rate applicable to income from continuing operations (before minority interest and the cumulative effect of accounting changes) for the years ended December 31 was as follows:

In millions of dollars	**2003**	2002	2001
Federal statutory rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**1.4%**	1.8%	1.6%
Foreign income tax rate differential	**(3.1)%**	(2.1)%	(0.7)%
Other, net	**(2.2)%**	(0.6)%	(0.8)%
Effective income tax rate	**31.1%**	34.1%	35.1%

Deferred income taxes at December 31 related to the following:

In millions of dollars	2003	2002
Deferred tax assets		
Credit loss deduction	**$ 3,351**	$ 3,931
Differences in computing policy reserves	**538**	480
Unremitted foreign earnings	**—**	163
Deferred compensation	**1,256**	1,157
Employee benefits	**416**	528
Restructuring and settlement reserves	**673**	774
Interest-related items	**494**	388
Foreign and state loss carryforwards	**289**	223
Other deferred tax assets	**2,383**	1,781
Gross deferred tax assets	**9,400**	9,425
Valuation allowance	**320**	212
Deferred tax assets after valuation allowance	**9,080**	9,213
Deferred tax liabilities		
Investments	**(2,604)**	(1,958)
Unremitted foreign earnings	**(343)**	—
Deferred policy acquisition costs and value of insurance in force	**(1,272)**	(1,111)
Leases	**(2,220)**	(2,400)
Fixed assets	**(794)**	(556)
Intangibles	**(600)**	(697)
Other deferred tax liabilities	**(618)**	(344)
Gross deferred tax liabilities	**(8,451)**	(7,066)
Net deferred tax asset	**$ 629**	$ 2,147

Foreign pretax earnings approximated $8.6 billion in 2003, $8.7 billion in 2002, and $8.1 billion in 2001. As a U.S. corporation, Citigroup and its U.S. subsidiaries are subject to U.S. taxation currently on all foreign pretax earnings earned by a foreign branch. Pretax earnings of a foreign subsidiary or affiliate are subject to U.S. taxation when effectively repatriated. The Company provides income taxes on the undistributed earnings of non-U.S. subsidiaries except to the extent that such earnings are indefinitely invested outside the United States. At December 31, 2003, $5.8 billion of accumulated undistributed earnings of non-U.S. subsidiaries were indefinitely invested. At the existing U.S. federal income tax rate, additional taxes of $1.8 billion would have to be provided if such earnings were remitted. The current year's effect on the income tax expense from continuing operations is shown in the reconciliation of the federal statutory rate to the Company's effective income tax rate on page 132.

Income taxes are not provided for on the Company's life insurance subsidiaries' "policyholders' surplus account" because under current U.S. tax rules such taxes will become payable only to the extent such amounts are distributed as a dividend or exceed limits prescribed by federal law. Distributions are not contemplated from this account, which aggregated $982 million (subject to a tax of $344 million) at December 31, 2003.

Income taxes are not provided for on the Company's savings bank base year bad debt reserves because under current U.S. tax rules such taxes will become payable only to the extent such amounts are distributed in excess of limits prescribed by federal law. At December 31, 2003, the amount of the base year reserves totaled approximately $358 million (subject to a tax of $125 million).

The 2003 net change in the valuation allowance related to deferred tax assets was an increase of $108 million, primarily relating to unutilizable foreign deferred tax assets. The valuation allowance of $320 million at December 31, 2003 is primarily related to specific state and local, and foreign tax carryforwards or tax law restrictions on benefit recognition in the U.S. federal tax return and in the above jurisdictions. Of the $320 million valuation allowance, $211 million relates to foreign deferred tax assets which do not affect Citigroup's consolidated tax expense due to foreign tax credits.

Management believes that the realization of the recognized net deferred tax asset of $629 million is more likely than not based on existing carryback ability and expectations as to future taxable income in the jurisdictions in which it operates. The Company, which has a history of strong earnings, has reported pretax financial statement income from continuing operations of approximately $22 billion, on average, over the last three years.

19. MANDATORILY REDEEMABLE SECURITIES OF SUBSIDIARY TRUSTS

The Company formed statutory business trusts under the laws of the state of Delaware, which exist for the exclusive purposes of (i) issuing Trust Securities representing undivided beneficial interests in the assets of the Trust; (ii) investing the gross proceeds of the Trust securities in junior subordinated deferrable interest debentures (subordinated debentures) of its parent; and (iii) engaging in only those activities necessary or incidental thereto. Upon approval from the Federal Reserve, Citigroup has the right to redeem these securities. The subordinated debentures and the related income effects of the consolidated trusts are eliminated in the Consolidated Financial Statements. Distributions on the mandatorily redeemable securities of subsidiary trusts below have been classified as interest expense in the Consolidated Statement of Income.

The following table summarizes the financial structure of each of the Company's subsidiary trusts at December 31, 2003:

Trust securities with distributions guaranteed by:	Issuance date	Securities issued	Liquidation value[1]	Coupon rate	Common shares issued to parent	Junior subordinated debentures owned by trust: Amount	Maturity	Redeemable by issuer beginning
In millions of dollars								
Citigroup:								
Citigroup Capital II	Dec. 1996	400,000	$ 400	7.750%	12,372	$ 412	Dec. 1, 2036	Dec. 1, 2006
Citigroup Capital VI	Mar. 1999	24,000,000	600	6.875%	742,269	619	Mar. 15, 2029	Mar. 15, 2004
Citigroup Capital VII	July 2001	46,000,000	1,150	7.125%	1,422,681	1,186	July 31, 2031	July 31, 2006
Citigroup Capital VIII	Sept. 2001	56,000,000	1,400	6.950%	1,731,959	1,443	Sept. 15, 2031	Sept. 17, 2006
Citigroup Capital IX	Feb. 2003	44,000,000	1,100	6.000%	1,360,825	1,134	Feb. 14, 2033	Feb. 13, 2008
Citigroup Capital X	Sept. 2003	20,000,000	500	6.100%	618,557	515	Sept. 30, 2033	Sept. 30, 2008
Total parent-obligated			**$5,150**					
Subsidiaries:								
Citicorp Capital I	Dec. 1996	300,000	$ 300	7.933%	9,000	$ 309	Feb. 15, 2027	Feb. 15, 2007
Citicorp Capital II	Jan. 1997	450,000	450	8.015%	13,500	464	Feb. 15, 2027	Feb. 15, 2007
Total subsidiary-obligated			**$ 750**					
Deconsolidated:								
Citigroup Capital III[2]	Dec. 1996	200,000	$ 200	7.625%	6,186	$ 206	Dec. 1, 2036	Not redeemable

(1) The carrying value of Mandatorily Redeemable Securities of Subsidiary Trusts at December 31, 2003 includes adjustments of $67 million and $90 million, respectively, related to hedges on certain parent-obligated and subsidiary-obligated trust securities.
(2) In accordance with FIN 46, the Company deconsolidated the Citigroup Capital III Trust during 2003. The Company's liability to this Trust is included on the Consolidated Balance Sheet as Long-Term Debt at December 31, 2003.

In each case, the coupon rate on the debentures is the same as that on the trust securities. Distributions on the trust securities and interest on the debentures are payable quarterly, except for Citigroup Capital II and III and Citicorp Capital I and II, on which distributions are payable semiannually.

During 2003, the Company redeemed Citigroup Capital IV, Citigroup Capital V, SSBH Capital I, and Citicorp Capital III.

20. PREFERRED STOCK AND STOCKHOLDERS' EQUITY

Perpetual Preferred Stock

The following table sets forth the Company's perpetual preferred stock outstanding at December 31:

	Rate	Redeemable, in whole or in part on or after(1)	Redemption price per share(2)	Number of shares	Carrying value (in millions of dollars) 2003	2002
Series F(3)	6.365%	June 16, 2007	$250	1,600,000	**$ 400**	$ 400
Series G(3)	6.213%	July 11, 2007	$250	800,000	**200**	200
Series H(3)	6.231%	September 8, 2007	$250	800,000	**200**	200
Series M(3)	5.864%	October 8, 2007	$250	800,000	**200**	200
Series Q(4)	Adjustable	May 31, 1999	$250	700,000	**—**	175
Series R(4)	Adjustable	August 31, 1999	$250	400,000	**—**	100
Series V(4)	Fixed/Adjustable	February 15, 2006	$500	250,000	**125**	125
					$1,125	$1,400

(1) Under various circumstances, the Company may redeem certain series of preferred stock at times other than described above.
(2) Liquidation preference per share equals redemption price per share.
(3) Issued as depositary shares, each representing a one-fifth interest in a share of the corresponding series of preferred stock.
(4) Issued as depositary shares, each representing a one-tenth interest in a share of the corresponding series of preferred stock.

All dividends on the Company's perpetual preferred stock are payable quarterly and are cumulative.

Dividends on the Series V preferred stock are payable at 5.86% through February 15, 2006, and thereafter at rates determined quarterly by a formula based on certain interest rate indices, subject to a minimum rate of 6% and a maximum rate of 12%. The rate of dividends on the Series V preferred stock is subject to adjustment based upon the applicable percentage of the dividends received deduction.

Regulatory Capital

Citigroup and Citicorp are subject to risk-based capital and leverage guidelines issued by the Board of Governors of the Federal Reserve System (FRB), and their U.S. insured depository institution subsidiaries, including Citibank, N.A., are subject to similar guidelines issued by their respective primary regulators. These guidelines are used to evaluate capital adequacy and include the required minimums shown in the following table.

The regulatory agencies are required by law to take specific prompt actions with respect to institutions that do not meet minimum capital standards. As of December 31, 2003 and 2002, all of Citicorp's U.S. insured subsidiary depository institutions were "well-capitalized." At December 31, 2003, regulatory capital as set forth in guidelines issued by the U.S. federal bank regulators is as follows:

In millions of dollars	Required minimum	Well-capitalized minimum	Citigroup	Citicorp	Citibank, N.A.
Tier 1 capital			$66,871	$50,671	$35,872
Total capital (1)			90,343	76,153	53,680
Tier 1 capital ratio	4.0%	6.0%	8.91%	8.44%	8.40%
Total capital ratio (1)	8.0%	10.0%	12.04%	12.68%	12.56%
Leverage ratio (2)	3.0%	5.0%(3)	5.56%	6.70%	6.57%

(1) Total capital includes Tier 1 and Tier 2.
(2) Tier 1 capital divided by adjusted average assets.
(3) Applicable only to depository institutions.

There are various legal limitations on the extent to which Citicorp's banking subsidiaries may pay dividends to their parents. Citicorp's national and state-chartered bank subsidiaries can declare dividends to their respective parent companies in 2004, without regulatory approval, of approximately $4.3 billion adjusted by the effect of their net income (loss) for 2004 up to the date of any such dividend declaration. In determining whether and to what extent to pay dividends, each bank subsidiary must also consider the effect of dividend payments on applicable risk-based capital and leverage ratio requirements as well as policy statements of the federal regulatory agencies that indicate that banking organizations should generally pay dividends out of current operating earnings. Consistent with these considerations, Citicorp estimates that its bank subsidiaries can directly or through their parent holding company distribute dividends to Citicorp of approximately $2.4 billion of the available $4.3 billion, adjusted by the effect of their net income (loss) up to the date of any such dividend declaration.

Travelers Insurance Company (TIC) is subject to various regulatory restrictions that limit the maximum amount of dividends available to its parent without prior approval of the Connecticut Insurance Department. A maximum of $845 million of statutory surplus is available by the end of the year 2004 for such dividends without the prior approval of the Connecticut Insurance Department.

Certain of the Company's U.S. and non-U.S. broker/dealer subsidiaries are subject to various securities and commodities regulations and capital adequacy requirements promulgated by the regulatory and exchange authorities of the countries in which they operate. The principal regulated subsidiaries, their net capital requirement or equivalent and excess over the minimum requirement as of December 31, 2003 are as follows:

Subsidiary	Jurisdiction	Net capital or equivalent	Excess over minimum requirement
In millions of dollars			
Citigroup Global Markets Inc.	U.S. Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1)	$4,415	$3,955
Citigroup Global Markets Limited	United Kingdom's Financial Services Authority	$3,964	$ 852

21. CHANGES IN EQUITY FROM NONOWNER SOURCES

Changes in each component of "Accumulated Other Changes in Equity from Nonowner Sources" for the three-year period ended December 31, 2003 are as follows:

In millions of dollars	Net unrealized gains on investment securities	Foreign currency translation adjustment	Cash flow hedges	Accumulated other changes in equity from nonowner sources
Balance, January 1, 2001	$ 973	$ (850)	$ —	$ 123
Cumulative effect of accounting changes, after-tax of $70 (1)	101	20	(3)	118
Unrealized gains on investment securities, after-tax of $71 (2)	154	—	—	154
Less: Reclassification adjustment for gains included in net income, after-tax of ($202) (2)	(376)	—	—	(376)
Foreign currency translation adjustment, after-tax of ($263) (3)	—	(1,034)	—	(1,034)
Cash flow hedges, after-tax of $106	—	—	171	171
Change	(121)	(1,014)	168	(967)
Balance, December 31, 2001	852	(1,864)	168	(844)
Unrealized gains on investment securities, after-tax of $376 (4)	792	—	—	792
Add: Reclassification adjustment for losses included in net income, after-tax of $172 (4)	313	—	—	313
Foreign currency translation adjustment, after-tax of ($1,071) (5)	—	(1,528)	—	(1,528)
Cash flow hedges, after-tax of $575	—	—	1,074	1,074
Change	1,105	(1,528)	1,074	651
Balance, December 31, 2002	1,957	(3,392)	1,242	(193)
Unrealized gains on investment securities, after-tax of $634 (6)	1,283	—	—	1,283
Less: Reclassification adjustment for gains included in net income, after-tax of ($178) (6)	(332)	—	—	(332)
Foreign currency translation adjustment, after-tax of ($327) (7)	—	(1,073)	—	(1,073)
Cash flow hedges, after-tax of ($154)	—	—	(491)	(491)
Current period change	951	(1,073)	(491)	(613)
Balance, December 31, 2003	**$2,908**	**$(4,465)**	**$ 751**	**$ (806)**

(1) Refers to the 2001 first quarter adoption of SFAS 133 and the 2001 second quarter adoption of EITF 99-20.
(2) Primarily reflects an increase in the investment portfolio due to the acquisition of Banamex offset by realized gains resulting from the sale of securities.
(3) Primarily reflects the after-tax impact of the amortization of forward points on foreign currency contracts as a result of the adoption of SFAS 133, weakening of currencies in Latin America and EMEA against the U.S. dollar, partially offset by the strengthening of the Japanese yen against the U.S. dollar.
(4) Primarily reflects the impact of a declining interest rate yield curve on fixed income securities and realized losses resulting from the sale of securities offset by the distribution of TPC.
(5) Primarily reflects the $595 million after-tax impact of translating Argentina's net assets into the U.S. dollar equivalent and the decline in the Mexican peso against the U.S. dollar. As a result of government actions in Argentina, which began in the fourth quarter of 2001 and continues, the functional currency of the Argentine branch and subsidiaries was changed in the 2002 first quarter from the U.S. dollar to the Argentine peso.
(6) Primarily reflects an increase in the investment portfolio due to incremental purchases and the impact of declining interest rates coupled with spread tightening, partially offset by realized gains resulting from the sale of securities.
(7) Reflects, among other items, the decline in the Mexican peso against the U.S. dollar and changes in related tax effects.

22. EARNINGS PER SHARE

The following is a reconciliation of the income and share data used in the basic and diluted earnings per share computations for the years ended December 31:

In millions, except per share amounts	**2003**	2002	2001
Income from continuing operations before cumulative effect of accounting changes	**$17,853**	$13,448	$13,229
Discontinued operations	**—**	1,875	1,055
Cumulative effect of accounting changes	**—**	(47)	(158)
Preferred dividends	**(71)**	(83)	(110)
Income available to common stockholders for basic EPS	**17,782**	15,193	14,016
Effect of dilutive securities	**—**	—	—
***Income available to common* stockholders for diluted EPS**	**$17,782**	$15,193	$14,016
Weighted average common shares outstanding applicable to basic EPS	**5,093.3**	5,078.0	5,031.7
Effect of dilutive securities:			
Options	**47.1**	47.4	81.6
Restricted and deferred stock	**52.3**	39.7	32.6
Convertible securities	**0.9**	1.1	1.1
Adjusted weighted average common shares outstanding applicable to diluted EPS	**5,193.6**	5,166.2	5,147.0
Basic earnings per share			
Income from continuing operations before cumulative effect of accounting changes	**$ 3.49**	$ 2.63	$ 2.61
Discontinued operations	**—**	0.37	0.21
Cumulative effect of accounting changes	**—**	(0.01)	(0.03)
Net income	**$ 3.49**	$ 2.99	$ 2.79
Diluted earnings per share			
Income from continuing operations before cumulative effect of accounting changes	**$ 3.42**	$ 2.59	$ 2.55
Discontinued operations	**—**	0.36	0.20
Cumulative effect of accounting changes	**—**	(0.01)	(0.03)
Net income	**$ 3.42**	$ 2.94	$ 2.72

During 2003, 2002 and 2001, weighted average options of 149.8 million shares, 223.6 million shares and 100.1 million shares with weighted average exercise prices of $46.08 per share, $44.79 per share, and $52.76 per share, respectively, were excluded from the computation of diluted EPS because the options' exercise price was greater than the average market price of the Company's common stock.

23. INCENTIVE PLANS

The Company has adopted a number of equity compensation plans under which it administers stock options, restricted/deferred stock and stock purchase programs to attract, retain and motivate officers and employees, to compensate them for their contributions to the growth and profits of the Company, and to encourage employee stock ownership. All of the plans are administered by the Personnel and Compensation Committee of the Citigroup Board of Directors, which is comprised entirely of independent non-employee directors. At December 31, 2003, approximately 431 million shares were authorized for grant under Citigroup's stock incentive plans.

Stock Option Programs

The Company has a number of stock option programs for its officers and employees. Options are granted on Citigroup common stock at the market value at the time of grant. Options granted in 2003 typically vest 33% each year for three years, with the first vesting date occurring 17 months after the grant date. The options granted in 2003 have a term of six years. Also, the sale of underlying shares acquired through the exercise of options granted in 2003 is restricted for a two-year period. Prior to 2003, options were granted for a period of ten years. Generally, prior to 2003, Citigroup options, including options granted under Travelers predecessor plans and options granted since the date of the merger of Citicorp and Travelers Group Inc., vest at a rate of 20% per year, with the first vesting date generally occurring 12 to 18 months following the grant date. Generally, 50% of the options granted under Citicorp predecessor plans prior to the merger were exercisable beginning on the third anniversary and 50% beginning on the fourth anniversary of the date of grant. Options granted under Associates predecessor plans vested in 2001 at the time of the merger with Citigroup. Certain options granted prior to January 1, 2003, permit an employee exercising an option under certain conditions to be granted new options (reload options) in an amount equal to the number of common shares used to satisfy the exercise price and the withholding taxes due upon exercise. The reload options are granted for the remaining term of the related original option and vest after six months.

To further encourage employee stock ownership, the Company's eligible employees participate in WealthBuilder, CitiBuilder, or the Citigroup Ownership Program. Options granted under the WealthBuilder and the Citigroup Ownership program vest over a five-year period, whereas options granted under the CitiBuilder program vest after five years. These options do not have a reload feature. Beginning in 2003, new options are no longer being granted under these plans.

Information with respect to stock option activity under Citigroup stock option plans for the years ended December 31, 2003, 2002 and 2001 is as follows:

	2003		2002		2001	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	**380,274,611**	**$36.09**	390,732,697	$33.74	399,444,963	$28.49
Granted-original	**43,649,005**	**32.35**	79,876,755	40.35	61,508,311	49.22
Granted-reload	**13,956,702**	**44.21**	10,248,798	40.94	14,641,679	46.62
Forfeited or exchanged[1]	**(22,454,416)**	**40.27**	(49,735,340)	35.70	(21,763,582)	31.47
Expired	**(5,545,698)**	**48.66**	(10,021,156)	48.51	(1,336,850)	44.45
Exercised	**(50,504,006)**	**24.39**	(40,827,143)	20.99	(61,761,824)	21.56
Outstanding, end of year	**359,376,198**	**$37.07**	380,274,611	$36.09	390,732,697	$33.74
Exercisable at year-end	**199,263,927**		192,109,773		176,128,643	

(1) Includes 29.4 million options in 2002 that were exchanged for TPC options.

The following table summarizes the information about stock options outstanding under Citigroup stock option plans at December 31, 2003:

	Options outstanding			Options exercisable	
Range of exercise prices	**Number outstanding**	**Weighted average contractual life remaining**	**Weighted average exercise price**	**Number exercisable**	**Weighted average exercise price**
\$ 4.99–\$ 9.99	5,822,160	0.9 years	$ 7.30	5,819,782	$ 7.30
\$10.00–\$19.99	11,647,954	2.8 years	15.70	11,292,555	15.59
\$20.00–\$29.99	67,106,907	4.3 years	22.76	65,807,576	22.72
\$30.00–\$39.99	68,229,046	5.8 years	33.15	13,673,614	34.45
\$40.00–\$49.99	196,417,221	6.6 years	44.68	92,762,350	45.02
\$50.00–\$56.83	10,152,910	3.9 years	52.28	9,908,050	52.29
	359,376,198	5.7 years	$37.07	199,263,927	$34.52

Stock Award Programs

The Company, primarily through its Capital Accumulation Program (CAP), issues shares of Citigroup common stock in the form of restricted or deferred stock to participating officers and employees. The restricted or deferred stock generally vests after a two- or three-year vesting period, during which time the stock cannot be sold or transferred by the participant, and is subject to total or partial cancellation if the participant's employment is terminated. CAP participants may elect to receive part of their awards in CAP stock and part in stock options. The figures in the two previous tables include options granted under CAP. Unearned compensation expense associated with the stock grants represents the market value of Citigroup common stock at the date of grant and is recognized as a charge to income ratably over the vesting period.

In 2003, special equity awards were issued to certain employees in the Global Corporate and Investment Bank and Citigroup International businesses. The awards are not discounted and vest over a three-year term beginning on July 12, 2003 with one-sixth of the award vesting every six months. Until the shares vest, a recipient may not transfer the shares. After they vest, the shares become freely transferable (subject to the stock ownership commitment). From the date of award, the recipient can direct the vote on the shares and receive regular dividends.

During 2003, Citigroup granted shares under the Citigroup Ownership Program (COP) to eligible employees. This program replaces the WealthBuilder, CitiBuilder, and Citigroup Ownership stock option programs. Employees are issued either restricted or deferred shares of Citigroup common stock which vest after three years, during which time the stock cannot be sold or transferred by the participant. Unearned compensation expense associated with the stock grants represents the market value of Citigroup common stock at the date of grant and is recognized as a charge to income ratably over the vesting period.

Information with respect to stock awards is as follows:

	2003	2002	2001
Shares awarded	**57,559,301**	37,730,860	31,089,579
Weighted average fair market value per share	**$34.07**	$41.82	$44.62
After-tax compensation cost charged to earnings *(in millions of dollars)*	**$ 903**	$ 766	$ 574

Stock Purchase Program

Stock Purchase Program offerings, which are administered under the Citigroup 2003 Stock Purchase Program and the Citigroup 2000 Stock Purchase Plan, allow eligible employees of Citigroup to enter into fixed subscription agreements to purchase shares in the future at the market value on the date of the agreements. Subject to certain limits, enrolled employees are permitted to make one purchase prior to the expiration date. The purchase price of the shares is paid with accumulated payroll deductions plus interest. Shares of Citigroup's common stock delivered under the Stock Purchase Program may be sourced from authorized and unissued or treasury shares. The offering under the Citigroup 2003 Stock Purchase Program was made on June 15, 2003. The program ends in July 2005. The original offering under the Citigroup Stock Purchase Program was in August 2000. In 2001, three additional offerings were made to new employees in March, July, and November 2001. In February 2002, an additional offering was made to new employees.

Following is the share activity under the Stock Purchase Program. The fixed price for the June 2003 offering was $44.10. The fixed price for the Citigroup 2000 Stock Purchase Plan offering in August 2000 was $49.36 per share. The fixed prices for the offerings made in March, July, and November 2001 were $41.95, $46.83 and $42.45, respectively. The fixed price for the offering made in February 2002 was $42.20.

	2003	2002	2001
Outstanding subscribed shares at beginning of year	—	22,796,355	25,820,335
Subscriptions entered into	**8,784,380**	363,970	3,196,822
Shares purchased	**(65)**	(19,794)	(81,874)
Canceled or terminated [1]	**(448,070)**	(23,140,531)	(6,138,928)
Outstanding subscribed shares at end of year	**8,336,245**	—	22,796,355

(1) 2002 activity represents shares canceled or expired due to the grant price exceeding the market price.

Pro Forma Impact of SFAS 123

Prior to January 1, 2003, Citigroup applied APB 25 in accounting for its stock-based compensation plans. Under APB 25, there is generally no charge to earnings for employee stock option awards because the options granted under these plans have an exercise price equal to the market value of the underlying common stock on the grant date. Alternatively, SFAS 123 allows companies to recognize compensation expense over the related service period based on the grant-date fair value of the stock award. Refer to Note 1 for a further description of these accounting standards and a presentation of the effect on net income and earnings per share had the Company applied SFAS 123 in accounting for all of the Company's stock option plans. The pro forma adjustments in that table relate to stock options granted from 1995 through 2002, for which a fair value on the date of grant was determined using a Black-Scholes option pricing model. In accordance with SFAS 123, no effect has been given to options granted prior to 1995. The fair values of stock-based awards are based on assumptions that were determined at the grant date.

Fair Value Assumptions

SFAS 123 requires that reload options be treated as separate grants from the related original grants. Under the Company's reload program, upon exercise of an option, employees use previously owned shares to pay the exercise price and surrender shares otherwise to be received for related tax withholding, and receive a reload option covering the same number of shares used for such purposes. Reload options vest at the end of a six-month period. Reload options are intended to encourage employees to exercise options at an earlier date and to retain the shares so acquired, in furtherance of the Company's long-standing policy of encouraging increased employee stock ownership. The result of this program is that employees generally will exercise options as soon as they are able and, therefore, these options have shorter expected lives. Shorter option lives result in lower valuations using a Black-Scholes option model. However, such values are expensed more quickly due to the shorter vesting period of reload options. In addition, since reload options are treated as separate grants, the existence of the reload feature results in a greater number of options being valued.

Shares received through option exercises under the reload program, as well as certain other options granted, are subject to restrictions on sale. Discounts have been applied to the fair value of options granted to reflect these sale restrictions.

Additional valuation and related assumption information for Citigroup option plans, including the Citigroup 2003 Stock Purchase Program, is presented below:

For options granted during	**2003**	2002	2001
Weighted average fair value			
Option	**$6.92**	$9.47	$10.90
Weighted average expected life			
Original grants	**3.45 years**	3.5 years	3 years
Reload grants	***2 years***	*2 years*	*1 year*
Stock Purchase Program grants	**2.1 years**	—	—
Valuation assumptions			
Expected volatility	**37.74%**	37.19%	38.76%
Risk-free interest rate	**2.00%**	3.86%	4.63%
Expected annual dividends per share		$0.92	$0.92
For grants before July 14, 2003	**$0.92**		
For grants on or after July 14, 2003	**$1.54**		
Expected annual forfeitures			
Original and reload grants	**7%**	7%	5%
Stock Purchase Program grants	**10%**	—	—

24. RETIREMENT BENEFITS

The Company has several non-contributory defined benefit pension plans covering substantially all U.S. employees and has various defined benefit pension and termination indemnity plans covering employees outside the United States. The U.S. defined benefit plan provides benefits under a cash balance formula. Employees satisfying certain age and service requirements remain covered by a prior final pay formula. The Company also offers postretirement health care and life insurance benefits to certain eligible U.S. retired employees, as well as to certain eligible employees outside the United States. The following tables summarize the components of net benefit expense recognized in the Consolidated Statement of Income and the funded status and amounts recognized in the Consolidated Balance Sheet for the Company's U.S. qualified plans and significant plans outside the United States. The Company uses a December 31 measurement date for U.S. plans as well as plans outside the United States.

Net (Benefit) Expense

	Pension plans						Postretirement benefit plans (2)		
	U.S. plans (1)			Plans outside U.S.			U.S. plans		
In millions of dollars	**2003**	2002	2001	**2003**	2002	2001	**2003**	2002	2001
Benefits earned during the year	**$ 208**	$ 261	$ 219	**$ 118**	$ 116	$ 116	**$ 3**	$ 5	$ 6
Interest cost on benefit obligation	**548**	528	505	**190**	185	190	**72**	73	73
Expected return on plan assets	**(700)**	(783)	(795)	**(209)**	(188)	(185)	**(18)**	(21)	(20)
Amortization of unrecognized:									
Net transition obligation	**—**	—	—	**5**	5	9	**—**	—	—
Prior service cost	**(25)**	(29)	(21)	**—**	—	—	**(4)**	(4)	(2)
Net actuarial loss (gain)	**24**	—	(1)	**48**	15	5	**8**	(1)	(3)
Curtailment (gain) loss	**—**	—	(9)	**6**	—	6	**—**	—	(39)
Net (benefit) expense	**$ 55**	$ (23)	$(102)	**$ 158**	$ 133	$ 141	**$ 61**	$ 52	$ 15

(1) The U.S. plans exclude nonqualified pension plans, for which the net expense was $46 million in 2003, $47 million in 2002, and $63 million in 2001.
(2) For plans outside the U.S., net postretirement benefit expense was $36 million in 2003, $53 million in 2002, and $42 million in 2001.

Prepaid Benefit Cost (Benefit Liability)

	Pension plans				Postretirement benefit plans(2)	
	U.S. plans(1)		Plans outside U.S.		U.S. plans	
In millions of dollars at year-end	**2003**	2002	**2003**	2002	**2003**	2002
Change in projected benefit obligation						
Projected benefit obligation at beginning of year	**$7,742**	$7,276	**$2,772**	$2,565	**$1,108**	$1,018
Benefits earned during the year	**208**	261	**118**	116	**3**	5
Interest cost on benefit obligation	**548**	528	**190**	185	**72**	73
Plan amendments	**—**	(14)	**1**	20	**(1)**	(28)
Actuarial (gain) loss	**936**	399	**382**	(64)	**93**	124
Benefits paid	**(412)**	(377)	**(191)**	(144)	**(85)**	(86)
Acquisitions	**10**	115	**39**	19	**(6)**	12
Divestitures	**—**	(429)	**(5)**	—	**—**	(10)
Settlements	**—**	—	**(37)**	(16)	**—**	—
Curtailment	**—**	—	**(6)**	—	**—**	—
Expenses	**—**	(17)	**—**	—	**—**	—
Foreign exchange impact	**—**	—	**250**	91	**—**	—
Projected benefit obligation at year-end	**$9,032**	$7,742	**$3,513**	$2,772	**$1,184**	$1,108
Change in plan assets						
Plan assets at fair value at beginning of year	**$7,551**	$8,224	**$2,543**	$2,099	**$ 192**	$ 212
Actual return on plan assets	**1,776**	(496)	**390**	(152)	**48**	(20)
Company contributions	**512**	541	**279**	695	**55**	86
Employee contributions	**—**	—	**5**	13	**—**	—
Acquisitions	**—**	105	**23**	10	**—**	—
Divestitures	**—**	(429)	**(5)**	—	**—**	—
Settlements	**—**	—	**(33)**	(15)	**—**	—
Benefits paid	**(412)**	(377)	**(191)**	(144)	**(85)**	(86)
Expenses	**—**	(17)	**—**	—	**—**	—
Foreign exchange impact	**—**	—	**226**	37	**—**	—
Plan assets at fair value at year-end	**$9,427**	$7,551	**$3,237**	$2,543	**$ 210**	$ 192
Reconciliation of prepaid (accrued) benefit cost and total amount recognized						
Funded status of the plan	**$ 395**	$ (191)	**$ (276)**	$ (229)	**$ (974)**	$ (916)
Unrecognized:						
Net transition obligation	**—**	—	**17**	23	**—**	—
Prior service cost	**(158)**	(184)	**5**	612	**(29)**	(33)
Net actuarial loss	**2,009**	2,173	**816**	6	**191**	137
Net amount recognized	**$2,246**	$1,798	**$ 562**	$ 412	**$ (812)**	$ (812)
Amounts recognized on the balance sheet consist of						
Prepaid benefit cost	**$2,246**	$1,798	**$ 644**	$ 508	**$ —**	$ —
Accrued benefit liability	**—**	—	**(185)**	(120)	**(812)**	(812)
Intangible asset	**—**	—	**103**	24	**—**	—
Net amount recognized	**$2,246**	$1,798	**$ 562**	$ 412	**$ (812)**	$ (812)
Accumulated benefit obligation at year-end	**$8,837**	$7,522	**$3,148**	$2,452	**$1,184**	$1,108

(1) The U.S. plans exclude nonqualified pension plans, for which the projected benefit obligation was $600 million and $581 million, and the aggregate accumulated benefit obligation was $566 million and $539 million at December 31, 2003 and 2002, respectively.

(2) For plans outside the U.S., the accumulated postretirement benefit obligation was $521 million and $465 million, the postretirement liability was $521 million and $465 million and the fair value of plan assets was $224 million and $134 million at December 31, 2003 and 2002, respectively. The accumulated postretirement benefit obligation exceeded plan assets for the plans outside the U.S. at December 31, 2003 and 2002.

At the end of 2003 and 2002 for both qualified and non-qualified, funded and unfunded plans, the aggregate projected benefit obligation (PBO), aggregate accumulated benefit obligation (ABO), and aggregate fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets, and pension plans with accumulated benefit obligation in excess of plan assets, were as follows:

	PBO exceeds fair value of plan assets				ABO exceeds fair value of plan assets			
	U.S. plans		Plans outside U.S.		U.S. plans		Plans outside U.S.	
In millions of dollars at year-end	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Projected benefit obligation	**$600**	$8,323	**$3,106**	$1,627	**$600**	$581	**$701**	$255
Accumulated benefit obligation	**566**	8,061	**2,791**	1,381	**566**	539	**636**	213
Fair value of plan assets	**—**	7,551	**2,749**	1,355	**—**	—	**482**	119

Pension plan assets exceeded the accumulated benefit obligations by $679 million and $120 million at December 31, 2003 and 2002, respectively.

Assumptions

The discount rate and future rate of compensation assumptions used in determining pension and postretirement benefit obligations and net benefit expense for the Company's plans are shown in the following table:

At year-end	**2003**	2002
Discount rate		
U.S. plans [1]	**6.25%**	6.75%
Plans outside the U.S. [2]		
Range	**2.0% to 10.0%**	2.25% to 12.0%
Weighted average	**5.4%**	5.6%
Future compensation increase rate		
U.S. Plans [1]	**3.0% to 6.0%**	3.0% to 4.0%
Plans outside the U.S. [2]		
Range	**1.5% to 8.0%**	1.5% to 10.0%
Weighted average	**2.6%**	2.3%
During the current year	**2003**	2002
Discount rate		
U.S. plans [1]	**6.75%**	7.25%
Plans outside the U.S. [2]		
Range	**2.25% to 12.0%**	2.25% to 12.0%
Weighted average	**5.6%**	5.5%
Future compensation increase rate		
U.S. Plans [1]	**3.0% to 4.0%**	4.0% to 6.0%
Plans outside the U.S. [2]		
Range	**1.5% to 10.0%**	2.5% to 12.0%
Weighted average	**2.3%**	2.8%

(1) Weighted average rates for the U.S. plans equals the stated rates.
(2) Excluding highly inflationary countries.

Assumed health care cost trend rates were as follows:

	2003	2002
Health care cost increase rate		
U.S. plans		
Following year	**10.0%**	9.0%
Decreasing to the year 2009	**5.0%**	—
Decreasing to the year 2007	**—**	5.0%

A one percentage-point change in assumed health care cost trend rates would have the following effects:

	One percentage-point increase		One percentage-point decrease	
In millions of dollars	**2003**	2002	**2003**	2002
Effect on benefits earned and interest cost for U.S. plans	**$ 3**	$ 5	**$ (2)**	$ (4)
Effect on accumulated postretirement benefit obligation for U.S. Plans	**42**	40	**(37)**	(37)

Plan Assets

Citigroup determines its assumptions for the expected rate of return on plan assets for its U.S. plans using a "building block" approach, which focuses on ranges of anticipated rates of return for each asset class. A weighted range of nominal rates is then determined based on target allocations for each asset class. Citigroup considers the expected rate of return to be a longer-term assessment of return expectations and does not anticipate changing this assumption annually unless there are significant changes in economic conditions. A similar approach has been taken in selecting the expected rates of return for Citigroup's foreign plans. The expected rate of return for each plan is based upon its expected asset allocation. Market performance over a number of earlier years is evaluated covering a wide range of economic conditions to determine whether there are sound reasons for projecting forward any past trends.

The expected long-term rates of return on assets used in determining the Company's pension expense and postretirement expense are shown below:

	2003	2002
Rate of return on assets		
U.S. plans [1]	**8.0%**	8.0%
Plans outside the U.S.:		
Range	**3.25% to 10.5%**	3.0% to 12.0%
Weighted average	**6.6%**	6.3%

(1) Weighted average rates for the U.S. plans equals the stated rates.

Citigroup's pension and postretirement plan asset allocation for the U.S. plans at the end of 2003 and 2002, and the target allocation for 2004 by asset category based on asset fair values are as follows:

Asset Category	Target asset allocation	U.S. pension assets at December 31		U.S. postretirement assets at December 31	
	2004	**2003**	2002	**2003**	2002
Equity securities	40.0% to 60.0%	**54.0%**	58.0%	**61.0%**	63.0%
Debt securities	10.0% to 30.0%	**26.0%**	26.0%	**15.0%**	18.0%
Real estate	5.0% to 10.0%	**5.0%**	7.0%	**6.0%**	8.0%
Other investments	5.0% to 15.0%	**15.0%**	9.0%	**18.0%**	11.0%
Total		**100%**	100%	**100%**	100%

Equity securities in the U.S. pension plans include Citigroup common stock with a fair value of $608 million or 6.45% of plan assets and $594 million or 7.87% of plan assets at the end of 2003 and 2002, respectively. Subsequent to December 31, 2003, the Citigroup Pension Plan sold approximately $500 million of Citigroup common stock.

Affiliated and third-party investment managers manage Citigroup's pension plan assets. Assets are rebalanced as the Company deems appropriate. Citigroup's investment strategy with respect to its pension assets is to maintain a globally diversified investment portfolio across several asset classes targeting an annual rate of return of 8%, while ensuring that the accumulated benefit obligation is fully funded.

Citigroup's pension and postretirement plans' weighted average asset allocations for the non-U.S. plans and the actual ranges at the end of 2003 and 2002, and the weighted average target allocations for 2004 by asset category based on asset fair values are as follows:

	Non-U.S. pension assets					Non-U.S. postretirement plans				
	Weighted average	Actual range		Weighted average		Weighted average	Actual range		Weighted average	
	Target asset allocation	At December 31		At December 31		Target asset allocation	At December 31		At December 31	
Asset Categories	2004	**2003**	2002	**2003**	2002	2004	**2003**	2002	**2003**	2002
Equity securities	58.8%	**0.0% to 91.4%**	0.0% to 75.0%	**52.8%**	47.2%	50.0%	**0.0% to 50.0%**	16.6% to 42.5%	**50.0%**	42.5%
Debt securities	31.8%	**0.0% to 100.0%**	5.2% to 100.0%	**24.5%**	20.9%	50.0%	**35.0% to 100.0%**	22.0% to 29.8%	**35.0%**	22.0%
Real estate	0.3%	**0.0% to 24.0%**	0.0% to 35.0%	**0.2%**	0.2%	—	**—**	—	**—**	—
Other investments	9.1%	**0.0% to 77.7%**	0.0% to 100.0%	**22.5%**	31.7%	—	**0.0% to 15.0%**	35.5% to 53.6%	**15.0%**	35.5%
Total	100%			**100%**	100%	100%			**100%**	100%

Citigroup's global pension and postretirement funds' investment strategies are to invest in a prudent manner for the exclusive purpose of providing benefits to participants. The investment strategies are targeted to produce a total return that, when combined with Citigroup's contributions to the funds, will maintain the funds' ability to meet all required benefit obligations. Risk is controlled through diversification of asset types and investments in domestic and international equities, fixed income securities and cash. The target asset allocation in most locations is 50% equities and 50% debt securities. These allocations may vary by geographic region and country depending on the nature of applicable obligations and various other regional considerations. The wide variation in the actual range of plan asset allocations for the funded non-U.S. plans is a result of differing local economic conditions. For example, in certain countries local law requires that all pension plan assets must be invested in fixed income investments, or in government funds, or in local country securities.

Contributions

Citigroup's funding policy for U.S. plans and non-U.S. plans is generally to fund to the amounts of accumulated benefit obligations. For the U.S. plans, the Company may increase its contributions above the minimum required contribution under ERISA, if appropriate to its tax and cash position and the plan's funded position. At December 31, 2003, there were no minimum required contributions and no discretionary or non-cash contributions are currently planned. For the non-U.S. plans, discretionary contributions in 2004 are anticipated to be approximately $129 million. These estimates are subject to change since contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management's ability to change funding policy.

Citigroup 401(k)

Under the Citigroup 401(k) plan, eligible employees receive matching contributions of up to 3% of compensation, subject to an annual maximum of $1,500, invested in the Citigroup common stock fund. The pretax expense associated with this plan amounted to approximately $65 million in 2003, $57 million in 2002, and $49 million in 2001.

25. DERIVATIVES AND OTHER ACTIVITIES

Citigroup enters into derivative and foreign exchange futures, forwards, options and swaps, which enable customers to transfer, modify or reduce their interest rate, foreign exchange and other market risks, and also trades these products for its own account. In addition, Citigroup uses derivatives and other instruments, primarily interest rate products, as an end-user in connection with its risk management activities. Derivatives are used to manage interest rate risk relating to specific groups of on-balance sheet assets and liabilities, including investments, commercial and consumer loans, deposit liabilities, long-term debt and other interest-sensitive assets and liabilities, as well as credit card securitizations, redemptions and sales. In addition, foreign exchange contracts are used to hedge non-U.S. dollar denominated debt, net capital exposures and foreign exchange transactions.

A derivative must be highly effective in accomplishing the hedge objective of offsetting either changes in the fair value or cash flows of the hedged item for the risk being hedged. Any ineffectiveness present in the hedge relationship is recognized in current earnings. The assessment of effectiveness excludes the changes in the value of the hedged item which are unrelated to the risks being hedged. Similarly, the assessment of effectiveness may exclude changes in the fair value of a derivative related to time value which, if excluded, are recognized in current earnings.

The following table summarizes certain information related to the Company's hedging activities for the years ended December 31, 2003, 2002 and 2001:

In millions of dollars	**2003**	2002	2001
Fair value hedges			
Hedge ineffectiveness recognized in earnings	**$ 6**	$ 446	$168
Net gain (loss) excluded from assessment of effectiveness	**(90)**	(252)	85
Cash flow hedges			
Hedge ineffectiveness recognized in earnings	**(11)**	(55)	20
Net gain excluded from assessment of effectiveness	**10**	1	—
Net investment hedges			
Net gain (loss) included in foreign currency translation adjustment within accumulated other changes in equity from nonowner sources	**(2,291)**	(1,435)	432

For cash flow hedges, any changes in the fair value of the end-user derivative remain in Accumulated other changes in equity from nonowner sources on the Consolidated Balance Sheet and are generally included in earnings of future periods when earnings are also affected by the variability of the hedged cash flow. The net gains associated with cash flow hedges expected to be reclassified from accumulated other changes in equity from nonowner sources within twelve months of December 31, 2003 are $651 million.

The accumulated other changes in equity from nonowner sources from cash flow hedges for 2003, 2002, and 2001 can be summarized as follows (after-tax):

In millions of dollars	**2003**	2002	2001
Beginning balance (1)	**$1,242**	$ 168	$ (3)
Net gain from cash flow hedges	**237**	1,591	315
Net amounts reclassified to earnings	**(728)**	(517)	(144)
Ending balance	**$ 751**	$1,242	$ 168

(1) The 2001 amount results from the cumulative effect of accounting change for cash flow hedges.

The Company enters into various types of derivative transactions in the course of its trading and non-trading activities. Futures and forward contracts are commitments to buy or sell at a future date a financial instrument, commodity or currency at a contracted price and may be settled in cash or through delivery. Swap contracts are commitments to settle in cash at a future date or dates which may range from a few days to a number of years, based on differentials between specified financial indices, as applied to a notional principal amount. Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time, a financial instrument or currency at a contracted price that may also be settled in cash, based on differentials between specified indices.

Citigroup also sells various financial instruments that have not been purchased (short sales). In order to sell securities short, the securities are borrowed or received as collateral in conjunction with short-term financing agreements and, at a later date, must be delivered (i.e., replaced) with like or substantially the same financial instruments or commodities to the parties from which they were originally borrowed.

Derivatives and short sales may expose Citigroup to market risk or credit risk in excess of the amounts recorded on the Consolidated Balance Sheet. Market risk on a derivative, short sale or foreign exchange product is the exposure created by potential fluctuations in interest rates, foreign exchange rates and other values, and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement, and the underlying volatility. Credit risk is the exposure to loss in the event of nonperformance by the other party to the transaction and if the value of collateral held, if any, was not adequate to cover such losses. The recognition in earnings of unrealized gains on these transactions is subject to management's assessment as to collectibility. Liquidity risk is the potential exposure that arises when the size of the derivative position may not be able to be rapidly adjusted in times of high volatility and financial stress at a reasonable cost.

26. CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to Citigroup's total credit exposure. Although Citigroup's portfolio of financial instruments is broadly diversified along industry, product, and geographic lines, material transactions are completed with other financial institutions, particularly in the securities trading, derivative, and foreign exchange businesses.

In connection with the Company's efforts to maintain a diversified portfolio, the Company limits its exposure to any one geographic region, country or individual creditor and monitors this exposure on a continuous basis. At December 31, 2003, Citigroup's most significant concentration of credit risk was with the U.S. Government and its agencies. The Company's exposure, which primarily results from trading assets and investment securities positions in instruments issued by the U.S. Government and its agencies, amounted to $58.7 billion and $40.7 billion at December 31, 2003 and 2002, respectively. After the U.S. Government, the next largest exposure the Company has is to the Mexican Government and its agencies, which are rated investment grade by both Moody's and S&P. The Company's exposure amounted to $21.9 billion and $25.0 billion at December 31, 2003 and 2002, respectively, and is comprised of investment securities, loans, and trading assets.

27. FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimated Fair Value of Financial Instruments

The table below presents the carrying value and fair value of Citigroup's financial instruments, as defined in accordance with applicable requirements. Accordingly, as required, the disclosures exclude leases, affiliate investments, and pension and benefit obligations. Contractholder funds amounts exclude certain insurance contracts. Also as required, the disclosures exclude the effect of taxes, any premium or discount that could result from offering for sale at one time the entire holdings of a particular instrument, excess fair value associated with deposits with no fixed maturity and other expenses that would be incurred in a market transaction. In addition, the table excludes the values of nonfinancial assets and liabilities, as well as a wide range of franchise, relationship, and intangible values, which are integral to a full assessment of Citigroup's financial position and the value of its net assets.

The fair value represents management's best estimates based on a range of methodologies and assumptions. The carrying value of short-term financial instruments as well as receivables and payables arising in the ordinary course of business, approximates fair value because of the relatively short period of time between their origination and expected realization. Quoted market prices are used for most investments, and for both trading and end-user derivatives, as well as for liabilities, such as long-term debt, with quoted prices. For performing loans, contractual cash flows are discounted at quoted secondary market rates or estimated market rates if available. Otherwise, sales of comparable loan portfolios or current market origination rates for loans with similar terms and risk characteristics are used. For loans with doubt as to collectibility, expected cash flows are discounted using an appropriate rate considering the time of collection and the premium for the uncertainty of the flows. The value of collateral is also considered. For liabilities such as long-term debt without quoted market prices, market borrowing rates of interest are used to discount contractual cash flows.

	2003		2002	
In billions of dollars at year-end	**Carrying value**	**Estimated fair value**	Carrying value	Estimated fair value
Assets				
Investments	**$182.9**	**$182.9**	$169.5	$169.5
Federal funds sold and securities borrowed or purchased under agreements to resell	**172.2**	**172.2**	139.9	139.9
Trading account assets	**235.3**	**235.3**	155.2	155.2
Loans (1)	**449.8**	**469.8**	417.7	436.9
Other financial assets (2)	**133.1**	**133.1**	126.0	126.3
Liabilities				
Deposits	**474.0**	**474.0**	430.9	431.0
Federal funds purchased and securities loaned or sold under agreements to repurchase	**181.2**	**181.2**	162.6	162.6
Trading account liabilities	**121.9**	**121.9**	91.4	91.4
Contractholder funds				
With defined maturities	**13.5**	**13.7**	12.5	13.3
Without defined maturities	**13.1**	**12.8**	11.1	10.7
Long-term debt	**162.7**	**164.6**	126.9	131.3
Mandatorily redeemable securities of subsidiary trusts	**6.1**	**6.4**	6.2	6.4
Other financial liabilities (3)	**147.3**	**147.3**	119.9	119.9

(1) The carrying value of loans is net of the allowance for credit losses and also excludes $15.6 billion and $18.6 billion of lease finance receivables in 2003 and 2002, respectively.
(2) Includes cash and due from banks, deposits at interest with banks, brokerage receivables, reinsurance recoverables and separate and variable accounts for which the carrying value is a reasonable estimate of fair value, and the carrying value and estimated fair value of financial instruments included in other assets on the Consolidated Balance Sheet.
(3) Includes brokerage payables, separate and variable accounts, investment banking and brokerage borrowings, short-term borrowings, for which the carrying value is a reasonable estimate of fair value, and the carrying value and estimated fair value of financial instruments included in other liabilities on the Consolidated Balance Sheet.

Fair values vary from period to period based on changes in a wide range of factors, including interest rates, credit quality, and market perceptions of value, and as existing assets and liabilities run off and new transactions are entered into.

The estimated fair values of loans reflect changes in credit status since the loans were made, changes in interest rates in the case of fixed-rate loans, and premium values at origination of certain loans. The estimated fair values of Citigroup's loans, in the aggregate, exceeded in carrying values (reduced by the allowance for credit losses) by $20.0 billion in 2003 and $19.2 billion in 2002. Within these totals, estimated fair values exceeded carrying values for consumer loans net of the allowance by $16.3 billion, an increase of $1.9 billion from 2002, and for corporate loans net of the allowance by $3.7 billion, which was a decrease of $1.1 billion from 2002. The excess of the estimated fair value of loans over their carrying value reflects the decline in market interest rates since many of the loans were issued.

28. PLEDGED ASSETS, COLLATERAL, COMMITMENTS AND GUARANTEES

Pledged Assets

At December 31, 2003 and 2002 the approximate market values of securities sold under agreements to repurchase and other assets pledged, excluding the impact of FIN 39 and FIN 41, were as follows:

In millions of dollars	**2003**	2002
For securities sold under agreements to repurchase	**$253,728**	$231,175
As collateral for securities borrowed of approximately equivalent value	**63,343**	51,140
As collateral on bank loans	**30,801**	33
To clearing organizations or segregated under securities laws and regulations	**31,165**	22,463
For securities loaned	**28,597**	14,330
Other	**45,692**	56,250
Total	**$453,326**	$375,391

In addition, included in cash and due from banks at December 31, 2003 and 2002 is $2.8 billion and $2.4 billion, respectively, of cash segregated under federal and other brokerage regulations or deposited with clearing organizations.

At December 31, 2003 and 2002, $13.8 billion and $733 million, respectively, of consumer loans were pledged as collateral in financing transactions. The increase from the prior year relates to secured borrowings associated with the acquired Sears Credit Card and Financial Products business.

At December 31, 2003 and 2002, the Company had $1.4 billion and $962 million, respectively, of outstanding letters of credit from third-party banks to satisfy various collateral and margin requirements.

Collateral

At December 31, 2003 and 2002, the approximate market value of collateral received by the Company that may be sold or repledged by the Company, excluding amounts netted in accordance with FIN 39 and FIN 41, was $329.8 billion and $276.2 billion, respectively. This collateral was received in connection with resale agreements, securities borrowings and loans, derivative transactions, and margined broker loans.

At December 31, 2003 and 2002, a substantial portion of the collateral received by the Company had been sold or repledged in connection with repurchase agreements, securities sold, not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions, and bank loans.

In addition, at December 31, 2003 and 2002, the Company had pledged $102.5 billion and $81.5 billion, respectively, of collateral that may not be sold or repledged by the secured parties.

Lease Commitments

Rental expense (principally for offices and computer equipment) was $1.7 billion, $1.5 billion, and $1.7 billion for the years ended December 31, 2003, 2002, and 2001, respectively.

Future minimum annual rentals under noncancelable leases, net of sublease income, are as follows:

In millions of dollars at year-end	
2004	$ 873
2005	781
2006	670
2007	459
2008	368
Thereafter	1,546
Total	$4,697

Loan Commitments

In millions of dollars at year-end	**2003**	2002
One- to four-family residential mortgages	**$ 3,599**	$ 3,990
Revolving open-end loans secured by one- to four-family residential properties	**14,007**	10,297
Commercial real estate, construction and land development	**1,382**	1,781
Credit card lines (1) (2)	**739,162**	407,822
Commercial and other consumer loan commitments (3)	**210,751**	214,166
Total	**$968,901**	$638,056

(1) Credit card lines are unconditionally cancelable by the issuer.
(2) Increase from 2002 primarily relates to the Sears and Home Depot acquisitions.
(3) Includes commercial commitments to make or purchase loans, to purchase third-party receivables, and to provide note issuance or revolving-underwriting facilities. Amounts include $119 billion and $132 billion with original maturity of less than one year at December 31, 2003 and 2002, respectively.

The majority of unused commitments are contingent upon customers maintaining specific credit standards. Commercial commitments generally have floating interest rates and fixed expiration dates and may require payment of fees. Such fees (net of certain direct costs) are deferred and, upon exercise of the commitment, amortized over the life of the loan or, if exercise is deemed remote, amortized over the commitment period. The table does not include unfunded commercial letters of credit issued on behalf of customers and collateralized by the underlying shipment of goods which totaled $4.4 billion and $5.0 billion at December 31, 2003 and 2002, respectively.

Obligations under Guarantees

The Company provides a variety of guarantees and indemnifications to Citigroup customers to enhance their credit standing and enable them to complete a wide variety of business transactions. The table on page 147 summarizes at December 31, 2003 all of the Company's guarantees and indemnifications, where we believe the guarantees and indemnifications are related to an asset, liability, or equity security of the guaranteed parties at the inception of the contract. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees and indemnifications if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and indemnifications and greatly exceed anticipated losses.

The following tables present information about the Company's guarantees at December 31, 2003 and 2002:

In billions of dollars at December 31, 2003, except carrying value in millions	**2003** Expire within 1 year	Expire after 1 year	Total amount outstanding	Maximum potential amount of future payments	Carrying value (in millions)
Financial standby letters of credit	**$ 18.4**	**$ 18.0**	**$ 36.4**	**$ 36.4**	**$ 147.7**
Performance guarantees	**4.9**	**3.2**	**8.1**	**8.1**	**10.2**
Derivative instruments	**21.4**	**103.8**	**125.2**	**125.2**	**12,923.2**
Guarantees of collection of contractual cash flows	**—**	**0.1**	**0.1**	**0.1**	**89.7**
Loans sold with recourse	**—**	**1.9**	**1.9**	**1.9**	**28.6**
Securities lending indemnifications (1)	**55.5**	**—**	**55.5**	**55.5**	**—**
Credit card merchant processing (1)	**22.6**	**—**	**22.6**	**22.6**	**—**
Custody indemnifications (1)	**—**	**18.0**	**18.0**	**18.0**	**—**
Total	**$122.8**	**$145.0**	**$267.8**	**$267.8**	**$13,199.4**

In billions of dollars at December 31, 2002, except carrying value in millions	2002 (2) Expire within 1 year	Expire after 1 year	Total amount outstanding	Maximum potential amount of future payments	Carrying value (in millions)
Financial standby letters of credit	$17.2	$15.0	$ 32.2	$ 32.2	$ 15.6
Performance guarantees	4.9	2.4	7.3	7.3	3.0
Derivative instruments	17.4	59.3	76.7	76.7	9,966.7
Guarantees of collection of contractual cash flows	—	0.2	0.2	0.2	230.0
Loans sold with recourse	4.0	3.6	7.6	7.6	45.2
Contingent payments in a business distribution	0.4	—	0.4	0.4	361.0
Securities lending indemnifications (1)	38.0	—	38.0	38.0	—
Credit card merchant processing (1)	15.4	—	15.4	15.4	—
Custody indemnifications (1)	—	11.1	11.1	11.1	—
Market value guarantees (1)	0.3	0.5	0.8	0.8	—
Residual value guarantees (1)	—	0.1	0.1	0.1	—
Total	$97.6	$92.2	$189.8	$189.8	$10,621.5

(1) The carrying values of securities lending indemnifications, credit card merchant processing, custody indemnifications, market value guarantees, and residual value guarantees are not material as the Company has determined that the amount and probability of potential liabilities arising from these guarantees are not significant and the carrying amount of the Company's obligations under these guarantees is immaterial.
(2) Reclassified to conform to the 2003 presentation.

Financial standby letters of credit include guarantees of payment of insurance premiums and reinsurance risks that support industrial revenue bond underwriting and settlement of payment obligations in clearing houses, and that support options and purchases of securities or in lieu of escrow deposit accounts. Financial standbys also backstop loans, credit facilities, promissory notes and trade acceptances. Performance guarantees and letters of credit are issued to guarantee a customer's tender bid on a construction or systems installation project or to guarantee completion of such projects in accordance with contract terms. They are also issued to support a customer's obligation to supply specified products, commodities, or maintenance or warranty services to a third party. Derivative instruments include credit default swaps, total return swaps, written foreign exchange options, written put options, and written equity warrants. Guarantees of collection of contractual cash flows protect investors in credit card receivables securitization trusts from loss of interest relating to insufficient collections on the underlying receivables in the trusts. Loans sold with recourse represents the Company's obligations to reimburse the buyers for loan losses under certain circumstances. Contingent payments in a business disposition relates to the Company's obligation to make certain payments to TPC following the distribution of this business to shareholders in 2002. See Note 3 to the Consolidated Financial Statements for additional information about Discontinued Operations. Securities lending indemnifications are issued to guarantee that a security lending customer will be made whole in the event that the security borrower does not return the security subject to the lending agreement and collateral held is insufficient to cover the market value of the security. Credit card merchant processing guarantees represent the Company's obligations in connection with the processing of credit card transactions on behalf of merchants. Custody indemnifications are issued to guarantee that custody clients will be made whole in the event that a third-party subcustodian fails to safeguard clients' assets. Market value guarantees are issued to guarantee return of principal invested to fund investors. Residual value guarantees provide that the guarantor will pay the difference between the fair value of the guaranteed property or equipment and the value specified in the contract to the guarantor at the termination or renewal date of an operating lease.

At December 31, 2003 and 2002, the Company's maximum potential amount of future payments under these guarantees was approximately $267.8 billion and $189.8 billion, respectively. For this purpose, the maximum potential amount of future payments is considered to be the notional amounts of letters of credit, guarantees, written credit default swaps, written total return swaps, indemnifications, and recourse provisions of loans sold with recourse; and the fair values of foreign exchange options and other written put options, warrants, caps and floors.

Citigroup's primary credit card business is the issuance of credit cards to individuals. The Company also provides processing services to various merchants, processing credit card transactions on their behalf and managing the merchant's cash flow related to their credit card activity. In connection with these services, a contingent liability arises in the event of a billing dispute between the merchant and a cardholder that is ultimately resolved in the cardholder's favor and generally extends between three and six months after the date the transaction is processed or the receipt of the product or service, depending on industry practice or statutory requirements. In this situation, the transaction is "charged back" to the merchant and the disputed amount is credited or otherwise refunded to the cardholder. If the Company is unable to collect this amount from the merchant, it bears the loss for the amount of the refund paid to the cardholder. The risk of loss is mitigated as the cash flows between the Company and the merchant are settled on a net basis and the Company has the right to offset any payments with cash flows otherwise due to the merchant. To further mitigate this risk, Citigroup may require the merchant to make an escrow deposit, delay settlement, include event triggers to provide the Company with more financial and operational control in the event of the financial deterioration of the merchant, or require various credit enhancements (including letters of credit and bank guarantees). At December 31, 2003 and 2002, respectively, the Company held as collateral approximately $61 million and $31 million, respectively, of merchant escrow deposits and also had $109 million and $96 million, respectively, payable to merchants, which the Company has the right to set off against amounts due from the individual merchants.

The Company's maximum potential liability for this contingent merchant processing liability is estimated to be the total volume of credit card transactions that meet the associations' requirements to be valid chargeback transactions at any given time. At December 31, 2003 and 2002, this maximum potential exposure was estimated to be $22.6 billion and $15.4 billion, respectively. However, the Company believes that the maximum exposure is not representative of the actual potential loss exposure based on the Company's historical experience. In most cases, this contingent liability is unlikely to arise, as most products and services are delivered when purchased and amounts are refunded when items are returned to merchants. The Company assesses the probability and amount of its liability related to merchant processing based on the extent and nature of unresolved chargebacks and its historical loss experience. At December 31, 2003, the estimated losses incurred and the carrying amount of the Company's obligations related to merchant processing activities are immaterial.

In addition, the Company, through its credit card business, provides various cardholder protection programs on several of its card products, including programs that provide insurance coverage for rental cars, coverage for certain losses associated with purchased products, price protection for certain purchases and protection for lost luggage. These guarantees are not included in the table above since the total outstanding amount of the guarantees and the Company's maximum exposure to loss cannot be quantified. The protection is limited to certain types of purchases and certain types of losses and it is not possible to quantify the purchases that would qualify for these benefits at any given time. Actual losses related to these programs were not material during 2003. The Company assesses the probability and amount of its potential liability related to these programs based on the extent and nature of its historical loss experience. At December 31, 2003, the estimated losses incurred and the carrying value of the Company's obligations related to these programs are immaterial.

In the normal course of business, the Company provides standard representations and warranties to counterparties in contracts in connection with numerous transactions and also provides indemnifications that protect the counterparties to the contracts in the event that additional taxes are owed due either to a change in the tax law or an adverse interpretation of the tax law. Counterparties to these transactions provide the Company with comparable indemnifications. While such representations, warranties and tax indemnifications are essential components of many contractual relationships, they do not represent the underlying business purpose for the transactions. The indemnification clauses are often standard contractual terms related to the Company's own performance under the terms of a contract and are entered into in the normal course of business based on an assessment that the risk of loss is remote. Often these clauses are intended to ensure that terms of a contract are met at inception (for example, that loans transferred to a counterparty in a sales transaction did in fact meet the conditions specified in the contract at the transfer date). No compensation is received for these standard representations and warranties and it is not possible to determine their fair value because they rarely, if ever, result in a payment. In many cases, there are no stated or notional amounts included in the indemnification clauses and the contingencies potentially triggering the obligation to indemnify have not occurred and are not expected to occur. There are no amounts reflected on the Consolidated Balance Sheet as of December 31, 2003 or 2002, related to these indemnifications and they are not included in the table above.

In addition, the Company is a member of or shareholder in hundreds of value transfer networks (VTNs) (payment, clearing and settlement systems as well as securities exchanges) around the world. As a condition of membership, many of these VTNs require that members stand ready to backstop the net effect on the VTNs of a member's default on its obligations. The Company's potential obligations as a shareholder or member of VTN associations are excluded from the scope of FIN 45, since the shareholders and members represent subordinated classes of investors in the VTNs. Accordingly, the Company's participation in VTNs is not reported in the table above and there are no amounts reflected on the Consolidated Balance Sheet as of December 31, 2003 or 2002 for potential obligations that could arise from the Company's involvement with VTN associations.

At December 31, 2003 and 2002, the carrying amounts of the liabilities related to the guarantees and indemnifications included in the table above amounted to approximately $13.2 billion and $10.6 billion. The carrying value of derivative instruments is included in either trading liabilities or other liabilities depending upon whether the derivative was entered into for trading or non-trading purposes. The carrying value of financial and performance guarantees is included in other liabilities. The carrying value of the guarantees of contractual cash flows are offset against the receivables from the credit card trusts. For loans sold with recourse the carrying value of the liability is included in other liabilities. In addition, at December 31, 2003 and 2002, other liabilities includes an allowance for credit losses of $600 million and $567 million, respectively, relating to letters of credit and unfunded lending commitments.

In addition to the collateral available in respect of the credit card merchant processing contingent liability discussed above, the Company has collateral available to reimburse potential losses on its other guarantees. Cash collateral available to the Company to reimburse losses realized under these guarantees and indemnifications amounted to $38.3 billion and $31.9 billion at December 31, 2003 and 2002, respectively. Securities and other marketable assets held as collateral amounted to $29.4 billion and $18.8 billion and letters of credit in favor of the Company held as collateral amounted to $931 million and $834 million at December 31, 2003 and 2002, respectively. Other property may also be available to the Company to cover losses under certain guarantees and indemnifications; however, the value of such property has not been determined.

Loans Sold with Credit Enhancements

In billions of dollars at year-end	**2003**	2002	**Form of credit enhancement**
Residential mortgages and other loans sold with recourse[1]	**$ 6.2**	$ 8.1	2003: Recourse obligation of $1.9 2002: Recourse obligation of $3.6, and put options as described below
GNMA sales/servicing agreements[2]	**21.0**	31.1	Secondary recourse obligation
Securitized credit card receivables	**74.8**	66.9	Includes net revenue over the life of the transaction Also includes other recourse obligations of $2.8 in 2003 and $2.0 in 2002

(1) Residential mortgages represent 50% of amounts in 2003 and 66% in 2002.
(2) Government National Mortgage Association sales/servicing agreements covering securitized residential mortgages.

Citigroup and its subsidiaries are obligated under various credit enhancements related to certain sales of loans or sales of participations in pools of loans, as summarized above.

Net revenue on securitized credit card receivables is collected over the life of each sale transaction. The net revenue is based upon the sum of finance charges and fees received from cardholders and interchange revenue earned on cardholder transactions, less the sum of the yield paid to investors, credit losses, transaction costs, and a contractual servicing fee, which is also retained by certain Citigroup subsidiaries as servicers. As specified in certain of the sale agreements, the net revenue collected each month is accumulated up to a predetermined maximum amount, and is available over the remaining term of that transaction to make payments of yield, fees, and transaction costs in the event that net cash flows from the receivables are not sufficient. When the predetermined amount is reached, net revenue is passed directly to the Citigroup subsidiary that sold the receivables. The amount contained in these accounts is included in other assets and was $90 million at December 31, 2003 and $230 million at December 31, 2002. Net revenue from securitized credit card receivables included in other revenue was $3.3 billion, $2.7 billion, and $2.1 billion for the years ended December 31, 2003, 2002, and 2001, respectively.

Various put options were written during 2000 and 1999 which require Citigroup to purchase, upon request of the holders, securities issued in certain securitization transactions in order to broaden the investor base and improve execution in connection with the securitizations. The aggregate amortized amount of these options was approximately $0.8 billion at December 31, 2002. The Company had recorded liabilities totaling approximately $6 million at December 31, 2002 in connection with these options. Subsequent to their initial issuance, such options are marked-to-market with the fluctuation being reflected on the Consolidated Statement of Income. During the first quarter of 2003, Citigroup purchased all remaining outstanding Class A certificates related to the securitization covered by the put option. This effectively removed the remaining put option.

Financial Guarantees

Financial guarantees are used in various transactions to enhance the credit standing of Citigroup customers. They represent irrevocable assurances, subject to the satisfaction of certain conditions, that Citigroup will make payment in the event that the customer fails to fulfill its obligations to third parties.

Citigroup issues financial standby letters of credit which are obligations to pay a third-party beneficiary when a customer fails to repay an outstanding loan or debt instrument, such as assuring payments by a foreign reinsurer to a U.S. insurer, to act as a substitute for an escrow account, to provide a payment mechanism for a customer's third-party obligations, and to assure payment of specified financial obligations of a customer. Fees are recognized ratably over the term of the standby letter of credit. The following table summarizes financial standby letters of credit issued by Citigroup. The table does not include securities lending indemnifications issued to customers, which are fully collateralized and totaled $55.5 billion at December 31, 2003 and $38.0 billion at December 31, 2002, and performance standby letters of credit.

			2003	2002
In billions of dollars at year-end	Expire within 1 year	Expire after 1 year	**Total amount outstanding**	Total amount outstanding
Insurance, surety	$ 3.2	$ 9.6	**$12.8**	$12.1
Options, purchased securities, and escrow	0.3	—	**0.3**	0.1
Clean letters of credit	3.9	2.3	**6.2**	4.9
Other debt related	9.2	4.3	**13.5**	12.1
Total[1]	$16.6	$16.2	**$32.8**	$29.2

(1) Total is net of cash collateral of $3.6 billion in 2003 and $3.0 billion in 2002. Collateral other than cash covered 26% of the total in 2003 and 34% in 2002.

29. CONTINGENCIES

As described in the "Legal Proceedings" discussion on page 160, the Company is a defendant in numerous lawsuits and other legal proceedings arising out of the transactions and activities that were the subjects of (i) the April 2003 settlement of research and IPO spinning-related inquiries conducted by the Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange and the New York Attorney General, (ii) the July 2003 settlement of the Enron-related inquiries conducted by the Securities and Exchange Commission, the Federal Reserve Bank of New York, the Office of the Comptroller of the Currency, and the Manhattan District Attorney, (iii) underwritings for, and research coverage of, WorldCom, and (iv) the allocation of, and aftermarket trading in, securities sold in initial public offerings. The Company's reserve toward the costs of resolving the lawsuits and other legal proceedings in connection with these matters was $1.5 billion at December 31, 2003. The total reserve established in 2002 amounted to $1.9 billion pretax and an after-tax amount of $1.3 billion.

It is not possible to predict the ultimate outcome of these lawsuits and other legal proceedings, or the timing of their resolution. Management reviews the status of these matters on an ongoing basis and will exercise its judgment in resolving them in such manner as it believes to be in the best interests of the Company. The Company will defend itself vigorously in these cases and believes that it has substantial defenses to the claims asserted. However, given the uncertainties of the timing and outcome of this type of litigation, the large number of cases, the multiple defendants in many of them, the very large aggregate damages sought by the plaintiffs, the novel issues presented, the length of time before these cases will be resolved by settlement or through litigation, and the current difficult litigation environment, it is not presently possible to determine the Company's ultimate exposure for these matters and there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserve accrued by the Company. In the opinion of the Company's management, the ultimate resolution of these lawsuits and other proceedings, while not likely to have a material adverse effect on the consolidated financial condition of the Company, may be material to the Company's operating results for any particular period.

30. CITIGROUP (PARENT COMPANY ONLY)

Condensed Statement of Income

	Year ended December 31		
In millions of dollars	**2003**	2002	2001
Revenues			
Interest	**$ 1,693**	$ 1,456	$ 1,225
Other	**447**	348	54
Total revenues	**2,140**	1,804	1,279
Expenses			
Interest	**1,459**	1,660	1,876
Other	**757**	248	267
Total expenses	**2,216**	1,908	2,143
Pretax loss	**(76)**	(104)	(864)
Income tax benefit	**33**	53	348
Loss before equity in net income of subsidiaries	**(43)**	(51)	(516)
Equity in net income of subsidiaries	**17,896**	15,327	14,642
Income	**$17,853**	$15,276	$14,126

Condensed Balance Sheet

In millions of dollars	December 31 2003	2002
Assets		
Cash	**$ 40**	$ 101
Investments	**7,957**	7,837
Investments in and advances to:		
Bank and bank holding company subsidiaries	**122,057**	100,541
Other subsidiaries	**36,734**	26,670
Cost of acquired businesses in excess of net assets	**368**	368
Other	**3,769**	2,747
Total assets	**$170,925**	$138,264
Liabilities		
Advances from and payables to subsidiaries	**$ 1,219**	$ 1,209
Commercial paper	**381**	367
Junior subordinated debentures, held by subsidiary trusts	**5,309**	4,657
Long-term debt	**64,386**	44,142
Other liabilities	**1,390**	945
Redeemable preferred stock, held by subsidiary	**226**	226
Stockholders' equity		
Preferred stock ($1.00 *par value; authorized shares:* 30 million), at aggregate liquidation value	**1,125**	1,400
Common stock ($.01 par value; authorized shares: 15 billion), issued shares: **2003** and 2002—**5,477,416,254** shares	**55**	55
Additional paid-in capital	**17,531**	17,381
Retained earnings	**93,483**	81,403
Treasury stock, at cost: **2003—320,466,849** shares and 2002—336,734,631 shares	**(11,524)**	(11,637)
Accumulated other changes in equity from nonowner sources	**(806)**	(193)
Unearned compensation	**(1,850)**	(1,691)
Total stockholders' equity	**98,014**	86,718
Total liabilities and stockholders' equity	**$170,925**	$138,264

Condensed Statement of Cash Flows

In millions of dollars	Year ended December 31 2003	2002	2001
Cash flows from operating activities			
Net income	**$ 17,853**	$ 15,276	$ 14,126
Adjustments to reconcile net income to cash provided by operating activities:			
Equity in net income of subsidiaries	**(17,896)**	(15,327)	(14,642)
Dividends received from:			
Bank and bank holding company subsidiaries	**4,210**	6,744	5,784
Other subsidiaries	**1,805**	5,770	2,325
Other, net	**788**	(739)	(109)
Net cash provided by operating activities	**6,760**	11,724	7,484
Cash flows from investing activities			
Capital contributions to subsidiaries	**—**	—	(6,250)
Change in investments	**(182)**	(6,350)	(1,487)
Advances to subsidiaries, net	**(19,532)**	(4,908)	(13,733)
Other investing activities, net	**200**	(200)	—
Net cash used in investing activities	**(19,514)**	(11,458)	(21,470)
Cash flows from financing activities			
Proceeds from (repayment of) advances from subsidiaries, net	**(196)**	278	2,961
Dividends paid	**(5,773)**	(3,676)	(3,185)
Issuance of common stock	**686**	483	875
Redemption of preferred stock	**(275)**	(125)	(250)
Stock tendered for payment of withholding taxes	**(499)**	(475)	(506)
Treasury stock acquired	**(2,416)**	(5,483)	(3,045)
Issuance of long-term debt	**24,794**	16,282	17,610
Issuance of (proceeds from) junior subordinated debentures	**858**	—	2,483
Payments and redemptions of long-term debt	**(4,500)**	(7,362)	(3,000)
Change in short-term borrowings	**14**	(114)	(15)
Net cash provided by (used in) financing activities	**12,693**	(192)	13,928
Change in cash	**(61)**	74	(58)
Cash at beginning of period	**101**	27	85
Cash at end of period	**$ 40**	$ 101	$ 27
Supplemental disclosure of cash flow information			
Cash paid during the period for interest	**$ 1,588**	$ 2,303	$ 1,739
Cash received during the period for taxes	**$ 691**	$ 308	$ 911

31. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

In millions of dollars, except per share amounts	**2003** Fourth	Third	Second	First	**2002** Fourth	Third	Second	First
Revenues, net of interest expense	**$20,154**	**$19,398**	**$19,354**	**$18,536**	$17,873	$17,644	$17,993	$17,798
Operating expenses	**10,032**	**9,613**	**9,971**	**9,552**	10,655	8,440	9,147	9,056
Benefits, claims, and credit losses	**3,209**	**2,721**	**3,087**	**2,924**	3,553	3,576	2,982	3,362
Income from continuing operations before income taxes, minority interest, and cumulative effect of accounting changes	**6,913**	**7,064**	**6,296**	**6,060**	3,665	5,628	5,864	5,380
Income taxes	**2,112**	**2,208**	**1,956**	**1,919**	1,204	1,898	2,017	1,879
Minority interest, after-tax	**41**	**165**	**41**	**38**	32	24	18	17
Income from continuing operations	**4,760**	**4,691**	**4,299**	**4,103**	2,429	3,706	3,829	3,484
Income (loss) from discontinued operations	**—**	**—**	**—**	**—**	—	214	255	1,406
Cumulative effect of accounting changes (1)	**—**	**—**	**—**	**—**	—	—	—	(47)
Net income	**$ 4,760**	**$ 4,691**	**$ 4,299**	**$ 4,103**	$ 2,429	$ 3,920	$ 4,084	$ 4,843
Earnings per share (2)								
Basic earnings per share								
Income from continuing operations	**$ 0.93**	**$ 0.92**	**$ 0.84**	**$ 0.80**	$ 0.48	$ 0.73	$ 0.75	$ 0.68
Net income	**$ 0.93**	**$ 0.92**	**$ 0.84**	**$ 0.80**	$ 0.48	$ 0.77	$ 0.80	$ 0.94
Diluted earnings per share								
Income from continuing operations	**$ 0.91**	**$ 0.90**	**$ 0.83**	**$ 0.79**	$ 0.47	$ 0.72	$ 0.73	$ 0.66
Net income	**$ 0.91**	**$ 0.90**	**$ 0.83**	**$ 0.79**	$ 0.47	$ 0.76	$ 0.78	$ 0.93
Common stock price per share								
High	**$ 49.00**	**$ 47.17**	**$ 45.56**	**$ 37.93**	$ 38.97	$ 36.68	$ 49.45	$ 52.00
Low	**45.56**	**42.92**	**35.60**	**31.42**	26.73	25.04	37.00	42.22
Close	**48.54**	**45.51**	**42.80**	**34.45**	35.19	29.65	38.75	49.52
Dividends per share of common stock	**$ 0.35**	**$ 0.35**	**$ 0.20**	**$ 0.20**	$ 0.18	$ 0.18	$ 0.18	$ 0.16

(1) Accounting changes include the 2002 first-quarter adoption of the remaining provisions of SFAS 142.
(2) Due to averaging of shares, quarterly earnings per share may not add to the totals reported for the full year.

FINANCIAL DATA SUPPLEMENT (UNAUDITED)

AVERAGE BALANCES AND INTEREST RATES, TAXABLE EQUIVALENT BASIS(1)(2)(3)(4)(5)

	Average volume			Interest revenue			% Average rate		
In millions of dollars	**2003**	2002	2001	**2003**	2002	2001	**2003**	2002	2001
Assets									
Cash and due from banks									
In U.S. offices	**$ 2,395**	$ 2,176	$ 2,842	**$ 22**	$ 9	$ —	**0.92**	0.41	—
In offices outside the U.S.(6)	**1,737**	1,545	1,095	**24**	12	17	**1.38**	0.78	1.55
Total	**4,132**	3,721	3,937	**46**	21	17	**1.11**	0.56	0.43
Deposits at interest with banks(6)	**19,608**	17,418	18,386	**810**	1,025	1,265	**4.13**	5.88	6.88
Federal funds sold and securities borrowed or purchased under agreements to resell(7)									
In U.S. offices	**105,425**	91,241	104,150	**2,156**	3,476	7,082	**2.05**	3.81	6.80
In offices outside the U.S.(6)	**64,471**	57,382	34,087	**1,879**	1,868	1,798	**2.91**	3.26	5.27
Total	**169,896**	148,623	138,237	**4,035**	5,344	8,880	**2.37**	3.60	6.42
Brokerage receivables									
In U.S. offices	**26,884**	19,691	25,058	**483**	612	1,197	**1.80**	3.11	4.78
In offices outside the U.S.(6)	**5,531**	2,866	2,517	**245**	183	205	**4.43**	6.39	8.14
Total	**32,415**	22,557	27,575	**728**	795	1,402	**2.25**	3.52	5.08
Trading account assets(8)(9)									
In U.S. offices	**95,209**	81,815	81,241	**3,230**	3,067	3,685	**3.39**	3.75	4.54
In offices outside the U.S.(6)	**45,856**	38,344	37,304	**1,541**	2,060	1,787	**3.36**	5.37	4.79
Total	**141,065**	120,159	118,545	**4,771**	5,127	5,472	**3.38**	4.27	4.62
Investments									
In U.S. offices									
Taxable	**111,615**	81,255	59,294	**4,550**	4,122	3,470	**4.08**	5.07	5.85
Exempt from U.S. income tax	**7,434**	6,343	5,856	**502**	460	411	**6.75**	7.25	7.02
In offices outside the U.S.(6)	**60,358**	53,155	38,822	**2,648**	3,086	2,557	**4.39**	5.81	6.59
Total	**179,407**	140,753	103,972	**7,700**	7,668	6,438	**4.29**	5.45	6.19
Loans (net of unearned income)(10)									
Consumer loans									
In U.S. offices	**245,013**	203,228	177,701	**20,844**	19,826	19,769	**8.51**	9.76	11.12
In offices outside the U.S.(6)	**96,394**	89,387	85,021	**10,866**	10,664	10,545	**11.27**	11.93	12.40
Total consumer loans	**341,407**	292,615	262,722	**31,710**	30,490	30,314	**9.29**	10.42	11.54
Corporate loans									
In U.S. offices									
Commercial and industrial	**18,676**	19,574	23,014	**889**	985	1,419	**4.76**	5.03	6.17
Lease financing	**2,052**	1,850	1,816	**132**	145	263	**6.43**	7.84	14.48
Mortgage and real estate	**2,172**	2,469	2,861	**170**	189	250	**7.83**	7.65	8.74
In offices outside the U.S.(6)	**80,890**	84,028	86,628	**5,209**	6,096	7,348	**6.44**	7.25	8.48
Total corporate loans	**103,790**	107,921	114,319	**6,400**	7,415	9,280	**6.17**	6.87	8.12
Total loans	**445,197**	400,536	377,041	**38,110**	37,905	39,594	**8.56**	9.46	10.50
Other interest-earning assets	**15,413**	13,252	15,409	**996**	1,201	1,546	**6.46**	9.06	10.03
Total interest-earning assets	**1,007,133**	867,019	803,102	**$57,196**	$59,086	$64,614	**5.68**	6.81	8.05
Non-interest earning assets(8)	**175,981**	156,503	127,248						
Total assets from discontinued operations	**—**	37,083	53,289						
Total assets	**$1,183,114**	$1,060,605	$983,639						

(1) The taxable equivalent adjustment is based on the U.S. federal statutory tax rate of 35%.
(2) Interest rates and amounts include the effects of risk management activities associated with the respective asset and liability categories. See Note 25 to the Consolidated Financial Statements.
(3) Monthly or quarterly averages have been used by certain subsidiaries where daily averages are unavailable.
(4) Detailed average volume, interest revenue, and interest expense exclude discontinued operations. See Note 3 to the Consolidated Financial Statements.
(5) Reclassified to conform to the 2003 presentation.
(6) *Average rates reflect prevailing local interest rates, including inflationary effects and monetary correction in certain countries.*
(7) Average volume of securities borrowed or purchased under agreements to resell are reported net pursuant to FIN 41 and interest revenue excludes the impact of FIN 41.
(8) The fair value carrying amounts of derivative and foreign exchange contracts are reported in non-interest earning assets and other non-interest bearing liabilities.
(9) Interest expense on trading account liabilities of CGMHI is reported as a reduction of interest revenue.
(10) Includes cash-basis loans.

AVERAGE BALANCES AND INTEREST RATES, TAXABLE EQUIVALENT BASIS(1)(2)(3)(4)(5)

In millions of dollars	Average volume			Interest expense			% Average rate		
	2003	2002	2001	**2003**	2002	2001	**2003**	2002	2001
Liabilities									
Deposits									
In U.S. offices									
Savings deposits(6)	**$ 115,614**	$ 95,256	$ 68,427	**$ 992**	$ 1,079	$ 1,676	**0.86**	1.13	2.45
Other time deposits	**26,390**	24,861	20,391	**512**	674	402	**1.94**	2.71	1.97
In offices outside the U.S.(7)	**252,145**	228,248	209,542	**5,384**	6,301	9,099	**2.14**	2.76	4.34
Total	**394,149**	348,365	298,360	**6,888**	8,054	11,177	**1.75**	2.31	3.75
Federal funds purchased and securities loaned or sold under agreements to repurchase(8)									
In U.S. offices	**124,108**	126,343	118,136	**2,216**	3,706	7,673	**1.79**	2.93	6.50
In offices outside the U.S.(7)	**56,057**	42,672	36,878	**2,639**	2,933	2,892	**4.71**	6.87	7.84
Total	**180,165**	169,015	155,014	**4,855**	6,639	10,565	**2.69**	3.93	6.82
Brokerage payables									
In U.S. offices	**31,608**	22,213	22,632	**48**	68	236	**0.15**	0.31	1.04
In offices outside the U.S.(7)	**1,720**	1,452	1,851	**4**	4	12	**0.23**	0.28	0.65
Total	**33,328**	23,665	24,483	**52**	72	248	**0.16**	0.30	1.01
Trading account liabilities(9)(10)									
In U.S. offices	**25,217**	25,614	23,544	**48**	42	37	**0.19**	0.16	0.16
In offices outside the U.S.(7)	**38,455**	25,357	24,773	**15**	13	12	**0.04**	0.05	0.05
Total	**63,672**	50,971	48,317	**63**	55	49	**0.10**	0.11	0.10
Investment banking and brokerage borrowings									
In U.S. offices	**19,670**	16,839	13,651	**305**	404	669	**1.55**	2.40	4.90
In offices outside the U.S.(7)	**876**	571	679	**149**	68	71	**17.01**	11.91	10.46
Total	**20,546**	17,410	14,330	**454**	472	740	**2.21**	2.71	5.16
Short-term borrowings									
In U.S. offices	**24,910**	21,876	33,690	**420**	756	1,354	**1.69**	3.46	4.02
In offices outside the U.S.(7)	**6,912**	4,760	10,066	**259**	420	944	**3.75**	8.82	9.38
Total	**31,822**	26,636	43,756	**679**	1,176	2,298	**2.13**	4.42	5.25
Long-term debt									
In U.S. offices	**162,262**	122,514	113,789	**3,525**	3,704	5,792	**2.17**	3.02	5.09
In offices outside the U.S.(7)	**13,546**	10,787	10,029	**321**	656	572	**2.37**	6.08	5.70
Total	**175,808**	133,301	123,818	**3,846**	4,360	6,364	**2.19**	3.27	5.14
Mandatorily redeemable securities of subsidiary trusts	**6,300**	5,858	4,663	**434**	420	352	**6.89**	7.17	7.55
Total interest-bearing liabilities	**905,790**	775,221	712,741	**$17,271**	$21,248	$31,793	**1.91**	2.74	4.46
Demand deposits in U.S. offices	**7,382**	8,218	8,293						
Other non-interest bearing liabilities(9)	**178,852**	161,921	147,452						
Total liabilities from discontinued operations	**—**	31,881	42,368						
Total stockholders' equity(11)	**91,090**	83,364	72,785						
Total liabilities and stockholders' equity	**$1,183,114**	$1,060,605	$983,639						
Net interest revenue as a percentage of average interest-earning assets(12)									
In U.S. offices	**$ 632,317**	$ 522,766	$498,808	**$25,175**	$23,063	$20,232	**3.98**	4.41	4.06
In offices outside the U.S.	**374,816**	344,253	304,294	**14,750**	14,775	12,589	**3.94**	4.29	4.14
Total	**$1,007,133**	$ 867,019	$803,102	**$39,925**	$37,838	$32,821	**3.96**	4.36	4.09

(1) The taxable equivalent adjustment is based on the U.S. federal statutory tax rate of 35%.
(2) Interest rates and amounts include the effects of risk management activities associated with the respective asset and liability categories. See Note 25 to the Consolidated Financial Statements.
(3) Monthly or quarterly averages have been used by certain subsidiaries where daily averages are unavailable.
(4) Detailed average volume, interest revenue, and interest expense exclude discontinued operations. See Note 3 to the Consolidated Financial Statements.
(5) Reclassified to conform to the 2003 presentation.
(6) Savings deposits consist of Insured Money Market Rate accounts, NOW accounts, and other savings deposits.
(7) Average rates reflect prevailing local interest rates, including inflationary effects and monetary correction in certain countries.
(8) Average volume of securities loaned or sold under agreements to repurchase are reported net pursuant to FIN 41 and interest expense excludes the impact of FIN 41.
(9) The fair value carrying amounts of derivative and foreign exchange contracts are reported in non-interest earning assets and other non-interest bearing liabilities.
(10) Interest expense on trading account liabilities of CGMHI is reported as a reduction of interest revenue.
(11) Includes stockholders' equity from discontinued operations.
(12) Includes the allocations for capital and funding costs based on the location of the asset.

ANALYSIS OF CHANGES IN NET INTEREST REVENUE, TAXABLE EQUIVALENT BASIS (1)(2)(3)(4)

In millions of dollars	2003 vs. 2002 Increase (decrease) due to change in: Average volume	2003 vs. 2002 Increase (decrease) due to change in: Average rate	2003 vs. 2002 Net change (2)	2002 vs. 2001 Increase (decrease) due to change in: Average volume	2002 vs. 2001 Increase (decrease) due to change in: Average rate	2002 vs. 2001 Net change (2)
Cash and due from banks	**$ 3**	**$ 22**	**$ 25**	$ 5	$ (1)	$ 4
Deposits at interest with banks (5)	**117**	**(332)**	**(215)**	(64)	(176)	(240)
Federal funds sold and securities borrowed or purchased under agreements to resell						
In U.S. offices	**477**	**(1,797)**	**(1,320)**	(793)	(2,813)	(3,606)
In offices outside the U.S. (5)	**218**	**(207)**	**11**	927	(857)	70
Total	**695**	**(2,004)**	**(1,309)**	134	(3,670)	(3,536)
Brokerage receivables						
In U.S. offices	**180**	**(309)**	**(129)**	(222)	(363)	(585)
In offices outside the U.S. (5)	**131**	**(69)**	**62**	26	(48)	(22)
Total	**311**	**(378)**	**(67)**	(196)	(411)	(607)
Trading account assets (6)						
In U.S. offices	**472**	**(309)**	**163**	26	(644)	(618)
In offices outside the U.S. (5)	**352**	**(871)**	**(519)**	51	222	273
Total	**824**	**(1,180)**	**(356)**	77	(422)	(345)
Investments						
In U.S. offices	**1,441**	**(971)**	**470**	1,217	(516)	701
In offices outside the U.S. (5)	**382**	**(820)**	**(438)**	859	(330)	529
Total	**1,823**	**(1,791)**	**32**	2,076	(846)	1,230
Loans—consumer						
In U.S. offices	**3,755**	**(2,737)**	**1,018**	2,651	(2,594)	57
In offices outside the U.S. (5)	**809**	**(607)**	**202**	530	(411)	119
Total	**4,564**	**(3,344)**	**1,220**	3,181	(3,005)	176
Loans—corporate						
In U.S. offices	**(54)**	**(74)**	**(128)**	(243)	(370)	(613)
In offices outside the U.S. (5)	**(221)**	**(666)**	**(887)**	(215)	(1,037)	(1,252)
Total	**(275)**	**(740)**	**(1,015)**	(458)	(1,407)	(1,865)
Total loans	**4,289**	**(4,084)**	**205**	2,723	(4,412)	(1,689)
Other interest-earning assets	**176**	**(381)**	**(205)**	(204)	(141)	(345)
Total interest revenue	**8,238**	**(10,128)**	**(1,890)**	4,551	(10,079)	(5,528)
Deposits						
In U.S. offices	**284**	**(533)**	**(249)**	599	(924)	(325)
In offices outside the U.S. (5)	**612**	**(1,529)**	**(917)**	754	(3,552)	(2,798)
Total	**896**	**(2,062)**	**(1,166)**	1,353	(4,476)	(3,123)
Federal funds purchased and securities loaned or sold under agreements to repurchase						
In U.S. offices	**(65)**	**(1,425)**	**(1,490)**	500	(4,467)	(3,967)
In offices outside the U.S. (5)	**775**	**(1,069)**	**(294)**	423	(382)	41
Total	**710**	**(2,494)**	**(1,784)**	923	(4,849)	(3,926)
Brokerage payables						
In U.S. offices	**22**	**(42)**	**(20)**	(4)	(164)	(168)
In offices outside the U.S. (5)	**1**	**(1)**	**—**	(2)	(6)	(8)
Total	**23**	**(43)**	**(20)**	(6)	(170)	(176)
Trading account liabilities (6)						
In U.S. offices	**(1)**	**7**	**6**	3	2	5
In offices outside the U.S. (5)	**6**	**(4)**	**2**	—	1	1
Total	**5**	**3**	**8**	3	3	6
Investment banking and brokerage borrowings						
In U.S. offices	**60**	**(159)**	**(99)**	131	(396)	(265)
In offices outside the U.S. (5)	**45**	**36**	**81**	(12)	9	(3)
Total	**105**	**(123)**	**(18)**	119	(387)	(268)
Short-term borrowings						
In U.S. offices	**93**	**(429)**	**(336)**	(427)	(171)	(598)
In offices outside the U.S. (5)	**142**	**(303)**	**(161)**	(471)	(53)	(524)
Total	**235**	**(732)**	**(497)**	(898)	(224)	(1,122)
Long-term debt						
In U.S. offices	**1,020**	**(1,199)**	**(179)**	415	(2,503)	(2,088)
In offices outside the U.S. (5)	**138**	**(473)**	**(335)**	45	39	84
Total	**1,158**	**(1,672)**	**(514)**	460	(2,464)	(2,004)
Mandatorily redeemable securities of subsidiary trusts	**31**	**(17)**	**14**	86	(18)	68
Total interest expense	**3,163**	**(7,140)**	**(3,977)**	2,040	(12,585)	(10,545)
Net interest revenue	**$5,075**	**$ (2,988)**	**$ 2,087**	$2,511	$ 2,506	$ 5,017

(1) The taxable equivalent adjustment is based on the U.S. federal statutory tax rate of 35%.
(2) Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total net change.
(3) Detailed average volume, interest revenue, and interest expense exclude discontinued operations. See Note 3 to the Consolidated Financial Statements.
(4) Reclassified to conform to the 2003 presentation.
(5) Changes in average rates reflect changes in prevailing local interest rates including inflationary effects and monetary correction in certain countries.
(6) Interest expense on trading account liabilities of CGMHI is reported as a reduction of interest revenue.

RATIOS

	2003	2002	2001
Net income to average assets	**1.51%**	1.44%	1.44%
Return on common stockholders' equity(1)	**19.8%**	18.6%	19.7%
Return on total stockholders' equity(2)	**19.5%**	18.3%	19.4%
Total average equity to average assets	**7.70%**	7.86%	7.40%
Dividends declared per common share as a percentage of income per diluted common share	**32.2%**	23.8%	22.1%

(1) Based on net income less total preferred stock dividends as a percentage of average common stockholders' equity.
(2) Based on net income less preferred stock dividends as a percentage of average total stockholders' equity.

AVERAGE DEPOSIT LIABILITIES IN OFFICES OUTSIDE THE U.S.(1)

In millions of dollars at year-end	**2003** Average balance	**2003** Average interest rate	2002 Average balance	2002 Average interest rate	2001 Average balance	2001 Average interest rate
Banks(2)	**$ 28,495**	**2.84%**	$ 28,492	3.84%	$ 24,039	6.39%
Other demand deposits	**85,556**	**1.54%**	85,545	1.54%	58,885	2.74%
Other time and savings deposits(2)	**159,448**	**2.11%**	159,463	2.11%	141,392	4.35%
Total	**$273,499**	**2.01%**	$273,500	2.01%	$224,316	4.14%

(1) Interest rates and amounts include the effects of risk management activities and also reflect the impact of the local interest rates prevailing in certain countries. See Note 25 to the Consolidated Financial Statements.
(2) Primarily consists of certificates of deposit and other time deposits in denominations of $100,000 or more.

MATURITY PROFILE OF TIME DEPOSITS ($100,000 OR MORE) IN U.S. OFFICES

In millions of dollars at year-end 2003	Under 3 months	Over 3 to 6 months	Over 6 to 12 months	Over 12 months
Certificates of deposit	$ 4,256	$726	$1,024	$1,720
Other time deposits	11,715	246	26	30

SHORT-TERM AND OTHER BORROWINGS(1)

In millions of dollars	Federal funds purchased and securities sold under agreements to repurchase(2) **2003**	2002	2001	Commercial paper **2003**	2002	2001	Other funds borrowed(2) **2003**	2002	2001	Investment banking and brokerage borrowings **2003**	2002	2001
Amounts outstanding at year-end	**$181,156**	$162,643	$153,511	**$15,093**	$16,854	$12,696	**$21,094**	$13,775	$11,765	**$22,442**	$21,353	$16,480
Average outstanding during the year(5)	**180,165**	169,015	155,014	**14,994**	13,567	30,524	**16,828**	13,069	13,232	**20,546**	17,410	14,330
Maximum month end outstanding	**198,339**	199,010	172,763	**17,400**	16,854	35,825	**25,196**	24,201	16,331	**25,185**	22,104	22,010
Weighted-average interest rate												
During the year(3)(5)	**2.69%**	3.93%	6.82%	**1.09%**	1.63%	3.58%	**3.07%**	7.31%	9.10%	**2.21%**	2.71%	5.16%
At year-end(4)	**3.11%**	2.37%	2.49%	**1.24%**	1.56%	1.98%	**1.81%**	3.07%	3.44%	**1.45%**	2.07%	2.44%

(1) Original maturities of less than one year.
(2) Rates reflect prevailing local interest rates including inflationary effects and monetary correction in certain countries.
(3) Interest rates include the effects of risk management activities. See Notes 13 and 25 to the Consolidated Financial Statements.
(4) Based on contractual rates at year-end.
(5) Excludes discontinued operations.

REGULATION AND SUPERVISION

Bank Holding Company Regulation

The Company is a bank holding company within the meaning of the U.S. Bank Holding Company Act of 1956 (BHC Act) registered with, and subject to examination by, the Board of Governors of the Federal Reserve System (FRB). The subsidiary depository institutions of the Company (the banking subsidiaries), including its principal bank subsidiary, Citibank, N.A. (Citibank), are subject to supervision and examination by their respective federal and state banking authorities. The nationally chartered subsidiary banks, including Citibank, are supervised and examined by the Office of the Comptroller of the Currency (OCC); federal savings association subsidiaries are regulated by the Office of Thrift Supervision (OTS); and state-chartered depository institutions are supervised by the banking departments within their respective states (California, Delaware, and Utah), as well as the Federal Deposit Insurance Corporation (FDIC). The FDIC also has back-up enforcement authority with respect to each of the banking subsidiaries, the deposits of which are insured by the FDIC, up to applicable limits. The Company also controls (either directly or indirectly) overseas banks, branches, and agencies. In general, the Company's overseas activities are regulated by the FRB and OCC, and are also regulated by supervisory authorities of the host countries.

The Company's banking subsidiaries are also subject to requirements and restrictions under federal, state, and foreign law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be made and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of the Company's banking subsidiaries.

The activities of U.S. bank holding companies are generally limited to the business of banking, managing or controlling banks, and other activities that the FRB determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In addition, under the Gramm-Leach-Bliley Act (the GLB Act), bank holding companies, such as the Company, all of whose controlled depository institutions are "well capitalized" and "well managed," as defined in Federal Reserve Regulation Y, and which obtain satisfactory Community Reinvestment Act ratings, have the ability to declare themselves to be "financial holding companies" and engage in a broader spectrum of activities, including insurance underwriting and brokerage (including annuities), and underwriting and dealing securities. The Company has declared itself to be a financial holding company. Financial holding companies that do not continue to meet all of the requirements for such status will, depending on which requirement they fail to meet, face not being able to undertake new activities or acquisitions that are financial in nature, or losing their ability to continue those activities that are not generally permissible for bank holding companies.

Under the GLB Act, financial holding companies are able to make acquisitions of companies that engage in activities that are financial in nature, both in the United States and outside of the United States. No prior approval of the FRB is generally required for such acquisitions except for the acquisition of U.S. depository institutions and, in some cases, foreign banks. In addition, under merchant banking authority added by the GLB Act, financial holding companies are authorized to invest in companies that engage in activities that are not financial in nature, as long as the financial holding company makes its investment with the intention of limiting the investment in duration, does not manage the company on a day-to-day basis, and the investee company does not cross-market with any of the financial holding company's controlled depository institutions. This authority applies to investments both in the United States and outside the United States. Regulations interpreting and conditioning this authority have been promulgated. Bank holding companies also retain their authority, subject to prior specific or general FRB consent, to acquire less than 20% of the voting securities of a company that does not do business in the United States, and 20% or more of the voting securities of any such company if the FRB finds by regulation or order that its activities are usual in connection with banking or finance outside the United States. In general, bank holding companies that are not financial holding companies may engage in a broader range of activities outside the United States than they may engage in inside the United States, including sponsoring, distributing, and advising open-end mutual funds, and underwriting and dealing in debt, and to a limited extent, equity securities, subject to local country laws.

Subject to certain limitations and restrictions, a U.S. bank holding company, with the prior approval of the FRB, may acquire an out-of-state bank. Banks in states that do not prohibit out-of-state mergers may merge with the approval of the appropriate federal bank regulatory agency. A national or state bank may establish a de novo branch out of state if such branching is expressly permitted by the other state. A federal savings association is generally permitted to open a de novo branch in any state.

Outside the U.S., subject to certain requirements for prior FRB consent or notice, the Company may acquire banks and Citibank may establish branches subject to local laws and to U.S. laws prohibiting companies from doing business in certain countries.

The Company's earnings and activities are affected by legislation, by actions of its regulators, and by local legislative and administrative bodies and decisions of courts in the foreign and domestic jurisdictions in which the Company and its subsidiaries conduct business. For example, these include limitations on the ability of certain subsidiaries to pay dividends to their intermediate holding companies and on the abilities of those holding companies to pay dividends to the Company (see Note 20 to the Consolidated Financial Statements). It is the policy of the FRB that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.

Various federal and state statutory provisions limit the amount of dividends that subsidiary banks and savings associations can pay to their holding companies without regulatory approval. In addition to these explicit limitations, the federal regulatory agencies are authorized to prohibit a banking subsidiary or bank holding company from engaging in an unsafe or unsound banking practice. Depending upon the circumstances, the agencies could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

Numerous other federal and state laws also affect the Company's earnings and activities, including federal and state consumer protection laws. Legislation may be enacted or regulation imposed in the U.S. or its political subdivisions, or in any other jurisdiction in which the Company does business, to further regulate banking and financial services or to limit finance charges or other fees or charges earned in such activities. There can be no assurance whether any such legislation or regulation will place additional limitations on the Company's operations or adversely affect its earnings. The preceding statement is a forward-looking statement within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 98.

There are various legal restrictions on the extent to which a bank holding company and certain of its nonbank subsidiaries can borrow or otherwise obtain credit from banking subsidiaries or engage in certain other transactions with or involving those banking subsidiaries. In general, these restrictions require that any such transactions must be on terms that would ordinarily be offered to unaffiliated entities and secured by designated amounts of specified collateral. Transactions between a banking subsidiary and the holding company or any nonbank subsidiary are limited to 10% of the banking subsidiary's capital stock and surplus, and as to the holding company and all such nonbank subsidiaries in the aggregate, to 20% of the bank's capital stock and surplus.

The Company's right to participate in the distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors. In the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its stockholders, including any depository institution holding company (such as the Company) or any stockholder or creditor thereof.

In the liquidation or other resolution of a failed U.S. insured depository institution, deposits in U.S. offices and certain claims for administrative expenses and employee compensation are afforded a priority over other general unsecured claims, including deposits in offices outside the U.S., non-deposit claims in all offices, and claims of a parent such as the Company. Such priority creditors would include the FDIC, which succeeds to the position of insured depositors.

A financial institution insured by the FDIC that is under common control with a failed or failing FDIC-insured institution can be required to indemnify the FDIC for losses resulting from the insolvency of the failed institution, even if this causes the affiliated institution also to become insolvent. Any obligations or liability owed by a subsidiary depository institution to its parent company is subordinate to the subsidiary's cross-guarantee liability with respect to commonly controlled insured depository institutions and to the rights of depositors.

Under FRB policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and commit resources to their support. As a result of that policy, the Company may be required to commit resources to its subsidiary banks in certain circumstances. However, under the GLB Act, the FRB is not able to compel a bank holding company to remove capital from its regulated securities or insurance subsidiaries in order to commit such resources to its subsidiary banks.

The Company and its U.S. insured depository institution subsidiaries are subject to risk-based capital and leverage guidelines issued by U.S. regulators for banks, savings associations, and bank holding companies. The regulatory agencies are required by law to take specific prompt actions with respect to institutions that do not meet minimum capital standards and have defined five capital tiers, the highest of which is "well-capitalized." As of December 31, 2003, the Company's bank and thrift subsidiaries, including Citibank, were "well-capitalized." See "Management's Discussion and Analysis" and Note 20 to the Consolidated Financial Statements for capital analysis.

A bank is not required to repay a deposit at a branch outside the U.S. if the branch cannot repay the deposit due to an act of war, civil strife, or action taken by the government in the host country, unless the bank has expressly agreed to do so in writing.

The GLB Act included the most extensive consumer privacy provisions ever enacted by Congress. These provisions, among other things, require full disclosure of the Company's privacy policy to consumers and mandate offering the consumer the ability to "opt out" of having non-public customer information disclosed to third parties. Pursuant to these provisions, the federal banking regulators have adopted privacy regulations. In addition, the states are permitted to adopt more extensive privacy protections through legislation or regulation. There can be no assurance whether any such legislation or regulation will place additional limitations on the Company's operations or adversely affect its earnings. The preceding statement is a forward-looking statement within the meaning of the Private Securities Litigation Reform Act. See "Forward-Looking Statements" on page 98. A recent amendment to the Fair Credit Reporting Act requires the Company's subsidiaries to give their customers the opportunity not to receive marketing solicitations that are based on the use of information from another subsidiary of the Company regarding the customer. This requirement, which is expected to become effective on approximately December 1, 2004, when implementing regulations become effective, largely parallels the Company's current practice under its privacy policy.

The earnings of the Company, Citibank, and their subsidiaries and affiliates are affected by general economic conditions and the conduct of monetary and fiscal policy by the U.S. government and by governments in other countries in which they do business.

Legislation is from time to time introduced in Congress or in the States that may change banking statutes and the operating environment of the Company and its banking subsidiaries in substantial and unpredictable ways. The Company cannot determine whether any such proposed legislation will be enacted and, if enacted, the ultimate effect that any such potential legislation or implementing regulations would have upon the financial condition or results of operations of the Company or its subsidiaries.

Insurance – State Regulation

The Company's insurance subsidiaries are subject to regulation in the various states and jurisdictions in which they transact business. The regulation, supervision and administration relate, among other things, to the standards of solvency that must be met and maintained, the licensing of insurers and their agents, the lines of insurance in which they may engage, the nature of and limitations on investments, premium rates, restrictions on the size of risks that may be insured under a single policy, reserves and provisions for unearned premiums, losses and other obligations, deposits of securities for the benefit of policyholders, approval of policy forms and the regulation of market conduct including the use of credit information in underwriting as well as other underwriting and claims practices. In addition, many states have enacted variations of competitive rate-making laws which allow insurers to set certain premium rates for certain classes of insurance without having to obtain the prior approval of the state insurance department. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of companies and other matters.

Although the Company is not regulated as an insurance company, it is the owner, through various holding company subsidiaries, of the capital stock of its insurance subsidiaries and as such is subject to state insurance holding company statutes, as well as certain other laws, of each of the states of domicile of its insurance subsidiaries. All holding company statutes, as well as certain other laws, require disclosure and, in some instances, prior approval of material transactions between an insurance company and an affiliate.

The Company's insurance subsidiaries are subject to various state statutory and regulatory restrictions in each company's state of domicile, which limit the amount of dividends or distributions by an insurance company to its stockholders.

Many state insurance regulatory laws intended primarily for the protection of policyholders contain provisions that require advance approval by state agencies of any change in control of an insurance company that is domiciled (or, in some cases, having such substantial business that it is deemed to be commercially domiciled) in that state. "Control" is generally presumed to exist through the ownership of 10% or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. In addition, many state insurance regulatory laws contain provisions that require prenotification to state agencies of a change in control of a nondomestic admitted insurance company in that state. Such requirements may deter, delay or prevent certain transactions affecting the control of or the ownership of the Company's common stock, including transactions that could be advantageous to the stockholders of the Company.

Securities Regulation

Certain U.S. and non-U.S. subsidiaries are subject to various securities and commodities regulations and capital adequacy requirements promulgated by the regulatory and exchange authorities of the jurisdictions in which they operate.

The Company's U.S. registered broker/dealer subsidiaries are subject to the Securities and Exchange Commission's (the SEC) net capital rule, Rule 15c3-1 (the Net Capital Rule), promulgated under the Exchange Act. The Net Capital Rule requires the maintenance of minimum net capital, as defined. The Net Capital Rule also limits the ability of broker/dealers to transfer large amounts of capital to parent companies and other affiliates. Compliance with the Net Capital Rule could limit those operations of the Company that require the intensive use of capital, such as underwriting and trading activities and the financing of customer account balances, and also could restrict CGMHI's ability to withdraw capital from its broker/dealer subsidiaries, which in turn could limit CGMHI's ability to pay dividends and make payments on its debt. See Notes 13 and 20 to the Consolidated Financial Statements. Certain of the Company's broker/dealer subsidiaries are also subject to regulation in the countries outside of the U.S. in which they do business. Such regulations may include requirements to maintain specified levels of net capital or its equivalent.

The Company is the indirect parent of investment advisers registered and regulated under the Investment Advisers Act of 1940 who provide investment advice to investment companies subject to regulation under the Investment Company Act of 1940. Under these Acts, advisory contracts between the Company's investment adviser subsidiaries and these investment companies (Affiliated Funds) would automatically terminate upon an assignment of such contracts by the investment adviser. Such an assignment would be presumed to have occurred if any party were to acquire more than 25% of the Company's voting securities. In that event, consent to the assignment from the stockholders of the Affiliated Funds involved would be needed for the advisory relationship to continue. In addition, subsidiaries of the Company and the Affiliated Funds are subject to certain restrictions in their dealings with each other.

Competition

The Company and its subsidiaries are subject to intense competition in all aspects of their businesses from both bank and non-bank institutions that provide financial services and, in some of their activities, from government agencies.

General Business Factors

In the judgment of the Company, no material part of the business of the Company and its subsidiaries is dependent upon a single customer or group of customers, the loss of any one of which would have a materially adverse effect on the Company, and no one customer or group of affiliated customers accounts for as much as 10% of the Company's consolidated revenues.

Properties

The Company's executive offices are located at 399 Park Avenue, New York, New York. 399 Park Avenue is a 39-story building which is partially leased by the Company and certain of its subsidiaries, including the principal offices of Citicorp and Citibank. The Company and certain of its subsidiaries occupy office space in Citigroup Center (153 E. 53rd St., New York, NY) under a long-term lease. Citibank owns a building in Long Island City, New York and leases a building under a long-term lease located at 111 Wall Street in New York City, which are totally occupied by the Company and certain of its subsidiaries.

The principal offices of TIC and TLAC are located in Hartford, Connecticut. The majority of such office space in Hartford is leased from third parties.

Additionally, the Company's life insurance subsidiaries lease certain other non-material office space throughout the United States.

CGMHI owns two buildings located at 388 and 390 Greenwich Street in New York City. The principal offices of CGMHI are located at 388 Greenwich Street, New York, New York.

Associates maintains its principal offices in Irving, Texas, in facilities which are, in part, owned and, in part, leased by it. Associates has office and branch sites for its business units throughout the United States, Canada, Asia (Japan, Taiwan, Philippines and Hong Kong), Europe and Latin America. The majority of these sites are leased and, although numerous, none is material to Associates' operations.

Banamex maintains its principal offices in Mexico City in facilities which are, in part, owned and, in part, leased by it. Banamex has office and branch sites throughout Mexico. The majority of these sites are owned.

Other offices and certain warehouse space are owned, none of which is material to the Company's financial condition or operations.

The Company believes its properties are adequate and suitable for its business as presently conducted and are adequately maintained. For further information concerning leases, see Note 28 to the Consolidated Financial Statements.

LEGAL PROCEEDINGS

Settlement of Certain Legal and Regulatory Matters

On April 28, 2003, Citigroup Global Markets Inc. (CGMI) (formerly known as Salomon Smith Barney Inc.) announced final agreements with the SEC, the National Association of Securities Dealers (NASD), the New York Stock Exchange (NYSE) and the New York Attorney General to resolve on a civil basis all of their outstanding investigations into its research and IPO allocation and distribution practices (the Research Settlement). To effectuate the Research Settlement, the SEC filed a Complaint and Final Judgment in the United States District Court for the Southern District of New York. On October 31, 2003, final judgment was entered against CGMI and nine other investment banks. The NASD has accepted the Letter of Acceptance, Waiver and Consent entered into with CGMI in connection with the Research Settlement. In May 2003, the NYSE advised CGMI that the Hearing Panel's Decision, in which it accepted the Research Settlement, had become final. As required by the Research Settlement, CGMI has entered into separate settlement agreements with 48 states and various U.S. territories and is in settlement negotiations with the remaining 2 states.

Enron Corp.

In April 2002, Citigroup was named as a defendant along with, among others, commercial and/or investment banks, certain current and former Enron officers and directors, lawyers and accountants in a putative consolidated class action complaint that was filed in the United States District Court for the Southern District of Texas seeking unspecified damages. The action, brought on behalf of individuals who purchased Enron securities (NEWBY, ET AL. V. ENRON CORP., ET AL.), alleges violations of Sections 11 and 15 of the Securities Act of 1933, as amended, and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended. Citigroup's motion to dismiss the complaint was denied in December 2002, and Citigroup filed an answer in January 2003. In May 2003, plaintiffs filed an amended consolidated class action complaint, and Citigroup filed a motion to dismiss in June 2003. Plaintiffs filed a motion for class certification in May 2003. This action is stayed, except with respect to certain discovery, until after the Court's decision on class certification.

Additional actions have been filed against Citigroup and certain of its affiliates, along with other parties, including (i) actions brought by a number of pension and benefit plans, investment funds, mutual funds, and other individual and institutional investors in connection with the purchase of Enron equity and debt securities, alleging violations of various state and federal securities laws, state unfair competition statutes, common law fraud, misrepresentation, unjust enrichment, breach of fiduciary duty, conspiracy, and other violations of state law; (ii) an action by banks that participated in two Enron revolving credit facilities, originally alleging fraud, gross negligence, breach of implied duties, aiding and abetting and civil conspiracy in connection with defendants' administration of a credit facility with Enron; the Court granted Citigroup's motion to dismiss with respect to all claims except for certain claims of aiding and abetting and civil conspiracy; (iii) an action brought by several funds in connection with secondary market purchases of Enron debt securities, alleging violations of the federal securities law, including Section 11 of the Securities Act of 1933, as amended, and claims for fraud and misrepresentation; (iv) a series of putative class actions by purchasers of NewPower Holdings common stock, alleging violations of the federal securities law, including Section 11 of the Securities Act of 1933, as amended, and Section 10(b) of the Securities Exchange Act of 1934, as amended; (v) a putative class action brought by clients of CGMI in connection with research reports concerning Enron, alleging breach of contract; (vi) an action brought by a retirement and health benefits plan in connection with the purchase of certain Enron notes, alleging violation of federal securities law, including Section 11 of the Securities Act of 1933, as amended, violations of state securities and unfair competition law, and common law fraud and breach of fiduciary duty; (vii) an action brought by the Attorney General of Connecticut in connection with various commercial and investment banking services provided to Enron; (viii) an action brought by purchasers in the secondary market of Enron bank debt, alleging claims for common law fraud, conspiracy, gross negligence, negligence and breach of fiduciary duty; (ix) an action brought by an investment company, alleging that Enron fraudulently induced it to enter into a commodity sales contract; (x) five adversary proceedings filed by Enron in its chapter 11 bankruptcy proceedings to recover alleged preferential payments and fraudulent transfers involving Citigroup, certain of its affiliates and other entities, and to disallow or to subordinate claims that Citigroup and other entities have filed against Enron; (xi) third-party actions brought by former Enron officers and directors, alleging violation of state securities and other laws and a right to contribution from Citigroup, in connection with claims under state securities and common law brought against the officers and directors and others; and (xii) a purported class action brought on behalf of Connecticut municipalities, alleging violation of state statutes, conspiracy to commit fraud, aiding and abetting a breach of fiduciary duty and unjust enrichment. Several of these cases have been consolidated or coordinated with the NEWBY action and stayed pending the Court's decision on the pending motions of certain defendants to dismiss NEWBY.

Dynegy Inc.

On June 6, 2003, the complaint in a pre-existing putative class action pending in the United States District Court for the Southern District of Texas (IN RE: DYNEGY INC. SECURITIES LITIGATION) brought by purchasers of publicly traded debt and equity securities of Dynegy Inc. was amended to add Citigroup, Citibank and CGMI as defendants. The plaintiffs allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, against the Citigroup defendants.

WorldCom, Inc.

Citigroup, CGMI and certain executive officers and current and former employees have been named as defendants—along with twenty-two other investment banks, certain current and former WorldCom officers and directors, and WorldCom's former auditors—in a consolidated class action brought on behalf of individuals and entities who purchased or acquired publicly traded securities of WorldCom between April 29, 1999 and June 25, 2002. The class action complaint asserts claims against CGMI under (i) Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended, in connection with certain bond offerings in which it served as underwriter, and (ii) Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated under Section 10(b), alleging that it participated in the preparation and/or issuance of misleading WorldCom registration statements and disseminated misleading research reports concerning WorldCom stock. On May 19, 2003, the Court denied CGMI's motion to dismiss the consolidated class action complaint. On October 24, 2003, the Court granted the plaintiffs' motion for class certification. On December 31, 2003, the United States Court of Appeals for the Second Circuit granted CGMI's petition seeking leave for an interlocutory appeal of the class certification order. The District Court has scheduled trial to begin in January 2005.

Although, pursuant to an order entered May 28, 2003, the District Court consolidated approximately seventy individual actions with the class action for pretrial proceedings, motions to remand are pending. The claims asserted in these individual actions are substantially similar to the claims alleged in the class action and assert state and federal securities law claims based on CGMI's research reports concerning WorldCom and/or CGMI's role as an underwriter in WorldCom offerings.

Numerous other actions asserting claims against CGMI in connection with its research reports about WorldCom and/or its role as an investment banker for WorldCom are pending in other federal and state courts. These actions have been remanded to various state courts, are pending in other federal courts, or have been conditionally transferred to the United States District Court for the Southern District of New York to be consolidated with the class action. In addition, actions asserting claims against Citigroup and certain of its affiliates relating to its WorldCom research reports are pending in numerous arbitrations around the country. These actions assert claims that are substantially similar to the claims asserted in the class action.

Global Crossing

On or about January 28, 2003, lead plaintiff in a consolidated putative class action in the United States District Court for the Southern District of New York (IN RE: GLOBAL CROSSING, LTD. SECURITIES LITIGATION) filed a consolidated complaint on behalf of purchasers of the securities of Global Crossing and its subsidiaries, which names as defendants, among others, Citigroup, CGMI and certain executive officers and current and former employees, asserting claims under federal securities laws for allegedly issuing research reports without a reasonable basis in fact and for allegedly failing to disclose conflicts of interest with Global Crossing in connection with published investment research. In addition, actions asserting claims against Citigroup and certain of its affiliates relating to its Global Crossing research reports are pending in numerous arbitrations around the country.

Adelphia Communications Corporation

On July 6, 2003, an adversary proceeding was filed by the Official Committee of Unsecured Creditors on behalf of Adelphia Communications Corporation against certain lenders and investment banks, including CGMI, Citibank, N.A., Citicorp USA, Inc., and Citigroup Financial Products, Inc. (together, the Citigroup Parties). The complaint alleges that the Citigroup Parties and numerous other defendants committed acts in violation of the Bank Holding Company Act and the common law. The complaints seek equitable relief and an unspecified amount of compensatory and punitive damages. In November 2003, a similar adversary proceeding was filed by the Equity Holders Committee of Adelphia.

In addition, CGMI is among the underwriters named in numerous civil actions brought to date by investors in Adelphia debt securities in connection with Adelphia securities offerings between September 1997 and October 2001. Three of the complaints also assert claims against Citigroup Inc. and Citibank, N.A. All of the complaints allege violations of federal securities laws, and certain of the complaints also allege violations of state securities laws and the common law. The complaint seeks unspecified damages. In December 2003, a second amended complaint was filed and consolidated before the same judge of the United States District Court for the Southern District of New York.

Mutual Funds

In 2003, several issues in the mutual fund industry have come under the scrutiny of federal and state regulators. The Company has received subpoenas and other requests for information from various government regulators regarding market timing, fees, sales practices and other mutual fund issues in connection with various investigations, including an investigation by the Securities and Exchange Commission and a United States Attorney into the arrangements under which we became the transfer agent for many of the mutual funds in the Smith Barney fund complex. We are cooperating fully with all such reviews.

Research

Since May 2002, Citigroup, CGMI and certain executive officers and current and former employees have been named as defendants in numerous putative class action complaints and arbitration demands by purchasers of various securities, alleging that they violated federal securities law, including Sections 10 and 20 of the Securities Exchange Act of 1934, as amended, for allegedly issuing research reports without a reasonable basis in fact and for allegedly failing to disclose conflicts of interest with companies in connection with published investment research, including AT&T Corp., Winstar Communications, Inc., Rhythm NetConnections, Inc., Level 3 Communications, Inc., Metromedia Fiber Network, Inc., XO Communications, Inc., and Williams Communications Group Inc. Almost all of these putative class actions are pending before a single judge in the United States District Court for the Southern District of New York for coordinated proceedings. The Court has consolidated these actions into separate proceedings corresponding to the companies named above. On January 30, 2004, plaintiffs in the Rhythm NetConnections, Inc. action voluntarily dismissed their complaint with prejudice.

Other

In April 2002, consolidated amended complaints were filed against CGMI and other investment banks named in numerous putative class actions filed in the United States District Court for the Southern District of New York, alleging violations of certain federal securities laws (including Section 11 of the Securities Act of 1933, as amended, and Section 10(b) of the Securities Exchange Act of 1934, as amended) with respect to the allocation of shares for certain initial public offerings and related aftermarket transactions and damage to investors caused by allegedly biased research analyst reports. On February 19, 2003, the Court issued an opinion denying defendants' motion to dismiss. Also filed in the Southern District of New York against CGMI and other investment banks were several putative class actions that were consolidated into a single class action, alleging violations of certain federal and state antitrust laws in connection with the allocation of shares in initial public offerings when acting as underwriters. On November 3, 2003, the Court granted CGMI's motion to dismiss the consolidated amended complaint in the antitrust case.

Beginning in July 2002, Citigroup and certain officers were named as defendants in putative class actions filed in the United States District Court for the Southern District of New York brought on behalf of purchasers of Citigroup common stock, alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and, in approximately half of the actions, claims for common law fraud. In November 2002, these actions were consolidated under the caption IN RE: CITIGROUP INC. SECURITIES LITIGATION. On June 2, 2003, Citigroup filed a motion to dismiss the consolidated amended complaint.

Beginning in August 2002, Citigroup and certain members of its Board of Directors were named as defendants in shareholder derivative suits filed in the Court of Chancery of the State of Delaware, alleging claims for breach of fiduciary duty, negligent breach of fiduciary duty, gross mismanagement, waste of corporate assets and indemnification. In September 2002, the Delaware actions were consolidated under the caption IN RE: CITIGROUP INC. SHAREHOLDERS LITIGATION. The defendants' motion to dismiss the case was granted in May 2003. In November 2003, the Delaware Supreme Court affirmed the dismissal of the suit. In a related case (FINK V. WEILL, ET AL.), the members of the Citigroup Board of Directors were named as defendants in a derivative action brought by an individual Citigroup shareholder in the United States District Court for the Southern District of New York.

Beginning in April 2003, two putative class actions on behalf of participants in, and beneficiaries of, the Citigroup 401(k) plan were filed in the Southern District of New York. On August 27, the two cases were consolidated under the caption IN RE: CITIGROUP ERISA LITIGATION.

Additional lawsuits containing similar claims to those described above may be filed in the future.

Security Ownership of Management and Related Stockholder Matters

Equity Compensation Plan Information

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	362,702,784 (1)	$36.92 (2)	417,636,100 (3)
Equity compensation plans not approved by security holders	17,311,338 (4)	44.15 (5)	13,019,300 (6)
Total	**380,014,122**	**$37.20**	**430,655,400**

(1) Includes 21.24 million shares issuable upon the vesting of deferred stock awards. Does not include an aggregate of 12.14 million shares subject to outstanding options under plans assumed by the Company in connection with mergers and acquisitions. The Company has not made any awards under these plans, and they are not considered as a source of shares for future awards by the Company. The weighted-average exercise price of such options is $37.93 per share. Some of the assumed options also entitle the holders to receive an aggregate of up to 411,999 Litigation Tracking Warrants (LTWs). The LTWs were issued in 1998 to holders of the outstanding common stock of Golden State Bancorp Inc. (GSB), and were assumed by Citigroup upon the acquisition of GSB in 2002. The LTWs, which are listed on the NASDAQ National Market under the trading symbol GSBNZ, could become exercisable for shares of Citigroup common stock and cash upon the occurrence of certain events. The number of shares for which each LTW may become exercisable, if any, will depend on factors existing at such time, including the number of LTWs that remain outstanding.

(2) As described in footnote 1 above, does not include 12.14 million shares subject to outstanding options under certain plans assumed by the Company in connection with mergers and acquisitions, and 21.24 million shares subject to deferred stock awards.

(3) Includes 314.73 million shares available for issuance under the Citicorp 1997 Stock Incentive Plan (1997 Plan). The 1997 Plan, which expires in 2007, provides that the number of authorized shares shall be increased each January 1 by 1.5% of the Company's shares outstanding (including treasury shares) at the prior December 31st, plus any shares subject to awards which were forfeited, canceled or settled without issuance. The 1997 Plan was approved by shareholders of Citicorp on April 9, 1997, and assumed by Citigroup pursuant to the merger of Citicorp and Travelers Group Inc., which was approved by shareholders of both companies on July 22, 1998. Does not include shares that were available for issuance under plans approved by shareholders of acquired companies but under which the Company does not make any awards. Of the number of shares available for future issuance, 354.66 million of such shares are available under plans that provide for awards of restricted stock, in addition to (or in lieu of) options, warrants and rights.

(4) Includes 3.51 million shares issuable upon the vesting of deferred stock awards. Does not include 310,609 shares subject to outstanding options under a plan assumed by the Company in a merger. The Company has not made any awards under this plan, and it is not considered as a source of shares for future awards by the Company. The weighted-average exercise price of such options is $45.37 per share.

(5) As described in footnote 4 above, does not include 310,609 shares subject to outstanding options under a plan assumed by the Company in a merger, and 3.51 million shares subject to deferred stock awards.

(6) Does not include plans of acquired companies under which the Company does not make any awards. Of the number of shares available for future issuance, 12.90 million of such shares are available under the EIP, which provides for awards of restricted stock, in addition to (or in lieu of) options, warrants and rights, and 119,500 shares are available under plans that provide for awards of restricted stock only.

Most of the equity awards made by the Company are granted under four shareholder approved plans—the Citigroup 1999 Stock Incentive Plan; the Travelers Group Capital Accumulation Plan; the 1997 Citicorp Stock Incentive Plan; and the Citigroup 2000 Employee Stock Purchase Plan. A small percentage of equity awards are granted under several non-shareholder approved plans, primarily the Citigroup Employee Incentive Plan (EIP). Generally, the awards are made to employees who participate in the Company's stock option, stock award or stock purchase programs.

All of the plans are administered by the Personnel and Compensation Committee of the Citigroup Board of Directors (the Committee), which is comprised entirely of non-employee independent directors. Persons eligible to participate in the Company's equity plans are selected by management from time to time and approved by the Committee.

The following disclosure is provided with respect to the EIP and other plans that have not been submitted to shareholders for approval. Additional information regarding the Company's equity compensation programs can be found in Note 23 to the Company's Consolidated Financial Statements.

Non-Shareholder Approved Plans

The EIP, originally adopted by the Board of Directors in 1991, was amended by the Board of Directors on April 17, 2001. Under the EIP, the Company may award stock options, stock appreciation rights and other forms of stock awards, including restricted stock, deferred stock, and stock units. Executive officers of the Company are not eligible to receive awards under the EIP or other non-shareholder approved plans. EIP awards are generally restricted or deferred stock awards, or stock options. The awards are made to new hires and to participants in the Company's Capital Accumulation Program (CAP) who are not executive officers of the Company. CAP is an incentive and retention award program pursuant to which a specified portion of a participant's incentive compensation (or commissions) is delivered in the form of a restricted or deferred stock award, or in some cases, restricted or deferred stock and stock options. Vesting periods for EIP restricted and deferred stock awards, including awards pursuant to CAP, are generally from three to five years and the awards are subject to cancellation if a participant voluntarily leaves the Company. Stock options awarded under the EIP, including CAP options, are non-qualified stock options. Options granted prior to January 1, 2003 have ten-year terms and vest at a rate of 20% per year, with the first vesting date generally occurring twelve to eighteen months following the grant date. Options granted after January 1, 2003 have six-year terms and vest at a rate of one-third per year, with the first vesting date generally occurring twelve to eighteen months following the grant date. Generally, the options are cancelled if an employee leaves the Company, except if for retirement, disability or death, in which case the options may be exercisable for a limited time.

Additionally, since December 2001, deferred stock awards that used to be made under certain deferred compensation plans administered by CGMHI are now made under the EIP. These plans provide for deferred stock awards to employees who meet certain specified performance targets. Generally, the awards vest in five years. Awards are cancelled if an employee voluntarily leaves the Company prior to vesting. Since December 2001, all equity awards under these deferred compensation plans have been granted under the EIP. Deferred stock awards granted under the Salomon Smith Barney Inc. Branch Managers Asset Deferred Bonus Plan, the Salomon Smith Barney Inc. Asset Gathering Bonus Plan, the Salomon Smith Barney Inc. Directors' Council Milestone Bonus Plan and the Salomon Smith Barney Inc. Stock Bonus Plan for FC Associates prior to December 2001 remain outstanding.

The Travelers Group Capital Accumulation Plan for PFS Representatives (the PFS Plan), the Travelers Property Casualty Corp. Agency Capital Accumulation Plan for Citigroup Stock (the TPC Plan), the Travelers Life and Annuity Agency Capital Accumulation Plan, and the Travelers Life and Annuity (Producers Group) Agency Stock Incentive Program (the TLA Program) were adopted by the Company at various times. These plans provide for CAP awards and other restricted stock awards to agents of certain subsidiaries or affiliates of the Company. The TPC Plan was terminated with respect to new awards upon the spin-off of Travelers Property Casualty Corp. in August 2002. The TLA Program was terminated with respect to new awards following a one-time award in 2001. Beginning in July 2002, awards pursuant to the PFS Plan are being made under the EIP.

The Travelers Group Stock Option Plan for PFS Representatives was adopted in 1991. The plan provided for non-qualified stock option grants to certain exclusive insurance agents. The plan is terminated with respect to new awards, and all options that remain outstanding under the plan will expire by no later than January 2005.

In connection with the acquisition of Associates in 2001, the Company assumed options granted to former Associates directors pursuant to the Associates First Capital Corporation Deferred Compensation Plan for Non-Employee Directors. Upon the acquisition, the options vested and were converted to options to purchase Citigroup common stock, and the plan was terminated. All options that remain outstanding under the plan will expire by no later than January 2010.

The Citigroup 2000 International Stock Purchase Plan (the International Plan) was adopted in 2000 to allow employees outside the United States to participate in the Company's stock purchase programs. The terms of the International Plan are identical to the terms of the shareholder-approved Citigroup 2000 Stock Purchase Plan (the U.S. Plan), except that it is not intended to be qualified under Section 423 of the Internal Revenue Code. The number of shares available for issuance under both plans may not exceed the number authorized for issuance under the U.S. Plan.

Executive Officers

The following information with respect to each executive officer of Citigroup is set forth below as of March 1, 2004: name, age, and the position held with Citigroup.

Name	Age	Position and office held
Sir Winfried F.W. Bischoff	62	Chairman, Citigroup Europe
David C. Bushnell	49	Senior Risk Officer
Michael A. Carpenter	56	Chairman & CEO, Citigroup Global Investments
Robert Druskin	56	CEO & President, Global Corporate and Investment Banking Group
Stanley Fischer	60	Vice Chairman; President, Citigroup International
William P. Hannon	55	Controller and Chief Accounting Officer
Michael S. Helfer	58	General Counsel and Corporate Secretary
Thomas W. Jones	54	Chairman & CEO, Global Investment Management Group; Chairman & CEO, Citigroup Asset Management
Sallie Krawcheck	39	Chairman & CEO, Smith Barney
Marjorie Magner	54	Chairman & CEO, Global Consumer Group
Sir Deryck C. Maughan	56	Vice Chairman; Chairman & CEO, Citigroup International
Victor J. Menezes	54	Senior Vice Chairman
Charles Prince	54	Chief Executive Officer
William R. Rhodes	68	Senior Vice Chairman; Chairman, Citicorp/Citibank, N.A.
Robert E. Rubin	65	Chairman of the Executive Committee; Member, Office of the Chairman
Todd S. Thomson	43	Chief Financial Officer; Executive Vice President, Finance, Operations & Strategy
Sanford I. Weill	70	Chairman
Robert B. Willumstad	58	President & Chief Operating Officer

Except as described below, each executive officer has been employed in such position or in other executive or management positions within the Company for at least five years.

Sir Winfried Bischoff joined Citigroup in April 2000 upon the merger of J. Henry Schroder & Co. Ltd. with Salomon Smith Barney Holdings Inc. and, from 1995 until that time, he was Chairman of Schroders Plc, the holding company of J. Henry Schroder & Co. Ltd. Mr. Fischer joined Citigroup in 2002 and, prior to that time, was the First Deputy Managing Director of the International Monetary Fund. Mr. Helfer joined Citigroup in February 2003 and, prior to that time, was President of Nationwide Strategic Investments and Chief Strategic Officer of Nationwide Mutual Insurance Company from 2000 to 2003. Previously, Mr. Helfer was a partner and head of the financial institutions practice group at Wilmer, Cutler and Pickering. Ms. Krawcheck joined Citigroup in 2002 and, prior to that time, was Chairman and Chief Executive Officer of Sanford C. Bernstein and an Executive Vice President of Bernstein's parent company, Alliance Capital Management, L.P. from 2001. Prior to that time, Ms. Krawcheck was the Director of Research at Bernstein. Mr. Rubin joined Citigroup in October 1999 and, prior to that time, served as Secretary of the Treasury of the United States from 1995 to 1999.

10-K CROSS-REFERENCE INDEX

This Annual Report on Form 10-K incorporates the requirements of the accounting profession and the Securities and Exchange Commission, including a comprehensive explanation of 2003 results.

Form 10-K

* For additional information regarding Citigroup Directors, see the material under the captions "Corporate Governance," "Proposal 1: Election of Directors" and "Section 16(a) Beneficial Ownership Reporting" in the definitive Proxy Statement for Citigroup's Annual Meeting of Stockholders to be held on April 20, 2004, to be filed with the SEC (the Proxy Statement), incorporated herein by reference.

** See the material under the captions "How We Have Done," "Report of the Personnel and Compensation Committee on Executive Compensation" and "Executive Compensation" in the Proxy Statement, incorporated herein by reference.

*** See the material under the captions "About the Annual Meeting" and "Stock Ownership" in the Proxy Statement, incorporated herein by reference.

**** See the material under the captions "Proposal 1: Election of Directors" and "Executive Compensation" in the Proxy Statement, incorporated herein by reference.

***** See the material under the caption "Proposal 2: Ratification of Selection of Auditors" in the Proxy Statement, incorporated herein by reference.

None of the foregoing incorporation by reference shall include the information referred to in item 402(a)(8) of Regulation S-K.

EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

The following exhibits are either filed herewith or have been previously filed with the Securities and Exchange Commission and are filed herewith by incorporation by reference:

- Citigroup's Restated Certificate of Incorporation, as amended,
- Citigroup's By-Laws,
- Instruments Defining the Rights of Security Holders, including Indentures,
- Material Contracts, including certain compensatory plans available only to officers and/or directors,
- Statements re: Computation of Ratios,
- Code of Ethics for Financial Professionals,
- Subsidiaries of the Registrant,
- Consents of Experts,
- Powers of Attorney of Directors Armstrong, Belda, David, Derr, Deutch, Hernandez Ramirez, Jordan, Mecum, Parsons, Pearson, Rubin, Thomas, Weill, Willumstad, and Zankel,
- CEO and CFO certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

A more detailed exhibit index has been filed with the SEC. Stockholders may obtain copies of that index, or any of the documents on that index, by writing to Citigroup Inc., Corporate Governance, 425 Park Avenue, 2nd floor, New York, New York 10043, or on the Internet at http://www.sec.gov.

Financial Statements filed for Citigroup Inc. and Subsidiaries:

- Consolidated Statement of Income
- Consolidated Balance Sheet
- Consolidated Statement of Changes in Stockholders' Equity
- Consolidated Statement of Cash Flows

On October 30, 2003, an employee of a subsidiary of the Company exercised the right to convert a $4,575,406 note issued by CGMHI and guaranteed by the Company into 1,190,086 shares of common stock of the Company, based on a conversion price of $3.8446 per share. The shares were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933 provided by Section 3(a)(9) thereof. No underwriters were used in this transaction.

On October 2, 2003, the Company filed a Current Report on Form 8-K, dated October 2, 2003, (a) reporting under Item 5 thereof that Citigroup announced the purchase of certain of its shares and (b) filing as an exhibit under Item 7 thereof a copy of the related press release dated October 2, 2003.

On October 20, 2003, the Company filed a Current Report on Form 8-K, dated October 20, 2003, (a) furnishing under Item 12 thereof the results of its operations for the quarter ended September 30, 2003 and (b) filing as exhibits under Item 7 thereof (i) the related press release and (ii) the Citigroup Inc. Quarterly Financial Data Supplement for the quarter ended September 30, 2003.

On October 30, 2003, the Company filed a Current Report on Form 8-K, dated October 24, 2003, filing as exhibits under Item 7 thereof the Terms Agreement, dated October 24, 2003, and the Form of Note relating to the offer and sale of the Company's 6.00% Subordinated Notes due October 31, 2033.

On October 30, 2003, the Company filed a Current Report on Form 8-K, dated October 24, 2003, filing as exhibits under Item 7 thereof the Terms Agreement, dated October 24, 2003, the Form of DTC Global Note, the Form of International Global Note, and the Agency Agreement, dated October 30, 2003, relating to the offer and sale of the Company's 0.800% Notes due October 30, 2008.

On November 3, 2003, the Company filed a Current Report on Form 8-K, dated November 3, 2003, filing as an exhibit under Item 7 thereof the Historical Annual Supplement of Citigroup Inc. and subsidiaries.

On November 4, 2003, the Company filed a Current Report on Form 8-K, dated November 3, 2003, (a) reporting under Item 5 thereof that Citigroup announced the completion of the acquisition of the Sears Credit Card and Financial Products business and (b) filing as an exhibit under Item 7 thereof a copy of the related press release dated November 3, 2003.

On November 4, 2003, the Company filed a Current Report on Form 8-K, dated November 4, 2003, (a) announcing under Item 9 thereof that the Company would hold an investor presentation and (b) furnishing as an exhibit under Item 7 thereof selected financial information to be presented in connection with the investor presentation.

On November 10, 2003, the Company filed a Current Report on Form 8-K, dated November 10, 2003, (a) announcing under Item 9 thereof that the Company would hold an investor presentation to review the Company's acquisition of the Sears Credit Card and Financial Products business, and (b) furnishing as an exhibit under Item 7 thereof selected financial information to be presented in connection with the investor presentation.

On November 14, 2003, the Company filed a Current Report on Form 8-K, dated October 31, 2003, filing as exhibits under Item 7 thereof the Terms Agreement, dated October 31, 2003, the Form of DTC Global Note, the Form of International Global Note, and the Agency Agreement, dated November 12, 2003, relating to the offer and sale of the Company's 4.75% Notes due November 12, 2013.

On November 26, 2003, the Company filed a Current Report on Form 8-K, dated November 25, 2003, (a) announcing under Item 9 thereof that Citigroup Asset Management had released a memo to its senior management team, and (b) furnishing as an exhibit under Item 7 thereof such memo.

No other reports on Form 8-K were filed during the fourth quarter of 2003; however:

On January 12, 2004, the Company filed a Current Report on Form 8-K, dated January 6, 2004, filing as exhibits under Item 7 thereof the Terms Agreement, dated January 6, 2004, and the Form of Note relating to the offer and sale of the Company's Floating Rate Notes due January 12, 2007.

On January 15, 2004, the Company filed a Current Report on Form 8-K, dated January 15, 2004, filing as an exhibit under Item 7 thereof the Distribution Agreement, dated January 15, 2004, relating to the offer and sale of the Company's Medium-Term Senior Notes, Series G, Due Nine Months or More from Date of Issue, and Medium-Term Subordinated Notes, Series G, Due Nine Months or More from Date of Issue.

On January 20, 2004, the Company filed a Current Report on Form 8-K, dated January 20, 2004, (a) furnishing under Item 12 thereof the results of its operations for the quarter ended December 31, 2003 and (b) filing as exhibits under Item 7 thereof (i) the related press release and (ii) the Citigroup Inc. Quarterly Financial Data Supplement for the quarter ended December 31, 2003.

On February 9, 2004, the Company filed a Current Report on Form 8-K, dated February 2, 2004, filing as exhibits under Item 7 thereof the Terms Agreement, dated February 2, 2004, and the Form of Note relating to the offer and sale of the Company's 3.625% Notes due February 9, 2009.

On February 10, 2004, the Company filed a Current Report on Form 8-K, dated January 30, 2004, filing as exhibits under Item 7 thereof the Terms Agreement, dated January 30, 2004, the Form of DTC Global Note, the Form of International Global Note, and the Agency Agreement, dated February 10, 2004, relating to the offer and sale of the Company's 4.75% Fixed Rate/Floating Rate Subordinated Notes due February 10, 2019.

United States Securities and Exchange Commission
Washington, DC 20549
Form 10-K

Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003
Commission File Number 1-9924

Citigroup Inc.
Incorporated in the State of Delaware
IRS Employer Identification Number: 52-1568099
Address: 399 Park Avenue
New York, New York 10043
Telephone: 212 559 1000

Stockholder Information

Citigroup common stock is listed on the New York Stock Exchange and the Pacific Exchange under the ticker symbol "C."

Citigroup Preferred Stock Series F, G, H, and M are also listed on the New York Stock Exchange.

Citigroup Litigation Tracking Warrants are listed on the Nasdaq National Market under the ticker symbol "GSBNZ."

Annual Meeting

The annual meeting will be held at 9:00 a.m. on April 20, 2004, at Carnegie Hall, 154 West 57th Street, New York, NY.

Transfer Agent

Stockholder address changes and inquiries regarding stock transfers, dividend replacement, 1099-DIV reporting, and lost securities for common and preferred stocks should be directed to:

Citibank Stockholder Services
P. O. Box 43077
Providence, RI 02940-3077
Telephone No. 816 843 4281
Toll-free No. 888 250 3985
Facsimile No. 201 324 3284
E-mail address: Citibank@shareholders-online.com

Exchange Agent

Holders of Golden State Bancorp, Associates First Capital Corporation, Citicorp or Salomon Inc common stock, Citigroup Inc. Preferred Stock Series J, K, Q, R, S, T, or U, Salomon Inc Preferred Stock Series E or D, or Travelers Group Preferred Stock Series A or D should arrange to exchange their certificates by contacting:

Citibank Stockholder Services
P. O. Box 43035
Providence, RI 02940-3035
Telephone No. 816 843 4281
Toll-free No. 888 250 3985
Facsimile No. 201 324 3284
E-mail address: Citibank@shareholders-online.com

The 2003 Forms 10-K filed with the Securities and Exchange Commission for the Company and certain subsidiaries, as well as annual and quarterly reports, are available from Citigroup Document Services toll free at 877 936 2737 (outside the United States at 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to:

Citigroup Document Services
140 58th Street, Suite 7i
Brooklyn, NY 11220

Copies of this annual report and other Citigroup financial reports can be viewed or retrieved through the Company's website at http://www.citigroup.com by clicking on the "Investor Relations" page and selecting "SEC Filings" or through the SEC's website at http://www.sec.gov.

Corporate Governance Materials

The following materials, which have been adopted by the Company, are available free of charge on the Company's website at http://www.citigroup.com under the "Corporate Governance" page or by writing to Citigroup Inc., Corporate Governance, 425 Park Avenue, 2nd floor, New York, New York 10043: the Company's (i) corporate governance guidelines, (ii) code of conduct, (iii) code of ethics for financial professionals, and (iv) charters of (a) the audit and risk management committee, (b) the personnel and compensation committee, (c) the public affairs committee, and (d) the nomination and governance committee. The code of ethics for financial professionals applies to the Company's principal executive officer, principal financial officer and principal accounting officer. Amendments and waivers, if any, to the code of ethics for financial professionals will be disclosed on the Company's website.

Securities Registered Pursuant to Section 12(b) and (g) of the Act

A list of Citigroup securities registered pursuant to Section 12(b) and (g) of the Securities Exchange Act of 1934 is filed as an exhibit herewith and is available from Citigroup Inc., Corporate Governance, 425 Park Avenue, 2nd floor, New York, New York 10043 or on the Internet at http://www.sec.gov.

As of February 2, 2004, Citigroup had 5,165,780,530 shares of common stock outstanding.

As of February 2, 2004, Citigroup had approximately 211,100 common stockholders of record. This figure does not represent the actual number of beneficial owners of common stock because shares are frequently held in "street name" by securities dealers and others for the benefit of individual owners who may vote the shares.

Citigroup (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein nor in Citigroup's 2004 Proxy Statement incorporated by reference in Part III of this Form 10-K.

Citigroup is an accelerated filer (as defined in Rule 12b-2 under the Securities Exchange Act of 1934).

The aggregate market value of Citigroup common stock held by non-affiliates of Citigroup on February 2, 2004 was approximately $254.3 billion.

Certain information has been incorporated by reference as described herein into Part III of this annual report from Citigroup's 2004 Proxy Statement.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 1st day of March, 2004.

Citigroup Inc.
(Registrant)

Todd S. Thomson
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 1st day of March, 2004.

Citigroup's Principal Executive Officer and a Director:

Charles Prince

Citigroup's Principal Financial Officer:

Todd S. Thomson

Citigroup's Principal Accounting Officer:

William P. Hannon

The Directors of Citigroup listed below executed a power of attorney appointing Todd S. Thomson their attorney-in-fact, empowering him to sign this report on their behalf.

C. Michael Armstrong
Alain J.P. Belda
George David
Kenneth T. Derr
John M. Deutch
Roberto Hernández Ramirez
Ann Dibble Jordan
Dudley C. Mecum
Richard D. Parsons
Andrall E. Pearson
Robert E. Rubin
Franklin A. Thomas
Sanford I. Weill
Robert B. Willumstad
Arthur Zankel

Todd S. Thomson

CITIGROUP BOARD OF DIRECTORS

C. Michael Armstrong
Chairman
Comcast Corporation

Alain J.P. Belda
Chairman and
Chief Executive Officer
Alcoa Inc.

George David
Chairman and
Chief Executive Officer
United Technologies Corporation

Kenneth T. Derr
Chairman, Retired
ChevronTexaco Corporation

John M. Deutch
Institute Professor
Massachusetts Institute of
Technology

Roberto Hernández Ramirez
Chairman
Banco Nacional de México

Ann Dibble Jordan
Consultant

Dudley C. Mecum
Managing Director
Capricorn Holdings, LLC

Richard D. Parsons
Chairman and
Chief Executive Officer
Time Warner Inc.

Andrall E. Pearson
Founding Chairman
YUM! Brands, Inc.

Charles Prince
Chief Executive Officer
Citigroup Inc.

Robert E. Rubin
Chairman, Executive Committee;
Member, Office of the Chairman
Citigroup Inc.

Franklin A. Thomas
Consultant
TFF Study Group

Sanford I. Weill
Chairman
Citigroup Inc.

Robert B. Willumstad
President and
Chief Operating Officer
Citigroup Inc.

Arthur Zankel
Senior Managing Partner
High Rise Capital Management, L.P.

HONORARY DIRECTOR

The Honorable Gerald R. Ford
Former President
of the United States

financial highlights

CITIGROUP NET INCOME—PRODUCT VIEW

In millions of dollars, except percentages and per share amounts

	2003	2002	% Change
	SEGMENT INCOME		
GLOBAL CONSUMER GROUP			
Cards	$3,631	$3,081	18%
Consumer Finance	1,928	2,199	(12)
Retail Banking	4,176	3,031	38
Other	(87)	(59)	(47)
TOTAL GLOBAL CONSUMER GROUP	9,648	8,252	17
GLOBAL CORPORATE & INVESTMENT BANKING GROUP			
Capital Markets & Banking	4,632	3,995	16
Transaction Services	770	558	38
Other[1]	(15)	(1,394)	99
TOTAL GLOBAL CORPORATE & INVESTMENT BANKING GROUP	5,387	3,159	71
SMITH BARNEY (PRIVATE CLIENT SERVICES)	778	799	(3)
GLOBAL INVESTMENT MANAGEMENT			
Life Insurance & Annuities	751	617	22
Private Bank	551	463	19
Asset Management	394	443	(11)
TOTAL GLOBAL INVESTMENT MANAGEMENT	1,696	1,523	11
PROPRIETARY INVESTMENT ACTIVITIES	230	(229)	NM
CORPORATE/OTHER	114	(56)	NM
INCOME FROM CONTINUING OPERATIONS	$17,853	$13,448	33%
Income from Discontinued Operations[2]	-	1,875	-
Cumulative Effect of Accounting Change[3]	-	(47)	-
NET INCOME	$17,853	$15,276	17%
DILUTED EPS			
Continuing Operations	$3.42	$2.59	32%
Net Income	$3.42	$2.94	16%
NET REVENUE	$77,442	$71,308	9%
RETURN ON AVERAGE COMMON EQUITY	19.8%	18.6%	

[1] 2002 includes a $1.3 billion after-tax charge related to the establishment of reserves for regulatory settlements and related civil litigation.

[2] On August 20, 2002, Citigroup completed the distribution to its stockholders of a majority portion of its remaining ownership interest in Travelers Property Casualty Corp. (TPC). Following the distribution, Citigroup began accounting for TPC as discontinued operations.

[3] Accounting change in 2002 of ($47) million results from the adoption of the remaining provisions of SFAS 142.

NM–Not Meaningful

leadership

BOARD OF DIRECTORS

C. Michael Armstrong
Chairman, Comcast Corporation

Alain J.P. Belda
Chairman & CEO, Alcoa Inc.

George David
Chairman & CEO, United Technologies Corporation

Kenneth T. Derr
Chairman, Retired, ChevronTexaco Corporation

John M. Deutch
Institute Professor, Massachusetts Institute of Technology

Roberto Hernández Ramirez
Chairman
Banco Nacional de México

Ann Dibble Jordan
Consultant

Dudley C. Mecum
Managing Director, Capricorn Holdings, LLC

Richard D. Parsons
Chairman & CEO, Time Warner Inc.

Andrall E. Pearson
Founding Chairman, YUM!Brands, Inc.

Charles Prince*∞
CEO, Citigroup Inc.

Robert E. Rubin*∞
Chairman, Executive Committee; Member, Office of the Chairman, Citigroup Inc.

Franklin A. Thomas
Consultant, TFF Study Group

Sanford I. Weill
Chairman, Citigroup Inc.

Robert B. Willumstad*∞+
President & COO, Citigroup Inc.

Arthur Zankel
Senior Managing Partner, High Rise Capital Management, L.P.

HONORARY DIRECTOR
The Honorable Gerald R. Ford
Former President of the United States

CITIGROUP INTERNATIONAL ADVISORY BOARD

Umberto Agnelli
Chairman, Fiat S.p.A.
Chairman, IFI S.p.A.

Sir Peter Bonfield
Senior Non-Executive Director
AstraZeneca PLC
Former Chief Executive
British Telecommunications plc

Thierry Breton
Chairman & CEO, France Telecom

Michael A. Carpenter
Chairman & CEO
Citigroup Global Investments

John L. Clendenin
Former Chairman & CEO
BellSouth Corporation

Valentin Diez
Vice Chairman
CEO, Sales and Marketing
Grupo Modelo, S.A. de C.V.

Robert Druskin*∞
President & CEO
Global Corporate & Investment Banking Group

John V. Faraci
Chairman & CEO
International Paper Company

Richard J. Harrington
President & CEO
The Thomson Corporation

Andrea Jung
Chairman & CEO
Avon Products, Inc.

James M. Kilts
Chairman & CEO
The Gillette Company

Ralph S. Larsen
Former Chairman & CEO
Johnson & Johnson

Göran Lindahl
Chairman, Sony Group Europe
Former President & CEO, ABB Ltd.

Sir Deryck Maughan*∞▪†+
Chairman & CEO
Citigroup International

Henry A. McKinnell, Jr., Ph.D.
Chairman & CEO
Pfizer Inc.

Sir John Parker FREng
Chairman
National Grid Transco plc

Charles Prince*∞
CEO, Citigroup Inc.

William R. Rhodes*∞+
Senior Vice Chairman, Citigroup Inc.; Chairman, Citicorp/Citibank, N.A.

Robert E. Rubin*∞
Director; Chairman, Executive Committee, Citigroup Inc.; Member, Office of the Chairman, Citigroup Inc.

H. Onno Ruding
Retired Vice Chairman
Citibank, N.A.
Former Minister of Finance
The Netherlands

Prof. Dr. Ekkehard Schulz
Chairman of the Executive Board
ThyssenKrupp AG

Morris Tabaksblat
Chairman
Reed Elsevier

Sanford I. Weill
Chairman
Citigroup Inc.

Robert B. Willumstad*∞+
President & COO, Citigroup Inc.

Lorenzo H. Zambrano
Chairman & CEO
CEMEX, S.A. de C.V.

GLOBAL CONSUMER PLANNING GROUP

Marjorie Magner*∞+
Chairman & CEO

Ellen Alemany*
EVP, Commercial Businesses Group

Ajay Banga*
President, Retail Banking, N.A.

Jorge A. Bermudez*∞†
EVP & CEO, Latin America

Michael R. Dunn∞
CFO

Steven J. Freiberg*
Chairman & CEO, Citi Cards, N.A.

Roy A. Guthrie*∞
President & CEO, CitiFinancial International

Kevin M. Kessinger*
President, Consumer Finance, N.A.

Manuel Medina-Mora*∞
CEO, Banamex

Stephanie B. Mudick
EVP & CAO

Ray Quinlan*∞
EVP, International Credit Cards

Frederik (Frits) F. Seegers*∞
CEO, Asia Pacific

Jean-Paul Votron*∞
CEO, Europe, Middle East & Africa

Simon Williams*∞
EVP, Chief Risk Officer

Martin J. Wong
General Counsel

David W. Young∞
Treasurer

GLOBAL CORPORATE & INVESTMENT BANKING PLANNING GROUP

Robert Druskin*∞
President & CEO

Suneel Bakhshi*∞
EM Corporate Banking

Randy Barker∞
Global Fixed Income

Jorge Bermudez*∞▪
CEO, Latin America

Frank Bisignano*∞
CEO, Global Transaction Services

Geoff Coley∞
Global Fixed Income

John Donnelly
Senior Human Resources Officer

James Forese*∞
Global Equities

Edward F. Greene
General Counsel

Michael Klein*∞
Global Banking

Toshiharu Kojima*∞
Nikko Citigroup

Marisa Lago
Compliance

Alan MacDonald*∞+
Global Relationship Bank

Tom Maheras*∞
Global Capital Markets

William Mills∞
CEO, Europe, Middle East & Africa

Hans Morris∞
CFO

Robert Morse*∞
CEO, Asia Pacific

Jessica Palmer
Risk Management

Charles K. Whitehead∞
Japan

Yih Sy (Y.S.) Wong*∞
EM Sales & Trading

GLOBAL INVESTMENT MANAGEMENT PLANNING GROUP

Thomas W. Jones*∞+
Chairman & CEO

Stephen Cone
Marketing & Public Relations

Chris Robinson
CAO/CFO

Michael Rosenbaum
General Counsel

Robert Shepler
Corporate Development & Retirement Services

CITIGROUP ASSET MANAGEMENT

Thomas W. Jones*∞+
Chairman & CEO

Peter Cieszko
U.S. Retail & High Net Worth

Michael Even
CIO

Stephen Hopkins
COO

Evan Merberg∞
Institutional & International

Peter Wilby
CIO, North American Fixed Income, High Yield & Emerging Markets

PRIVATE BANK

Peter K. Scaturro*∞
CEO

Michael Even
CIO

Koichiro Kitade∞
President, Japan

Damian Kozlowski
President, U.S.

Frances Sevilla-Sacasa∞
President, Latin America & Europe

Deepak Sharma∞
President, Asia Pacific & Middle East

* Member of Citigroup Management Committee
▪ Member of Global Consumer Planning Group
† Member of Global Corporate & Investment Banking Planning Group
\+ Member of Citicorp/Citibank, N.A. Board of Directors
∞ Member of Citigroup International Planning Group
▲ Member of Global Investment Management Planning Group

GLOBAL LIFE INSURANCE AND ANNUITIES

George Kokulis*∞
Chairman & CEO

Travelers Life & Annuity

Ed Cassidy
Division President, Life Insurance

Glenn Lammey
CFO

Brendan Lynch
Division President, Institutional Annuities

Kathleen Preston
Division President, Retail Annuities

Dave Tyson
CIO

International Insurance Manufacturing

Michael Froman∞
President & CEO, CitiInsurance

CITIGROUP GLOBAL INVESTMENTS

Michael A. Carpenter*
Chairman & CEO

William Comfort
Citigroup Venture Capital

SMITH BARNEY PLANNING GROUP

Sallie Krawcheck*
Chairman & CEO

Jeffrey I. Hack
CFO, COO, Private Client Group

William R. Kennedy*
Director, Global Equity Research

Robin Leopold
Senior Human Resources Officer

W. Thomas Matthews*
President & CEO, Private Client Group

Michael J. Sharp
General Counsel

CITIGROUP INTERNATIONAL PLANNING GROUP

Sir Deryck Maughan*■†+
Chairman & CEO

Stanley Fischer*■†
President; Head, Global Sovereigns

Stephen Long*†
COO

Katherine McG. Sullivan■†
EVP

EUROPE, MIDDLE EAST & AFRICA

Shirish Apte
CEO, Global Corporate & Investment Banking Group, Central & Eastern Europe, Middle East & Africa

Atif Aslam Bajwa
Cluster Head, Poland, Hungary, Czech Republic, Slovakia, Romania

Sir Winfried F.W. Bischoff*
Chairman, Citigroup Europe

Sue Harnett
Director, Retail Bank, & Deputy CEO

William Mills†
CEO, Global Corporate & Investment Banking Group Europe, Middle East & Africa

Frances Sevilla-Sacasa▲
President, Latin America & Europe, Citigroup Private Bank

Deepak Sharma▲
President, Citigroup Private Bank, Asia Pacific & Middle East

Jean-Paul Votron*■
CEO, Global Consumer Group, Middle East & Africa

Terry Williams
Business Head, CitiFinancial International, Europe

JAPAN

Stephen Bird
CEO, CitiFinancial Japan

Koichiro Kitade▲
President, Citigroup Private Bank

Toshiharu Kojima*+
CEO, Nikko Citigroup Limited

Joyce A. Phillips
Managing Director, Citibank Retail Bank

Charles K. Whitehead†
Citigroup Country Officer

MEXICO

Manuel Medina-Mora*
CEO, Banamex

Fernando Quiroz Robles
Corporate Director, Planning & Development, Banamex

ASIA PACIFIC

Ahmed Fahour
CEO, Citigroup Australia/New Zealand

Robert Morse*†
CEO, Global Corporate & Investment Banking Group, Asia Pacific

Frederik (Frits) F. Seegers*■
CEO, Global Consumer Group, Asia Pacific

Deepak Sharma▲
President, Citigroup Private Bank, Asia Pacific & Middle East

Paco Ybarra
Head of Financial Markets, Citibank Asia Pacific

LATIN AMERICA

Jorge Bermudez*†
CEO, Latin America

Betty Devita
Consumer Business Executive, North Latin America & Caribbean Division

Gustavo C. Marin
Citigroup Country Officer, Brazil

Frances Sevilla-Sacasa▲
President, Latin America & Europe, Citigroup Private Bank

GLOBAL PRODUCT HEADS

A. Richard Janiak
Managing Director, Smith Barney International Private Client Group

Jeffrey R. Shafer
Vice Chairman, International Investment Banking, Citigroup Global Markets Inc.

Yih Sy (Y.S.) Wong*†
Emerging Markets Sales & Trading

INTERNATIONAL FUNCTIONS

George Blauvelt
Chief Risk Officer

Hilary Condit
Corporate Affairs

Rudi De Koker
Risk & Capital Analysis

Rick Hanna
Mergers & Acquisitions

Alan D. Jones
Senior Human Resources Officer

Rachel Robbins
General Counsel

Edward G. Watson
CFO

CITIGROUP SENIOR CORPORATE OFFICERS

Eric Aboaf
Capital Allocation

Sir Winfried F.W. Bischoff*∞
Chairman, Citigroup Europe

David C. Bushnell*∞+
Senior Risk Officer

Nicholas Calio*∞
SVP, Global Government Affairs

Stanley Fischer*∞■
Vice Chairman

Pamela P. Flaherty
SVP, Global Community Relations

James M. Garnett, Jr.
Risk Architecture

William Hannon*
Controller & Chief Accounting Officer

Michael S. Helfer*∞
General Counsel & Corporate Secretary

Deborah Hopkins*∞
Chief Operations & Technology Officer

Sir Deryck Maughan*■∞†+
Vice Chairman

Victor Menezes*
Senior Vice Chairman

Michael Neborak
Corporate Development

Douglas L. Peterson*
Chief Auditor

Charles Prince*∞
CEO

Sheri Ptashek*
Director, Investor Relations

William R. Rhodes*∞+
Senior Vice Chairman; Chairman, Citicorp/Citibank, N.A.

Thomas F. Rollauer
Global Compliance

Saul Rosen
Chief Tax Officer

Michael Schlein*
SVP, Global Corporate Affairs, Human Resources & Business Practices

Zion Shohet*∞
Strategy & Business Development

Todd S. Thomson*∞+
EVP, Finance, Strategy, Operations & Technology; CFO

Guy Whittaker
Treasurer

Robert B. Willumstad*∞+
President & COO; President & CEO, Citicorp/Citibank, N.A.

* Member of Citigroup Management Committee † Member of Global Corporate & Investment Banking Planning Group ∞Member of Citigroup International Planning Group
■ Member of Global Consumer Planning Group + Member of Citicorp/Citibank, N.A. Board of Directors ▲Member of Global Investment Management Planning Group





one world



This group photo was taken at a gathering of Citigroup Country Officers in New York in January 2004.

CITIGROUP COUNTRY OFFICERS

Algeria
Kamal B. Driss

Argentina
Juan Bruchou

Aruba
Henry Comber

Australia
Les Matheson

Austria
Helmut Gottlieb

Bahamas
M. Carmen Butler

Bahrain
Mohammed E. Al-Shroogi

Bangladesh
Mamun Rashid

Barbados
Steve M. Bideshi

Belgium
José de Peñaranda de Franchimont

Bermuda
Steve M. Bideshi

Bolivia
Agustin Davalos

Brazil
Gustavo Marin

Brunei
Glen R. Rase

Bulgaria
Plamen Iltchev

Cameroon
Emeka Emuwa

Canada
Martin Johansson

Cayman Islands
M. Carmen Butler

Channel Islands (Jersey)
Clive S. Jones

Chile
Ariel D. Sevi

China, People's Republic of
Richard Stanley

Colombia
Steven Puig

Congo, Democratic Republic
Michel Losembe

Costa Rica
Victor Manuel Balcazar

Czech Republic
Atif Bajwa

Denmark
Christopher I. Devries

Dominican Republic
Ignacio Jasminoy

Ecuador
Francisco Aristeguieta

Egypt
Michel Accad

El Salvador
Gijs Veltman

Finland
Kari Laukkanen

France
Jean-Claude Gruffat

Gabon
Funmi Ade-Ajayi

Germany
Christine Licci

Ghana
Saviour Chibiya

Greece
Christos Sorotos

Guam
Vic Lim

Guatemala
Juan A. Miro

Haiti
Gladys M. Coupet

Honduras
Maximo Vidal

Hong Kong
Catherine Weir

Hungary
Zdenek Turek

India
Sanjay Nayar

Indonesia
Michael Zink

Ireland
Aidan M. Brady

Israel
A.J. (Gus) Felix

Italy
Luca Toniutti

Ivory Coast (Côte D'Ivoire)
Asif Zaidi

Jamaica
Peter H. Moses

Japan
Charles K. Whitehead

Jordan
Suhair Al-Ali

Kazakhstan
Dan Connelly

Kenya
Srinivasan Sridhar

Korea (South)
Sajjad Razvi

Lebanon
Elia S. Samaha

Luxembourg
Marc E. Pecquet

Macau
Catherine Weir

Malaysia
Piyush Gupta

Mexico
Manuel Medina-Mora

Monaco
To be announced

Morocco
Nuhad K. Saliba

Netherlands
Christopher I. Devries

New Zealand
Gary Newman

Nigeria
Kahlid Qurashi

Norway
Mai-Lill Ibsen

Pakistan
Zubyr Soomro

Panama
Francisco Conto

Paraguay
To be announced

Peru
Franco Moccia

Philippines
Jim Hunt

Poland
Sunil Sreenivasan

Portugal
Paulo Gray

Puerto Rico
Alvaro Jaramillo

Romania
Witold Zielinski

Russia
Allan J. Hirst

Senegal
Gabriel Lopes

Singapore
Sanjiv Misra

Slovakia
Igor M. Tham

South Africa, Republic of
Sebastian Paredes

Spain
Sergio de Horna

Sri Lanka
Kapila Jayawardena

Sweden
Jan Belfrage

Switzerland
Per Etholm

Taiwan
T.C. Chan

Tanzania, Republic of
Mayank Malik

Thailand
Terence (Tab) Cuddyre

Trinidad & Tobago
Steve M. Bideshi

Tunisia
Reza Ghaffari

Turkey
Mark T. Robinson

Uganda
Nadeem Lodhi

Ukraine
Nadir Shaikh

United Arab Emirates
To be announced

United Kingdom
Michael Kirkwood

Uruguay
Daniel Varese

Venezuela
Henry Comber

Vietnam
Charly Madan

Virgin Islands (U.S.)
Alvaro Jaramillo

Zambia
Rajaram Venkatraman

Note: Countries and territories where Citigroup does business, but has no designated Citigroup Country Officer, are not reflected in the above list.

Printed on recycled paper. Design: Citigroup Graphic Communications





one umbrella











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138780 3/04 CIT2050